Form 20-F
period 2003-12-31
LIPMAN ELECTRONICS ENGINEERING LTD
filed 2004-03-31
CIK 1270484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission file number 0-50544

LIPMAN ELECTRONIC ENGINEERING LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant's name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, par value NIS 1 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2003, the Registrant had outstanding 10,501,818 Ordinary Shares, par value NIS 1 per share.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17     Item 18

PART I

Unless the context otherwise requires, "Lipman," "us," "we" and "our" refer to Lipman Electronic Engineering Ltd. and its subsidiaries.

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The following data were derived from our audited consolidated financial statements included in Item 18 of this Annual Report:

•	consolidated statement of income data for the years ended December 31, 2001, 2002 and 2003; and

•	consolidated balance sheet data as of December 31, 2002 and 2003.

The following data were derived from our audited consolidated financial statements that are not included in this Annual Report

•	consolidated statement of income data for the years ended December 31, 1999 and 2000; and

•	consolidated balance sheet data as of December 31, 1999, 2000 and 2001.

The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this Annual Report and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

Our sales in North America are made through our subsidiary, Lipman U.S.A., Inc. We established Lipman U.S.A. in 1993. We reacquired 100% ownership of Lipman U.S.A. in September 1999 after having sold a 60% interest to an unaffiliated company in 1997. As a result, our consolidated statement of income data contained in this section for all periods after September 30, 1999 include the results of operations of Lipman U.S.A. From January 1, 1999 to September 30, 1999, we accounted for our investment in Lipman U.S.A. using the equity method.

In accordance with the rules of the Israeli Securities Authority and the Tel Aviv Stock Exchange, we have reported our consolidated financial statements in Israel in NIS prepared in accordance with generally accepted accounting principles as applied in Israel. Our consolidated financial statements in this Annual Report are prepared in dollars in accordance with generally accepted accounting principles in the United States. At a special meeting of our shareholders to be held on April 21, 2004, we are requesting approval of a proposal that will allow us to change our reporting obligations so that our reporting and disclosure obligations will be based on the U.S. Securities Exchange Act of 1934 and not on the Israeli Securities Act. Subject to approval of this proposal by our shareholders, we expect to begin reporting our financial statements only in U.S. dollars in accordance with U.S. GAAP when we report our results for the quarter ending March 31, 2004.

	YEAR ENDED DECEMBER 31,
	1999	2000	2001	2002	2003
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues	$36,903	$60,030	$62,958	$85,534	$117,667
Cost of revenues(1)	19,637	27,475	27,716	37,046	58,374
Gross profit	17,266	32,555	35,242	48,488	59,293
Operating expenses:
Research and development(1)	1,444	2,937	3,215	4,043	4,770
Selling and marketing(1)	5,674	10,297	11,802	12,422	16,317
General and administrative(1)	2,029	3,588	4,519	5,466	6,122
Stock-based compensation	—	3,443	4,253	2,746	2,579
Amortization of goodwill and other intangible assets	325	1,982	1,844	206	206
Total operating expenses	9,472	22,247	25,633	24,883	29,994
Operating income	7,794	10,308	9,609	23,605	29,299
Financial income (expenses), net	(890)	434	221	160	3,627
Other income (expenses),net	472	(3,003)	(2,712)	(472)	189
Income before taxes on income	7,376	7,739	7,118	23,293	33,115
Taxes on income (benefit)	5,422	(425)	2,017	1,366	3,750
Equity in net earnings (losses) of affiliated Companies	1,242	—	—	—	—
Net gain on changes in holdings of affiliated companies	11,786	—	—	—	—
Net income	$14,982	$8,164	$5,101	$21,927	$29,365
Dividend paid	$2,222	$—	$—	$4,665	$4,661
Dividend per share	$0.22	$—	$—	$0.47	$0.44
Basic net earnings per share	$1.51	$0.82	$0.51	$2.18	$2.88
Diluted net earnings per share	$1.51	$0.82	$0.51	$2.11	$2.75
Weighted average number of shares used in computing
Basic net earnings per share	9,919	9,946	10,028	10,039	10,502
Diluted net earnings per share	9,919	9,968	10,049	10,371	10,677

(1) Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$—	$35	$65	$70	$39
Research and development	—	899	1,026	654	258
Selling and marketing	—	129	235	418	231
General and administrative	—	2,380	2,927	$1,604	2,051
	—	$3,443	$4,253	$2,746	2,579

	AT DECEMBER 31,
	1999	2000	2001	2002	2003
	(IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents	$14,748	$7,374	$22,802	$35,522	$57,465
Working capital	12,539	24,878	38,505	59,534	91,362
Total assets	65,049	56,884	64,547	86,300	134,172
Total debt	1,948	1,576	1,262	1,268	1,264
Shareholders' equity	37,002	43,578	52,992	73,658	106,391

B.    CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.    RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our business and industry

We depend on independent distributors, independent sales organizations, value-added resellers and payment processors to sell our products. If these parties do not succeed in selling our products, or if we are not able to maintain our relationships with them, our revenues and income will decline.

We sell a significant portion of our products through third parties such as independent distributors, independent sales organizations, value-added resellers and payment processors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers or end-users to purchase our products. Typically, our arrangements with these third parties do not prevent them from selling products of other companies, including our competitors. As a result, they may not successfully sell our product offerings or they may give higher priority to products of other companies. We also may not be able to maintain our existing relationships with these third parties. If one or more of our major third-party sellers terminates or otherwise adversely changes their relationship with us, we may be unsuccessful in replacing them. The loss of one of our major third-party sellers could impair our ability to sell our products and result in lower revenues and income.

We depend on a small number of large customers and the loss of one or more of these customers, or a significant decrease in sales to any of these customers, could significantly reduce our revenues and income.

A significant portion of our revenues have resulted, and are expected to continue to result, from substantial purchases made by a limited number of customers, including distributors and independent sales organizations. In 2002, we derived approximately 44.0% of our revenues from our four largest customers and 63.2% of our revenues from our ten largest customers. In 2003, we derived approximately 38.7% of our revenues from our four largest customers and 62.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 18.0% of our revenues in 2002 and 15.5% of our revenues in 2003, and sales to AK Bank of Turkey represented 12.0% of our revenues in 2002 and 6.0% of our revenues in 2003. Our significant customers are not required to purchase minimum quantities under their agreements with us and we cannot be sure that our large customers will continue to purchase products from us. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our revenues and income could be materially adversely affected.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

Competition in our industry is intense and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. In addition, we also compete frequently with Axalto, a division of SchlumbergerSema, Thales e-transactions and Dionica Group. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which may impair our ability to maintain profitability. For example, in the second quarter of 2003, competitive pricing in Turkey, Brazil and the U.S. negatively impacted our gross margins and we expect intense pricing competition to continue in those markets for the foreseeable future. We also may face additional competition if new participants enter the markets in which we operate.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

We currently purchase some key components used in our products from only one source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Philips Semiconductors, to manufacture our proprietary application specific integrated circuits, or ASICs. The Company is committed to purchase ASICs in the amount of approximately $1 million though December 2004. If this supplier is unable to produce our required quantities of the ASICs, we would be faced with a shortage of critical components. We are also experiencing an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. In addition, we usually build one plastic injection mold to make the plastic casings for each of our products. If the plastic injection mold used to manufacture the plastic casing of a particular product is damaged or destroyed, our ability to deliver that product in a timely manner will be adversely affected. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our plastic injection molds in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components or replace our plastic injection molds in a timely manner, our costs could increase.

We depend on our manufacturing and warehouse facilities in Israel. If manufacturing at these facilities is interrupted for any reason, there could be a material adverse effect on our results of operations.

We assemble and test our products at our two manufacturing facilities located in the same industrial park in Israel. Each facility is responsible for different phases in the manufacturing process of our products. Component and finished product inventories are also stored at these facilities. Disruption of the manufacturing process at these facilities or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.

Security is vital to our customers and end-users and therefore breaches in the security of our products could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to the purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to insure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our products. If the security of our products is compromised, our reputation and product acceptance will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims.

If we do not continually enhance our existing products and develop and market new products and product enhancements, our revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry performance standards; and

•	changes in customer and end-user requirements.

Because of these factors, we must continually enhance our existing products and develop and market new products.

We cannot be sure that we will successfully complete the development and introduction of new products or product enhancements or that any new products developed will achieve acceptance in the marketplace. We may also fail to develop and deploy new products and product enhancements on a timely basis. In either case, our revenues and income could suffer and we may lose market share to our competitors.

We often produce products to hold in inventory, primarily in the U.S., to meet our customers' delivery requirements and to be able to fill orders quickly. Rapid technological change and evolving technological and industry standards are resulting in shorter life cycles for our products. Shorter life cycles for our products could cause decreases in product prices at the end of the product life cycle, inventory write-offs and a lower rate of return on our research and development expenditures.

We must adhere to industry and government regulations and standards and therefore sales of our products will suffer if we cannot comply with them.

Our products must meet industry standards imposed by Europay, Visa, MasterCard and other credit card companies. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless transmissions and communication over the Internet. Our products also must comply with government regulations, including those imposed by the Federal Communications Commission in the U.S., Underwriters' Laboratory in the U.S. and other local telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telephone lines and radio networks. We cannot be sure that we will be able to design our products to comply with future standards or regulations. Compliance with these standards could increase the cost of producing our products. Our business and financial condition could be adversely affected if we cannot comply with new industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products. We could be subject to warranty claims and product recalls, which could be expensive and adversely affect our financial condition.

We offer complex products that are susceptible to undetected hardware and software errors or failures. Products may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products and adversely affect our business and reputation. We typically offer a one-year limited warranty for our products. Our warranty generally provides that we will repair or replace products that have defects in materials or workmanship. Any significant product returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our products. Errors in third-party applications could adversely affect the performance of our products.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We require employees and consultants to execute confidentiality agreements and also seek these agreements from suppliers. These measures may not be sufficient to protect our technology from third-party infringement or to protect us from the claims of others. In addition, our products are sold in foreign markets such as China, Russia and Latin America that provide less protection for intellectual property than that provided under U.S. or Israeli laws.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. There is an increasing number of patents and patent applications in the electronic payment industry. Third parties may assert infringement claims in the future alleging infringement by our current or future products or applications. For example, we have been notified by a company that it has filed a complaint and an amended complaint alleging that our payment systems infringe two of their patents. Neither of the complaints has been served on us although this company has indicated that it will effectuate service soon. In addition, this company has recently alleged that our systems infringe a number of other patents. These or any other claims may result in protracted and costly litigation, regardless of the merits or ultimate outcome.

A significant portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

During 2002, 37.4% of our revenues were generated outside of the U.S. and Israel. During 2003, 50.3% of our revenues were generated outside of the U.S. and Israel. Revenues generated in Turkey constituted 22.9% of our revenues in 2002 and 21.2% of our revenues in 2003. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	economic and political instability in foreign countries;

•	staffing and managing foreign operations;

•	increased risk of collection;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	greater difficulty in safeguarding intellectual property in areas such as China, Russia and Latin America.

For example, in Turkey, one of our major markets, the rate of inflation was 18.4% in 2003. If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid growth in our operations, and our anticipated future growth may place a significant strain on our managerial, operational and financial resources. We cannot assure you that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth will require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel is intense, especially in Israel and the U.S. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not grow our business, our expenses may increase and our results of operations may be adversely affected.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to pursue acquisitions of businesses and technologies or to establish joint ventures to expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. If any acquisition or joint venture were to occur, we may not realize the intended benefits of the acquisition or joint venture.

Future acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins;

•	amortization of intangibles and potential impairment of goodwill; and

•	write-offs of in-process research and development.

If future acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of Isaac Angel, our president and chief executive officer; Yitzhak Cohen, our senior vice president, research and development and chief technology officer; and Mony Zenou, president and chief executive officer of our U.S. subsidiary, Lipman U.S.A., as well as other members of our senior management. Our future success depends in large part on the continued services of our senior management and key personnel. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated. Mr. Cohen is important to our new product development efforts. Recently, he had an operation to remove a tumor and underwent treatment to avoid recurrence of the tumor. Mr. Cohen has resumed his full-time employment with us. If he is unable to continue his duties full-time, our future product development, and therefore our results of operations, could be adversely affected.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During 2003, our quarterly net income ranged from $5.8 million to $9.6 million and our quarterly gross margins ranged from 45.2% to 57.1%. In some future periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares would likely decline. In addition, quarterly fluctuations can affect our planning processes.

The point-of-sale, or POS, terminal industry historically has been seasonal. Our revenues historically have been stronger during the second half of the year than during the first half of the year due primarily to increased POS terminal purchases to satisfy increased retail demand during the holiday season.

In addition, throughout the year, factors that may contribute to fluctuations in our quarterly results of operations include:

•	the mix of products we sell (as the gross margins we realize on our various products differ);

•	the mix of sales into different countries (as the gross margins we realize in various countries differ);

•	the size, timing and pricing of orders;

•	the timing of our product introductions or enhancements, or those of our competitors;

•	market acceptance of new products; and

•	competitive pricing pressures.

Therefore, the results of any past periods should not be relied upon as an indication of our future performance.

Risks relating to our operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. There are proposals to increase this annual commitment. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received tax benefits of approximately $7.7 million in 2002 and $8.7 million in 2003. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received, together with interest and penalties. These tax benefits may not continue in the future at the current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved in the future. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could adversely affect our results of operations.

Most of our revenues are generated in non-Israeli currencies while a significant portion of our expenses is incurred in NIS and therefore our results of operations may be adversely affected by currency fluctuations.

We generate most of our revenues in dollars but a significant portion of our expenses are in NIS. In 2002 and 2003, approximately 30% of our expenses were incurred in NIS. The cost of our operations in Israel measured in dollars will increase and our dollar-measured results of operations will be adversely affected if the value of the NIS increases significantly against the dollar. For example, in 2003, the value of the NIS increased from NIS 4.737 per $1.00 on December 31, 2002 to NIS 4.379 per $1.00 on December 31, 2003 resulting in increased operating expenses in our financial statements prepared in dollars in accordance with generally accepted accounting principles as applied in the U.S. Our results of operations also could be adversely affected if we are unable to mitigate the effects of currency fluctuations in Israel or other countries in which we obtain components in the future.

It may be difficult to enforce a U.S. judgment against us, our executive officers and our directors.

Because substantially all of our assets and the assets of a substantial majority of our directors and executive officers are located outside the U.S., a judgment obtained in the U.S. against us or any of them may not be collectible within the U.S. Furthermore, service of process upon these individuals, a substantial majority of whom reside outside the U.S., may be difficult to obtain within the U.S.

In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10.B of this Annual Report for additional information about some anti-takeover effects of Israeli law.

The rights and responsibilities of our shareholders will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Approval of Related Party Transactions Under Israeli Law" under Item 10.B of this Annual Report for additional information concerning this duty.

Risks relating to the Market for our Ordinary Shares

Substantial future sales of our ordinary shares may depress their market price.

If our shareholders sell substantial amounts of our ordinary shares, either on the Tel Aviv Stock Exchange or the Nasdaq National Market, the market price of our ordinary shares may fall. Any decrease in the price of our shares on the Tel Aviv Stock Exchange could cause a decrease in the price of our shares on the Nasdaq National Market.

Holders of 4,259,482 of our ordinary shares outstanding after our recent public offering in the United States, consisting of all of our executive officers and directors, have agreed that, for a period of 180 days from January 28, 2004, they will not, without the prior written consent of Merrill Lynch, the lead underwriter of our offering, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. Merrill Lynch in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Two of our shareholders may be in a position to control significant decisions affecting us. This may adversely affect the market price of our ordinary shares.

Mivtach Shamir Holdings Ltd. beneficially owns, in the aggregate, approximately 18.4% of our outstanding ordinary shares and Mez-Op Holdings Ltd., which is owned by affiliates of First Israel Mezzanine Investors Ltd., or FIMI, beneficially owns, in the aggregate, approximately 11.5% of our outstanding ordinary shares. Meir Shamir, the chairman of Mivtach Shamir Holdings, Jacob Perry and Avraham Nussbaum are members of our board of directors designated by Mivtach Shamir Holdings. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, and Mordechai Gorfung are members of our board of directors designated by Mez-Op Holdings.

Mivtach Shamir Holdings and Mez-Op Holdings have entered into an agreement with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders' equity. As a result, Mivtach Shamir Holdings and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets will be made in different currencies (dollars on the Nasdaq National Market, and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

Our History

Lipman Electronic Engineering Ltd. was incorporated in 1974 under the laws of the State of Israel. Our principal executive offices are located at 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel. Our telephone number is 972-3-902-9730. Our agent in the United States is Lipman U.S.A., Inc., 50 Gordon Drive, Syosset, New York 11791.

Our ordinary shares began trading on the Tel Aviv Stock Exchange in May 1993. Since our inception, we have been engaged in the development, manufacturing, marketing and sale of advanced electronic products. Initially, we produced electronic products such as devices for tuning communication receivers and digital radios for the defense industry. From 1982 to 1989, we developed, manufactured and sold testing systems for public telephone exchanges, point-of-sale, or POS, products and cash registers for the retail industry.

Since the end of 1989, we have focused our product development efforts on electronic payment systems and have generally marketed them under the NURIT brand name. In 1995, we incorporated wireless POS terminals into our product offerings. In 2003, we formed a joint venture with two partners to develop, market and operate prepaid cellular airtime payment systems in Israel. We use the equity method to account for our interest in this joint venture. Our ordinary shares began trading on the Nasdaq National Market in January 2004.

Principal Capital Expenditures

We had capital expenditures of $913,000 in 2001, $1.3 million in 2002 and $1.5 million in 2003. We expect that our capital expenditures will be approximately $2.0 million in 2004. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2001 consisted primarily of the purchase in Israel of leasehold improvements and office furniture and equipment for $249,000 in connection with the expansion of our facilities in Israel and vehicles for $347,000 and the purchase in the U.S. of computers and peripheral equipment for $162,000. Our capital expenditures in 2002 consisted primarily of the purchase in Israel of manufacturing equipment for $500,000 in connection with the expansion of our manufacturing facilities in Israel and vehicles for $530,000 and the purchase in the U.S. of computers and peripheral equipment for $197,000. Our capital expenditures in 2003 consisted primarily of the purchase in Israel of manufacturing equipment for $325,000 and the purchase in the U.S. of office furniture and equipment and computers and peripheral equipment for $492,000 and the purchase of vehicles for $215,000.

B.    BUSINESS OVERVIEW

Overview

We are a leading worldwide provider of electronic payment systems. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers, self-service systems that include automatic teller machines, or ATMs, and related applications. Our electronic payment systems are generally sold under our NURIT brand name. They are designed to be reliable, easy to use, and cost-efficient and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products.

Industry Background

A card-based POS transaction typically begins when a customer presents a credit or debit card to a merchant for payment. A POS terminal captures the customer's account information from the magnetic strip or electronic chip on the card and electronically transmits this information and the transaction amount to a transaction processor. The processor then electronically communicates with the financial institution that issued the card to determine whether to authorize the transaction. After the determination is made, the processor transmits an authorization or rejection response to the terminal. If the transaction is authorized, the cardholder's account is charged for the transaction. In some cases, merchants also use POS terminals for off-line payment authorizations. To authorize an off-line transaction, the terminal applies algorithms to the information stored on the terminal and the card, thereby avoiding the time and cost associated with verifying each transaction individually over a landline or a wireless network.

Growth of Card-Based Payments

The use of card-based forms of electronic payment such as credit and debit cards by consumers worldwide has steadily increased over the past ten years. According to The Nilson Report, card-based payments in the U.S. grew from 19.7% of total consumer payment transactions in 1995, representing $802.9 billion of expenditures, to 28.6% of total consumer payment transactions in 2001, representing $1.8 trillion of expenditures. Card-based payments in the U.S. are expected to represent 33.7% of total consumer payment transactions by the year 2005 and 40.9% of total consumer payment transactions by 2011. The proliferation of credit and debit cards has made the acceptance of card-based payments almost a necessity for businesses of all sizes in order to remain competitive.

While credit and debit card usage has grown significantly in the U.S., international usage has grown even faster. In 2002, Visa and MasterCard's international transaction volume increased by 15.4%, as compared to their U.S. transaction volume, which increased by 11.1%. In addition to increasing penetration of electronic payments in established markets such as Europe and Asia-Pacific, developing markets such as China, India and Russia are important drivers of growth for POS systems. As electronic payment adoption increases in these markets, merchants, government agencies, banks and retailers will need to purchase equipment to process card-based POS transactions.

Evolution of Point-of-Sale Equipment and Applications

To accommodate the growth of card-based payments and to facilitate the electronic processing of these payments, automated POS systems were introduced in the early 1980s. These POS systems improved accuracy, lowered costs, decreased transaction time, improved settlement procedures and reduced credit card abuse and fraud compared to the manual, paper-based processes of non-automated POS systems.

New applications developed in recent years have greatly expanded the functionality that POS terminals are able to provide. These new applications include gift and loyalty cards, prepaid cellular phone card activation, signature capture on the terminal screen, electronic capture and storage of receipts, electronic check truncation (which refers to the conversion of a paper check to an electronic transaction), e-mail, interactive couponing and advertising. We believe merchants are increasingly demanding these new applications. These applications require greater memory and faster processing speeds than most of the installed base of POS terminals is capable of supporting. As a result, a significant portion of the installed base of POS terminals will need to be replaced with newer, more powerful terminals. The widespread adoption of card-based payments is also creating a need for terminals in new industries and markets such as fast food restaurants, medical offices and lotteries. Growth in the terminal market is further being driven by use of card systems for identity verification in areas such as healthcare and government benefits where a cardholder uses his card to establish his identity and entitlement to various benefits.

Increasing Need for Security

The growth of electronic payments has been accompanied by an increase of payment fraud. According to The Nilson Report, members of the Visa and MasterCard associations lost approximately $3.8 billion to fraud in 2002, an increase of 15% over 2001. In response to this, payment processors and terminal providers are aggressively pursuing ways to increase the security of their payment networks. These measures include:

•	the use of a PIN to initiate a transaction at the point-of-sale;

•	encryption algorithms, which securely protect the transaction and authenticate information; and

•	migration to smart cards with embedded processors, which are more difficult to duplicate and contain significantly more information than traditional magnetic strip cards and can be programmed to support different applications.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo LLC, a smart card standards organization, which prescribed new specifications that all new and existing terminals must meet in order to be certified as acceptable for use by their member merchants. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. Visa International also recently introduced new physical security requirements that apply to all PIN entry devices, or PEDs, that are used in a POS device that can accept a Visa cardholder's PIN for authorization. These new requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa or other major card associations.

This focus on security and the introduction of EMVCo and Visa PED requirements is creating increasing demand for POS terminals that incorporate advanced security features and are capable of supporting the new security methods and EMV and Visa PED standards. We believe that most of the terminals currently deployed do not have the processing speed or memory to meet these standards.

Impact of Wireless Communications

The wireless communications industry has grown substantially in the U.S. and globally over the past twenty years. Cellular networks are faster and in some markets less expensive than landline networks, making the usage of wireless communications for payment processing superior to traditional landline networks. The increased use and availability of wireless communications are also enabling mobile workers and businesses such as taxi drivers and delivery businesses to provide secure on-line payment transaction authorization over cellular networks. The growth of wireless telecommunications and the speed and cost advantage offered by cellular communication are creating a demand for compact, easy-to-use, reliable, wireless POS systems that provide rapid transaction processing for mobile businesses that have traditionally relied on paper-based payments.

Market Size and Opportunity

The introduction of new POS applications and security standards that require greater memory than that contained in the installed base of POS terminals has created a growing demand by merchants and our customers for newer, more powerful terminals. In addition, the expansion of POS terminals into new and emerging market segments and the increased use of wireless communications are creating new sources of demand for terminals. These factors have resulted in a large and growing market for POS terminals. According to The Nilson Report, manufacturers of POS terminals shipped a total of 7.1 million units worldwide in 2002, up 16.4% from 6.1 million units in 2001 and up 87% from 3.8 million units in 1997. According to ATM & Debit News, North American POS terminal shipments grew by 12.3% in 2002 to 2.0 million terminals, up from a 4.6% increase in 2001 compared to 2000.

Our Solution

Our electronic payment systems provide merchants and transaction processors with the following key benefits:

Broad, integrated product suite.    We have developed a comprehensive suite of electronic payment systems that are easy to use, provide fast, secure transmission of payment and other data and offer significant value on a price-to-performance basis. All of our complementary products run on the same proprietary operating system as our landline POS terminals, allowing the same applications to be implemented across our product line. This makes it more cost-effective for our customers to purchase additional POS products from us than it would be to invest in new products from our competitors. Our complementary products, such as ATMs and electronic cash registers, incorporate user interfaces similar to our landline POS terminals, which makes them easy for users of our landline POS terminals to operate.

Comprehensive security features.    Our electronic payment systems offer high levels of security. Our newest terminals are designed to be tamper resistant so that all secure data is instantly erased if any attempt is made to access the terminal's electronics or if the terminal is opened or tampered with in any way. These terminals also provide visual evidence of any attempted tampering. We have implemented Triple DES (Data Encryption Standard) encryption into our terminals so that they are compatible with the anticipated migration of payment systems to this new industry encryption standard. Our operating system prevents multiple, independent applications from accessing each other's data and assures that application software cannot access encryption keys or secure data, further protecting the security of transaction data. In addition, we have received EMVCo approval for most of our systems. Our recently introduced products, including landline and wireless terminals and PIN pads, have received Visa PED security approval.

Modular and customizable architecture.    We build our POS systems using advanced, modular hardware and software architectures and proprietary customization and management tools. This helps us shorten our production time, reduce manufacturing errors and meet the individual needs of our customers. Our modular architectures allow us to add different software applications to our terminals using our proprietary operating system based on a customer's individual requirements, while maintaining compatibility with electronic payment systems manufactured by others. Our operating system also allows the same applications to be implemented across our product line, which enables us to introduce new products in a cost efficient manner. As a result, new software applications, upgrades and processing system interfaces, also known as protocols, that are developed for one of our products can be easily integrated into other current and future products. We employ advanced hardware components, including proprietary application specific integrated circuits, or ASICs, and flash memory, to produce customized products rapidly, efficiently and cost-effectively. In addition, our sales force uses Configurator, our proprietary software application, to effectively communicate a customer's specific hardware and software customization requirements to our manufacturing, testing, software downloading and packaging operations, thereby shortening our production time and reducing manufacturing costs.

Complete solutions for specific market needs.    We focus our research and development efforts on specific market needs and continually seek to combine our POS systems with proprietary or third-party applications and related services to offer complete solutions that address each stage of the transaction process. For example, we have developed several applications and technologies such as time and attendance and store management applications that integrate the POS terminal with the accounting, inventory management and marketing systems of a merchant. These features transform our POS terminals into critical components of merchants' operations and help them to improve their profitability, increase efficiencies and retain their customers. We also offer our customers a proprietary management system that operates on our network or our customer's network and enables remote downloading, software maintenance and customer support for the end-users of our products.

Low total cost of ownership.    Our electronic payment systems are designed to provide our customers and end-users with a lower total cost of ownership than competing products. A bank or transaction processor's total cost of ownership takes into consideration the cost of the hardware and software required to operate the system, the reliability of the system, the effort required to provide merchant support and the ease with which new software can be developed, installed and modified. Our products incorporate easy-to-use keyboard configurations and monitor displays and user-friendly self-help features that minimize the amount of merchant support a bank or transaction processor must provide to resolve problems that a merchant experiences. We train the help desk personnel of our customers to use our Terminal Control Center so that our customers can respond to most inquiries received from merchants and remotely enter a merchant's terminal through a modem connection to diagnose, repair and download updates in real time. In addition, our modular and customizable architecture simplifies the process of developing, installing and modifying new software applications on our terminals.

Our Strategy

Our objective is to continue to operate as a profitable leader in the electronic payment systems market. The principal elements of our strategy include:

Seek market leadership in target markets.    A key aspect of our marketing strategy is to select a limited number of attractive target markets and concentrate our efforts to become a leader in these markets. We divide the POS terminal market into four primary segments: standalone retail merchants, multi-lane retail stores, petroleum and government. Our marketing efforts currently are focused primarily on the standalone retail merchant segment because we believe that this segment offers strong growth potential. We target specific geographic markets based on the existing level of penetration of card-based payments, the opportunity for rapid growth in the adoption of card-based payments and the competitive landscape for POS systems. Currently, our primary geographic markets are the U.S., Turkey, Israel, Latin America and Spain. We also sell in China, Italy, Russia, Greece, India and Canada.

Establish long-term relationships with our customers.    We believe that one of the key factors contributing to our significant revenue growth has been the long-term relationships we have established with our customers. Our goal is to work with targeted customers to understand the business and the POS requirements of their merchant end-users and provide value-added applications and services to expand sales to these customers over time, rather than engage in one-time sales. We believe that our customers increase their business with us relative to our competitors because of the low total cost of ownership offered by our products, the valuable features our products provide to their merchant customers and the modular, customizable architecture of our products. We believe that we have a significant opportunity to continue to expand our relationships with our customers by selling additional products such as wireless terminals, electronic cash registers and self-service systems, including ATMs, and by selling services such as after-sale support and extended warranties.

Increase our recurring revenues.    We expect the percentage of our total revenues that is generated from recurring sources to increase because many of our newer services are billed on a contractual basis. For example, we offer our POS terminals to some customers on a rental basis in Israel and the U.S. and bill these customers monthly for this service. Additionally, we provide after-sale support and extended warranties under long-term contracts. We expect to generate revenues from our prepaid systems from each transaction for the sale of prepaid cellular airtime and other prepaid services at the point-of-sale. We expect to begin a pilot in April 2004 to operate ATMs in targeted retail locations in Israel. If successful, this would allow us to earn revenues on each transaction that takes place at the ATM.

Penetrate new market segments.    We have expanded our targeted market segments to include markets that are not typically associated with payment systems and that can utilize our terminals and our specialized applications. We believe that our broad, integrated suite of products, our modular and customizable architecture, our value-added applications and the low total cost of ownership of our products make us particularly well suited to meet the increasing demands in these market segments. For example, we provide health care providers with customized systems to automate eligibility verification and claims submission processes. We also provide state lotteries with customized terminals that allow the end-users to automate lottery processing, including number selections, payment and generation of winning vouchers. In addition, we offer customized loyalty card programs that our customers can use to promote loyalty and repeat sales by their customers. The demand for POS systems is increasing in these market segments and we expect them to be an important source of our future growth.

Extend our technological leadership.    We have established ourselves as a technology leader in the electronic payment industry by developing innovative POS payment terminals and related products. For example, we believe that we were the first in our industry to offer technologies such as 32-bit processors, which are significantly faster than the traditional 8-bit or 16-bit processors that are used in most of the installed base of terminals, and flash memory, which improves the accuracy and dependability of our terminals. Our research and development activities are driven by present and anticipated market needs and opportunities, which we determine based on discussions with our customers. For example, we began to offer retail ATMs, automatic scrip machines, wireless POS terminals and smart card products in response to specific market needs. We intend to use our technological expertise to continually upgrade our existing products and introduce new products to maintain and enhance our competitive position.

Acquire complementary businesses and technologies.    We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to expand our marketing and distribution capabilities, enhance the features and functionality of our electronic payment systems, facilitate the creation of solutions in the most timely fashion and increase our penetration in targeted markets.

Products

We design, manufacture and sell a broad suite of electronic payment systems. Our principal products are landline and wireless POS terminals along with related PIN pads. We also offer self-service systems and electronic cash registers that incorporate technology similar to that used in our POS terminals. We generally market our products under our NURIT brand name. We recently introduced NURIT Capture, NURIT Store Manager, Lipman ATM Management System, NURIT Terminal Control Center and Lipman Prepaid System. Our proprietary operating system is included in all of our products.

Point-of-Sale Terminals.    We offer compact, low-cost landline and wireless POS terminals that accept all types of magnetic and smart cards and support credit, debit, check, electronic benefits transfer, phone card and other electronically submitted transactions. Our terminals contain built-in receipt printers, ergonomic keyboards and easy-to-read liquid crystal displays. Our POS terminals are designed to occupy minimal counter space and are wall or swivel-base mountable or hand-held for portable use. Our POS terminals are easily integrated with a variety of optional external devices such as PIN pads, check imagers and barcode readers. Our POS terminals have a user interface that can be adapted to the local language in the markets we serve, with customized applications for specific industry use.

Our landline POS terminals are low cost, compact systems that complete transactions with rapid on-line authorizations in permanent locations such as supermarkets, retail stores and restaurants. We offer our users the ability to customize features, including terminal color, company logo, language fonts and keyboard functionality.

Our wireless POS terminals provide quick and efficient online transaction authorization for outdoor locations and mobile retailers. Our wireless terminals can also include a cellular phone. This enables us to offer both voice and data transfer in real time over a broad range of communication networks, including global systems for mobile communication, general packet radio service, Mobitex, DataTac and Cellular Digital Packet Data networks. We believe that our wireless POS terminals are more efficient and, in many markets, less expensive to operate than landline POS terminals. As the cost of communication through wireless systems decreases, we expect to further capitalize on our ability to provide cost-efficient wireless POS terminals.

Personal Identification Number Pads.    Our PIN pads enable a cardholder to enter a code that identifies that individual as the owner of a credit, debit or smart card that is being presented to pay for a transaction. Our PIN pads ensure protection of sensitive card number information by encrypting transactions. Our PIN pads support all major payment types and cards, including smart cards, as well as a wide range of applications, and are often built into our POS terminals. Our PIN pads are designed to be user friendly with easy-to-use keypads, displays and instructional prompts. They are compatible with our POS terminals and electronic cash registers, as well as many third-party POS systems.

Capture.    Capture is our document capture terminal for small and mid-sized retailers that provides electronic capture, storage and retrieval of signatures, credit card receipts and check images to enable efficient, paperless management of transactions. Capture automatically stores signatures and transaction data for fast recall in an image that is time-stamped for protection and fraud prevention. Capture is used in connection with, or integrated into, our POS terminals.

Electronic Cash Registers.    Our electronic cash registers function both as traditional cash registers, collecting and accounting for payments and providing printed receipts, and as POS terminals that transmit information for transaction authorization. Our electronic cash registers are designed for small and mid-sized retailers and consist of a completely integrated POS terminal that supports a variety of communication and electronic transaction capabilities. They also provide support for inventory control and other management functions. Our electronic cash registers accept all means of payment and are capable of operating on a standalone basis or integrated with our Store Manager to provide a more complete solution.

Store Manager.    Store Manager is our web-based service that allows merchant end-users of our electronic cash registers in the U.S. to utilize our central server to remotely perform back-office functions such as managing their inventory and maintaining their financial records from an Internet connection. This service can be accessed using any Internet browser without additional software. We expect to receive a fee from the end-users of this service. We have recently completed a pilot test of this service with approximately 15 merchants using our central server to perform their back-office functions.

Self-Service Systems.    We have applied our technology and experience in developing POS terminals to develop a line of self-service systems. We offer full-size, free standing, countertop and wall-mounted self-service kiosks. Our free standing self-service systems include ATMs and scrip machines. Our ATMs incorporate the same technology used in our POS terminals to rapidly process a customer's request to receive cash, access banking information, make cash or credit card payments or purchase prepaid services. Our ATM kiosks are designed for non-bank or financial institution deployments and are targeted at high traffic retail locations. We believe that our ATMs are more cost-efficient and easier to install and maintain than other retail PC-based ATMs because our ATMs are based on the same technology as our POS terminals. Our scrip machines are counter-top and wall-mounted kiosks that dispense printed coupons or tickets that can be used to purchase goods or services, but do not dispense cash. These scrip machines can be used at venues such as theaters, fast food restaurants, malls and airports.

Our self-service systems can support multiple value-added applications, including dispensing phone cards, gift cards and stored-value cards and initiating cash transfers. Our self-service systems accept cash, credit cards and debit cards to pay for these services, as well as smart cards for prepaid services. Our self-service kiosks satisfy both the customer demand for greater convenience and the need of the site owner to enhance revenue and promote brand equity. These kiosks also enable us to generate recurring revenue from the sales of the products and services dispensed by the self-service system. We have recently completed a pilot program with a national fast food chain in New York and Philadelphia for our ATM kiosks that dispense cash, phone cards, gift cards and stored value cards and initiate cash transfers. We also entered into an agreement with an Israeli bank and a credit card company to form a joint venture to operate our ATMs in Israel.

ATM Management System.    Our web-based ATM Management System provides remote 24/7 monitoring of ATM activity in retail environments. This allows operators of ATM networks to optimize cash inventory based on geographic and time-related usage patterns, analyze financial results in order to determine the best ATM placement and identify potential operational problems related to the ATM. In addition to ATM network monitoring, our ATM Management System provides tools for remote configuration of ATMs, updating software and downloading advertising that appears on the ATM screen.

Terminal Control Center.    Our Terminal Control Center is a proprietary management system that operates on our or our customer's network and enables direct and remote downloading, software maintenance and customer support for the end-users of our products. Our Terminal Control Center allows us to provide support to our customers and allows either us or our customers to provide support to their end-users. Remote downloading is a critical tool that allows our customers to update their installed POS terminals remotely in a quick and efficient manner, thereby eliminating the need to replace their terminals or send technicians to each terminal site to manually update the terminals. We train the help desk personnel of our customers to use our Terminal Control Center so that they can respond to most inquiries they receive from their end-users. We also use our Terminal Control Center to offer centralized support to our customers and end-users for additional services such as creating sales reports. The help desk personnel of our customers, as well as our help desk personnel, can utilize our Terminal Control Center to remotely enter an end-user's terminal through a modem connection to diagnose, repair and download updates in real time.

Prepaid System.    Our Prepaid System is a server-based system for the sale of cellular airtime from multiple cellular operators on our self-service systems, POS terminals or electronic cash registers. Depending on the infrastructure of each cellular operator, our system can connect on-line directly to the cellular operator to prepay for airtime upon sale or purchase airtime in advance and maintain a virtual stock of codes for sale.

At the merchant site, a self-service system, POS terminal or electronic cash register accepts the order for prepaid time, communicates with our Prepaid System, retrieves the appropriate code or airtime authorization and prints a summary of the transaction and a receipt. Consumers can pay for the additional cell phone minutes by any means, including credit card, debit card and cash. Our prepaid system is also compatible with POS terminals and cash registers from any vendor.

In addition to the sale of cellular phone time, our Prepaid System can be set up to sell other types of prepaid services, including vouchers for restaurants, utility services and mass transit vouchers, eliminating the need for a merchant to stock physical prepaid cards.

In 2003, we conducted a pilot project in Israel for our Prepaid System. We recently commenced commercial sales of this system.

Customers and End-Users

In the U.S., our customers are distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. The majority of our U.S. customers resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Outside the U.S., we sell primarily to large banks and financial institutions who provide our terminals to their end-users. In Israel and certain other countries, we also sell or rent directly to a limited number of end-users. Through December 31, 2003, we had shipped more than 1,500,000 terminals to locations in 16 countries.

In 2002, we derived approximately 44.0% of our revenues from our four largest customers and 63.2% of our revenues from our ten largest customers. In 2003, we derived 38.7% of revenues from our four largest customers and 62.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 18.0% of our revenues in 2002 and 15.5% of our revenues in 2003 and sales to AK Bank of Turkey represented 12.0% of our revenues in 2002 and 6.0% of our revenues in 2003. We expect to continue to rely on a limited number of customers for a significant percentage of our revenues.

Customer and End-User Service and Support

We are committed to providing high quality, reliable products, and superior service and support for our products. Customer and end-user service and support are an integral part of our business activities. We have assembled a technical support team with localized expertise in Israel, the U.S., Turkey, Spain, China and Russia. Our offices and our customers in these countries utilize our Terminal Control Center, MyNurit.com and Emulator as well as our modular application software to provide customized POS systems for customers or end-users.

MyNurit.com is a web-based tool we make available to our resellers and distributors to streamline and automate their terminal sales and support processes, including contact management, ordering, payment, troubleshooting, downloading terminal software and interactive training. MyNurit.com also provides our resellers with access to our database containing numerous articles related to our industry and allows our resellers to earn and redeem points under our value incentive program, or VIP, reward program. Emulator is our seamless application development environment that combines a software development tool kit with testing, quality assurance and training programming modules. It enables our customers and third-party application developers to rapidly design, write, test and deploy new terminal applications in a graphical user interface environment.

We provide a wide range of support services that increase our profitability and meet the needs of our customers. Our value-added services include help desk services for end-users in the U.S. and Israel, terminal download services to download merchant specific parameters in the U.S. and Israel, PIN pad encryption services and applications in the U.S., customized deployment and packaging services in the U.S. and Israel and web-based training, in the U.S. and other countries. We offer our Terminal Control Center and Emulator in all countries.

We typically offer a one-year limited warranty for our products. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship. We also sell extended three to five year warranties for our products in the U.S., Israel and Turkey.

Sales and Marketing

Our sales and marketing department is responsible for product management, account management, sales administration and corporate marketing communication. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and product enhancements. Our product management group also manages our international certification processes.

Our products are sold or otherwise distributed by our direct sales force and by distributors, independent third-party resellers such as independent sales organizations and value-added resellers, financial institutions, and electronic payment processors. Independent sales organizations resell our products primarily to small merchants in connection with arranging for credit card processing by a financial institution for the merchant. Value-added resellers generally purchase our products for incorporation with or into their own systems for resale directly to end-users.

Our account management group, which is primarily located in Israel, works closely with our distributors and value-added resellers to provide them with sales tools, technical training and on-going logistical support that facilitate their sales and support efforts. Our sales administration group supports our sales offices and our customers with all areas of their sales activities. Our corporate marketing communication group is responsible for our marketing programs, including corporate and product branding, a loyalty program, trade shows, press releases, press interviews, speaker engagements, training and technology seminars, print advertising, sales and marketing material and white papers, articles and newsletters. In addition, as we are dependent on the active marketing and sales efforts of our distributors and resellers, we offer a VIP reward program in the U.S. that is designed to promote repeat purchases of our products by our U.S. distributors and resellers. This program enables them to earn points based on the number and type of products they purchase. The points are redeemable for prizes, cash rebates or discounts on future purchases of additional POS terminals. We believe that our VIP reward program was the first loyalty program in the POS terminal industry and is indicative of our innovative sales and marketing efforts.

As of December 31, 2003, we had 145 sales and marketing employees, representing 27.7% of our total workforce. Our sales and marketing employees are located as follows: 52 in Israel, 33 in the U.S., 48 in Turkey, 7 in China, 2 in Spain and 3 in Latin America. We also use independent sales representatives in some countries. We currently have a representative office in Spain that generates sales leads, performs marketing services and assists us with our direct sales in Spain. Although we make sales directly to customers in Spain, this office is operated by a sales representative who owns the office. We pay all of the salaries, rent and other operating expenses of this office. Effective January 1, 2004, we will consolidate the results of operations of our office in Spain in our financial statements.

Manufacturing

We have two manufacturing facilities located in the same industrial park in Rosh Haayin, Israel, one for printed circuit board assembly operations, and the other for final assembly, testing and packaging of our products. In our production facilities, we use sophisticated surface mount technology assembly lines, extensive testing equipment and quality control procedures for components, subassemblies and final products. We use subcontractors in Israel for assembly of terminals and peripherals to handle peak demands and thereby optimize the use of our own manufacturing facilities. Our materials, planning, purchasing and logistical processes are coordinated through our enterprise resource planning system that is an integrated software system we use to manage our resources.

We typically build our products to order using our high level of manufacturing flexibility and thereby minimize our work-in-process. We customize our products based on customer specifications and test 100% of our finished products using automated testing processes. We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments. Our primary manufacturing facilities are ISO 9002 certified, which is an international set of quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services.

We run weekly and monthly forecasts and daily materials requirement planning to optimize our inventory and raw materials supply. We procure all components and raw materials used in our products centrally based on our forecasts to obtain favorable prices. We maintain strong relationships with our suppliers to ensure that we receive an adequate supply of components and raw materials at favorable prices and to access their latest technologies and product specifications. In addition, we use advanced logistic systems and supply management tools to increase the efficiency of our operations.

Although we generally use standard parts and components in our products, we depend on a single manufacturer, Philips Semiconductors, to manufacture our ASICs. We have agreed to purchase, and Philips Semiconductors has agreed to supply us with, approximately $1.0 million of ASICs through the end of 2004. The agreement provides that we and Philips Semiconductors intend to continue this relationship after 2004. To date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources. We expect that in 2004 there may be longer lead times for delivery of some of our key components.

In addition, we have agreed to purchase all our thermal printer modules from Seiko Instruments Inc. until the end of 2005, if it can deliver the required quantities. Purchases from Seiko under this agreement accounted for 11% of our total purchases of raw materials in 2003. From time to time we pay our suppliers in advance to assure a supply of components at a fixed price. As of December 31, 2003, we had advanced $368,000 to our suppliers.

To minimize costs in countries where import tax is as high as 40%, we expect to arrange for local manufacturing of our products in South America and are investigating local manufacturing in China and other markets.

As of December 31, 2003, we had 187 employees in our manufacturing division.

Competition

Competition in our industry is intense, and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. We also compete with Axalto, a division of SchlumbergerSema, Thales e-transactions and Dionica Group. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. For example in the second quarter of 2003, competitive pricing in Turkey, Brazil and the U.S. negatively impacted our gross margins and we expect intense pricing competition to continue in those markets for the foreseeable future. We also may face additional competition if new participants enter the markets in which we operate. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins which may impair our ability to maintain profitability.

The principal factors on which we compete are security, price and cost of ownership, value-added services provided, performance, ease-of-use, flexibility, customer support and scalability. We believe that our products compete favorably based on these factors and that our implementation period is shorter than that of our competitors, providing us with a competitive advantage.

Industry Standards and Government Regulations

Our products must comply with industry and government standards with respect to, among other things, anti-fraud protection, processing protocols and technological matters. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, increasing needs for system compatibility and developments in technology such as wireless transmissions and transactions and communication over the Internet.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo, a smart card standards organization, and prescribed specifications that all new and existing terminals must meet in order to be certified for use in their respective systems. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. We have updated our systems to comply with EMVCo specifications and received EMVCo certification for most of our systems.

Visa International also introduced new physical security requirements that apply to all PIN entry devices, or PEDs, that are used at the point-of-sale. These new requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa. According to Visa's current regulations, all PEDs purchased by its payment processors after January 1, 2004 must have such approval. Both Visa and MasterCard are in the process of migrating to next generation encryption algorithms. In order to be ready to support these new security measures on their network, Visa also requires that all PEDs be capable of complying with these new security measures by January 1, 2004. We were one of the first companies in the industry to have one of their systems pass Visa International's stringent security tests and to have received Visa PED approval earlier this year. Our recently introduced products, including landline and wireless terminals and PIN pads, have received Visa PED security approval.

There are also other certifications required by card processors, which are essential for deploying our terminals in the U.S. and other markets. These certifications assure purchasers that the terminals adhere to the processors' functional and network requirements.

Our products also must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation and connections with telephone lines and radio networks. Our terminals have been certified as complying with a large number of national requirements, including Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements elsewhere. In addition to national requirements for telecommunications devices, many cellular network operators have their own certification process for devices to be used on their networks. Our wireless terminals are presented for certification to operators as the need arises.

Before completing sales in foreign countries, our products must comply with local telecommunications standards, recommendations of quasi-regulatory authorities, and recommendations of standards-setting committees. In addition, public carriers require that equipment connected to their networks comply with their own standards. Although we believe our products currently meet all applicable industry and government standards, we cannot guarantee that our products will comply with future standards. Any future inability to obtain on a timely basis or retain domestic or foreign regulatory approvals or certifications or to comply with existing or evolving industry standards could have a material adverse effect on our business, operating results and financial condition.

Intellectual Property and Proprietary Rights

We have developed a significant amount of proprietary technology, including intellectual property relating to our operating systems, Terminal Control Center and Configurator. We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. We have one patent and two patent applications pending in the U.S. and patent applications pending in Europe, China, Hong Kong and Israel covering our POS terminals. In addition, we have patent applications pending in the U.S., Europe and Israel covering our management system and one provisional patent application in the U.S. relating to our ATMs.

Our policy is to require employees and consultants to execute confidentiality agreements when their relationship with us begins. We also seek these protective agreements from suppliers and subcontractors. These agreements provide that confidential information developed or made known during the course of a relationship with us is to be kept confidential and not disclosed to third parties, except in specific circumstances. Our proprietary technology incorporates algorithms, software design and hardware design. We believe that our hardware design is not easily copied in part because of the proprietary ASIC that is incorporated into our hardware. Nevertheless, it might be possible for unauthorized third parties to copy aspects of our products or to obtain and use information that we regard as proprietary.

Many participants in the POS industry have an increasing number of patents and patent applications. Third parties may, from time to time, assert infringement claims in the future alleging infringement by our current or future products. It is possible that these claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of these claims. We have been notified by a company that it has filed a complaint and an amended complaint alleging that our payment systems infringe two of its patents. Neither of the complaints has been served on us although this company has indicated that it will effectuate service soon. In addition, this company has recently alleged that our systems infringe a number of other patents. Based on the information we have regarding these complaints and other allegations from communications with this company, we believe these claims will not materially adversely affect us. We intend to vigorously defend these claims. However, these or any other claims may result in protracted and costly litigation, regardless of the merits or the ultimate outcome.

We have trademarks in the U.S. and Israel covering NURIT and a variety of other marks.

This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights, including our logo and NURIT®. EMV™ is a trademark owned by EMVCo. Other trademarks, service marks and trade names referred to in this Annual Report are the property of their respective owners.

Legal Proceedings

We are not a party to any material legal proceedings. See "Intellectual Property and Proprietary Rights" under this Item 4B for a discussion of a potential legal proceeding.

C.    ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

Lipman U.S.A., Inc. and Lipman Electronics Consulting Limited are our significant subsidiaries that we wholly own. Lipman U.S.A., Inc. is a New York corporation and Lipman Electronics Consulting Limited is a company organized under the laws of Turkey.

D.    PROPERTY, PLANTS AND EQUIPMENT

We own our 32,186 square foot office and production facility located in Rosh Haayin, Israel, which we first occupied in 1998. The facility is located on a plot that we have leased from the Israeli Lands Authority for a period of 49 years, ending in the year 2041. Across the street from our owned office and production facility, we lease a 27,000 square feet production facility, service center and warehouse. The term of this lease is through September 2011. We lease 27,900 square feet of office space in Syosset, New York. The term of the lease is through March 2009. We also have sales and support offices and representative offices in Miami, Beijing, Moscow, Istanbul, Madrid, Buenos Aires and Milan.

We believe that our current facilities are adequate for our operations as currently conducted. If additional facilities are required, we believe that we could obtain additional facilities at commercially reasonable prices.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under "Risk Factors" in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

A.    OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

We are a leading worldwide provider of electronic payment systems. Our products include landline and wireless POS terminals, PIN pads, electronic cash registers, self-service systems that include ATMs and related applications.

Our revenues consist primarily of sales of our electronic payment systems, and, to a lesser extent, rentals of our electronic payment systems, warranty services and maintenance and support services. Sales of our electronic payment systems accounted for 91.0% of our revenues in 2001, 90.0% of our revenues in 2002 and 93.9% of our revenues in 2003.

We currently generate recurring revenue from rentals of our POS terminals in Israel and the U.S. for which we bill our customers monthly and by providing after-sale support and extended warranties. We have recently developed and launched additional applications that are expected to generate recurring revenues in the future. We expect to generate revenues from our prepaid systems from each transaction at the point of sale for the sale of prepaid cellular airtime and other prepaid services. We also intend to begin operating ATMs in retail locations, allowing us to earn revenues on transactions for prepaid services such as restaurant vouchers, gift cards and stored-value cards. We expect that recurring revenues will represent an increasing percentage of our revenues over the next several years.

Over the past three years, our strategy has been to expand on a targeted basis the geographical areas that we serve. The following table indicates our revenues by geographical region during 2001, 2002 and 2003 (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2001		2002		2003
U.S.	$38,721	61.5%	$45,866	53.6%	50,560	43.0%
Turkey	10,305	16.4	19,608	22.9	24,934	21.2
Europe	3,643	5.8	6,219	7.3	18,307	15.5
Latin America	1,562	2.5	1,944	2.3	10,109	8.6
Israel	5,666	9.0	7,698	9.0	7,974	6.8
Other	3,061	4.8	4,199	4.9	5,783	4.9
Total	$62,958	100.00%	$85,534	100.0%	$117,667	100.0%

Cost of revenues consists primarily of raw material costs, salaries and related personnel expenses for employees engaged in the assembly of our products, overhead charges relating to the manufacture of our products and maintenance and support services relating to our products. Pricing pressures on our products increased during 2003 and are expected to continue to be a significant competitive factor impacting our results for the foreseeable future.

Our gross profit percentage from the sale of our products in Turkey was lower during 2003 because of increased competition and competitive pricing pressures in that market. Our increased sales in Brazil also had a negative impact on our gross profit percentage because import taxes imposed on sales of products manufactured outside of Brazil and competitive pricing pressures caused our gross profit percentage on sales in Brazil to be lower than in other markets. In addition, our gross margins in the U.S. were lower in 2003 as a result of the costs of our value incentive program, or VIP reward program, and competitive pricing. As a result of competitive pricing and other factors, our gross profit percentage was lower in 2003 than in 2002. We also expect our gross profit percentage to be lower in 2004 than in 2003.

Research and development expenses consist primarily of direct employee compensation expenses and the cost of equipment and materials, depreciation and rent associated with our research and development activities. Research and development expenses also include expenses incurred in connection with our outsourced research and development activities, and obtaining certifications from industry standard setting groups. All research and development costs are expensed as incurred.

Selling and marketing expenses consist primarily of salaries, commission and related personnel, depreciation and rent expenses for our sales personnel, expenses related to foreign representative offices, costs of marketing and related trade shows, exhibitions and promotional expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, investor and public relations, depreciation and professional fees.

Stock-based compensation consists of non-cash charges based on the fair value of options granted by us. We expense options as they vest based on the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period. We granted 120,000 options to our chairman of the board. One half of these options vested on December 31, 2003 and the remainder vested upon completion of our recent public offering in January 2004. This will result in a stock-based compensation charge of $1.1 million in the first quarter of 2004. In addition, we granted options to purchase 543,000 ordinary shares with an exercise price equal to $41.60 per share and options to purchase 26,900 ordinary shares with an exercise price equal to $22.00 per share in February 2004. We expect that our total stock-based compensation charges will be $5.2 million for 2004.

Amortization of goodwill and other intangible assets in 2001 consisted of non-cash charges related to the reacquisition of a majority interest in our U.S. subsidiary. As a result of the adoption of new accounting rules, effective January 1, 2002, amortization of goodwill and other intangible assets consists of the amortization of intangible assets that have a definite life. Goodwill and intangible assets with an indefinite life are no longer amortized and are subject to periodic impairment tests.

Financial income, net consists of interest received on deposits or short-term investments, offset by interest expense on borrowings, and incorporates adjustments due to exchange rate variances.

Other income (expenses), net consists primarily of the change in the value of our holdings in Wizcom Technologies Ltd., a former subsidiary organized in 1995. We currently own approximately 18.6% of the outstanding shares of Wizcom. Wizcom is a publicly traded company listed on the Frankfurt Stock Exchange. Our investment in Wizcom is included in "Long-term marketable securities" on our consolidated balance sheet and is classified as available-for-sale marketable securities because we do not have significant influence over the management and operations of this company. Under the available-for-sale method, this investment is carried at market value with unrealized gains reported in "Accumulated other comprehensive income." Until June 30, 2003, unrealized gains or losses on the investment in Wizcom were immaterial and, therefore, included in the statement of income. Beginning with the third quarter of 2003, the increase in the value of the investment in Wizcom was reported as a separate component in shareholders' equity.

We currently have a dispute with a former distributor of our products in Brazil. This former distributor currently owes us $1.5 million. We began an arbitration proceeding to collect the amounts owed to us. The former distributor has asserted counterclaims against us in the arbitration proceedings. Although we believe we will recover these amounts and that the counterclaims are without merit, we cannot be certain this will be the case. Any amounts awarded in the arbitration to the former distributor or other collection costs would result in a charge to our statement of income.

Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, we have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Our status as an Approved Enterprise provides us with a theoretical reduced tax rate of approximately 15% for 2003 and a rate of up to 25% from 2004 to 2008. Our tax rate after 2003 might be less than 25% depending upon future capital investments and Approved Enterprise certifications as well as the rate of growth of our revenues. The effective tax rate in our statement of income may be different than our Approved Enterprise tax rate because the basis for computing theoretical taxes on income for financial statement purposes in dollars under generally accepted accounting principles as applied in the U.S. differs from the basis for computing taxes under Israeli law where income is based on financial statements in NIS that are adjusted for inflation in Israel. Effective January 1, 2004, we elected to measure our taxable income based on changes in the exchange rate of the U.S. dollar. In addition, other items included in our financial statements, such as stock-based compensation or financial income, can affect our effective tax rate because they either may not be deductible or may not be considered income for tax purposes in Israel.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate past judgments and our estimates, including those related to revenue recognition and accounts receivable, bad debts, stock-based compensation, inventories, foreign currency and goodwill. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Accounts Receivable

Most of our revenues relate to product shipments, which are recognized upon shipment of product pursuant to Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable;

•	no further obligations exist; and

•	collectibility is probable.

Determinations related to the third and fifth criteria above are based on management's judgments regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees.

If changes in conditions cause management to determine these criteria are not met for future transactions, revenue recognized for any reporting period could be adversely affected. Although we meet the requirements of SAB 104 upon shipment of product and the recording of revenue, we continually evaluate our accounts receivable for any bad debts and make estimates for any bad debt allowances.

We maintain a general allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We also compute an allowance based upon a specific customer account review of our customers. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, investigation into their financial status, as well as consideration of their payment history with us. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. If we determine, based on our assessment, that it is more likely than not that a customer will be unable to pay, we will write off the account receivable.

Stock-based Compensation

We have decided voluntarily to account for employee stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 123 defines a fair value based method of accounting for employee stock option compensation. We concluded that stock options are a form of employee compensation expense, and therefore believe that it is appropriate that these costs be recorded in our financial results to more clearly reflect economic reality.

We use the Black-Scholes option-pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but these items involve inherent uncertainties based on market conditions that are generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

We also recorded stock-based compensation of $1,913,000 in 2003 in connection with options granted to our chairman of the board of directors. These options are accounted for as a variable plan under the fair value method under SFAS No. 123, in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Accounting, or in Conjunction with Selling, Goods or Services," and Emerging Issues Task Force No. 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees."

Inventories

We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions generally over a twelve-month period on an item-by-item basis. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

Foreign Currency

A significant portion of our operations is conducted through operations in foreign countries. Revenues from our international operations outside of Israel represented 91% of our total revenues in 2002 and 93% in 2003. In 2002, approximately 88% of our total revenues was recorded in dollars, 9% in NIS and 3% in Euros and in 2003 approximately 81% of our revenues was recorded in dollars, 7% in NIS and 12% in Euros.

In accordance with the relevant accounting standards, we are required to translate the financial statements of our Israeli and foreign operations from the currency in which they keep their accounting records, generally the local currency, into dollars. The treatment of this translation in our consolidated financial statements depends on our determination of the functional currency of our Israeli and foreign entities. The functional currency is determined based on economic and operational aspects of the Israeli and foreign entities. Generally, the currency in which the entity transacts a majority of its transactions, including billings, financing, payroll and other expenditures, as well as any dependency upon the Israeli entity and the nature of the operations, are considered in determining the functional currency. Based on our assessment, we have determined that the functional currency of our Israeli and foreign entities is the dollar. This is principally based on the billing arrangements, dependency on the parent and nature of our operations. As a result of the functional currency being the dollar, any translation gains or losses are recorded in our consolidated statements of income.

Goodwill and Intangible Assets with an Indefinite Life

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

We completed the transitional impairment review of goodwill and intangible assets with an indefinite life as required by SFAS No. 142 and determined that there was no indication of impairment with respect to goodwill and intangible assets with an indefinite life as of January 1, 2002. We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. As of December 31, 2003, no impairment was required.

Results of Operations

The following table shows selected items from our consolidated statements of income as a percentage of our total revenues:

	Year Ended December 31,
	2001	2002	2003
Revenues	100.00%	100.00%	100.00%
Cost of revenues	44.0	43.3	49.6

Gross profit	56.0	56.7	50.4

Operating expenses:
Research and development	5.1	4.7	4.0
Selling and marketing	18.7	14.6	13.9
General and administrative	7.2	6.4	5.2
Stock-based compensation	6.8	3.2	2.2
Amortization of goodwill and other intangible assets	2.9	0.2	0.2

Total operating expenses	40.7	29.1	25.5

Operating income	15.3	27.6	24.9
Financial income, net	0.4	0.2	3.1
Other income (expenses), net	(4.3)	(0.5)	0.2

Income before taxes on income	11.3	27.2	28.2
Taxes on income (benefit)	3.2	1.6	3.2

Net income	8.1%	25.6%	25.0%

Years Ended December 31, 2002 and 2003

Revenues.    Revenues increased 37.6% to $117.7 million in 2003 from $85.5 million in 2002. Revenues increased primarily as a result of our commencement of sales in Brazil which resulted in $8.4 million of revenues in 2003, as well as increases in sales of $10.8 million in Spain, $4.7 million in the U.S., and $5.3 million in Turkey. These increases were primarily due to an increase of approximately 28.2% in unit volume and a contribution of approximately 7.3% due to a favorable product mix which is reflected in a higher average unit price.

Cost of revenues.    Cost of revenues increased 57.6% to $58.4 million in 2003 from $37.0 million in 2002. Gross profit as a percentage of revenues decreased to 50.4% in 2003 from 56.7% in 2002. The decrease in gross profit as a percentage of revenues was attributable to pricing pressures on sales in Turkey, particularly in the second quarter of 2003, as a result of increased competition in that market, low gross margins on sales in Brazil because of competitive pricing and import taxes imposed on sales of products manufactured outside of Brazil and lower gross margins in the U.S. as a result of the costs of our VIP reward program and competitive pricing.

Research and development.    Research and development expenses increased 18.0% to $4.8 million in 2003 from $4.0 million in 2002. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department. In addition, we continued the expansion of the division we established in 2002 within research and development to develop new applications in connection with our strategy to increase recurring revenues. These increased expenses were partially offset by cost savings in 2003 from research and development activities related to local product adaptation that were outsourced to lower cost areas in India and Russia. As a result, research and development expenses as a percentage of revenues were 4.1% in 2003 compared to 4.7% in 2002.

Selling and marketing.    Selling and marketing expenses increased 31.4% to $16.3 million in 2003 from $12.4 million in 2002. This increase was attributable primarily to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales. Selling and marketing expenses as a percentage of revenues decreased to 13.9% in 2003 from 14.5% in 2002 as a result of the increase in revenues.

General and administrative.    General and administrative expenses increased 12.0% to $6.1 million in 2003 from $5.5 million in 2002. This increase was attributable primarily to higher bonus provisions as a result of the increase in our net income. General and administrative expenses as a percentage of revenues decreased to 5.2% in 2003 from 6.4% in 2002 as a result of the increase in our revenues.

Stock-based compensation.    Stock-based compensation expenses decreased 6.1% to $2.6 million in 2003 from $2.7 million in 2002. The decrease is attributable to the accelerated method we use to calculate stock-based compensation, offset in large part by a stock-based compensation charge of approximately $1.2 million in the fourth quarter of 2003 relating to the vesting of options granted to our chairman of the board of directors. In 2002, we recognized stock-based compensation of $1.8 million in connection with options granted in 1999 and $600,000 in connection with options granted in 2001. In 2003, we recognized stock-based compensation of $81,000 in connection with options granted in 1999 and $308,000 in connection with options granted in 2001. In 2003, stock-based compensation consisted primarily of the fair value of options granted to our chairman of the board of directors during that period.

Amortization of goodwill and other intangible assets.    Amortization of goodwill and other intangible assets was $206,000 in 2002 and 2003.

Financial income, net.    Financial income, net was $3.6 million in 2003 compared to $160,000 in 2002. This increase was primarily the result of the strengthening of the value of the NIS compared to the dollar in 2003. We had an increase of $977,000 in interest income during 2003 due to higher average cash balances and higher interest rates on NIS deposits. In addition, a significant portion of our cash and cash equivalents were held in NIS denominated accounts resulting in a currency gain of $1.2 million that was included in financial income.

Other income (expense), net.    We had other income, net of $189,000 in 2003 compared to other expense, net of $472,000 in 2002.

Taxes on income.    Taxes on income were $3.8 million in 2003, representing an effective tax rate of 11.3%, compared to $1.4 million in 2002, representing an effective tax rate of 5.9%. Higher tax rate in 2003 is a result of a larger portion of net income being attributed to approved enterprise programs that have higher tax rates.

Years Ended December 31, 2001 and 2002

Revenues.    Revenues increased 35.9% to $85.5 million in 2002 from $63.0 million in 2001 primarily as a result of increases in sales of $9.3 million in Turkey and $7.1 million in the U.S. These increased revenues were in large part attributable to the introduction of more advanced and more secure POS terminals and sales to new customers in these two markets. In addition, our sales increased by $2.5 million in Spain, $1.6 million in China and $1.0 million in Brazil.

Cost of revenues.    Cost of revenues increased 33.7% to $37.0 million in 2002 from $27.7 million in 2001. This increase was attributable primarily to the increase in revenues. Gross profit as a percentage of revenues increased to 56.7% in 2002 from 56.0% in 2001. We were able to maintain our gross profit percentage despite increased pricing pressures by continuing to realize economies of scale and production efficiencies.

Research and development.    Research and development expenses increased 25.8% to $4.0 million in 2002 from $3.2 million in 2001. This increase was attributable mainly to an increase in personnel expenses due to the continued expansion of our research and development department. In addition, in 2002, we established a new division within research and development to develop new applications in connection with our strategy to increase recurring revenues. These increased expenses were partially offset by cost savings in 2002 from research and development activities related to local product adaptation that were outsourced to lower cost areas in India and Russia. Research and development expenses as a percentage of revenues decreased to 4.7% in 2002 from 5.1% in 2001 primarily due to the increase in revenues in 2002.

Selling and marketing.    Selling and marketing expenses increased 5.3% to $12.4 million in 2002 from $11.8 million in 2001. This increase was attributable primarily to the expansion of marketing efforts in the U.S., Turkey, Latin America and Spain. Selling and marketing expenses as a percentage of revenues decreased to 14.5% in 2002 from 18.7% in 2001 as a result of the increase in revenues in 2002.

General and administrative.    General and administrative expenses increased 21.0% to $5.5 million in 2002 from $4.5 million in 2001. This increase was attributable mainly to an increase in the number of executive personnel and higher bonus provisions as a result of the increase in our net income. General and administrative expenses as a percentage of revenues decreased to 6.4% in 2002 from 7.2% in 2001 as a result of the growth in our revenues in 2002.

Stock-based compensation.    Stock-based compensation expenses decreased 35.4% to $2.7 million in 2002 from $4.3 million in 2001. The decrease is attributable to the accelerated method we use to calculate stock-based compensation. In 2001, we granted options to purchase an aggregate of 877,500 shares at an exercise price of $9.00 per share. In 2001, we recognized stock-based compensation of $800,000 in connection with these grants and $3.5 million in connection with options granted in 1999. In 2002, we recognized stock-based compensation of $1.4 million in connection with the options granted in 1999 and $760,000 in connection with the options granted in 2001. In addition, in 2002 options to purchase 516,000 shares granted in 1999 were cancelled. As a result of this cancellation, the remaining unamortized compensation related to the cancelled options, equal to $514,000, was charged to stock-based compensation expense. We did not grant any options in 2002.

Amortization of goodwill and other intangible assets.    Amortization of goodwill and other intangible assets decreased 88.8% to $206,000 in 2002 from $1.8 million in 2001. On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, in 2002, amortization of goodwill and other intangible assets consisted solely of amortization of intangible assets with a definite life.

Financial income, net.    Financial income, net decreased 27.6% to $160,000 in 2002 from $221,000 in 2001. This decrease was due primarily to the decline in interest rates in the U.S.

Other expenses, net.    Other expenses, net decreased 82.6% to $472,000 in 2002 from $2.7 million in 2001. This decrease was primarily attributable to the smaller decline in the value of our shareholding in Wizcom in 2002 compared to 2001.

Taxes on income.    Taxes on income were $1.4 million in 2002, representing an effective tax rate of 5.9%, compared to $2.0 million in 2001, representing an effective tax rate of 28.3%. Stock-based compensation was not an expense deductible for tax purposes in Israel in 2001 and 2002. Stock-based compensation was higher in 2001 than in 2002, while income before taxes on income was lower in 2001. This caused the effective tax rate to be 17.3% higher in 2001 than in 2002. The basis for computing theoretical taxes on income for financial statement purposes under U.S. GAAP differs from the basis for computing taxes under Israeli law where income is based on financial statements in NIS that are adjusted for inflation in Israel. This caused the effective tax rate to be 9.8% higher in 2001 than in 2002. These two factors that increased the effective tax rate in 2001 compared to 2002 were offset in part by our Approved Enterprise status, which resulted in tax benefits that were proportionally greater in 2001 and benefited the effective tax rate in 2001 by 4.7% compared to the effective tax rate in 2002. The net effect of these items caused the effective tax rate to be 22.4% higher in 2001 than in 2002.

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

Most of our revenues are denominated in dollars. However, a large portion of our costs is incurred at our facilities in Israel, resulting in a substantial portion of our operating expenses being denominated in NIS. Our NIS costs, as expressed in dollars, are influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. A devaluation of the NIS against the dollar would result in an increase in operating income, as expressed in dollars, while an increase in the value of NIS against the dollar would result in an increase in our operating expenses and adversely affect our operating income, as expressed in dollars.

The annual rate of deflation in Israel was 1.9% in 2003 and the annual rate of inflation in Israel was 6.5% in 2002, 1.4% in 2001, 0% in 2000 and 1.3% in 1999. The NIS strengthened against the dollar by approximately 7.6% in 2003 and 2.7% in 2000 and weakened against the dollar by approximately 7.3% in 2002 and 9.3% in 2001.

Seasonality

Historically, our revenues and results of operations have been stronger in the second half of the year as a result of increased purchases of POS payment systems to satisfy increased retail demand during the holiday season. Furthermore, our customers' capital budgets typically end at the end of the year, which leads to higher spending at the end of the year.

B.    LIQUIDITY AND CAPITAL RESOURCES

Through 2003, we funded our operations primarily through cash from operations. As of December 31, 2003, we had cash and cash equivalents of $57.5 million. In the first quarter of 2004, we sold 2,376,400 shares in our initial public offering in the United States and received net proceeds of approximately $90.9 million in this offering.

We have loans that financed our headquarters building in Israel, which also contains one of our manufacturing facilities. As of December 31, 2003, the aggregate outstanding balance under these loans was $1.3 million. These loans, which are linked to the Japanese yen, are payable in equal quarterly installments through 2012 and bear interest at the yen London Inter-Bank Offer Rate plus 1.5% per year. As of December 31, 2003, the annual interest rate on these loans was 1.625%.

Our operating activities provided cash of $16.9 million in 2001 primarily as a result of net income of $5.1 million, non-cash expenses of $4.3 million related to stock-based compensation, $2.6 million related to the impairment of an investment and $1.8 million related to amortization of goodwill and other intangible assets, as well as a decrease in inventories of $2.9 million and an increase in trade payables of $2.0 million. Our operating activities provided cash of $18.7 million in 2002 primarily as a result of our net income of $21.9 million and non-cash expenses of $2.7 million related to stock-based compensation, offset in part by an increase in inventories of $8.3 million. Our operating activities provided cash of $22.7 million in 2003, primarily as a result of our net income of $29.4 million and an increase of $8.1 million in payroll and other accruals and $6.7 million in trade payables, offset by an increase of $14.1 million in trade receivables, and an increase of $8.6 million in inventories.

Our trade receivables increased in 2003 primarily because of increased sales volume and longer payment cycles in countries such as Brazil and Spain. Because of the increase in the lead time for delivery of some of our key components, we increased our inventory of components in 2003 to provide a supply of components to meet anticipated increased demand in 2004.

We used $1.3 million of cash in 2001 and $1.9 million of cash in 2002 in investing activities. The cash used in 2001 and 2002 was used primarily for the acquisition of property, plant and equipment and investments in short-term marketable securities. We had $197,000 of cash provided by investing activities in 2003, primarily as a result of proceeds of $1.9 million from the sale of marketable securities, offset in part by $1.5 used for the acquisition of property, plant and equipment.

In 2001, we used $114,000 of cash in financing activities, primarily consisting of $127,000 in principal payments of long-term bank loans. In 2002, we used $4.1 million of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $658,000 received from the issuance of shares upon the exercise of stock options. In 2003, we used $960,000 of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $3.8 million received from the issuance of shares upon the exercise of stock options.

We believe that our existing cash and cash equivalents, including the net proceeds of our recent initial public offering, and cash from operations, will be sufficient to meet our anticipated operating cash requirements. Part of our strategy is to pursue acquisition opportunities and establish joint ventures. The completion of one or more acquisitions or the establishment of one or more joint ventures could affect our need for additional capital.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

Our research and development department focuses on developing new products, technologies and applications for our products as well as enhancements to existing technologies and applications. We develop new technologies that enhance the features, functionality and capabilities of our product lines and ensure compatibility and interoperability between our products and products of third parties. Our local offices provide customization and adaptation to meet the needs of our customers in their local markets. We work closely with our customers to develop products that address and anticipate end-user needs.

As of December 31, 2003, we had 110 research and development employees representing 21.1% of our total workforce, of whom 52 were located in Israel, 23 were located in the U.S., 14 were located in Turkey, 15 were located in China, 4 were located in Spain and 2 were located in Russia. In addition, we outsource research and development to independent software companies who employ approximately 19 people in other countries.

Our research and development objective is to develop high quality systems at low production costs while maintaining a competitive time-to-market. To achieve this, we develop modular software and hardware platforms. Our operating system uses an identical core on all devices to facilitate customization of operating system functionality to the specific hardware features of each product. Our modular hardware platforms, supported by our operating system, enables reuse of hardware building blocks for short development cycles. We provide full compatibility between all our products so that applications developed for a specific product model are designed to be compatible with all future models. Our research and development expenses were $3.2 million in 2001, $4.0 million in 2002 and $4.8 million in 2003.

D.    TREND INFORMATION

Trends contributing to the increased demand for electronic payment terminals include growth of credit and debit card usage in the U.S. and other established markets, the adoption of electronic payments in new markets such as China, India and Russia and new or improved infrastructure of communication networks. In addition, many existing terminals are becoming obsolete due to new security standards designed to prevent fraud and we believe they will need to be updated or replaced in the near future.

Competition in the market for electronic payment systems is also increasing, which is resulting in significant pressure on prices and subsequent lower gross margins. Increasing competition and the need to incorporate the latest technologies into products to compete in our markets require us to make significant investments in research and development to offer competitive new products and services.

E.    OFF-BALANCE SHEET ARRANGEMENTS

None.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2003, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Long-term bank loans	1,264	145	290	290	539
Operating leases	2,830	515	988	955	372
Minimum Purchase commitment	500	500
Total cash obligations	4,594	1160	1,278	1,245	911

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information for our directors and senior management at March 1, 2004.

NAME	AGE	POSITION
Jacob Perry	60	Chairman of the board of directors
Isaac Angel	47	President and chief executive officer
Mike Lilo	44	Executive vice president, finance and chief financial officer
Mony Zenou	40	President and chief executive officer — Lipman U.S.A.
Yitzhak Cohen	56	Senior vice president, research and development; chief technology officer
Roy Neuman	45	Executive vice president, operations; chief operating officer
Eliezar Yanay	43	Vice president, sales and marketing
Rolf Salomon	41	Vice president, systems, solutions and applications
Lydia Sperber	43	Vice president, human resources
Meir Shamir	52	Director
Ishay Davidi	42	Director
Aharon Lipman	57	Director
Rami Lipman	56	Director
Avraham Nussbaum	54	Director
Mordechai Gorfung	63	Director
Linda Harnevo	48	Director
Izhak Davidi	66	Director
Jonathan Kaplan	46	Director

Jacob Perry has served as chairman of our board of directors since February 2003. He has also served as chairman of the board of directors of Lipman U.S.A. since May 2003. From March 1995 to December 2002, Mr. Perry was the president and chief executive officer of Cellcom Israel Ltd., a cellular provider in Israel. Mr. Perry is also the chairman of the board of directors of United Mizrahi Bank Ltd., a banking company traded on the Tel Aviv Stock Exchange, and a director of Magal Security Systems Ltd., a company engaged in the development and marketing of computerized security systems and traded on the Nasdaq National Market and the Tel Aviv Stock Exchange.

Isaac Angel has served as our president since August 1999 and as chief executive officer since February 2001. He has been a senior employee of Lipman since 1979, initially as chief development manager and from 1993 to August 1999 as senior vice president, marketing.

Mike Lilo has served as our executive vice president, finance and chief financial officer since January 1, 2004. From October 1998 until December 2003, he was the chief financial officer of AudioCodes, Ltd., a provider of voice over packet technologies traded on the Nasdaq National Market. He also served as chief operating officer of AudioCodes from May 2002 until December 2003. From 1996 to 1998, Mr. Lilo served as chief financial officer of Comfy Interactive Ltd., a multimedia company traded on the Tel Aviv Stock Exchange. Mr. Lilo worked from 1985 until 1996 for Scitex Corporation Ltd., a digital imaging solutions company, in various financial positions, including as manager of Scitex Israel's Economic Department.

Mony Zenou has served as president and chief executive officer of Lipman U.S.A. since August 2000. From its founding in 1993 until August 2000, Mr. Zenou was president and chief operating officer of Lipman U.S.A.

Yitzhak Cohen has served as our senior vice president, research and development since September 1993 and as chief technology officer since February 2001. Before his employment at our company, Mr. Cohen was an employee of Motorola, Inc. for 24 years serving as the development manager for the alarm and control division for several years.

Roy Neuman has served as our executive vice president, operations and chief operating officer since April 2000. From November 1999 to April 2000, he served as general manager of Ardan Electrical Engineering. From March 1996 to November 1999, he served as general manager of CNC Advanced Technology Marketing Ltd. From 1989 to March 1996, he served as manager of the Mechanical Division of Scitex Corporation Ltd.

Eliezar Yanay has served as our vice president, sales and marketing since October 2001 responsible for all subsidiaries (including sales and marketing channels and direct corporate customers) other than Lipman U.S.A. and Lipman Latin America. Prior to his employment at our company, he served as the vice president, marketing for Shira Computers from 2000 to 2001 and was a marketing manager of the workflow division of Scitex Corp. from 1996 to 2000.

Rolf Salomon has served as our vice president, systems, solutions and applications since January 2002. From 1999 to 2001, he served as vice president of research and development at Realm Technologies Ltd. From 1998 to 1999, he was a department manager of the servers and network management group at Vocaltec Ltd. From 1997 to 1999, Mr. Salomon was the chief architect in the Tetra subscriber development center at Motorola, Israel.

Lydia Sperber has served as our vice president, human resources since January 2003. Previously, she served as our human resource manager and chief accountant since 1986.

Meir Shamir has served as a director since 1993. Since 1992, Mr. Shamir has been the chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel Aviv Stock Exchange. Mr. Shamir also serves as a director of each of the following companies: Wizcom Technologies Ltd., a company of which we own approximately 18.6% of the outstanding shares, that is engaged in the field of electronics and traded on the Deutsche Borse A.G.; and Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel Aviv Stock Exchange.

Ishay Davidi has served as a director since September 2002. Since August 1996, he has been the chief executive officer and senior partner of First Israel Mezzanine Investors Ltd. and chief executive officer of Mez-Op Holdings Ltd., a wholly-owned subsidiary of FIMI affiliates. Mr. Davidi is a director of Tadiran Communications Ltd., a manufacturer of communications devices traded on the Tel Aviv Stock Exchange, and of Tedea Technologies Development and Automation Ltd., a maker of load cells also traded on the Tel Aviv Stock Exchange. Ishay Davidi is the nephew of Izhak Davidi.

Aharon Lipman is a co-founder of our company and has served as a director since 1974. From 1983 to May 2001 and from November 2001 to February 2003, he served as chairman of our board of directors. From August 1999 to February 2001, he served as our chief executive officer. From 1974 through August 1999, he served as our president. Mr. Lipman is also a director of Wizcom Technologies Ltd. Aharon Lipman is the brother of Rami Lipman.

Rami Lipman is a co-founder of our company and has served as a director since 1978. He served as our executive vice president from 1993 to 1999. He has also served as a director of Lipman U.S.A. since August 1999. From August 1999 to August 2000, he served as chairman of the board of directors and chief executive officer of Lipman U.S.A. Rami Lipman is the brother of Aharon Lipman.

Avraham Nussbaum has served as a director since December 2001. Since 1992, Mr. Nussbaum has been a joint managing director of Ashtrom Group Ltd. He is also a director of Ashtrom Properties

Ltd, Ashlad Ltd and Ashtrom Projects Ltd, land development and land holding companies traded on the Tel Aviv Stock Exchange, and Mivtach Shamir Holdings Ltd, an investment company traded on the Tel Aviv Stock Exchange.

Mordechai Gorfung has served as a director since September 2002. Since 1982, Mr. Gorfung has served as the chairman and chief executive officer of Tedea Technological Development and Automation Ltd., a company traded on the Tel Aviv Stock Exchange. Since July 2003, he has served as the chairman and chief executive officer of Marathon Venture Capital Fund Ltd., a company traded on the Tel Aviv Stock Exchange.

Linda Harnevo Ph.D. has served as a director since April 2003. Dr. Harnevo is a co-founder of RedZebra Ltd., a technology solutions company, and has served as its chief executive officer since July 2001. Dr. Harnevo is a also co-founder of Global Medical Networks Inc., a company engaged in the field of mobile medical information. From May 1997 to January 2001, she was a general manager of Teamworks Technology Ltd., a company engaged in developing new visual technologies. She is also a director of Gilat Satellite Networks Ltd., a satellite communications company traded on the Nasdaq National Market.

Izhak Davidi has served as a director since April 2003. From 1992 until December 31, 2002, Mr. Davidi served as president and chief executive officer of Nesher Israeli Cement Enterprises Ltd. Izhak Davidi is the uncle of Ishay Davidi.

Jonathan Kaplan has served as a director since December 2003. Mr. Kaplan has been a consultant at Bar Ilan University since January 2002, and has been a lecturer at Bar Ilan University since 1995. From January 1999 to January 2002, he served as the Income Tax Commissioner for the State of Israel and from January 1993 to January 1999, he served as Income Tax Vice Commissioner for the State of Israel. Mr. Kaplan is a director of Alony-Hetz Properties & Investments Ltd., a company listed on the Tel Aviv Stock Exchange that specializes in foreign real estate and financial investments.

Each of our directors is serving a one year term except that our independent directors, Linda Harnevo and Izhak Davidi, are serving a three year term in accordance with Israeli law. Their three year terms expire at the general meeting of shareholders to be held in 2006 and their terms may be extended one additional term of three years to 2009.

Pursuant to an agreement between Mivtach Shamir Holdings and Mez-Op Holdings, Jacob Perry, Meir Shamir and Avraham Nussbaum are the board designees of Mivtach Shamir and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. See "Shareholders' Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings" in Item 7.A of this Annual Report for a discussion of this agreement.

B.    COMPENSATION

The aggregate compensation paid to our president and chief executive officer, Isaac Angel, during 2003 was approximately $900,000. Our four highest paid officers in 2003, other than our chief executive officer, were three of our vice presidents, who were paid approximately $540,000, $380,000, and $160,000, respectively, and the president and chief executive officer of Lipman USA, who was paid approximately $650,000. The aggregate compensation paid to our other three executive officers in Israel during 2003 was approximately $330,000. The aggregate compensation paid to directors during 2003 was approximately $254,000. These compensation amounts include amounts for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Employee directors do not receive additional fees for their services as directors. During 2003, we set aside approximately $97,000 for the benefit of our officers for pension, retirement or similar benefits during 2003. We do not set aside any funds for the benefit of our directors who are not employees for any pension, retirement or similar benefits.

In February 2003, we entered into a three-year agreement with Perry Jacob Management Services Ltd., a company controlled by Jacob Perry. Under this agreement, Mr. Perry is required to provide services as an active chairman of our board of directors for at least 2 days a week, approximately 40% of his business time. At the end of its initial term of three years, this agreement is automatically renewed for successive one year periods until either party notifies the other not to renew the agreement. The management company receives a monthly management fee of NIS 42,000, equal to approximately $9,590 based on the NIS to dollar exchange rate on December 31, 2003, subject to adjustments for inflation, for these services, plus reimbursement of Mr. Perry's business expenses.

Under this agreement, Mr. Perry received options, exercisable until December 31, 2006, to purchase 120,000 of our ordinary shares at a price of $16.00 per share. The current exercise price of Mr. Perry's options is $15.55 per share. In accordance with this agreement, the option exercise price of Mr. Perry's options was reduced by $0.45 as a result of the dividend paid in June 2003. Options to purchase 60,000 shares vested on December 31, 2003, and options to purchase an additional 60,000 vested on the completion of our recent initial public offering in the U.S. Mr. Perry is subject to a lock-up agreement with the underwriters of this offering until July 26, 2004.

As of January 7, 2004, our executive officers and directors held options to purchase an aggregate of 571,000 ordinary shares. The average exercise prices of these options, other than the options to purchase 120,000 ordinary shares held by Jacob Perry, is $11.74, and their vesting dates range from August 29, 2003 to August 31, 2005. In addition, options to purchase an additional 306,000 ordinary shares were granted to our executive officers in February 2004 upon completion of our initial public offering in the United States.

A summary of our stock option activity and related information for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001		2002		2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	718,000	21.25	1,591,500	14.50	989,100	10.99
Granted	877,500	9.00	—	—	274,350	22.00
Cancelled	(4,000)	22.50	(529,000)	20.61	(60,000)	21.58
Exercised	—	—	(73,400)	9.00	(400,600)	9.57

Outstanding at the end of the year	1,591,500	14.50	989,100	10.99	802,850	14.22

As of December 31, 2003, options to purchase 228,200 ordinary shares were exercisable at an average exercise price of $10.71 per share.

We do not have any agreements with directors providing for benefits upon termination of employment.

C.    BOARD PRACTICES

Israeli Companies Law

We are incorporated in Israel and are listed on the Tel Aviv Stock Exchange, and therefore we are subject to various corporate governance matters under Israeli law relating to independent directors, the audit committee and the internal auditor under applicable Israeli law.

    Independent Directors

Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to independent directors:

•	companies must appoint two independent directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;

•	independent directors must be elected by a majority vote at a shareholders' meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied;

•	at least one-third of the shares held by shareholders other than controlling shareholders must be voted in favor of the election of the independent director; or

•	the total number of shares voted against the election of the independent director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;

•	the term of an independent director is three years and may be extended by vote of the shareholders for one additional term of three years, and an independent director can be removed from office only under limited circumstances;

•	if all directors are of the same gender, the next new independent director must be of the other gender;

•	each committee of the board of directors is required to include at least one independent director; and

•	independent directors may only be compensated in amounts as specified in the Companies Ordinance Rules for the Remuneration and Expense for Independent Directors, as approved from time to time by the Minister of Justice.

Israeli law provides that a person may not be appointed as an independent director if the person, a relative, partner or employer of the person or any entity under the person's control has, as of the date of the person's appointment to serve as an independent director, or had during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by any entity controlling the company.

No person can serve as an independent director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an independent director or may otherwise interfere with the person's ability to serve as an independent director.

Ms. Harnevo and Izhak Davidi have been elected as our independent directors under Israeli law for a term through April 2006.

Our articles of association provide for a board of directors of not less than three directors and not more than fifteen directors, as may be fixed from time to time by vote of the shareholders. Under our articles of association, all directors serve a one-year term, except that pursuant to Israeli law, independent directors serve a three year-term which may be extended for an additional term of three years. Our directors may at any time and from time to time appoint any other person as a director, whether to fill a vacancy or to add a director to serve until the first general meeting of shareholders after such appointment, subject to the maximum number of directors permitted under our articles of association.

Audit Committee and Internal Auditor

Under Israeli law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the independent directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service, a controlling shareholder or their relatives.

Also, under Israeli law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company's acts comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company's independent accounting firm.

Our board of directors has formed an audit committee. The audit committee, which consists of Ms. Linda Harnevo and Messrs. Izhak Davidi, Mordechai Gorfung and Jonathan Kaplan, exercises the powers of the board of directors for our accounting, reporting and financial control practices.

D.    EMPLOYEES

We had the following number of employees as of December 31, 2001, 2002 and 2003 in the areas set forth in the table below:

	As of December 31,
	2001	2002	2003
Research and Development	77	100	110
Manufacturing	120	153	187
Sales and Marketing	95	126	145
Management and Administration	68	70	80
Total Employees	360	449	522

Our employees were located in the following countries as of December 31, 2001, 2002 and 2003:

	As of December 31,
	2001	2002	2003
Israel	234	280	321
U.S.	58	74	76
Turkey	31	50	76
China	24	27	30
Spain(1)	6	8	8
Russia	5	6	7
Other	2	4	4

Total Employees	360	449	522

(1)	Represents employees in our representative office.

The growth in the number of our employees over the past three years was primarily attributable to the following factors:

•	replacement of a number of temporary or seasonal workers hired to manufacture our products with permanent employees as our manufacturing production requirements continued to grow;

•	additional sales and support personnel to sell our products and support our customers in new markets;

•	creation of a new division within research and development to develop new applications to increase recurring revenues; and

•	discontinuance of our outsourcing arrangements for terminal and system design requirements and creation of a new department to handle the design requirements in-house.

Competition in Israel for technical personnel is intense. We believe we have been able to attract talented engineering and other technical personnel. None of our employees are represented by a labor union, and we have not experienced any work stoppage. We believe our relations with our employees to be good and that our future success will depend on our continuing ability to hire, integrate and retain qualified personnel.

Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month's salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute by us amount to approximately 15% of wages, up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

In addition, by order of the Israeli Ministry of Labor and Welfare, the provisions of a collective bargaining agreement between the Histadrut (the General Federation of Labor in Israel) and the Industrialists Association in Israel may be applicable to a segment of our employees other than managerial, finance and administrative, and marketing and sales personnel. This collective bargaining agreement principally concerns cost of living increases, vacation and holiday pay, length of the workday, wage tariffs, termination and severance payments. We provide our employees with benefits and working conditions that are at least as favorable as the conditions specified in the collective bargaining agreement.

E.    SHARE OWNERSHIP

Security Ownership of Our Directors and Executive Officers

The following table shows the number of our ordinary shares beneficially owned by each director or executive officer who beneficially owns more than 1% of our outstanding ordinary shares. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days. As of March 1, 2004, 12,928,318 of our ordinary shares were issued and outstanding (excluding treasury shares).

The officers and directors have the same voting rights as the other shareholders.

Director or Executive Officer	Amount Owned		Percent of Class
Meir Shamir	2,382,554	(1)	18.4%
Ishay Davidi	1,486,053	(2)	11.5
Rami Lipman(3)	367,600		2.8
Aharon Lipman(4)	334,660		2.6
Isaac Angel	209,554	(5)	1.6
Jacob Perry	120,000	(6)	0.9

(1)	Shares beneficially owned represents 2,382,554 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own.
(2)	Shares beneficially owned consists of 1,486,053 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.
(3)	See the description of the share purchase agreement provided in footnote (2) to table under Item 7A for an option granted to Mez-Op Holdings.
(4)	See the description of the share purchase agreement provided in footnote (2) to table under Item 7A for an option granted to Mez-Op Holdings.
(5)	Shares beneficially owned includes 209,500 shares issuable upon exercise of options.
(6)	Shares beneficially owned represents 120,000 shares issuable upon exercise of options.

The following table sets forth information with respect to the options to purchase our ordinary shares held by each of Mr. Angel and Mr. Perry as of March 1, 2004:

Isaac Angel

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
240,000	August 31, 2001	$8.08	30,500	—	Fully vested	August 31, 2005
120,000	August 29, 2003	22.00	—	—	50% on October 21, 2005; 25% on October 21, 2006; 25% on October 21, 2007	October 20, 2008

Jacob Perry

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
120,000	April 1, 2003	$15.55	—	—	Fully vested	December 31, 2006

    Options to Purchase Our Shares

From time to time we grant stock options to officers, directors and employees at an exercise price equal to the fair market value of our ordinary shares on the date of grant. All the options vest over periods ranging from two to five years commencing on the date of grant and have expiration dates up to seven years from the date of grant.

In August 2003, our board of directors adopted a share option plan, under which options to purchase an aggregate of 320,000 ordinary shares may be granted to our key employees. Under this plan, in August 2003 we granted options to purchase 120,000 ordinary shares to our chief executive officer and options to purchase an aggregate of 154,350 ordinary shares to other employees. In addition, we granted 26,900 options under this plan in February 2004. All of these options were granted at an exercise price of $22.00 per share. The closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date our board of directors approved the grant was $23.40 per share. The options vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options expire 60 months after the date of grant.

As of December 31, 2003, options to purchase 802,850 ordinary shares were outstanding and options to purchase 228,200 ordinary shares were fully vested and exercisable. We reduced the exercise prices of all outstanding options by $0.47 per share on December 26, 2002 and again by $0.45 per share on June 12, 2003. These reductions occurred in accordance with the terms of our option agreements, providing for a price adjustment upon the declaration of a dividend by our board of directors.

As of December 31, 2003, the weighted average exercise price of all outstanding options was $10.71 per share.

In February 2004, our board of directors approved the grant to executive officers and employees of options to purchase an aggregate of 550,000 ordinary shares with an exercise price equal to $41.60 per share of which options to purchase 543,000 ordinary shares were granted. The options will vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options will expire 60 months after the date of grant.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (1) the only shareholders known to us as of March 1, 2004, to beneficially own more than 5% of our outstanding ordinary shares and (2) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Identity of Person or Group	Amount Owned		Percent of Class
Mivtach Shamir Holdings Ltd.	2,382,554		18.4%
Meir Shamir	2,382,554	(1)	18.4
Mez-Op Holdings Ltd(2)	1,486,053	(3)	11.5
Ishay Davidi	1,486,053	(4)	11.5
Zand International Holding Inc.(5)	1,335,000		10.3
All directors and executive officers as a group (18 people)	4,650,482	(6)	36.0%

(1)	Shares beneficially owned represents 2,382,554 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own.
(2)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI.
(3)	Shares beneficially owned includes (a) 943,285 shares directly owned by Mez-Op Holdings; (b) 169,834 shares beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders granting Mez-Op Holdings the right to vote 121,715 shares directly owned by them and 48,119 shares they may purchase from Aharon Lipman, Rami Lipman and Zeev Kopf (see the description of the voting trusts below); and (c) an aggregate of 372,934 shares that Mez-Op Holdings may purchase from Aharon Lipman, Rami Lipman and Zeev Kopf (see the description of the share purchase agreement below). Mez-Op Holdings has pledged 1,065,000 shares it owns and its option to purchase 372,934 shares from Aharon Lipman, Rami Lipman and Zeev Kopf to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events, Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.
(4)	Shares beneficially owned consists of 1,486,053 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.
(5)	Zand International Holdings Inc. is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).
(6)	Shares beneficially owned includes 391,000 shares issuable upon exercise of options.

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

In November 2003, Meir Shamir sold 40,000 shares in the Tel Aviv Stock Exchange.

Zand International Holding Inc. purchased, in private transactions, 411,966 ordinary shares in April 2001, 235,000 ordinary shares from Aharon Lipman and 140,000 ordinary shares from Rami Lipman in December 2001. Zand International Holding Inc. purchased, in public transactions on the Tel Aviv Stock Exchange, 10,638 ordinary shares during January 2003, an aggregate of 8,620 ordinary shares during March and April 2003 and 18,897 ordinary shares during August 2003.

On August 13, 2002, Aharon Lipman, Rami Lipman and Zeev Kopf entered into a share purchase agreement pursuant to which they sold an aggregate of 1,350,000 of our ordinary shares, or approximately 12.3% of our outstanding ordinary shares, consisting of 600,000 ordinary shares from Aharon Lipman, 500,000 ordinary shares from Rami Lipman and 250,000 ordinary shares from Zeev Kopf to Mez-Op Holdings, which is owned by affiliates of FIMI.

In addition, under the share purchase agreement, Aharon Lipman, Rami Lipman and Zeev Kopf granted Mez-Op Holdings the option to purchase up to 421,053 additional ordinary shares, consisting of 139,960 shares from Aharon Lipman, 172,900 shares from Rami Lipman and 108,193 shares from Zeev Kopf, at $19 per share. The price per share is subject to adjustment to be equal to the average closing price over a 90-day period immediately following September 10, 2004 multiplied by 115%, provided that the share price shall not be less than $16.08 per share or greater than $20.08 per share and is further subject to adjustment based on: (1) subdivisions or combinations of the ordinary shares; (2) cash dividends; and (3) any right offerings. After adjusting for the cash dividends paid on December 26, 2002 and June 12, 2003, the exercise price is currently $18.08 per share. Mez-Op Holdings' option to purchase additional ordinary shares expires on September 10, 2006.

In September 2002, Mez-Op Holdings sold an aggregate of 154,286 ordinary shares, as well as options to purchase an aggregate of 48,119 ordinary shares from Aharon Lipman, Rami Lipman and

Zeev Kopf to four individuals, one of whom was Mordechai Gorfung, one of our directors. Mr. Gorfung purchased from Mez-Op Holdings 48,214 ordinary shares as well as an option to purchase an aggregate of 15,037 additional ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf. Pursuant to a voting trust, Mez-Op Holdings retained all voting rights related to the shares sold to the individuals and any additional shares that the four individuals may acquire upon exercise of the options. Accordingly, Mez-Op Holdings may be considered the beneficial owner of these shares.

Mivtach Shamir Holdings sold 465,000 shares and Mez-Op Holdings sold 285,000 shares in our recent initial public offering in January 2004.

Shareholders' Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings

Mivtach Shamir Holdings and Mez-Op Holdings entered into a shareholders' agreement in August 2002 which requires them to vote all of the ordinary shares owned or otherwise held by them to elect (i) two members designated by Mez-Op Holdings, (ii) three members designated by Mivtach Shamir Holdings, (iii) Aharon Lipman and Rami Lipman, subject to the approval of each of them, and (iv) subject to applicable law, two external directors mutually acceptable to both Mivtach Shamir Holdings and Mez-Op Holdings. Jacob Perry, Meir Shamir and Avraham Nussbaum are designees of Mivtach Shamir Holdings and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. As a result, they currently control significant decisions affecting us.

In addition, during the first five years of the agreement, if either party desires to sell or otherwise transfer any or all of the ordinary shares owned or otherwise held by it that is equal to or more than five percent of our outstanding ordinary shares, then the selling party must offer the ordinary shares to the other party at the same price the selling party seeks to receive from a third party.

Also, under this agreement, subject to applicable law, Mivtach Shamir Holdings and Mez-Op Holdings have agreed to use their best efforts to cause us to distribute cash dividends to our shareholders during each of the five years commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. This agreement to cause dividend distributions terminates on the date the aggregate amount of dividends we shall have distributed after July 1, 2002 equals $22.5 million. Neither we nor any shareholder other than Mivtach Shamir Holdings and Mez-Op Holdings has the right to enforce the rights and obligations of the parties under this agreement.

Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach Shamir Holdings and Mez-Op Holdings also agreed to use their best efforts to cause our shareholders' equity to be equal to at least 50% of our total assets at the end of each fiscal period, in each case, not less than $55.5 million.

This agreement terminates upon the disposition of more than 60% of the ordinary shares held by either Mivtach Shamir Holdings or Mez-Op Holdings on the date of the agreement. We are not a party to this agreement.

B.    RELATED PARTY TRANSACTIONS

We own 18.6% of the outstanding shares of Wizcom Ltd. and Meir Shamir is a director of Wizcom. In addition, Meir Shamir beneficially owns 13.9% of the outstanding shares of Wizcom through Mivtach Shamir Holdings Ltd. Aharon Lipman is also a director of Wizcom. Under our agreement with Philips Semiconductors, we and Wizcom are permitted but are not obligated to perform each others' obligations to purchase ASICs under the agreement. We do not intend to assume any obligations of Wizcom under the agreement.

In November 2003, we entered into a registration rights agreement with Mivtach Shamir Holdings and Mez-Op Holdings. This agreement, which was subject to shareholder approval, was approved by our shareholders in January 2004. Pursuant to this agreement Mivtach Shamir Holdings and Mez-Op Holdings may, subject to the conditions set forth in the agreement, require us on an aggregate of three occasions to register our ordinary shares under the Securities Act. Mivtach Shamir Holdings and

Mez-Op Holdings will also have piggyback registration rights. We have agreed to pay all expenses incurred in connection with a registration, other than underwriting commissions for shares to be sold. We have also agreed to indemnify Mivtach Shamir Holdings and Mez-Op Holdings against certain liabilities, including liabilities under the Securities Act, in connection with any registration statement filed pursuant to this agreement. This agreement will remain in effect until all shares owned by these two shareholders can be sold within a six month period without registration under the provisions of Rule 144. We do not have any other contractual obligations to register our ordinary shares.

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.    FINANCIAL INFORMATION

See Item 18.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the Tel Aviv Stock Exchange since May 1993 and on the Nasdaq National Market since January 29, 2004 under the symbol "LPMA."

Between January 29, 2004 and March 1, 2004, on the Nasdaq National Market, the high market price for our ordinary shares was $48.53 per share and the low market price for our ordinary share was $37.65 per share.

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel Aviv Stock Exchange. U.S. dollar per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown.

	Price Per Ordinary Share (NIS) (TASE)		Price Per Ordinary Share($) (TASE)
	High	Low	High	Low
During the last five years:
1999	120.00	12.71	28.90	3.12
2000	194.60	61.00	48.26	15.10
2001	78.60	31.18	17.51	7.40
2002	91.50	59.97	19.60	12.16
2003	163.30	80.80	37.22	16.83

During the last six months:
September 2003	119.80	102.10	26.90	22.64
October 2003	155.00	116.50	34.38	26.27
November 2003	161.00	146.00	35.87	32.50
December 2003	163.30	139.10	37.22	31.32
January 2004	213.60	166.20	48.53	37.65
February 2004	201.80	180.00	44.99	40.35

During each fiscal quarter of 2002, 2003 and 2004:
First Quarter 2002	79.48	62.29	17.53	13.34
Second Quarter 2002	75.16	59.97	15.30	12.16
Third Quarter 2002	78.21	63.96	16.78	13.40
Fourth Quarter 2002	91.50	69.95	19.60	14.40
First Quarter 2003	96.00	80.80	18.67	16.83
Second Quarter 2003	143.30	93.50	33.23	20.07
Third Quarter 2003	142.90	102.10	33.23	22.64
Fourth Quarter 2003	163.30	116.50	37.22	26.27
First Quarter 2004 (through March 1, 2004)	213.60	166.20	48.53	37.65

As of March 1, 2004, we had five known shareholders of record two of whom have an address of record in Israel, one of whom has an address of record in Switzerland and two of whom have an address of record in the United States. The number of record holders is not representative of the number or location of beneficial holders of our shares since many of these ordinary shares were held of record by brokers or other nominees.

Plan of Distribution

Not applicable

B.    MARKETS

Our ordinary shares are quoted on the Nasdaq Stock Market and the Tel Aviv Stock Exchange under the symbol LPMA.

C.    SELLING SHAREHOLDERS

Not applicable

D.    DILUTION

Not applicable

E.    EXPENSES OF THE ISSUE

Not applicable

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

Not applicable

B.    MEMORANDUM AND ARTICLES OF ASSOCIATIONS

Register Number and Objects of the Company

Our number with the Israeli Registrar of Companies is 52-003894-4. The objects of the Company appear in Section 2 of our memorandum of association and articles of association, and include engaging in any lawful business.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law.

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders' meeting have the power to elect all of our directors.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. If we liquidate, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their shareholdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future. The board of directors may declare cash dividends for any fiscal year only out of profits. Our articles of association do not require shareholder approval for the declaration of dividends.

Shareholder Meetings

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of directors of a public company is required to convene a special meeting upon the request of (a) any two directors of the company or one quarter of our board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

Our articles of association enable our board of directors to fix a record date to allow us to determine the shareholders entitled to notice of, or to vote at, any general meeting of our shareholders. The record date may not be more than 40 days, or any longer period permitted under the Companies Law, nor less than four days before the date of the meeting. Each shareholder of record as of the record date determined by the board of directors may vote the shares then held by that shareholder unless all calls and other sums then payable by the shareholder in respect of its shares have not been paid.

Voting Rights

Quorum requirements

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 33 1/3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summon or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders.

Vote required

Under Israeli law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority and all shareholders' meetings require prior notice of at least 21 days. Under our articles of association, only a resolution to approve voluntary dissolution requires the approval of the holders of 75% of the voting rights represented at the meeting and voting on the resolution.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

A merger must be approved by the board of directors and, the holders of 75% of our shares present and voting on the proposed merger, excluding shares held by the potential acquiror and its related parties. The shareholders' meeting must be called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking or delaying the merger, if the court finds there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. A merger may not be completed until 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. These rules do not apply if the acquisition is made by way of a merger.

Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation.

Under Israeli law, any purchase of more than 25% of our ordinary shares is subject to the approval of the antitrust authority in Israel.

Modification of Class Rights

The rights attached to any class, such as voting and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class present at a separate class meeting.

Israeli Securities Law Requirements

According to the Israeli Securities Law, the publication of this Annual Report does not require the approval of the Israeli Securities Authority.

Borrowing Powers

Under our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for the purposes of our company.

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of the voting power of our company present, in person or by proxy, at a general meeting and voting on such change in the capital. In addition, transactions which have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings and profits and an issuance of shares for less than their nominal value, require a resolution of the board of directors and court approval.

Approval of Related Party Transactions Under Israeli Law

Office Holders

Fiduciary duties.    Israeli law codifies the fiduciary duties that office holders, including directors and executive officers, owe to their company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. Under the duty of loyalty, an office holder is required to act in good faith and for the good of the company. Specifically, an office holder must:

•	refrain from any conflict of interest between the office holder's position in the company and his other positions or personal affairs;

•	refrain from competing against the company or exploiting any business opportunity of the company for his own advantage or the advantage of others; and

•	disclose any information and deliver any document to the company relating to the company's affairs that the office holder has received due to his position in the company.

Under Israeli Law, all compensation arrangements with office holders other than directors require the approval of the board of directors. Compensation arrangements with directors require the approval of the audit committee, the board of directors and then the approval of the shareholders of the company, in that order.

Personal interest.    Israeli law requires that an office holder promptly disclose to the board of directors any personal interest that he may have and all related material information known to him concerning any existing or proposed transaction by the company. A personal interest of an office holder includes an interest in any company in which the office holder is a direct or indirect 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under Israeli law, once the office holder discloses his personal interest, board approval is required to approve the transaction. A transaction may not be adverse to the company's interest for it to be eligible for approval. If the transaction is an extraordinary transaction, it must be approved by the company's audit committee and board of directors. Under some circumstances, shareholder approval is also required. An extraordinary transaction with an office holder is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a substantial effect on the company's profitability, assets or liabilities.

Required approval.    The vote required by the audit committee and the board of directors for the approval of transactions between the company and an office holder is a majority of the disinterested directors participating in a duly convened meeting; provided that at least one of the independent directors attended the meeting. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions on the matter or vote on the matter. However, a director with a personal interest may be present during discussions and vote on the matter at the meeting of the audit committee or the board of directors if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. Under specific circumstances, shareholder approval may also be required. Where shareholder approval is required, the office holder's personal interest must be reported by the company in a report submitted to the Israel Securities Authority, the Tel Aviv Stock Exchange and Israeli Companies Registrar. In addition, the company must publish notice of the shareholders' meeting in two daily newspapers in Hebrew in Israel at least 21 days before the meeting.

Shareholders

Controlling shareholders.    The Israeli Companies Law applies to a controlling shareholder of a public company the same disclosure requirements described above with respect to an office holder who has a personal interest in a transaction. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. A shareholder whose power derives solely from his position on the board of directors or any other position with the company is not a controlling shareholder.

Required approval.    The following transactions involving controlling shareholders require the approval of the audit committee, the board of directors and the shareholders:

•	extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;

•	the terms of compensation of a controlling shareholder who is an office holder; and

•	the employment of a controlling shareholder.

The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter if the total shares of non-interested shareholders voted against the transaction represents more than one percent of the voting rights in the company.

A private placement of securities that will increase the relative holding of a five percent shareholder of a company or that will cause any person to become a five percent shareholder requires the approval of the company's board of directors and shareholders.

Shareholder duties.    Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

•	an amendment to the company's articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company. The Israeli Companies Law does not define the substance of this duty of fairness.

Indemnification

Our articles of association provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is not an office holder, including any of our employees, agents, consultants or contractors. We may procure insurance for or indemnify any office holder to the fullest extent permitted under law for any liability resulting from a breach of trust, provided he or she acted in good faith, and a breach of duty in relation with the affairs of the company. We are authorized to grant an undertaking in advance to indemnify an officer or director, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated and is limited to an amount determined by our board of directors to be reasonable under the circumstances, up to $5 million per each office holder not to exceed 25% of the shareholders' equity set forth in the last financial statement.

C.    MATERIAL CONTRACTS

The registration rights agreement we entered into with Mivtach Shamir Holdings and Mez-Op Holdings is summarized under Item 7.B "Related Party Transactions." The purchase agreement we entered into with Seiko Instruments GmbH and RCM LTD on June 1, 2003 and the framework agreement we entered into with Philips Semiconductors, Avnet ASIC Israel Ltd. and Wizcom Technologies Ltd. on April 29, 2003 are described under "Manufacturing" under Item 4.B "Business Overview." On December 18, 2002, our U.S. subsidiary, Lipman U.S.A. amended its reseller agreement with TASQ Technology to extend the term of the reseller agreement until April 30, 2004. See "Customers and End-Users" under Item 4.B "Business Overview" for additional information relating to the reseller agreement with TASQ Technology.

D.    EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

E    TAXATION

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to "U.S. holders" (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the "Code," the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a "U.S. holder" will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation (or an entity taxable as a corporation) created or organized under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•	a trust, if either (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, insurance companies, broker-dealers, tax-exempt organizations, holders whose functional currency is not the U.S. dollar, holders of our ordinary shares as part of a "straddle," "hedge" or "conversion transaction," holders, directly, indirectly or through attribution, of 10% or more of our outstanding ordinary shares and persons who own our ordinary shares through a partnership or other pass-through entity.

Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to our Ordinary Shares

The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation — Taxation of Non-Resident Shareholders." Other than distributors in liquidation and distributions in redemption of stock that are treated as exchanges, a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares, and then generally as capital gain. Under recently-enacted U.S. federal income tax legislation, an individual U.S. holder's "qualified dividend income" currently is subject to tax at a reduced rate of 15%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "foreign investment company," a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Based on the nature of our operations, we do not believe that we would be treated as a "foreign investment company," and as discussed in more detail below under "Foreign Personal Holding Company Status" and "Passive Foreign Investments Company Status," we do not currently believe that we would be classified as either a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as "qualified dividend income" and, subject to U.S. holders' satisfaction of certain holding period requirements, should be eligible for the reduced 15% U.S. federal income tax rate. Corporate holders of our ordinary shares generally will not be allowed a deduction for dividends received on our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based on the "spot rate" of exchange in effect on the date the distribution is includable in the U.S. holders' income, regardless of whether the payment is in fact converted into dollars. The "spot rate" generally refers to a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency no more than two business days following the date of the execution of the contract. If a spot rate cannot be demonstrated, the U.S. Internal Revenue Service has the authority to determine the spot rate. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss on NIS arising from exchange rate fluctuations during the period from the date a U.S. holder includes the dividend payment in income to the date such U.S. holder converts the payment to dollars will be taxable as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Dividend income derived with respect to our ordinary shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and generally will be treated as "investment income" for purposes of the limitation on the deduction of investment interest expense. Dividends paid by us generally will be foreign source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from dividends received on our ordinary shares. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld. In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign income taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid.

Sales or Exchange of Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Status," a U.S. holder's sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized and the U.S. holder's tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. If the U.S. holder's holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See "Israeli Taxation — Capital Gains Taxes Applicable to Resident and Non-Resident Shareholders" under Item 10.E of this Annual Report for a discussion of taxation by Israel of capital gains realized on sales of capital assets. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non-corporate U.S. holders, a capital loss is deductible in any year to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

A U.S. holder's tax basis in its ordinary shares generally will be equal to the purchase price paid therefor by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

In the case of a U.S. holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or taxable disposition of ordinary shares, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. If such U.S. holder subsequently converts NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, he, she or it may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. A U.S. holder who uses the accrual method of accounting may elect the same treatment required of cash basis taxpayers with respect to a sale or taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual basis U.S. holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the NIS on the date of sale or other taxable disposition and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the sale or taxable disposition of ordinary shares.

Foreign Personal Holding Company Status

Generally, for U.S. federal income tax purposes, any U.S. person that owns stock in a foreign personal holding company, or FPHC, is required to include currently in ordinary income its pro rata share of the undistributed taxable income (with certain adjustments) earned by such FPHC. A foreign corporation is classified as a FPHC if more than 50% of its stock (by vote or value) is owned (directly, indirectly or through attribution) by not more than five U.S. citizens or residents and at least 60% (50% in years following the year in which the foreign corporation becomes a FPHC) of its gross income consists of certain types of passive income (e.g., interest, dividends and certain royalty income). We currently do not meet either the foregoing stock ownership test or the foregoing 60% income test. Accordingly, we do not expect that U.S. holders would be required to include currently in ordinary income their respective pro rata shares of our undistributed adjusted taxable income. No assurance can be given, however, that we will not become a FPHC in the future as a result of a concentration of ownership of our ordinary shares and changes in the composition of our income. If we were to be treated as a FPHC, each U.S. holder, regardless of the percentage of our ordinary shares owned, would be required to include in income its pro rata share of our undistributed foreign personal holding company income.

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value, is passive in nature, which we refer to as the "Income Test," or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, which we refer to as the "Asset Test." For these purposes, the legislative history of the PFIC provisions indicates that "the total value of a publicly-traded foreign corporation's assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities."

We believe that we were not a PFIC in 2003, and we do not expect to become a PFIC in the foreseeable future, assuming that there is not a material decrease in the aggregate market value of our outstanding ordinary shares and/or we are able to apply the proceeds of our recent public offering to non-passive income-producing activities rather than investing the proceeds in assets which produce passive income. However, the factual determination of our PFIC status is made annually and thus may be subject to change. Therefore, there can be no assurance that we will not become a PFIC in 2004 or in a future year.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder's holding period of our ordinary shares and the U.S. holder does not make a QEF Election or a "mark-to-market" election (both as described below):

•	"Excess distributions" by us to a U.S. holder would be taxed in a special way. "Excess distributions" with respect to any U.S. holder are amounts received by such U.S. holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. holder from us during the shorter of (i) the three previous years, or (ii) such U.S. holder's holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current tax year in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate in effect for such prior year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of any gain realized by a U.S. holder upon the sale or other disposition of our ordinary shares also would be treated as an excess distribution subject to tax as described above.

•	The tax basis in ordinary shares acquired from a decedent who was a U.S. holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder's holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in its ordinary shares through the close of the tax year in which we cease to be a PFIC.

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat its ordinary shares as an interest in a qualified electing fund, which we refer to as a "QEF Election," in which case, the U.S. holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. holder. Any gain subsequently recognized by the U.S. holder upon the sale of its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply. Upon their request, we will make available to U.S. holders who wish to make a QEF Election for any year in which we are treated as a PFIC the information necessary for them to make the QEF Election.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC for 2003 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

Information Reporting and Backup Withholding

Any dividends paid on our ordinary shares to U.S. holders may be subject to U.S. federal tax information reporting requirements and the U.S. backup withholding tax (the backup withholding rate currently is 28%). In addition, the proceeds of a U.S. holder's sale of ordinary shares may be subject to tax information reporting and the U.S. backup withholding tax. Backup withholding will not apply if the U.S. holder (i) is a corporation or other exempt recipient, and demonstrates the fact when so required, or (ii) the U.S. holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and complies with any other applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. holder's U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service.

ISRAELI TAXATION

The following summary describes the current tax structure applicable to companies in Israel, with special reference to its effect on us. It also discusses Israeli tax consequences material to persons purchasing our ordinary shares. To the extent that the summary is based on new tax legislation yet to be judicially or administratively interpreted, we cannot be sure that the views expressed will be consistent with any future interpretation. The summary is not intended, and should not be considered, to be legal or professional tax advice and does not exhaust all possible tax considerations. Therefore, you should consult your own tax advisor about the particular tax consequences of an investment in our ordinary shares.

Tax Reform in Israel

On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

General Corporate Tax Structure

Israeli companies are subject to tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income derived from growth in manufacturing revenues attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not available for income derived from products manufactured outside of Israel.

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate of 36%, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company's undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

The Investment Center bases its decision of whether to approve or reject a company's application for designation as an Approved Enterprise on criteria described in the law and related regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Therefore, a company cannot be certain in advance whether its application will be approved. In addition, the benefits available to an approved enterprise are conditional upon compliance with the conditions stipulated in the law and related regulations and the criteria described in the specific certificate of approval. If a company violates these conditions, in whole or in part, it would be required to refund the amount of tax benefits and any grants received plus an amount linked to the Israeli consumer price index and interest.

A portion of our production facilities have been granted the status of Approved Enterprises. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, these benefits will continue until termination in 2005. Our current investments in development facilities are made under new approvals for additional periods after 2005.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from income that is derived from our approved enterprises under the alternative package of benefits, we would be required to pay tax on the amount intended to be distributed as dividends at the rate that would have been applicable had we not elected the alternative package of benefits. We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Tax Benefits for Research and Development

Israeli tax law allows a tax deduction in the year incurred for expenditures, including capital expenditures, in scientific research and development projects, if the expenditures are approved by the relevant Israeli government ministry and the research and development is for the promotion of the enterprise. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, an industrial company is a company resident in Israel, at least 90% of the income of which, exclusive of income from defense loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose primary activity in a given tax year is industrial production activity. We believe that we currently qualify as an industrial company under this definition.

Under the law, industrial companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	the option to file a consolidated tax return with related Israeli industrial companies that satisfy conditions described in the law; and

•	accelerated depreciation rates on equipment and buildings.

Our status as an industrial company is not contingent upon the receipt of prior approval from any governmental authority. However, entitlement to certain benefits under the law is conditioned upon receipt of approval from Israeli tax authorities. Also, the Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, we might not continue to qualify for Industrial Company status in the future, in which case the benefits described above might not be available to us in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. The law is highly complex. Its features that are material to us can be described as follows:

•	Under a special tax adjustment for the preservation of equity, corporate assets are classified broadly as either (a) fixed or inflation immune assets or (b) non-fixed or soft assets. If shareholders' equity exceeds the depreciated cost of a company's fixed assets, the company may take a deduction in any tax year of up to 70% of income. The amount of the deduction is determined by multiplying this excess by the annual rate of inflation. If the depreciated cost of fixed assets exceeds a company's equity, then this excess is multiplied by the annual rate of inflation. The resulting amount is added to taxable income.

•	Subject to limitations described in the law, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase of the Israeli consumer price index.

•	Real gains, excluding inflationary gains, on traded securities held by companies that are not dealers in securities are taxable under the law, subject to rules that were modified as of January 1, 1999.

•	In 2001, new regulations were enacted regarding inflationary adjustments. Pursuant to these regulations, the minister of finance is entitled to suspend the application of the law of inflationary adjustment with respect to a tax year, if the inflation rate for that tax year was less than 3 percent in the previous year.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of "industrial companies" that are traded on specified non-Israeli markets, including The Nasdaq Stock Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law — 1985. We believe that we are currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law — 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, including with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance provided such shareholders did not acquire their shares prior to an initial public offering. Although it is generally believed that the Nasdaq National Market will be included in the list of recognized stock exchanges, the Israeli Minister of Finance has not yet issued a decree determining the list of such stock exchanges. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the U.S. within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a Treaty U.S. Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% or more of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Non-residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

F.    DIVIDENDS AND PAYING AGENTS

During the past five years we paid cash dividends per share on the following dates and in the following amounts:

•	June 10, 1999 — NIS 0.90, or $0.22, per share, an aggregate of $2.2 million;

•	December 26, 2002 — NIS 2.2, or $0.47, per share, an aggregate of $4.7 million; and

•	June 12, 2003 — NIS 2.0, or $0.45, per share, an aggregate of $4.7 million.

Any dividends declared on our ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars on the basis of the exchange rate prevailing on the date of the declaration of the dividend.

Mivtach Shamir Holdings and Mez-Op Holdings, two of our shareholders, who beneficially own in the aggregate approximately 29.9% of our total ordinary shares, have agreed with each other to use their best efforts to cause us to distribute cash dividends to our shareholders during each of the five years commencing July 1, 2002 out of all current profits, up to an annual amount (net of Israeli taxes) of $4.5 million per year. Neither we nor any shareholder other than Mivtach Shamir Holdings and Mez-Op Holdings has the right to enforce the rights and obligations of the parties under this agreement.

Our articles of association do not require shareholder approval for the declaration of dividends. Any future determination to pay cash or other dividends will be at the discretion of our board of directors and will be subject to our articles of association and Israeli law. Currently Mivtach Shamir Holdings and Mez-Op Holdings have an aggregate of five designees on our board of directors and therefore can cause us to distribute cash dividends, subject to our articles of association and Israeli law. See Item 7.A of this Annual Report for a description of the agreement between Mivtach Shamir Holdings and Mez-Op Holdings.

G.    STATEMENT BY EXPERTS

Not applicable

H.    DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel, Attention: Maya Lustig, Investor Relations and Public Relations Manager, maya_1@lipman.co.il, telephone: 972-3-902-8603. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document (or a translation thereof to the extent not in English) concerning Lipman that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

I.    SUBSIDIARY INFORMATION

Not applicable

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop and manufacture products primarily in Israel and sell them in the U.S., Turkey, Israel and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the U.S. and Israel since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.    USE OF PROCEEDS

The effective date of our first registration statement, filed on Form F-1 under the Securities Act of 1933 (No. 333-111849) relating to the initial public offering of our ordinary shares, was January 28, 2004. The offering was managed by Merrill Lynch & Co., HSBC Securities (USA) Inc. and Piper

Jaffray & Co. In the offering, we sold 2,376,400 ordinary shares for an aggregate offering price of $98.9 million and the selling shareholders, Mivtach Shamir Holdings and Mez-Op Holdings, sold 750,000 shares for an aggregate offering price of $31.2 million.

The amount of the underwriting discount paid by us in the offering was $7.8 million and the expenses of the offering, not including the underwriting discount, were approximately $2.0 million.

Net proceeds to us were approximately $90.9 million. All proceeds have been invested in highly liquid bank deposits.

ITEM 15.    CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective to alert them on a timely basis to material information required to be included in our periodic reports with the Securities and Exchange Commission.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of the evaluation.

ITEM 16.    [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Linda Harnevo and Jonathan Kaplan, who serve on our audit committee, qualifies as an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B.    Code of Ethics

In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers. This Code has been posted on our website, www.lipman.co.il.

ITEM 16C.    Principal Accountant Fees and Services

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2003. The following table presents the aggregate fees for professional audit services and other services rendered by Ernst & Young Global in 2002 and 2003.

	Year ended December 31, (Amounts in thousands)
	2002	2003
Audit Fees	58	101
Audit Related Fees	16	250
Tax Fees	51	20
Total	125	371

Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the statutory financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation services relating to internal controls and the review of documents filed with the SEC. The fees for 2003 include $41,000 of accrued audit fees for the 2003 year-end audit that were not billed until 2004.

Audit Related Fees consist of fees in connection with our initial public offering in the United States and fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; review of security controls and operational effectiveness of systems; due diligence related to acquisitions; and employee benefit plan audits. The fees for 2003 included $100,000 of accrued audit fees for the 2003 year-end audit that were not billed until 2004.

Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, tax advice related to mergers and acquisitions, transfer pricing, and requests for rulings or technical advice from taxing authorities; tax planning services; and expatriate tax compliance, consultation and planning services.

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of Lipman's Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Israeli law. After Lipman's initial public offering in the U.S., the Audit Committee adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy").

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as "general pre-approval"; or (ii) require the specific pre-approval of the Audit Committee as "specific pre-approval". The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee.

The Audit Committee establishes budgeted fee levels annually for each of the four categories of audit and non-audit services that are pre-approved under the Policy, namely, audit, audit-related, tax and other services. Requests or applications to provide services that require specific approval by the Audit Committee are submitted to the Audit Committee by both the external auditor and the chief financial officer. At each regular meeting of the Audit Committee, the external auditor provides a report in order for the Audit Committee to review the services that the external auditor is providing, as well as the status and cost of those services.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

Not applicable

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

ITEM 17.    FINANCIAL STATEMENTS

Not applicable

ITEM 18.    FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors' reports are filed as part of this Annual Report.

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Income	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-27

ITEM 19.    EXHIBITS

(b)    Exhibits:

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT NO.	EXHIBIT
1.1	Memorandum of Association of Registrant.*
1.2	Articles of Association of Registrant, as amended.*
2.1	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).*
4.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).*
4.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.+*
4.5	Lipman Electronic Engineering Ltd. Stock Option Plan (2003) (English Translation).*
4.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd.+*
4.7	Lipman Electronic Engineering Ltd. Stock Option Plan (2004) (English Translation).*
4.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002.+*
4.9	Form of Underwriting Agreement.*
8.0	List of significant subsidiaries.
12.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

+	Portions have been omitted pursuant to a request for confidential treatment.
*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIPMAN ELECTRONIC ENGINEERING LTD.
By: /s/ Isaac Angel Name: Isaac Angel Title: President and Chief Executive Officer Date: March 31, 2004

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN THOUSANDS

INDEX

Page
Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Income	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-27

- - - - - - - - - -

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Lipman Electronic Engineering Ltd.

We have audited the accompanying consolidated balance sheets of Lipman Electronic Engineering Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2i to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" effective in 2002.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 22, 2004	A Member of Ernst & Young Global

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,
	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,522	$57,465
Marketable securities and short-term deposit	1,204	—
Trade receivables (net of allowance for doubtful accounts of $ 446 and $ 470 as of December 31, 2002 and 2003, respectively)	9,389	23,473
Other receivables and prepaid expenses	1,963	5,114
Inventories	20,263	28,889

Total current assets	68,341	114,941

LONG-TERM ASSETS:
Long-term marketable securities	844	1,600
Property, plant and equipment, net	6,718	6,966
Severance pay fund	1,689	2,196
Other long-term assets	156	123
Intangible assets, net	7,402	7,196
Goodwill	1,150	1,150

	17,959	19,231

Total assets	$86,300	$134,172

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands (except share and per share data)

	December 31,
	2002	2003
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$124	$145
Trade payables	5,218	11,917
Employee and payroll accruals	1,177	2,384
Accrued expenses and other liabilities	2,288	9,133

Total current liabilities	8,807	23,579

LONG-TERM LIABILITIES
Long-term bank loans, net of current maturities	1,144	1,119
Accrued severance pay	2,691	3,083

	3,835	4,202

Total liabilities	12,642	27,781

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital-
Ordinary shares of NIS 1.00 par value:
Authorized: 35,000,000 shares as of December 31, 2002 and 2003;
Issued: 11,064,048 and 11,464,648 shares as of December 31, 2002 and 2003, respectively;
Outstanding: 10,101,218 and 10,501,818 shares as of December 31, 2002 and 2003, respectively	3,332	3,423
Additional paid-in capital	31,556	38,665
Accumulated other comprehensive income	—	829
Retained earnings	45,388	70,092
Treasury stock: 962,830 shares as of December 31, 2002 and 2003	(6,618)	(6,618)

Total shareholders' equity	73,658	106,391

Total liabilities and shareholders' equity	$86,300	$134,172

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

In thousands (except per share data)

	Year ended December 31,
	2001	2002	2003

Revenues	$62,958	$85,534	$117,667
Cost of revenues (1)	27,716	37,046	58,374

Gross profit	35,242	48,488	59,293

Operating expenses:
Research and development (1)	3,215	4,043	4,770
Selling and marketing (1)	11,802	12,422	16,317
General and administrative (1)	4,519	5,466	6,122
Stock-based compensation	4,253	2,746	2,579
Amortization of goodwill and other intangible assets	1,844	206	206

Total operating expenses	25,633	24,883	29,994

Operating income	9,609	23,605	29,299
Financial income, net	221	160	3,627
Other income (expenses), net	(2,712)	(472)	189

Income before taxes on income	7,118	23,293	33,115
Taxes on income	2,017	1,366	3,750

Net income	$5,101	$21,927	$29,365

Basic net earnings per share	$0.51	$2.18	$2.88

Diluted net earnings per share	$0.51	$2.11	$2.75

(1) Expenses exclude stock compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$65	$70	$39
Research and development	1,026	654	258
Selling and marketing	235	418	231
General and administrative	2,927	1,604	2,051
	$4,253	$2,746	$2,579

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Treasury stock	Total shareholders' equity
Balance as of January 1, 2001	$3,316	$23,855	$—	$23,025		$(6,618)	$43,578

Compensation related to shares issued to employees	—	47	—	—		—	47
Receipts from the sale of terminated employees' shares	—	13	—	—		—	13
Stock-based compensation related to options issued to employees	—	4,253	—	—		—	4,253
Comprehensive income:
Net income	—	—	—	5,101	$5,101	—	5,101
Total comprehensive income					$5,101
Balance as of December 31, 2001	3,316	28,168	—	28,126		(6,618)	52,992
Dividend paid	—	—	—	(4,665)		—	(4,665)
Exercise of options granted to employees	16	642	—	—		—	658
Stock-based compensation related to options issued to employees	—	2,746	—	—		—	2,746
Comprehensive income:
Net income	—	—	—	21,927	$21,927	—	21,927
Total comprehensive income					$21,927
Balance as of December 31, 2002	3,332	31,556	—	45,388		(6,618)	73,658
Exercise of options granted to employees	91	3,738	—	—		—	3,829
Tax benefit related to exercise of options	—	792	—	—		—	792
Stock-based compensation related to options issued to employees and others	—	2,579	—	—		—	2,579
Dividend paid	—	—	—	(4,661)		—	(4,661)
Comprehensive income:
Unrealized gain on available-or-sale securities	—	—	829	—	$829	—	829
Net income	—	—	—	29,365	29,365	—	29,365
Total comprehensive income					$30,194
Balance as of December 31, 2003	$3,423	$38,665	$829	$70,092		$(6,618)	$106,391

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income	$5,101	$21,927	$29,365
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	789	864	1,145
Compensation related to shares issued to employees	47	—	—
Stock-based compensation related to options issued to employees and others	4,253	2,746	2,579
Accrued severance pay, net	167	(19)	(115)
Amortization of goodwill and other intangible assets	1,844	206	206
Impairment of investment in long-term available-for-sale marketable securities	2,555	289	—
Loss (gain) on available-for-sale marketable securities	80	451	(403)
Loss (gain) on sale of property, plant and equipment	(1)	182	17
Currency fluctuations of long-term bank loans	(187)	130	124
Decrease (increase) in trade receivables	456	(98)	(14,084)
Decrease (increase) in other receivables, prepaid expenses and other long-term assets	514	(82)	(2,654)
Decrease (increase) in inventories	2,935	(8,329)	(8,626)
Increase in trade payables	2,014	187	6,699
Increase (decrease) in employee and payroll accruals, accrued expenses and other liabilities	(3,719)	582	8,052
Deferred income taxes, net	43	(294)	(391)
Tax benefit related to exercise of options	—	—	792
Net cash provided by operating activities	16,891	18,742	22,706

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from investing activities:
Purchase of property, plant and equipment	(913)	(1,330)	(1,469)
Proceeds from sale of property, plant and equipment	55	113	59
Investment in short-term available-for-sale marketable securities and short-term deposit	(957)	(1,189)	(247)
Proceeds from sales of available-for-sale marketable securities and short-term deposit	466	515	1,854
Net cash provided by (used in) investing activities	(1,349)	(1,891)	197
Cash flows from financing activities:
Exercise of options granted to employees	—	658	3,829
Receipts from the sale of terminated employees' shares	13	—	—
Principal payments of long-term bank loans	(127)	(124)	(128)
Dividend paid	—	(4,665)	(4,661)
Net cash used in financing activities	(114)	(4,131)	(960)
Increase in cash and cash equivalents	15,428	12,720	21,943
Cash and cash equivalents at the beginning of the year	7,374	22,802	35,522
Cash and cash equivalents at the end of the year	$22,802	$35,522	$57,465
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$5,931	$1,055	$974
Interest	$34	$50	$55

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:-    GENERAL

Lipman Electronic Engineering Ltd. (collectively with its subsidiaries, the "Company") is a worldwide provider of electronic payment systems. The Company's products include landline and wireless point-of-sale terminals, personal identification number pads, electronic cash registers, self-service systems that include automatic teller machines and related applications.

The Company is headquartered in Israel, where its operations primarily consist of product development, manufacturing, sales and marketing, local distribution and customer service. The Company's United States operations primarily consist of product distribution and sales and support in the United States. The Company's European operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices located in Turkey, Russia, Spain and Italy. The Company's Latin American operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in Argentina. The Company's Far East operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in China and Singapore.

The Company was established in 1974, and its shares have been quoted on the Tel-Aviv Stock exchange since May 1993, and in NASDAQ National Market since January 2004.

The Company derived 36% and 34% of its revenue in 2002 and 2003, respectively from 3 major customers, as described in Note 12b.

The Company depends on a limited number of suppliers and a single supplier for custom designed components for its products. If this single supplier fails to deliver the necessary components, the Company will be required to seek alternative sources of supply. In 2001, 2002 and 2003, purchases of the single suppliers' products accounted for 23%, 13% and 12%, respectively, of total purchases of raw materials.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.    Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b.    Financial statements in U.S. dollars:

Approximately 81% of the Company's revenues are generated in U.S. dollars ("dollars"). In addition, approximately 70% of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the dollar is the reporting and functional currency of the Company.

The Company's transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of income as financial income or expenses.

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

c.    Principles of consolidation:

The consolidated financial statements include the accounts of Lipman Electronic Engineering Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.    Cash equivalents:

The Company considers unrestricted highly liquid investments that are readily convertible into cash purchased with maturities of three months or less to be cash equivalents.

e.    Marketable securities and short-term deposit:

The Company accounts for investments in marketable equity securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115").

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. All marketable securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, in accumulated other comprehensive income (loss). Unrealized gains and losses were immaterial from January 1, 2001 to June 30, 2003 and, as a result, were included as financial income in the statement of income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of income, and have been immaterial to date.

According to Staff Accounting Bulletin No. 59 ("SAB No. 59"), for any marketable securities whose value declined during the period, management is required to evaluate whether the decline is other than temporary. Under SAB No. 59 fair value below cost for two consecutive quarters is considered to be other than a temporary impairment. In 2001 and 2002, the decline in value, which was considered other than temporary, of one of the Company's available-for-sale securities resulted in an expense amounted to $ 2,352 and $ 256, respectively, was charged to other expenses as a result of impairments of this investment during those years.

The short-term deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in NIS and bears interest at an annual rate of 8.7%. The short-term deposit is presented at its cost, including accrued interest.

f.    Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and for declines in market prices below cost. To date, inventory write-offs were immaterial.

Cost is determined as follows:

Raw materials, parts and supplies – using the "first-in, first-out" method.

Work-in-progress represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

Finished goods are recorded on the basis of direct manufacturing costs with the addition of allocable indirect manufacturing costs.

g.    Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Years
Computers and peripheral equipment	3
Office furniture and equipment	7 - 17
Motor vehicles	7
Buildings	14-50 (mostly 25)
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

Leasehold improvements are amortized by the straight-line method over the term of the leases or the estimated useful life of the improvements, whichever is shorter.

h.    Impairment of long-lived assets:

The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

i.     Goodwill and intangible assets:

Goodwill reflects the excess of the purchase price of a majority interest in an acquired subsidiary over the fair value of the net assets acquired. In conjunction with the adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations", the Company reclassified an intangible asset relating to assembled workforce with a carrying value of $ 180 to goodwill. Pursuant to Statement of Financial Accounting Standards No. 142. "Goodwill and Other Intangible Assets" ("SFAS No. 142"), effective January 1, 2002, goodwill is to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using , market capitalization. . Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. The Company has completed the transitional impairment review of goodwill as required by SFAS No. 142 and has determined that there was

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

no indication of impairment with respect to goodwill as of January 1, 2002. The Company has selected December 31st as the date on which it will perform its annual goodwill impairment test. As of December 31, 2003, no impairment was required.

Intangible assets arose from the allocation of the purchase price of a majority interest in an acquired subsidiary and consist primarily of a sole agent franchise. The sole agent franchise is the subsidiary's right to take advantage and use the trademark, good name and reputation, customer base, goodwill and product quality of the Company in order to distribute the Company's products in North America. In 2002, in accordance with SFAS No. 142, a review was performed of the remaining estimated useful lives for all recorded intangible assets. As a result of this review, an intangible asset with a carrying value of $ 6,630 relating to the sole agent franchise was determined to have an indefinite life. Accordingly, effective January 1, 2002, this intangible asset is no longer amortized, but rather tested for impairment at least annually. During each reporting period, the Company reassesses the remaining useful life of the intangible asset that is not being amortized to determine whether events and circumstances continue to support the determination that this intangible asset has an indefinite useful life. Other intangible assets are amortized using the straight-line method over their estimated period of useful life of three to seven years. The Company has selected December 31st as the date on which it will perform its annual impairment test for its indefinite life intangible assets. As of December 31, 2003, no impairment was required.

j.    Revenue recognition:

The Company generates revenues primarily from sales of products and, to a lesser extent, from periodic rentals of equipment, warranty services and maintenance and support services.

The Company sells its products to distributors, independent sales organizations, value-added resellers, payment processors, financial institutions and, to a lesser extent, directly to end-users, all of whom are considered final customers.

Revenues are recognized when all criteria outlined in Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" are met. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, no further obligations exist, and collectibility is probable. When collectibility is not probable, revenue is recognized on a cash basis. When a right of return exists, the Company defers revenues until the right of return expires.

Revenues from equipment rentals and warranty services are recognized ratably over the service period.

Revenues from maintenance and support services are recognized when performed.

Revenues derived from product sales to distributors that contain a price protection guarantee are recorded net of such estimated allowances. To date, no allowance for such price protection has been provided since the Company has not been required to grant any credits or incur obligations in connection with such guarantee.

Deferred revenue includes amounts received from customers for which revenue has not yet been recognized.

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Emerging Issues Task Force No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer a (Including a Reseller of the Vendor's Products)", effective December 31, 2001. As a consequence, the Company records cash rebates as a reduction of revenues and other sales incentives as a cost of revenues.

k.    Warranty costs:

The Company provides a warranty for its products to end users for up to one year at no extra charge. The Company estimates costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized.

Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim.

The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. To date, warranty costs and warranty liability have not been material.

l.    Shipping and handling costs:

The Company adopted the provisions of Emerging Issue Task Force No. 00-10 "Accounting for Shipping and Handling Fees and Costs", and, as a result, shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

m.   Research and development costs:

Research and development costs are charged to the statement of income as incurred.

n.    Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o.    Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

The Company's cash and cash equivalents and short-term deposit are invested in deposits mainly in dollars, and to a lesser extent, in New Israeli Shekels and Euro, with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to customers located primarily in the United States, Turkey, Israel, Spain and Latin America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

losses. If necessary, the Company obtains from its customers letters of credit for certain receivables. An allowance for doubtful accounts is provided with respect to specific debts that the Company has determined to be doubtful of collection, and a general provision is provided for the remaining balance.

The Company has no off-balance sheet concentration of credit risk with respect to foreign exchange contracts, option contracts or other foreign hedging arrangements.

p.    Severance pay:

The Company's liability for severance pay for its Israeli employees pursuant to Israeli severance pay law is calculated based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided for by monthly deposits in insurance policies, deposits with severance pay funds and by an accrual.

The deposited funds include profits accumulated on these funds up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies and includes immaterial profits.

Severance pay expense for 2001, 2002 and 2003, was $ 401, $ 265 and $ 392, respectively.

q.    401(k) Plan:

The Company's subsidiary in the U.S. established a 401(K) plan covering all eligible employees. The plan allows for employer matching contributions. Expense for the years ended December 31, 2001, 2002 and 2003 was $ 70, $ 65 and $ 74, respectively.

r.    Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus the dilutive potential equivalent of ordinary shares considered to be outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earning per share since they would have had an anti-dilutive effect, was 718,000, 176,000 and 0 , for 2001, 2002 and 2003, respectively.

s.    Accounting for stock-based compensation:

The Company accounts for options granted to employees under the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which requires the use of an option valuation model to measure the fair value of options.

The fair value of options granted by the Company to employees was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for grants in 2001 and 2003: risk-free interest rates of 3.5% and 2.0% for 2001 and 2003;

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

dividend yield of 0% for 2001 and 2003; volatility factors of the expected market price of the Company's ordinary shares of 12.5% and 46.0% for 2001 and 2003 and a weighted average expected life of the options of 2.4 years for 2001 and 2003.

The Company used a 0% dividend yield in accordance with the terms of the option agreements, which state that if a dividend is declared, the exercise price of all outstanding options will be reduced by the dividend per share amounts.

The Company applies SFAS No. 123 and Emerging Issue Task Force No. 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF No. 96-18") with respect to options issued to non-employees.

Stock-based compensation is charged to expense over the vesting period of two to five years using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

t.    Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, short-term deposit, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

The carrying amount of long-term bank loans approximates fair values due to the variable interest rates on these loans.

u.    Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 534, $ 505 and $ 403, respectively.

v.    Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 3:-    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2002	2003
Government authorities	$905	$2,546
Deferred income taxes	398	733
Prepaid expenses	297	251
Offering expenses	—	374
Advance to suppliers	341	368
Other	22	842
	$1,963	$5,114

NOTE 4:-    INVENTORIES

Raw materials	$6,660	$12,488
Work-in-progress	762	1,117
Finished goods	12,841	15,284
	$20,263	$28,889

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (Continued)

NOTE 5:-    PROPERTY, PLANT AND EQUIPMENT, NET

Cost:
Computers and peripheral equipment	$3,555	$3,875
Office furniture and equipment	1,281	2,260
Motor vehicles	1,379	1,403
Buildings, land and leasehold improvements	4,576	4,600
	10,791	12,138

Accumulated depreciation and amortization:
Computers and peripheral equipment	2,402	2,703
Office furniture and equipment	761	1,319
Motor vehicles	363	460
Buildings and leasehold improvements	547	690
	4,073	5,172
Depreciated cost	$6,718	$6,966

Depreciation and amortization expenses totaled $ 789, $ 864 and $ 1,145 for the years ended December 31, 2001, 2002 and 2003, respectively.

For information with respect to liens, see Note 9b.

NOTE 6:-    GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill and intangible assets resulted from the reacquisition of a majority interest in Lipman U.S.A., Inc. during 1999.

b.	Intangible assets, net, consisted of the following:

	Original amount	Accumulated amortization	Amortized balance
	December 31,
	2003	2003	2002	2003
Sole agent franchise	$9,770	$3,140	$6,630	$6,630
Other intangible assets (mainly – customer list)	1,441	875	772	566
	$11,211	$4,015	$7,402	$7,196

Amortization of intangible assets amounted to $ 1,602, $ 206 and $ 206 for the years ended December 31, 2001, 2002 and 2003, respectively. As of December 31, 2003, the estimated aggregate amortization of intangible assets for the years 2004, 2005 and 2006 is as follows: 2004 - $ 206; 2005 - $ 206 and 2006 - $ 154.

c.    The effect of the adoption of SFAS No. 142:

The statements of income presented below for the three years ended December 31, 2001, 2002 and 2003, reflect the impact on the statements of income and net earnings per share had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 6:-    GOODWILL AND INTANGIBLE ASSETS, NET (Continued)

	Year ended December 31,
	2001	2002	2003
Reported net income	$5,101	$21,927	$29,365
Amortization of goodwill and other indefinite life intangible asset	1,638	—	—
	$6,739	$21,927	$29,365
Basic net earnings per share:
Reported basic net earnings per share	$0.51	$2.18	$2.88
Amortization of goodwill and other indefinite life intangible asset	0.16	—	—
Adjusted basic net earnings per share	$0.67	$2.18	$2.88
Diluted net income per share:
Reported diluted net earnings per share	$0.51	$2.11	$2.75
Amortization of goodwill and other indefinite life intangible asset	0.16	—	—
Adjusted diluted net earnings per share	$0.67	$2.11	$2.75

NOTE 7:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2002	2003
Accrued expenses	$1,554	$7,052
Deferred revenues	292	1,957
Customer advances	434	93
Other	8	31
	$2,288	$9,133

NOTE 8:-    LONG-TERM BANK LOANS

The long-term bank loans are linked to the Japanese yen, bear interest at the three-month yen LIBOR rate plus 1.5% per annum and are payable in equal quarterly installments through 2012. The loans were received to finance the acquisition of a building.

A lien was registered on the building in favor of the bank (see Note 9b).

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-    LONG-TERM BANK LOANS (Continued)

The aggregate principal payments due on the long-term bank loans are as follows:

December 31, 2003
First year (current maturities)	$145
Second year	145
Third year	145
Fourth year	145
Fifth year	145
Thereafter	539
$1,264

NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.    Lease commitments:

Certain of the Company's offices are leased under operating leases.

Future minimum lease commitments under non-cancelable operating leases for the specified years ending December 31, are as follows:

2004	$515
2005	520
2006	468
2007	367
2008	372
Thereafter	588
$2,830

Rent expense for the years ended December 31, 2001, 2002 and 2003, was approximately $ 288, $ 377 and $ 584, respectively.

b.    Liens:

As collateral for the Company's liabilities to a bank in Israel, a lien was placed on the Company's building in Israel (see Note 8).

c.    Guarantees:

Guarantees in the amount of approximately $ 239 were issued by a bank to secure certain advances from customers and performance on behalf of the Company (see Note 7).

d.	The Company is committed to purchase ASIC's in the amount of approximately $ 500 from a supplier through December 2004.

NOTE 10:-  TAXES ON INCOME

a.    Israeli taxation

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("CPI").

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-  TAXES ON INCOME (Continued)

As explained in Note 2b, the consolidated financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate caused a further difference between taxable income and the income before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

2.	Tax benefits under the Israel Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain of the Company's production facilities in Israel have been granted the status of "Approved Enterprise" under the Law, pursuant to five separate investment programs.

According to the provisions of the Law, the Company elected the "alternative benefits" and has waived government grants in return for a tax exemption. Accordingly, the Company's income attributed to the "Approved Enterprise" is tax-exempt for a period of two to four years, and is subject to a reduced corporate tax rate of 25% for an additional period of three to five years.

Income derived from the first program was tax-exempt for a period of one year in 1993.

Income derived from the second and third programs is tax-exempt for a period of four years, which commenced in 1999, and will be taxed at the reduced corporate tax rate of 25% for an additional period of three years.

Income derived from the fourth program was tax-exempt for a period of two years, which commenced in 2001, and will be taxed at the reduced corporate tax rate of 25% for an additional period of five years.

Income derived from the fifth program is tax-exempt for a period of two years, commenced 2002 and will be taxed at the reduced corporate rate of 10%-25% for additional period of five years.

The period of tax benefits detailed above is subject to limits of the earlier of 12 years from the commencement of production or 14 years from receiving the approval.

The Law also entitles the Company to claim accelerated depreciation on equipment used by the "Approved Enterprise" during the tax benefits period.

The entitlement to the above benefits is conditioned upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Through December 31, 2003, approximately $ 69,500 of the Company's profits have been derived from tax-exempt profits earned

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-  TAXES ON INCOME (Continued)

as an "Approved Enterprise". The Company has determined not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises". If the net retained tax exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently 25% of the gross distributed amount) and an income tax liability would be incurred of approximately $ 17,375 as of December 31, 2003.

Income from sources other than the "Approved Enterprise" during the period of benefits will be taxable at the regular corporate tax rate of 36%.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an industrial company under the above law and as such is entitled to certain tax benefits including accelerated depreciation and deduction of public offering expenses in three equal annual installments for tax purposes.

b.    Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2002	2003
Reserves and allowances	$79	$205
Unrecognized intercompany gains	357	622
Net deferred tax asset before valuation allowance	436	827
Valuation allowance	—	—
Net deferred tax asset (domestic)	$436	$827

The Company has not provided a valuation allowance for all periods presented.

c.	A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income, is as follows:

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-  TAXES ON INCOME (Continued)

	Year ended December 31,
	2001	2002	2003
Income before taxes on income, as reported in the consolidated statements of income	$7,118	$23,293	$33,115
Tax based on statutory tax rate in Israel (36%)	$2,562	$8,385	$11,921
Decrease in taxes resulting from effect of "Approved Enterprise" status *)	(2,676)	(7,735)	(8,685)
Increase in taxes resulting from stock-based compensation	1,531	989	867
Non-deductible expenses and non-taxable income, net	620	289	(118)
Other	(20)	(562)	(235)
Actual tax expense	$2,017	$1,366	$3,750
*) Basic net earnings per share amount of the benefit resulting from the "Approved Enterprise" status	$0.27	$0.77	$0.82
*) Diluted net earnings per share amount of the benefit resulting from the "Approved Enterprise" status	$0.27	$0.75	$0.78

d.    Income before taxes on income is comprised as follows:

Domestic	$4,295	$21,643	$31,035
Foreign	2,823	1,650	2,080
	$7,118	$23,293	$33,115

e.    The provision for income taxes is comprised as follows:

Current taxes	$1,974	$1,660	$4,141
Deferred taxes	43	(294)	(391)
	$2,017	$1,366	$3,750
Domestic	$921	$743	$3,022
Foreign	1,096	623	728
	$2,017	$1,366	$3,750

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-  SHAREHOLDERS' EQUITY

a.	The ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

b.    Stock options:

The Company granted stock options to employees, officers and directors of the Company at an exercise price equal to or below the fair market value of the Company's shares at the date of grant. Options granted generally vest over a period of two to five years, and expire up to seven years from date of grant.

In 1999, options to purchase 761,000 ordinary shares of the Company were reserved for grant. In 2001, options to purchase 877,500 ordinary shares were reserved for grant.

In August 2003, options to purchase 320,000 ordinary shares were reserved for grant.

As of December 31, 2003, 45,650 options are available for future grant.

Any options that are cancelled or forfeited before expiration are not available for future grants.

A summary of the Company's stock option activity excluding options granted to a service provider (see Note 11d) and related information is as follows:

	Year ended December 31,
	2001		2002		2003
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
		$		$		$
Outstanding at the beginning of the period	718,000	21.25	1,591,500	14.50	989,100	10.99
Granted	877,500	9.00	—		274,350	22
Exercised	—	—	(73,400)	9.00	(400,600)	9.57
Forfeited/Cancelled	(4,000)	22.50	(529,000)	20.61	(60,000)	21.58
Outstanding at the end of the year	1,591,500	14.50	989,100	(* $10.99	802,850	14.22
Exercisable at the end of the period	—	—	376,200	10.93	228,200	10.71

*)	On December 26, 2002, the exercise price of all outstanding options was reduced by $ 0.47 per option, and on June 12, 2003, the exercise price of all outstanding options was reduced by an additional amount of $ 0.45 per option, as a result of the dividend payments discussed in Note 11g. As discussed in Note 2s, the dividend yield used in the Company's Black-Scholes estimates was 0% and therefore no modification accounting was required on the dates of dividend payments.

The options outstanding as of December 31, 2003, have been separated into exercise price categories as follows:

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-  SHAREHOLDERS' EQUITY (Continued)

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Options Exercisable as of December 31, 2003	Weighted Average Exercise price of options exercisable
$		(Years)	$		$
8.08	446,100	1.67	8.08	183,800	8.08
21.58-22	356,750	3.97	21.90	44,400	21.58
	802,850	2.70	14.22	228,200	10.71

The weighted-average fair value at grant date of options granted during 2001 and 2003 was $ 2.40 and $ 8.88 per option, respectively. All options granted during 2001 were granted with an exercise price per share equal to the market price at the date of grant. All options granted during 2003 were granted with an exercise price per share less than the market price at the date of grant.

c.    Acceleration:

According to the option agreement between the Company's Chief Executive Officer ("CEO") and the Company, in case of a dividend payment, all of the CEO's unvested options will become vested. As a result of the dividend payment on December 26, 2002, the vesting of the CEO's 120,000 unvested options was accelerated. In accordance with SFAS No. 123, the unrecognized compensation expenses related to the accelerated options, measured at their grant date, totaling approximately $ 70, was charged to expense on the acceleration date. Modification date accounting did not have an effect.

d.    Options granted to the Chairman of the Board of Directors:

On February 9, 2003, the Company entered into in a management services agreement ("the Agreement") with a company fully owned and controlled by its then newly appointed Chairman of the Board of Directors ("the Chairman"). According to the Agreement, the Chairman would dedicate to the Company at least two days a week in consideration for a monthly payment of NIS 42 (approximately $ 9), payable to the management services company. In addition, the Company granted the management services company 120,000 options to purchase ordinary shares of the Company, with an exercise price of $ 16.00 per share. 60,000 options vested on December 31, 2003 and 30,000 options were to vest on each of December 31, 2004 on December 31, 2005. Pursuant to the terms of the options, the options schedluled to vest in 2004 and 2005 vested upon completion of an initial public offering in the United States in January 2004. As a result, the Company will record a compensation expense in the amount of $ 1,100 in the first quarter of 2004. The options are exercisable until December 31, 2006.

On April 1, 2003, the General Meeting of the Company's shareholders approved the Agreement.

The Company accounted for these options as a variable plan under the fair value method under SFAS No. 123 and EITF No. 96-18, because these options were granted to him in his capacity as a service provider and not as the Chairman of the Board of Directors. The fair value of these options was measured in accordance with EITF 00-18 on December 31, 2003 and was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk free interest rate of 2.53%, dividend yields of 0%,

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-  SHAREHOLDERS' EQUITY (Continued)

volatility factors of the expected market price of the Company's ordinary shares of 32.2%, and contractual life of the options of 3.5 years. The Company recorded stock-based compensation expense in the amount of $ 1,913 during the year ended December 31, 2003 relating to these options.

e.    Share compensation related to shares issued to employees:

During 1997, the Company issued 160,000 ordinary shares to employees at the par value of NIS 1.00. These shares were held by a trustee and released to the employees over a two-year period. Share compensation has been recorded as the difference between the par value and fair value of the shares on the date of issuance. Share compensation was recognized ratably over the vesting period of the shares. Share compensation expenses were $ 47, $ 0 and $ 0 in the years ended December 31, 2001, 2002 and 2003, respectively. Unvested shares held by the trustee at termination of employment of certain employees were sold by the trustee in the market. The receipts from the sale of terminated employees' shares in the amount of $ 13 in 2001 were recorded in additional paid-in capital.

f.    Cancellation of options.

During 2002, by mutual agreement between them and the Company, certain employees of the Company cancelled out-of-the-money options they held. In accordance with SFAS No. 123 all remaining unrecognized compensation expense, measured at their grant date, in the amount of $ 514 was charged to expense at the time of cancellation. No replacement awards were granted to these employees.

g.    Dividends:

1.	Dividends are paid in NIS. Dividends paid to shareholders outside Israel may be converted to dollars on the basis of the exchange rate prevailing at the date of conversion (see Note 10a(2)).

2.	In August 2002, two of the major shareholders of the Company agreed with each other to use their best efforts to cause the Company during each of the five years commencing July 1, 2002 to distribute cash dividends to the Company's shareholders out of all current profits, up to an annual amount (net of Israeli taxes) of $ 4,500 per year. This agreement terminates on the date the aggregate amount of dividends the Company shall have distributed after July 1, 2002 equals $ 22,500. As of December 31, 2003, dividends in the aggregate amount of $ 9,326 had been distributed. Pursuant to this agreement. The Company is not a party to this agreement.

3.	In November 2002, the Board of Directors announced a dividend payment in the amount of $ 4,665, or $ 0.47 per share. The dividend was paid on December 26, 2002.

4.	On May 18, 2003, the Board of Directors announced a dividend payment in the amount of $ 4,661, or $ 0.45 per share. The dividend was paid on June 12, 2003.

NOTE 12:-  MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.    Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 12:-  MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Continued)

accordance with Statement of Financial Accounting Standards No. 131 "Disclosure About Segments of an Enterprise and Related Information". Total revenues are attributed to geographic areas based on the location of the customers.

The following presents total revenues for the years ended and long-lived assets as of December 31, 2001, 2002 and 2003:

	December 31,
	2001		2002		2003
	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$38,721	$9,228	$45,866	$9,035	$50,560	$8,984
Turkey	10,305	—	19,608	—	24,934	213
Israel	5,666	6,077	7,698	6,235	7,974	6,047
Spain	561	—	3,669	—	14,302	—
Europe (except Turkey and Spain)	1,465	—	1,167	—	4,005	—
Other	6,240	—	7,526	—	15,892	68
	$62,958	$15,305	$85,534	$15,270	117,667	$15,312

b.    Sales to major customers representing more than 10% of total revenues are as follows:

	Year ended December 31,
	2001	2002	2003
	%
Customer A	10	12	6
Customer B	22	18	16
Customer C	8	6	—

It is impracticable to provide revenues by product lines for the years ended December 31, 2001, 2002 and 2003.

NOTE 13:-  EARNINGS PER SHARE:

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2001	2002	2003
Net income	$5,101	$21,927	$29,365
Weighted average number of ordinary shares outstanding	10,028	10,039	10,211
Dilutive effect:
Employee stock options	21	332	466
Diluted weighted average number of ordinary shares outstanding	10,049	10,371	10,677
Basic net earnings per share	$0.51	$2.18	$2.88
Diluted net earnings per share	$0.51	$2.11	$2.75

LIPMAN ELECTRONIC ENGINEERING LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 12:-  MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION (Continued)

In January 2004, the Company effected an initial public offering in the United States in the NASDAQ and issued 2,376,400 shares including shares issued in connection with the exercise of the underwriters over allotment option, at a public offering price of $ 41.60 per share (see Note 16a).

NOTE 14:-  RELATED PARTIES TRANSACTIONS

The Company owned 19.5%, 18.8% and 18.6% of the outstanding shares of Wizcom Ltd. ("Wizcom") as of December 31, 2001, 2002 and 2003, respectively, and Meir Shamir is a director of Wizcom. In 2001, 2002 and 2003, the Company paid Wizcom $ 16, $ 29 and $53 for services and products rendered by Wizcom to the Company.

The Company paid SDSA Technologies Ltd., a company controlled by the son of Mr. Aharon Lipman, who served as the chairman of the board of directors of the Company from 1983 to February 2003, $ 2 in 2001,$ 53 in 2002 and $ 17 in 2003 for software development services provided by SDSA Technologies to the Company. The Company received $ 4 in 2001 from SDSA Technologies for bookkeeping services the Company provided.

NOTE 15:-  INVESTMENT IN AFFILIATE

On March 18, 2003, the Company entered into an agreement with Dai Telecom Ltd. and Store Alliance Ltd. to establish a company under the name Cell-Time Ltd. The Company holds 25% of Cell-Time shares. Cell-Time Ltd. was formed to develop, market and operate prepaid mobile phone airtime payment systems in Israel. The investment in Cell-Time is accounted for under the equity method of accounting in accordance with Accounting Principle Bulletin No. 18 "The equity Method of Accounting for Investment in Common Stock".

NOTE 16:-  SUBSEQUENT EVENTS

a.	On January 28, 2004, the Company signed an underwriting agreement with respect to a public offering of its ordinary shares in the United States. The Company issued 2,250,000 shares at a public offering price of $ 41.60 per share before underwriting discount and issuance expenses.

b.	On March 1, 2004, the underwriters exercised their over allotment option in the abovementioned offering. As a result, the Company issued an additional 126,400 shares, at a public offering price of $ 41.60 per share before underwriting discount and issuance expenses.

c.	During February 2004, the Company granted to its employees 543,000 options with an exercise price equal to $41.60 per share and 26,900 options with an exercise price equal to $22.00 per share to purchase ordinary shares of the Company.

- - - - - - - - - - - - - - - - - - - - - - -