Form 20-F
period 2004-12-31
LIPMAN ELECTRONIC ENGINEERING LTD
filed 2005-02-23
CIK 1270484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, the Registrant had outstanding 28,484,796 Ordinary Shares, par value NIS 1 per share.

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

A.    SELECTED FINANCIAL DATA

We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The following data were derived from our audited consolidated financial statements included in Item 18 of this Annual Report:

•	consolidated statement of income data for the years ended December 31, 2002, 2003 and 2004; and

•	consolidated balance sheet data as of December 31, 2003 and 2004.

The following data were derived from our audited consolidated financial statements that are not included in this Annual Report

•	consolidated statement of income data for the years ended December 31, 2000 and 2001; and

•	consolidated balance sheet data as of December 31, 2000, 2001 and 2002.

The selected consolidated financial data set forth below should be read in conjunction with Item 5 of this Annual Report and the consolidated financial statements and the notes thereto and the other financial information appearing elsewhere in this Annual Report.

On June 22, 2004, we effected a two-for-one stock split in the form of a stock dividend. All share and per share data included in this Annual Report on 20-F for periods prior to and including that date have been retroactively adjusted to reflect this stock split. All figures relating to outstanding shares exclude shares held in treasury.

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. We began consolidating the results of operations of Dione in our financial statements beginning in the fourth quarter of 2004.

	YEAR ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues	$60,030	$62,958	$85,534	$117,667	$180,553
Cost of revenues(1)	27,475	27,716	37,046	58,374	99,012
Amortization of acquired technology	—	—	—	—	260
Gross profit	32,555	35,242	48,488	59,293	81,281
Operating expenses:
Research and development(1)	2,937	3,215	4,043	4,770	7,829
Selling and marketing(1)	10,297	11,802	12,422	16,317	20,665
General and administrative(1)	3,588	4,519	5,466	6,122	10,556
Stock-based compensation	3,443	4,253	2,746	2,579	4,783
Amortization of goodwill and other intangible assets	1,982	1,844	206	206	699
Total operating expenses	22,247	25,633	24,883	29,994	44,532
Operating income	10,308	9,609	23,605	29,299	36,749
Financial income (expenses), net	434	221	160	3,627	3,099
Other income (expenses), net	(3,003)	(2,712)	(472)	189	62
Income before taxes on income	7,739	7,118	23,293	33,115	39,910
Taxes on income (benefit)	(425)	2,017	1,366	3,750	9,167
Net income	$8,164	$5,101	$21,927	$29,365	$30,743
Dividend paid	$—	$—	$4,665	$4,661	$5,091
Dividend per share	$—	$—	$0.24	$0.225	$0.196
Basic net earnings per share	$0.41	$0.26	$1.09	$1.44	$1.20
Diluted net earnings per share	$0.41	$0.26	$1.06	$1.38	$1.15
Weighted average number of shares used in Computing
Basic net earnings per share	19,892	20,056	20,078	21,004	25,599
Diluted net earnings per share	19,936	20,098	20,742	21,354	26,680

(1) Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$35	$65	$70	$39	$358
Research and development	899	1,026	654	258	1,111
Selling and marketing	129	235	418	231	904
General and administrative	2,380	2,927	1,604	2,051	2,410
	$3,443	$4,253	$2,746	$2,579	$4,783

	AT DECEMBER 31,
	2000	2001	2002	2003	2004
	(IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents	$7,374	$22,802	$35,522	$57,465	$117,396
Working capital	24,878	38,505	59,534	91,362	155,234
Total assets	56,884	64,547	86,300	134,172	304,123
Bank loans	1,576	1,262	1,268	1,264	—
Shareholders' equity	43,578	52,992	73,658	106,391	239,593

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

We sell a significant portion of our products through third parties such as independent distributors, independent sales organizations, value-added resellers, financial institutions and payment processors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers or end-users to purchase our products. These third parties also provide after-sales support and related services to end-user customers. Typically, our arrangements with these third parties do not prevent them from selling products of other companies, including our competitors. As a result, they may not successfully sell our product offerings or they may give higher priority to products of other companies. We also may not be able to maintain our existing relationships with these third parties. If one or more of our major third-party sellers terminates or otherwise adversely changes their relationship with us, we may be unsuccessful in replacing them. The loss of one of our major third-party sellers could impair our ability to sell our products and result in lower revenues and income.

We depend on a small number of large customers and the loss of one or more of these customers, or a significant decrease in sales to any of these customers, could significantly reduce our revenues and income.

A significant portion of our revenues have resulted, and are expected to continue to result, from substantial purchases made by a limited number of customers, including distributors, independent sales organizations and financial institutions. In 2004, we derived approximately 26.8% of our revenues from our four largest customers and 52.0% of our revenues from our ten largest customers. In 2003, we derived approximately 38.7% of our revenues from our four largest customers and 62.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 5.1% of our revenues in 2004 and 15.5% of our revenues in 2003. Our significant customers are not required to purchase minimum quantities under their agreements with us and we cannot be sure that our large customers will continue to purchase products from us. Based on our experience, our largest customers may change from period to period. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our revenues and income could be materially adversely affected.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

Competition in our industry is intense and we expect competition to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. In addition, we also compete frequently with Axalto, a division of SchlumbergerSema and Thalese-transactions. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which may impair our ability to maintain profitability. Competitive pricing in Turkey, Brazil and the U.S. has negatively impacted our gross margins and we expect pricing competition in these and other markets to continue. We also may face additional competition if new participants enter the markets in which we operate.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

We currently purchase some key components used in our products from only one source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Philips Semiconductors, to manufacture our proprietary application specific integrated circuits, or ASICs. If this supplier is unable to produce our required quantities of the ASICs, we would be faced with a shortage of critical components. We also experienced from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. In addition, we usually build one plastic injection mold to make the plastic casings for each of our products. If the plastic injection mold used to manufacture the plastic casing of a particular product is damaged or destroyed, our ability to deliver that product in a timely manner will be adversely affected. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our plastic injection molds in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components or replace our plastic injection molds in a timely manner, our costs could increase.

We depend on our manufacturing and warehouse facilities in Israel. If manufacturing at these facilities is interrupted for any reason, there could be a material adverse effect on our results of operations.

We assemble and test a majority of our NURIT products at our two manufacturing facilities located in the same industrial park in Israel. Each facility is responsible for different phases in the manufacturing process of our products. Component and finished product inventories are also stored at these facilities. Disruption of the manufacturing process at these facilities or damage to either of these facilities, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.

We depend upon third parties to manufacture some of our products. Although we plan to begin manufacturing these products in our own facility in the future, we cannot be certain that this will be accomplished in a timely and cost effective manner.

We do not manufacture the physical devices that are designed by Dione, our recently acquired subsidiary based in the United Kingdom. These devices are manufactured for us by a single third party. Our agreement with this third party is not long term. If this manufacturer becomes unwilling or unable to provide us with adequate supplies of products when we need them, or if it increases its prices, we might not be able to find alternative sources in a timely manner and could be faced with a shortage of products. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. We are planning to begin manufacturing of certain Dione products at our Israeli manufacturing facilities during 2005. If we are unsuccessful in maintaining our relationship with the third party manufacturer or if the potential transfer of the manufacturing to our own facilities proves to be more complicated, costly or ultimately not feasible, this could materially adversely affect our results of operations. Furthermore, this manufacturer is part of a large multinational entity which serves as the distributor of Dione products in certain regions and if the manufacturing arrangement terminates, this could also have an adverse effect on the distribution of Dione's products. We are also beginning to arrange for the manufacture of some of our NURIT products in the countries where they are used, such as Brazil and Turkey. We thus may become dependent on these third party manufacturers to produce and deliver products sold in these important markets on a timely basis and at an acceptable cost.

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

The market for electronic payment systems is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry performance standards and security measures; and

•	changes in customer and end-user requirements.

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

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions or write downs and adversely affect our results of operations.

We often hold high levels of inventory as components and finished goods, in order to meet our customers' delivery requirements and to be able to fill orders quickly. Rapid technological change and evolving technological and industry standards are resulting in shorter life cycles for our inventory. Shorter life cycles could cause decreases in selling price, inventory write-offs and a lower rate of return on our research and development expenditures, all of which could adversely affect our results of operations.

We must adhere to industry and government regulations and standards and therefore sales of our products will suffer if we cannot comply with them.

Our products must meet industry standards imposed by EMVCo, Visa, MasterCard and other credit card companies, and regional financial organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless transmissions and communication over the Internet. For example, Visa International and MasterCard International recently introduced enhanced security requirements in order to align their requirements and to take into account additional fraud technologies. These requirements, known as Payment Card Industry PED (PCI PED), will eventually replace Visa PED, the current security standard. Our products also must comply with government regulations, including those imposed by the Federal Communications Commission in the U.S., Underwriters' Laboratory in the U.S. and other local telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telephone lines and radio networks. We cannot be sure that we will be able to design our products to comply with future standards or regulations. Compliance with these standards could increase the cost of producing our products. Our business and financial condition could be adversely affected if we cannot comply with new industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products. We could be subject to warranty claims and product recalls, which could be expensive and adversely affect our financial condition.

We offer complex products that are susceptible to undetected hardware and software errors or failures. Products may experience failures when first introduced, as new versions are released or at any time during their lifecycle. Any product recall as a result of errors or failures, and the associated negative publicity, could result in the loss of or delay in market acceptance of our products and adversely affect our business and reputation. We typically offer a one-year limited warranty for our products, although we also offer warranties that range from one to five years. Our warranty generally provides that we will repair or replace products that have defects in materials or workmanship. Any significant product returns or warranty claims could result in significant additional costs to us and could adversely affect our results of operations. Our customers may also run third-party software applications on our products. Errors in third-party applications could adversely affect the performance of our products.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We currently rely on a combination of trade secret and intellectual property laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. We require employees and consultants to execute confidentiality agreements and also seek these agreements from suppliers. These measures may not be sufficient to protect our technology from third-party infringement or to protect us from the claims of others. In addition, our products are sold in foreign markets such as China, Russia and Latin America that provide less protection for intellectual property than that provided under U.S. or European laws. If we are unable to prevent misappropriation of our technology, competitors may be able to use and adapt our technology.

Our business may suffer if we are sued for infringing the intellectual property rights of third parties.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. There is an increasing number of patents and patent applications in the electronic payment industry. Third parties may assert infringement claims in the future alleging infringement by our current or future products or applications. Infringement claims may cause us to incur significant costs in defending those claims. We may be required to discontinue using and selling any infringing technology, to expend resources to develop non-infringing technology or to purchase or pay royalties for other technology. We are a party, together with most of the other U.S. point-of-sale terminal market participants, to an International Trade Commission investigation relating to a claim made by Verve L.L.C. in August 2004 regarding the alleged infringement of a certain patent. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action. Verve has also alleged that our systems infringe a number of other patents, and has filed claims with the courts of Northern California and Michigan. These claims are expensive and time consuming to defend. Similar claims may result in additional protracted and costly litigation, regardless of the merits or ultimate outcome.

An increasing portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

The percentage of our revenues generated outside of the U.S. and Israel has increased in each of the past four years. During 2004, 68.5% of our revenues were generated outside of the U.S. and Israel compared to 50.3% of our revenues in 2003 and 37.4% in 2002. In 2004, revenues generated in Turkey constituted 25.6% of our revenues, revenues generated in Latin America constituted 12.4% of our revenues and revenues generated in the U.K. constituted 10.8% of our revenues. We expect that the percentage of our revenues generated in the U.K. will increase significantly in 2005 as the results of Dione will be consolidated for the full year as compared to only three months in 2004.

Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

•	economic and political instability in foreign countries;

•	staffing and managing foreign operations;

•	increased risk of collection;

•	multiple, changing and inconsistent enforcement of laws and regulations;

•	laws and business practices that favor local companies;

•	complying with local regulatory or industry imposed security or other certification requirements;

•	fluctuations in currency exchange rates;

•	burdens that may be imposed by tariffs and other trade barriers; and

•	greater difficulty in safeguarding intellectual property in areas such as China, Russia and Latin America.

If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

Fluctuations in currency exchange rates may adversely affect our results of operations.

A substantial part of our business consists of sales made in currencies other than the U.S. dollar. Additionally, portions of our cost of revenues and our other operating expenses are incurred by our international operations and denominated in local currencies. Fluctuations in the value of these revenues, costs and expenses as measured in U.S. dollars could materially affect our results of operations. In addition, our balance sheet reflects non-U.S. dollar denominated assets and liabilities, which can be adversely affected by fluctuations in currency exchange rates. We and our subsidiaries engage from time to time in forward currency transactions that are intended to hedge our exposure to adverse fluctuations in exchange rates. Such arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we might suffer significant losses.

We have experienced a period of rapid growth, and if we cannot adequately manage our growth, our results of operations will suffer.

We have experienced rapid growth in our operations both, internally and from our acquisition of Dione, and our anticipated future growth may place a significant strain on our managerial, operational and financial resources. We cannot be sure that we have made adequate allowances for the costs and risks associated with our expansion, or that our systems, procedures and managerial controls will be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product inventory and record and report financial and management information on a timely and accurate basis. We believe our growth will require us to hire additional engineering, technical support, sales, administrative and operational personnel. Competition for qualified personnel can be intense in the areas where we operate. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. If we are unable to successfully manage our expansion, we may not grow our business, our expenses may increase and our results of operations may be adversely affected.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

Part of our strategy is to pursue acquisitions of businesses and technologies or to establish joint ventures to expand our business. For example, in October 2004, we purchased all of the outstanding shares of Dione. The negotiation of potential acquisitions or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management's time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition or joint venture.

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangibles and potential impairment of goodwill.

For example, the consolidation of the results of Dione's operations into our financial statements contributed to our lower gross margin percentage in 2004 and is expected to do so again in 2005. If acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of Isaac Angel, our president and chief executive officer; and Yitzhak Cohen, our senior vice president, research and development and chief technology officer as well as other members of our senior management. Our future success depends in large part on the continued services of our senior management and key personnel. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During 2004, our quarterly net income ranged from $4.8 million to $9.7 million and our quarterly gross margins ranged from 49.0% to 40.2%. In some future periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares would likely decline. In addition, quarterly fluctuations can affect our planning processes.

The point-of-sale, or POS, terminal industry historically has been seasonal. Our revenues historically have been stronger during the second half of the year than during the first half of the year due primarily to increased POS terminal purchases to satisfy increased retail demand during the holiday season.

In addition, throughout the year, factors that may contribute to fluctuations in our quarterly results of operations include:

•	the mix of products we sell (as the gross margins we realize on our various products differ);

•	the mix of sales into different countries (as the gross margins we realize in various countries differ);

•	the size, timing and pricing of orders;

•	the timing and accounting treatment of acquisitions;

•	the timing of our product introductions or enhancements, or those of our competitors;

•	market acceptance of new products;

•	competitive pricing pressures; and

•	availability of key components for manufacture;

Therefore, the results of any past periods should not be relied upon as an indication of our future performance.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2005 fiscal year. We have only recently begun the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404. This process may take up to twelve months to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

Risks Relating to Our Operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians. We cannot predict how the death of Yasser Arafat will affect the relations between Israel and the Palestinians. The future of relations between the Palestinian Authority and Israel is uncertain, and the execution of Israel's plan of a unilateral disengagement from the Gaza Strip and some parts of the West Bank may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. We cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

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

We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." We received tax benefits of approximately $6.4 million in 2004 and $8.7 million in 2003. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, and continuing to manufacture in Israel. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received, together with interest and penalties. Also, an increase in our manufacturing outside of Israel may be construed as a failure to comply with these conditions. These tax benefits may not continue in the future at the current levels or at any level. From time to time, we submit requests for expansion of our Approved Enterprise programs or for new programs to be designated as Approved Enterprises. These requests might not be approved in the future. The termination or reduction of these tax benefits, or our inability to get approvals for expanded or new programs, could adversely affect our results of operations.

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

Mivtach Shamir Holdings Ltd. beneficially owns, in the aggregate, approximately 18.0% of our outstanding ordinary shares and Mez-Op Holdings Ltd., which is owned by affiliates of First Israel Mezzanine Investors Ltd., or FIMI, beneficially owns, in the aggregate, approximately 8.0% of our outstanding ordinary shares. Meir Shamir, the chairman of Mivtach Shamir Holdings, Jacob Perry and David Rubner are members of our board of directors designated by Mivtach Shamir Holdings. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, and Mordechai Gorfung are members of our board of directors designated by Mez-Op Holdings.

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

Since the end of 1989, we have focused our product development efforts on electronic payment systems and have generally marketed them under the NURIT brand name. In 1995, we incorporated wireless POS terminals into our product offerings. In 2003, we formed a joint venture with two partners to develop, market and operate prepaid cellular airtime payment systems in Israel. We use the equity method to account for our interest in this joint venture. In 2004, we formed a company in which we have an 80% interest to market automatic teller machines in the Israeli market. Initial installations are expected during 2005.

Our ordinary shares began trading on the Nasdaq National Market in January 2004.

Purchase of Dione

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. from its shareholders. We paid $69 million in cash for all of the outstanding shares of Dione (not including acquisition costs of approximately $1.1 million). In addition, we are required to pay an additional purchase price of up to $33.4 million in cash, contingent upon Dione meeting certain financial targets in 2005 and 2006. If financial targets are met in 2006, we will also issue up to a maximum of 442,105 of our ordinary shares to the former shareholders of Dione.

Dione is a supplier of smart card-based payment systems with applications and managed services that help merchants improve margins and customer satisfaction. Dione specializes in the design, development and provision of card transaction terminals supporting payment and value-added applications for retailers, including integrated pin and smart card, known as Chip & Pin solutions, standalone terminals for deployment at small to medium size enterprises, or SMEs, wireless terminals for the portable/mobile sectors and secure solutions for unattended payment. Dione also specializes in the provision of managed professional services such as on-site and call-center support with remote terminal management. Dione sells primarily to customers in the U.K., Finland and South Africa.

Principal Capital Expenditures

We had capital expenditures of $4.3 million in 2004, $1.5 million in 2003 and $1.3 million in 2002. We expect that our capital expenditures will be approximately $4.2 million in 2005. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2004 consisted primarily of the purchase in Israel of office space and leasehold improvement for $1.6 million, the purchase in Israel of manufacturing equipment and computers for $1.5 million, the purchase of office furniture for $550,000 and the purchase of vehicles for $545,000. Our capital expenditures in 2003 consisted primarily of the purchase in Israel of manufacturing equipment for $325,000 and the purchase in the U.S. of office furniture and equipment and computers and peripheral equipment for $492,000 and the purchase of vehicles for $215,000. Our capital expenditures in 2002 consisted primarily of the purchase in Israel of manufacturing equipment for $500,000 in connection with the expansion of our manufacturing facilities in Israel and vehicles for $530,000 and the purchase in the U.S. of computers and peripheral equipment for $197,000.

B.    BUSINESS OVERVIEW

Overview

We are a leading worldwide provider of electronic payment systems and solutions. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers, self-service systems that include automatic teller machines, or ATMs. In addition, we provide a range of software solutions for a variety of retail applications and other terminal-related applications such as prepaid systems and terminal fleet management. Our electronic payment systems are generally sold or leased under our NURIT brand name, as well as under the Xpress, Xplorer and Xchecquer brand names of our Dione subsidiary. They are designed to be reliable, easy to use, and cost-efficient and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products. In addition, we are in the process of developing new revenue sources through penetration into vertical markets, such as prepaid cellular air time and service of our terminals.

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

Growth of Card-Based Payments

The use of card-based forms of electronic payment such as credit and debit cards by consumers worldwide has steadily increased over the past ten years. According to The Nilson Report, in 2003, card-based payments (including credit, debit and prepaid cards) in the U.S. accounted for 33% of total consumer payment transactions and 35% of total purchase amount in dollars, representing $2.1 trillion of expenditures, compared to 28.6% of total consumer payment transactions, representing $1.8 trillion of expenditures in 2001. Card-based payments in the U.S. are expected to represent 44% of total consumer payment transactions by 2008. The proliferation of credit and debit cards has made the acceptance of card-based payments almost a necessity for businesses of all sizes in order to remain competitive.

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

Increasing Need for Security

The growth of electronic payments has been accompanied by an increase of payment fraud. According to The Nilson Report, members of the Visa and MasterCard associations lost approximately $3.8 billion to fraud in 2002, an increase of 15% over 2001. In the U.K. alone, according to the U.K. Association for Payment Clearing Services, total card fraud rose by 18 per cent to 478.8 million British pounds in the 12 month period ended June 2004. In response to this, payment processors and terminal providers are aggressively pursuing ways to increase the security of their payment networks. These measures include:

•	the use of a PIN to initiate a transaction at the point-of-sale;

•	encryption algorithms, which securely protect the transaction and authenticate information; and

•	migration to smart cards with embedded processors, which are more difficult to duplicate and contain significantly more information than traditional magnetic strip cards and can be programmed to support different applications.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo LLC, a smart card standards organization, which prescribed new specifications that all new and existing terminals must meet in order to be certified as acceptable for use by their member merchants. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. In 2002, Visa International introduced new physical and logical security requirements that apply to all PIN entry devices, or PEDs, that are used in a POS device that can accept a Visa cardholder's PIN for authorization. These requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa or other major card associations.

In 2004, Visa International and MasterCard International introduced further security requirements in order to align their requirements and to take into account additional fraud technologies. These requirements, known as Payment Card Industry PED (PCI PED) will eventually replace Visa PED. Visa and MasterCard have indicated that they will continue to permit the sale and deployment of PEDs with Visa PED approval for the full three-year life of these approvals.

This focus on security and the introduction of EMVCo, Visa PED and PCI PED requirements is creating increasing demand for POS terminals that incorporate advanced security features and are capable of supporting the new security methods and requirements.

Impact of Wireless Communications

The wireless communications industry has grown substantially in the U.S. and globally over the past twenty years. Major wireless technologies that are now available for cost effective secure POS terminal solutions include cellular, Wi-Fi and Bluetooth. The communications costs of these networks can be less expensive and faster than landline networks. These technologies are often the most suitable solutions for countries with limited, or virtually nonexistent, landline networks.

The increased use and availability of wireless communications are also enabling businesses in the hospitality sector, transportation and delivery businesses to provide fast, efficient, secure payment transaction authorization over wireless networks. Wireless technology affords ease of use in hospitality applications such as restaurants, hotels and unattended payment environments such as transportation terminals and vending machines. The growth of wireless telecommunications and the speed and cost advantage offered by wireless communications are creating a demand for compact, easy-to-use, reliable, wireless POS systems that provide rapid transaction processing for businesses that have traditionally relied on paper or coin-based payments.

Bluetooth is a wireless protocol enabling seamless voice and data connections between a wide range of devices through short-range digital two-way radio. It is an open specification for short-range communications of data and voice between both mobile and stationary devices. We are utilizing the broadening capability of Bluetooth technology in certain of our products, mainly Dione's Xplorer suite of products.

Wi-FI (or Wireless Fidelity) is a wireless local area network that uses high frequency radio signals to transmit and receive data over distances of a few hundred feet; using IP protocol. We are utilizing the Wi-Fi technology in certain of our products, such as the Nurit 8000.

Market Size and Opportunity

The introduction of new POS applications and security standards that require greater memory than that contained in the installed base of POS terminals has created a growing demand by merchants and our customers for newer, more powerful terminals. In addition, the expansion of POS terminals into new and emerging market segments and the increased use of wireless communications are creating new sources of demand for terminals. These factors, combined with the increased usage of credit and debit-card-based payments, have resulted in a large and growing market for POS terminals.

Our Solution

Our electronic payment systems provide merchants and transaction processors with the following key benefits:

Broad, integrated product suites. We have developed a comprehensive suite of electronic payment systems that are easy to use, provide fast, secure transmission of payment and other data and offer significant value on a price-to-performance basis. Each of our Lipman and Dione product lines is based on its own operating platform that allows the same applications to be implemented across each product line. This makes it more cost-effective for our customers to purchase additional POS products from the product line it uses than it would be to invest in new products from our competitors. In addition to features specifically geared to payment application development, each platform allows the development of non-payment applications for vertical markets, such as pre-paid cellular air time, loyalty cards and inventory management.

Comprehensive security features. Our electronic payment systems offer high levels of security. Our newest terminals are designed to be tamper resistant and tamper responsive so that all secure data is instantly erased if any attempt is made to access the terminal's electronics or if the terminal is opened or tampered with in any way. These terminals also provide visual evidence of any attempted tampering. We have implemented Triple DES (Data Encryption Standard) encryption into our terminals so that they are compatible with the anticipated migration of payment systems to this new industry encryption standard. Our operating systems prevent multiple, independent applications from accessing each other's data and assure that application software cannot access encryption keys or secure data, further protecting the security of transaction data. In addition, we have received EMVCo approval for most of our systems. Our landline and wireless terminals and PIN pads introduced since mid-2003, have received Visa PED security approval. Recently, Visa International and MasterCard International published new requirements, known as Payment Card Industry PED, or PCI PED, and we intend to comply with this new standard when it becomes applicable.

Modular and customizable architecture. We build our POS systems using advanced, modular hardware and software architectures and proprietary customization and management tools. This helps us shorten our production time, reduce manufacturing errors and meet the individual needs of our customers. Our modular architectures allow us to add different software applications to our terminals using our proprietary operating systems based on a customer's individual requirements, while maintaining compatibility with electronic payment systems manufactured by others. Each of our Lipman and Dione operating systems allow the same applications to be deployed across its product line. This enables us to introduce new products in a cost efficient manner. As a result, new software applications, upgrades and processing system interfaces, also known as protocols, that are developed for one of our products can be easily integrated into other current and future products. We employ advanced hardware components, including proprietary application specific integrated circuits, or ASICs, and flash memory, to produce customized products rapidly, efficiently and cost-effectively.

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

Our Strategy

Our objective is to continue our growth and become the leader in the electronic payment systems market worldwide. The principal elements of our strategy include:

Seek market leadership in target markets. A key aspect of our marketing strategy is to select attractive target markets and concentrate our efforts to become a leader in these markets. We divide the POS terminal market into four primary segments: standalone retail merchants, multi-lane retail stores, petroleum and government. Our marketing efforts historically were focused primarily on the standalone retail merchant segment. With the purchase of Dione, we have entered, and plan to continue to expand sales to, multi-lane retail stores and the petroleum industry. In addition, we are adding products that target the market for unattended payment systems. We target specific geographic markets as well based on the existing level of penetration of card-based payments, the opportunity for rapid growth in the adoption of card-based payments and the competitive landscape for POS systems. Currently, our primary geographic markets are the United Kingdom, U.S., Turkey, Brazil, Spain, China and Israel,. We also sell in Italy, Russia, Greece, India, Taiwan, South East Asia, Finland, South Africa, Canada and certain countries in East Europe.

Acquire complementary businesses and technologies. We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to expand our marketing and distribution capabilities, enhance the features and functionality of our electronic payment systems, facilitate the creation of solutions in the most timely fashion and increase our penetration in targeted markets. We acquired the business of Dione in October 2004 as part of this strategy.

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

Increase our recurring revenues. We expect the percentage of our total revenues that is generated from recurring sources to increase because many of our newer services are billed on a contractual basis. For example, we offer our POS terminals to some customers on a rental basis in Israel and Finland and bill these customers monthly for this service. Additionally, we provide after-sale support and extended warranties under long-term contracts. We believe there is strong potential to increase our revenues from these services due to our expanding installed base world-wide. We expect to generate revenues from our prepaid systems from each transaction for the sale of prepaid cellular airtime and other prepaid services at the point-of-sale. In 2005, we expect to begin generating revenue from transactions that take place at the ATMs to be located in selected retail locations in Israel.

Penetrate new market segments. We have expanded our targeted market segments to include markets that are not typically associated with payment systems and that can utilize our terminals and our specialized applications. We believe that our broad, integrated suite of products, our modular and customizable architecture, our value-added applications and the low total cost of ownership of our products make us particularly well suited to meet the increasing demands in these market segments. For example, we provide health care providers with customized systems to automate eligibility verification and claims submission processes. We also provide state lotteries with customized terminals that allow the end-users to automate lottery processing, including number selections, payment and generation of winning vouchers. In addition, we offer customized loyalty card programs that our customers can use to promote loyalty and repeat sales by their customers. Through the combination of an ATM based prepaid system with wireless POS terminals, we are offering in Europe the ability to provide a cashless sports stadium. The demand for POS systems is increasing in these market segments and we expect them to be an important source of our future growth.

Extend our technological leadership. We have established ourselves as a technology leader in the electronic payment industry by developing innovative POS payment terminals and related products. For example, we believe that we were the first in our industry to offer technologies such as 32-bit processors, which are significantly faster than the traditional 8-bit or 16-bit processors that are used in most of the installed base of terminals, and flash memory, which improves the accuracy and dependability of our terminals. Our current ASIC processor used as the basis for our hardware design is based on ARM7 TDMI technology and our new ASIC processor, currently under design, will be based on ARM9 technology, which allows for a higher level of circuit integration and serves to simplify and reduce the cost of design while providing elevated performance and additional capabilities. Our research and development activities are driven by present and anticipated market needs and opportunities, which we determine based on discussions with our customers. For example, we began to offer retail ATMs, automatic scrip machines, wireless POS terminals and smart card products in response to specific market needs. We intend to use our technological expertise to continually upgrade our existing products and introduce new products to maintain and enhance our competitive position.

Products

We design, manufacture and sell a broad suite of electronic payment systems. Our principal products are landline and wireless POS terminals along with related PIN pads. We also offer self-service systems and electronic cash registers that incorporate technology similar to that used in our POS terminals. We generally market our products under our NURIT brand name, as well as under the Xplorer, Xpress and Xchecquer brand names of our Dione subsidiary. We recently introduced the Lipman ATM Switch System, which complements the Lipman ATM Management System in building a complete ATM network, and have added Dione's integrated PIN and smart card, known as Chip&Pin, solutions and unattended payment terminal, or UPT, products. Our proprietary operating systems are included in all of our programmable devices.

Point-of-Sale Terminals.    We offer compact, low-cost landline and wireless POS terminals that accept all types of magnetic and smart cards and support credit, debit, check, electronic benefits transfer, gift cards and other electronically submitted transactions. Our terminals contain built-in receipt printers, ergonomic keyboards and easy-to-read liquid crystal displays. Our POS terminals are designed to occupy minimal counter space and some are wall or swivel-base mountable or hand-held for portable use. Our POS terminals are easily integrated with a variety of optional external devices such as PIN pads, check imagers and barcode readers. Our POS terminals have a user interface that can be adapted to the local language in the markets we serve, with customized applications for specific industry use.

Our landline POS terminals are low cost, compact systems that complete transactions with rapid on-line authorizations in permanent locations such as supermarkets, retail stores and restaurants. We offer our users the ability to customize features, including terminal color, company logo, language fonts and keyboard functionality.

Our wireless POS terminals provide quick and efficient online transaction authorization for outdoor locations and mobile retailers. Our wireless solutions use cellular, Wi-Fi and Bluetooth technologies. We believe that our wireless POS terminals are more efficient and, in many markets, less expensive to operate than landline POS terminals. We have also introduced countertop wireless terminals. As the cost of communication through wireless systems decreases, we expect to further capitalize on our ability to provide cost-efficient wireless POS terminals.

Personal Identification Number Pads.    Our PIN pads enable a cardholder to enter a code that identifies that individual as the owner of a credit, debit or smart card that is being presented to pay for a transaction. Our PIN pads ensure protection of sensitive card number information by encrypting transactions. Our PIN pads support all major payment types and cards, including smart cards, as well as a wide range of applications, and are often built into our POS terminals. Our PIN pads are designed to be user friendly with easy-to-use keypads, displays and instructional prompts, and have been approved by Visa International and MasterCard International for secure PIN entry. They are compatible with our POS terminals and electronic cash registers, as well as many third-party POS systems.

Electronic Cash Registers.    Our electronic cash registers function both as traditional cash registers, collecting and accounting for payments and providing printed receipts, and as POS terminals that transmit information for transaction authorization. Our electronic cash registers are designed for small and mid-sized retailers and consist of a completely integrated POS terminal that supports a variety of communication and electronic transaction capabilities. They also provide support for inventory control and other management functions. Our electronic cash registers accept all means of payment and are capable of operating on a standalone basis or integrated with our own Store Manager service or third party enterprise management systems, such as SAP Business One, to provide a more complete solution.

Self-Service and Unattended Payment Systems.    We have applied our technology and experience in developing POS terminals to develop a line of self-service systems. We offer full-size, free standing, countertop and wall-mounted self-service kiosks. Our free standing self-service systems include ATMs and scrip machines. Our ATMs incorporate the same technology used in our POS terminals to rapidly process a customer's request to receive cash, access banking information, make cash or credit card payments or purchase prepaid services. Our ATM kiosks are designed for non-bank or financial institution deployments and are targeted at high traffic retail locations and offices. We believe that our ATMs are more cost-efficient and easier to install and maintain than retail PC-based ATMs because our ATMs are based on the same technology as our POS terminals. Our scrip machines are counter-top and wall-mounted kiosks that dispense printed coupons or tickets that can be used to purchase goods or services, but do not dispense cash. These scrip machines can be used at venues such as theaters, fast food restaurants, malls and airports.

Our self-service systems can support multiple value-added applications, including dispensing phone cards, gift cards and stored-value cards and initiating cash transfers. Our self-service systems accept cash, credit cards and debit cards to pay for these services, as well as smart cards for prepaid services. Our self-service kiosks satisfy both the customer demand for greater convenience and the need of the site owner to enhance revenue and promote brand equity. These kiosks also enable us to generate recurring revenue from sales of the products dispensed by the self-service system.

Dione's Unattended Payment Terminal, or UPT, uses Dione's core, secure module and houses it in a number of casings, approved and appropriate for operation in both indoor and outside locations. The UPTs have begun to be sold directly to major retailers for integration in customer operated payment systems, such as self checkouts, user operated sales kiosks and pay-at-the-pump operations in fuel dispensing. The same devices are also provided to a number of distributors who work with manufacturers and operators of vending and gaming equipment to enable secure payment.

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

Lipman ATM Switch.    Our ATM transaction switch seamlessly integrates into our web-based ATM Management System to provide authentication of the ATM that originates the transaction, PIN-code translation, and rule-based routing to terminating acquirer banks. The combined ATM Management System and ATM Switch provide a full backend suite allowing management and integration of our ATMs to core bank hosts.

We have formed a joint venture with an Israeli bank and a credit card company to operate our ATMs in Israel, including transaction switching. Initial installations are expected during 2005.

Dione's Xpress solution for Multi-Lane Retail Stores.    The Xpress magnetic stripe and smart card reader services the high throughput multi-lane retail markets in their search for a chip and PIN solution. Xpress enables the magnetic stripe and chip to be read in a single movement. This delivers real operating benefits at the point of sale, such as improved checkout times, reduced operator training and minimal effort for the customer.

NURIT Control Center (terminal management system).    Our NURIT Control Center is a proprietary management system that operates on our or our customer's network and enables direct and remote downloading, software maintenance and customer support for the end-users of our products. Our NURIT Control Center allows us to provide support to our customers and allows either us or our customers to provide support to their end-users. Remote downloading is a critical tool that allows our customers to update their installed POS terminals remotely in a quick and efficient manner, thereby eliminating the need to replace their terminals or send technicians to each terminal site to manually update the terminals. We train the help desk personnel of our customers to use our NURIT Control Center so that they can respond to most inquiries they receive from their end-users.. The help desk personnel of our customers, as well as our help desk personnel, can utilize our NURIT Control Center to remotely enter an end-user's terminal through a modem connection to diagnose, repair and download updates in real time. Dione offers a similar Control Center for its suite of products.

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

We commenced commercial sales of our Prepaid System in Israel in late 2003 and have an installed base of approximately 1,200 units as of December 31, 2004. In late 2004, we began a pilot project for our Prepaid System in Greece.

Customers and End-Users

Our customers are distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. Distributors, independent sales organizations, value-added resellers and payment processors generally resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, multi-lane retailers, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Banks and financial institutions generally provide our terminals to their end-users. In Israel and certain other countries, we also sell or rent directly to a limited number of end-users. Through December 31, 2004, we had shipped more than 2,130,000 NURIT terminals to locations in 16 countries.

In 2004, we derived 26.8% of revenues from our four largest customers and 52.0% of our revenues from our ten largest customers. In 2003, we derived approximately 38.7% of our revenues from our four largest customers and 62.0% of our revenues from our ten largest customers. Sales to TASQ Technology, a distributor of our products in the U.S., represented 5.1% of our revenues in 2004 and 15.5% of our revenues in 2003. We expect to continue to rely on a limited number of customers for a significant percentage of our revenues.

Customer and End-User Service and Support

We are committed to providing high quality, reliable products, and superior service and support for our products. Customer and end-user service and support are an integral part of our business activities. We have assembled a technical support team with localized expertise in Israel, the U.S., Turkey, the U.K., Finland, Spain, China and Russia. Our offices and our customers in these countries utilize our Terminal Control Center or local products with similar capability. In most locations, we use MyNurit.com and Emulator as well as our modular application software to provide customized POS systems for customers or end-users.

MyNurit.com is a web-based tool we make available to our resellers and distributors to streamline and automate their terminal sales and support processes, including contact management, ordering, payment, troubleshooting, downloading terminal software and interactive training. MyNurit.com also provides our resellers with access to our database containing numerous articles related to our industry and allows our resellers to earn and redeem points under our value incentive program, or VIP, reward program. Emulator is our seamless application development environment that combines a software development tool kit with testing and help desk personnel training programming modules. It enables our customers and third-party application developers to rapidly design, write, test and deploy new terminal applications in a graphical user interface environment.

We provide a wide range of support services that increase our profitability and meet the needs of our customers. Our value-added services include help desk services for end-users in the U.S., Finland and Israel, terminal download services to download merchant specific parameters in the U.S. and Israel, PIN pad encryption services and applications in the U.S., customized deployment and packaging services in the U.S. and Israel and web-based training, in the U.S. and other countries. We offer our NURIT Control Center and Emulator in all countries.

We typically offer a limited one-year warranty, although we also offer warranties that range from one to five years. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship. We also sell extended three to five year warranties for our products in the U.S., Israel, the United Kingdom, Finland and Turkey.

Sales and Marketing

Our sales and marketing department is responsible for product management, technical services, application development, account management, sales administration and marketing communication. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and product enhancements. Our product management group also manages our international certification processes and has the overall responsibility for the implementation of security features across our product range. Our technical services team provides support for application development by our subsidiaries and distributors, facilitating interchange of knowledge and solutions within Lipman.

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

Our account management group, which is primarily located in Israel and the U.K., works closely with our distributors and value-added resellers to provide them with sales tools, technical training and on-going logistical support that facilitate their sales and support efforts. Our sales administration group supports our sales offices and our customers with all areas of their sales activities. Our corporate marketing communication group is responsible for our marketing programs, including corporate and product branding, trade shows, press releases, press interviews, speaker engagements, training and technology seminars, print advertising, sales and marketing material and white papers, articles and newsletters. In addition, as we are dependent on the active marketing and sales efforts of our distributors and resellers, we offer a VIP reward program in the U.S. that is designed to promote repeat purchases of our products by our U.S. distributors and resellers. This program enables them to earn points based on the number and type of products they purchase. The points are redeemable for prizes, cash rebates or discounts on future purchases of additional POS terminals. We believe that our VIP reward program was the first loyalty program in the POS terminal industry and is indicative of our innovative sales and marketing efforts.

As of December 31, 2004, we had 194 sales and marketing employees, representing 26% of our total workforce. Our sales and marketing employees were located as follows: 62 in Israel, 33 in the U.S., 52 in Turkey, 18 in the U.K., 12 in Finland, 6 in China, 2 in Spain, 4 in Latin America, 2 in Canada, 2 in Italy and 1 in Argentina. We also use independent sales representatives in some countries.

Manufacturing

We have two manufacturing facilities located in the same industrial park in Rosh Haayin, Israel, one for printed circuit board assembly operations, and the other for final assembly, testing and packaging of our products. In our production facilities, we use sophisticated surface mount technology assembly lines, extensive testing equipment and quality control procedures for components, subassemblies and final products. We use subcontractors in Israel for assembly of printed circuit boards, or PCBs, and peripherals to handle peak demands and thereby optimize the use of our own manufacturing facilities. Our materials, planning, purchasing and logistical processes are coordinated through our enterprise resource planning system that is an integrated software system we use to manage our resources.

We have a manufacturing agreement with Sanmina-SCI Integration do Brasil Ltda., a Brazilian company, under which Sanmina procures components, parts and raw materials, and stores Lipman-supplied or consigned components and/or finished products. Sanmina manufactures, assembles, tests, inspects, configures and ships NURIT products designated for the Brazilian market. Manufacturing at this site commenced in August 2004. This manufacturing operation is entitled to tax benefits under Brazilian law that lowers the cost of NURIT products sold in Brazil. Core sub-assembly manufacturing for these products is still performed at our Israeli facility.

To minimize costs in countries where import tax is as high as 40%, we have begun manufacturing in Brazil and are investigating local manufacturing in Turkey, China and other markets.

We typically build our Lipman products to order using our high level of manufacturing flexibility and thereby minimize our work-in-process. We customize our Lipman products based on customer specifications and test 100% of our finished products using automated testing processes. We maintain organization-wide quality assurance procedures, coordinating the quality control activities of our research and development and manufacturing departments. Our primary manufacturing facilities in Israel are ISO 9001 2000 certified, which is an international set of quality assurance standards for companies involved in the design, development, manufacturing, installation and servicing of products or services.

We update our forecasts on a weekly and monthly basis and review daily materials requirement planning to optimize our inventory and raw materials supply. We procure all components and raw materials used in our products centrally based on our forecasts to obtain favorable prices. We maintain strong relationships with our suppliers to ensure that we receive an adequate supply of components and raw materials at favorable prices and to access their latest technologies and product specifications. In addition, we use advanced logistic systems and supply management tools to increase the efficiency of our operations.

Although we generally use standard parts and components in our products, we depend on a single manufacturer, Philips Semiconductors, to manufacture our ASICs. We have a supply agreement with Philips Semiconductors through the end of 2006. To date, we have been able to obtain adequate supplies of all components in a timely manner from existing sources or, when necessary, from alternative sources.

In addition, we have a supply agreement for the purchase of all of our thermal printer modules from Seiko Instruments Inc. until the end of 2005, if Seiko can deliver the required quantities. Purchases from Seiko under this agreement accounted for 15.0% of our total purchases of raw materials in 2004. From time to time we pay our suppliers in advance to assure a supply of components at a fixed price. As of December 31, 2004, we had advanced $342,000 to our suppliers. As of December 31 2004, we had 196 employees in our manufacturing division.

Dione's products are currently manufactured on a full turn-key basis by Wincor-Nixdorf Pte. Ltd, Singapore. Under a manufacturing and supply agreement, Wincor procures components, parts and raw materials and manufactures all products for Dione based an agreed product schedule for each product type. Wincor supplies the products to Dione based on a delivery schedule included in a purchase order placed by Dione from time to time. The purchase order specifies the prices set by Dione and Wincor. However, the prices are subject to change based on monthly price reviews of critical components. Dione provides Wincor with the tooling to use for the manufacture of the products for Dione and Wincor has agreed not to manufacture and supply the same products to a third party without the prior written consent of Dione. After an initial period of one year, this agreement is automatically renewable for successive one year periods subject to an annual review and update unless terminated by Dione or Wincor by giving to the other at least three months' written notice. We plan to begin manufacturing certain Dione products at our Israeli manufacturing facilities during 2005.

Competition

Competition in our industry is intense, and we expect it to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic payment systems include Ingenico, VeriFone and Hypercom. We also compete with Axalto, a division of SchlumbergerSema and Thales e-transactions. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do.

The principal factors on which we compete are security, cost of ownership and price, value-added services provided, performance, ease-of-use, flexibility, customer support and scalability. We believe that our products compete favorably based on these factors and that our implementation period is shorter than that of our competitors, providing us with a competitive advantage.

Industry Standards and Government Regulations

Our products must comply with industry and government standards with respect to, among other things, anti-fraud protection, processing protocols and technological matters. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, increasing needs for system compatibility and developments in technology such as transactions and communication over the Internet.

The major credit card associations have introduced security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo, a smart card standards organization, and prescribed specifications that all new and existing terminals must meet in order to be certified for use in their respective systems. Other payment associations have also adopted the EMVCo specifications. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. We have updated our systems to comply with EMVCo specifications and received EMVCo certification for most of our systems.

Visa International also introduced physical security requirements that apply to all PIN entry devices, or PEDs, that are used at the point-of-sale. These requirements, known as Visa PED, mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa. According to Visa's current regulations, all PEDs purchased by its payment processors after January 1, 2004 must have such approval. MasterCard International also accepts the validity of Visa PED approvals for PIN acceptance devices deployed by their members.

Visa International and MasterCard International have worked together to align their PIN entry device security requirements and to meet new fraud threats. In late 2004, they published new requirements, known as Payment Card Industry PED, or PCI PED. New device approvals are to be based on these new requirements. Devices approved under the Visa PED requirements will be accepted by Visa and MasterCard for sale to and deployment by their members for the three year lifetime of the approvals. Currently, there is no requirement to replace Visa PED-approved devices with PCI PED-approved devices. Visa and MasterCard have indicated that they will continue to permit the sale and deployment of PEDs with Visa PED approval for the full three-year life of these approvals. We intend to comply with the PCI PED standard when it becomes applicable.

In 2003, we were one of the first companies in the industry to have one of their systems pass Visa International's security tests and to receive Visa PED approval. All of our recently introduced products intended for PIN entry, including landline and wireless terminals and PIN pads, have received Visa PED security approval.

Both Visa and MasterCard are in the process of migrating to next generation encryption algorithms, known as Triple DES. In order to be ready to support these new security measures on their network, Visa and MasterCard also require that all PEDs be capable of complying with these new security measures. All of our terminals, PIN Pads and self-service systems support Triple DES encryption.

There are also other certifications required by card processors, which are essential for deploying our terminals in the U.S. and other markets. These certifications assure purchasers that the terminals adhere to the processors' functional and network requirements.

Our products also must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation and connections with telephone lines and radio networks. Our NURIT terminals have been certified as complying with a large number of national requirements, including Federal Communications Commission and Underwriters Laboratory in the U.S. and similar local requirements elsewhere. In addition to national requirements for telecommunications devices, many cellular network operators have their own certification process for devices to be used on their networks. Our wireless terminals are presented for certification to operators as the need arises.

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

Intellectual Property and Proprietary Rights

We have developed a significant amount of proprietary technology, including intellectual property relating to our operating systems, our NURIT Control Center, our hardware design, our integrated development environment, our configuration software and our communication tools. We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. We have two U.S. patents, one application pending in the US and three applications pending in the U.K., two applications pending in Europe, an application pending in China, two applications pending in Israel and one application pending in Hong Kong and two Patent Cooperation Treaty, or PCT, applications covering our POS terminals. In addition, we have patent applications pending in the U.S., Europe and Israel covering our management system, and one PCT application covering cash management.

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

Many participants in the POS industry have an increasing number of patents and patent applications. Third parties may, from time to time, assert infringement claims in the future alleging infringement by our current or future products. It is possible that these claims may require us to enter into license arrangements or may result in protracted and costly litigation, regardless of the merits of these claims

We have trademarks in the U.S. and Israel covering NURIT and a variety of other marks. This Annual Report contains references to a number of trademarks which are our registered trademarks or trademarks for which we have pending applications or common law rights, including our logo and NURIT (Registered Trademark). EMV (Trade Mark) is a trademark owned by EMVCo. Other trademarks, service marks and trade names referred to in this Annual Report are the property of their respective owners.

Legal Proceedings

Other than set forth below, we are not a party to any material legal proceedings.

Verve.    In August, 2004, Verve LLC, a Texas limited liability company and purported assignee of certain patents ("Verve"), filed a complaint with the U.S. International Trade Commission (the "ITC") under Section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. § 1337, against Lipman Electronic Engineering Ltd. and our subsidiary, Lipman USA, Inc. The complaint alleged that Lipman and other companies in the POS industry named as respondents infringed a patent owned by Verve and violated Section 337 by importing and selling in the United States certain point of sale terminals. The ITC instituted an investigation based the complaint. The relief sought by Verve was an order from the ITC excluding Lipman and the other respondents' products which are alleged to infringe Verve's patent from entry into the United States and an order requiring the respondents to cease and desist from selling infringing point of sale terminals in the U.S. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action.

In August , 2004, Verve filed a complaint in the United States District Court for the Northern District of California against Lipman USA, Inc. and other parties, again alleging infringement of its patent. The complaint sought an injunction to prevent sale of the allegedly infringing products and unspecified monetary damages. On September 30, 2004, Lipman USA, Inc. filed a motion to stay the California District Court proceeding because Verve has alleged that Lipman infringes the patent in both the ITC proceeding and the civil action and these proceedings involve the same patent issues. The California District Court civil action has been stayed, pending the conclusion of the ITC proceeding.

We believe that the claims asserted by Verve are without merit and we are vigorously defending these actions.

In September, 2003, Verve filed a complaint in the Eastern District of Michigan against Lipman USA, Inc. and eight other defendants alleging infringement of another patent owned by Verve. The complaint sought an injunction to prevent further sales of point of sale terminals covered by this patent and unspecified monetary damages. A summons and complaint have not been served on Lipman in this action. However, the complaint was served on other defendants and remains active as to some of them.

Techlink.    In late 2003, we had a dispute with Techlink, a distributor of our products in Brazil. The distributor failed to pay us approximately $1.5 million. We brought an arbitration proceeding in Brazil for the unpaid amounts and the former distributor asserted counterclaims against us in the proceeding. In October 2004, the arbitration panel dismissed the counterclaims asserted by the distributor and awarded us minor monetary compensation. We have been unable to collect any of this award and may be unable to do so in the future. The results of this arbitration and the failure to collect the award will not adversely affect our results of operations.

C.    ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

Lipman U.S.A., Inc., Lipman Elektronik ve Danismanlik Ltd., Dione Ltd., Lipman do Brazil Ltda are our significant subsidiaries that we wholly own. Lipman U.S.A., Inc. is a New York corporation, Lipman Elektronik ve Danismanlik Ltd. is a company organized under the laws of Turkey, Dione Ltd. is incorporated in the U.K., and Lipman do Brazil Ltda is incorporated under the laws of Brazil.

D.    PROPERTY, PLANTS AND EQUIPMENT

We own our 56,600 square foot office and production facility located in Rosh Haayin, Israel. We first occupied the majority of this space in 1998 and purchased an additional 12,900 square feet of office space in November 2004, for a purchase price of $1.2 million that was paid in 2004. The facility is located on a plot that we have leased from the Israeli Lands Authority for a period of 49 years, ending in 2041. Across the street from our owned office and production facility, we lease a 27,000 square feet production facility, service center and warehouse. In January 2005, we increased the space leased by us by an additional 28,000 square feet to support our growing manufacturing and component storage space requirements. At the same time we extended the lease period through 2014, although we have the right to terminate this lease every 18 months beginning at the end of 2007.

We lease 27,900 square feet of office space in Syosset, New York. The term of the lease is through March 2009. We lease 20,000 square feet of office and light industrial space in Stokenchurch, England, the term of which runs through 2013. We also have sales and support offices and representative offices in Miami, Beijing, Moscow, Istanbul, Madrid, Buenos Aires, Helsinki and Milan.

We also lease a 21,500 square feet in a building in the Aegean free zone, an industrial park located in Izmir, Turkey. This building is designated to house our secondary assembly plant, the feasibility of which is currently being investigated by us. The total amount of our investment for infrastructure and leasehold improvements in this building is expected to be approximately $400,000. As of December 31, 2004, approximately $65,000 of this amount has been expended. We believe that our current facilities are adequate for our operations as currently conducted. If additional facilities are required, we believe that we could obtain additional facilities at commercially reasonable prices.

We are planning to begin a company-wide, multi-phase implementation of an Oracle application ERP, or Enterprise Resource Management. The implementation is expected to occur over a period of three years.

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

Overview

We are a leading worldwide provider of electronic payment systems and solutions. Our products include landline and wireless POS terminals, PIN pads, electronic cash registers, self-service systems that include ATMs and related applications.

Our revenues consist primarily of sales of our electronic payment systems, and, to a lesser extent, rentals of our electronic payment systems and maintenance and support services. Sales of our electronic payment systems accounted for 92.2% of our revenues in 2004, 93.9% of our revenues in 2003 and 90.0% of our revenues in 2002.

We currently generate recurring revenue from rentals of our POS terminals in Israel, Finland and the U.S. for which we bill our customers monthly and by providing after-sale support services. We have recently developed and launched additional applications that are expected to generate recurring revenues in the future. We expect to generate revenues from our prepaid systems from each transaction at the point of sale for the sale of prepaid cellular airtime and other prepaid services. We intend to increase revenues generated from on-going service contracts in 2005. We expect that recurring revenues will represent an increasing percentage of our revenues over the next several years. Over the past three years, our strategy has been to expand on a targeted basis the geographical areas that we serve.

On October 3, 2004, we completed the purchase of 100% of the share capital of Dione Ltd. from its shareholders. We paid $69 million in cash for all of the outstanding shares of Dione and incurred acquisition costs of approximately $1.1 million in connection with this transaction. In addition, we are required to pay an additional purchase price of up to $33.4 million in cash, contingent upon Dione meeting certain financial targets in 2005 and 2006. If financial targets are met in 2006, we will also issue up to a maximum of 442,105 of our ordinary shares to the former shareholders of Dione. The acquisition was accounted for as a purchase and, accordingly, the purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. Dione's results of operations are included in our consolidated statement of operations from the date of acquisition. The inclusion of Dione into our consolidated results reduced our gross profit percentage in 2004 and is expected to do so in 2005 because the gross margin on Dione's products are considerably lower than Lipman's products. This is caused primarily by the use by Dione of third party manufacturers while Lipman products are manufactured primarily at our own facilities. In addition, due to the acquisition, amortization expenses will increase by approximately $3 million a year for the next seven years to reflect the cost of Dione's intangible assets.

The following table indicates our revenues by geographical region during 2002, 2003 and 2004 (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2002		2003		2004
U.S.	$45,866	53.6%	$50,560	43.0%	$46,243	25.6%
Turkey	19,608	22.9	24,934	21.2	46,224	25.6
Latin America	1,944	2.3	10,109	8.6	22,470	12.5
U.K.	—	—	—	—	19,568	10.8
Rest of Europe	6,219	7.3	18,307	15.5	19,515	10.8
China	1,200	1.4	5,090	4.3	13,488	7.5
Israel	7,698	9.0	7,974	6.8	10,710	5.9
Other	2,999	3.5	693	0.6	2,335	1.3
Total	$85,534	100.0%	$117,667	100.0%	$180,553	100.0%

The reduction in the percentage of our revenues from sales in the U.S. was due mainly to the lower dollar sales in the U.S. in 2004 compared to 2003, which reflects weaker penetration in the independent sales operator channel of distribution, and a significant increase in sales from other countries such as Turkey, the U.K. and China. The increase in sales in Turkey and China reflects increased deployment of electronic point of sales terminals in these countries. Sales in the U.K. are made mainly by our Dione subsidiary. The percentage of our revenues generated in the U.K. is expected to increase significantly in 2005 as the results of Dione will be consolidated for the full year as compared to only three months in 2004.

Cost of revenues consists primarily of raw material costs, salaries and related personnel expenses for employees engaged in the assembly of our products, overhead charges relating to the manufacture of our products and maintenance and support services relating to our products. Pricing pressures on our products increased during 2004 and are expected to continue to be a significant competitive factor impacting our results for the foreseeable future.

Our gross profit percentage has decreased in each of the past two years. Our gross profit percentage from the sale of our products in Turkey was lower during 2004 because of increased competition and competitive pricing pressures in that market. Our increasing sales in Latin America also had a negative impact on our gross profit percentage because import taxes imposed on sales of products manufactured outside of Latin America and competitive pricing pressures caused our gross profit percentage on sales in Latin America to be lower than in other markets. In addition, our gross margins in the U.S. were lower in 2004 as a result of competitive pricing. During the fourth quarter of 2004, we recorded a charge of $1.3 million to cost of revenues that negatively affected our gross profit to reflect the purchase price allocation of Dione's inventory. In addition, the gross profit percentage from the sale of Dione's products is lower than the gross profit percentage from the sale of our other products, mainly due to Dione's manufacturing and marketing strategy, utilizing third parties to manufacture and distribute Dione's products. This lower margin is expected to continue until we are able to transfer the manufacturing of Dione's products to our own manufacturing facilities. We also expect our gross profit percentage to be lower in 2005 than in 2004.

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

Selling and marketing expenses consist primarily of salaries, commissions and related personnel, depreciation and rent expenses for our sales personnel, expenses related to foreign representative offices, costs of marketing and related trade shows, exhibitions and promotional expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, investor and public relations, depreciation and professional fees. As we expand our operations, we expect our selling and marketing and general and administrative expenses to increase in absolute dollar amounts.

Stock-based compensation consists of non-cash charges based on the fair value of options granted by us. We expense options as they vest based on the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period. We granted 240,000 options in 2003 to our chairman of the board. One half of these options vested on December 31, 2003 and the remainder vested upon completion of our public offering in January 2004. This resulted in a stock-based compensation charge of $1.1 million in 2004. In addition, we granted options to purchase 914,000 ordinary shares with an exercise price equal to $20.80 per share and options to purchase 53,800 ordinary shares with an exercise price equal to $11.00 per share in February 2004, options to purchase 30,000 ordinary shares with an exercise price equal to $20.80 per share in July 2004, options to purchase 412,050 ordinary shares with an exercise price equal to $26.85 per share in November 2004 and options to purchase 140,000 ordinary shares with an exercise price equal to $28.43 per share in December 2004. We expect that our total stock-based compensation charges relating to options outstanding as of December 31, 2004 will be $5.2 million for 2005.

Goodwill and intangible assets with an indefinite life are not amortized and are subject to periodic impairment tests. As the result of the acquisition of Dione, we will incur an annual amortization expense of approximately $3 million over the next seven years.

Financial income, net consists of interest received on deposits or short-term investments, offset by interest expense on borrowings, and incorporates adjustments due to exchange rate variances.

Israeli companies were subject to tax at the rate of 35% of taxable income in 2004. However, we have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959. Our status as an Approved Enterprise provided us with a tax rate of approximately 23% in 2004 and provides us with a theoretical reduced tax rate of approximately up to 25% from 2005 to 2008. Our tax rate after 2004 might be less than 25% depending upon future capital investments and Approved Enterprise certifications as well as the rate of growth of our revenues. Other items included in our financial statements, such as stock-based compensation or financial income, can affect our effective tax rate because they either may not be deductible or may not be considered income for tax purposes in Israel.

Critical Accounting Estimates

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

Revenue Recognition and Accounts Receivable

Most of our revenues relate to product shipments, which are recognized upon shipment of product pursuant to Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" (SAB 104). SAB 104 requires that five basic criteria must be met before revenue can be recognized:

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

We compute an allowance based upon a review of specific customer accounts. We also maintain a general allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Our assessment of the ability of our customers to pay generally includes direct contact with the customer, investigation into their financial status, as well as consideration of their payment history with us. If the financial condition of a customer were to deteriorate, resulting in an impairment of its ability to make payments, additional allowances may be required. If we determine, based on our assessment, that it is more likely than not that a customer will be unable to pay, we will write off the account receivable.

Stock-based Compensation

We have decided voluntarily to account for employee stock options in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." SFAS No. 123 defines a fair value based method of accounting for employee stock option compensation. We concluded that stock options are a form of employee compensation expense, and therefore believe that it is appropriate that these costs be recorded in our financial results to more clearly reflect economic reality.

We use the Black-Scholes option-pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management's best estimates, but the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including, inter alia, the expected stock price volatility. Because our employee stock option plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of our options. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

We recorded stock-based compensation of $1,099,000 in 2004 and $1,913,000 in 2003 in connection with options granted to our chairman of the board of directors. These options were accounted for as a variable plan under the fair value method under SFAS No. 123, in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Accounting, or in Conjunction with Selling, Goods or Services," and Emerging Issues Task Force No. 00-18, "Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other than Employees."

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

Goodwill and Intangible Assets

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

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Although our cash flow forecasts are based on assumptions that are consistent with our plans and estimates we are using to manage the underlying businesses, there is significant exercise of judgment involved in determining the cash flows attributable to a reporting unit over its estimated remaining useful life. In addition, we make certain judgments about allocating shared assets to the estimated balance sheets of our reporting units. We also consider our and our competitor's market capitalization on the date we perform the analysis. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

We completed the transitional impairment review of goodwill and intangible assets with an indefinite life as required by SFAS No. 142 and determined that there was no indication of impairment with respect to goodwill and intangible assets with an indefinite life as of January 1, 2002. We selected December 31st as the date on which we will perform our annual goodwill and intangible assets with an indefinite life impairment tests. As of December 31, 2004, no impairment was required.

We allocated the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Such valuations require management to make significant estimations and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows from customer relations, acquired developed technologies and trade names. In addition, other factors considered are the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined company's product portfolio. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.

If we do not appropriately allocate these components or we incorrectly estimate the useful lives of these components, our computation of depreciation and amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect our net income.

Income taxes

We record income taxes using the asset and liability approach. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse.

We operate within multiple taxing jurisdictions and are subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than the amounts which are reflected in our historical income tax provisions. Such differences could have a material effect on our income tax provision and net income in the period in which such outcome occurs.

We are in a process of tax assessments with the Israeli Tax Authorities, or ITA, with respect to the years ended December 31, 2001 and 2002. The allocation of the income between the "Approved Enterprise" and other sources that were subject to corporate tax rate of 36% in those years has not yet been agreed. We recorded a tax provision which in the opinion of our management represents the probable payment to ITA.

Results of Operations

The following table shows selected items from our consolidated statements of income as a percentage of our total revenues:

	YEAR ENDED DECEMBER 31,
	2002	2003	2004
Revenues	100.00%	100.00%	100.00%
Cost of revenues	43.3	49.6	55.0
Gross profit	56.7	50.4	45.0
Operating expenses:
Research and development	4.7	4.0	4.3
Selling and marketing	14.6	13.9	11.4
General and administrative	6.4	5.2	5.9
Stock-based compensation	3.2	2.2	2.7
Amortization of goodwill and other intangible assets	0.2	0.2	0.4
Total operating expenses	29.1	25.5	24.7
Operating income	27.6	24.9	20.4
Financial income, net	0.2	3.1	1.7
Other income (expenses),net	(0.5)	0.2	0
Income before taxes on income	27.2	28.2	22.1
Taxes on income (benefit)	1.6	3.2	5.1
Net income	25.6%	25.0%	17.0%

Years Ended December 31, 2003 and 2004

Revenues.    Revenues increased 53.4% to $180.6 million in 2004 from $117.7 million in 2003. We recognized approximately $19.7 million of revenues from the business of Dione following its acquisition in October, 2004. Revenues in 2004 also increased by $21.3 million in Turkey, $12.4 million in Brazil and $8.4 million in China. The increase in sales in Turkey and China reflects increased deployment of electronic point of sales terminals in those countries. The increase of sales in Brazil is a result of our continuing market penetration in Brazil. These revenue increases were primarily due to an increase of approximately 22.9% in unit volume, exclusive of sales made by our Dione subsidiary.

Cost of revenues.    Cost of revenues increased 69.6% to $99.0 million in 2004 from $58.4 million in 2003. Gross profit as a percentage of revenues decreased to 45.2% in 2004 from 50.4% in 2003. The decrease in gross profit as a percentage of revenues was attributable to pricing pressures on sales in the U.S. as a result of increased competition in that market, low gross margins on sales in Brazil because of competitive pricing and import taxes imposed on sales of products manufactured outside of Brazil and pricing pressures in Turkey. Following the acquisition of Dione, we recorded a charge of $1.3 million to the cost of revenues that negatively affected the Company's gross profit to reflect the purchase price allocation of Dione's inventory. In addition, the gross profit percentage on products sold by Dione is lower because it uses a third party manufacturer.

Research and development.    Research and development expenses increased 64.1% to $7.8 million in 2004 from $4.8 million in 2003. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department and the inclusion of approximately $1.5 million of these expenses incurred by Dione in the fourth quarter of 2004. In addition, we continued the expansion of the division we established in 2002 within research and development to develop new applications in connection with our strategy to increase recurring revenues. As a result, research and development expenses as a percentage of revenues were 4.3% in 2004 compared to 4.0% in 2003.

Selling and marketing.    Selling and marketing expenses increased 26.4% to $20.6 million in 2004 from $16.3 million in 2003. This increase was attributable primarily to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales, and the inclusion of approximately $1.0 million of these expenses incurred by Dione in the fourth quarter of 2004. Selling and marketing expenses as a percentage of revenues decreased to 11.4% in 2004 from 13.9% in 2003 as a result of the increase in our revenues.

General and administrative.    General and administrative expenses increased 72.4% to $10.6 million in 2004 from $6.1 million in 2003. This increase was attributable primarily to higher bonus provisions as a result of the increase in our net income, a severance payment in the amount of $600,000, legal fees in connection with the ITC proceeding brought against us by Verve and the inclusion of approximately $800,000 of general and administrative expenses of Dione in the fourth quarter of 2004. General and administrative expenses as a percentage of revenues increased to 5.5% in 2004 from 5.2% in 2003.

Stock-based compensation.    Stock-based compensation expenses increased 85.5% to $4.8 million in 2004 from $2.6 million in 2003. The increase is attributable to the accelerated method we use to calculate stock-based compensation. In 2004, we recognized stock-based compensation of $2.7 million in connection with options granted in 2004 and approximately $2.1 million in connection with options granted between 1999 and 2003. In 2003, stock-based compensation consisted primarily of the fair value of options granted to our chairman of the board of directors during that period.

Amortization of intangible assets.    Amortization of intangible assets was in $959,000 2004 and $206,000 in 2003. The increase is due to the amortization of intangible assets in connection with the purchase of Dione.

Financial income, net.    Financial income, net was $3.1 million in 2004 compared to $3.6 million in 2003. We had $1.2 million of interest income, net during 2004 due to higher average cash balances mainly due to the proceeds of our initial public offering in the U.S. in January 2004. The remainder of our financial income, net, resulted from currency gains.

Other income (expense), net.    We had other income, net of $62,000 in 2004 compared to other expense, net of $189,000 in 2003.

Taxes on income.    Taxes on income were $9.2 million in 2004, representing an effective tax rate of 23.0%, compared to $3.8 million in 2003, representing an effective tax rate of 11.3%. The higher tax rate in 2004 was the result of a larger portion of net income being attributed to approved enterprise programs that have higher tax rates, and the higher tax rate in the U.K. imposed on Dione.

Years Ended December 31, 2002 and 2003

Revenues.    Revenues increased 37.6% to $117.7 million in 2003 from $85.5 million in 2002. Revenues increased primarily as a result of our commencement of sales in Brazil, which resulted in $8.4 million of revenues in 2003, as well as increases in sales of $10.8 million in Spain, $4.7 million in the U.S., and $5.3 million in Turkey. These increases were primarily due to an increase of approximately 28.2% in unit volume and a contribution of approximately 7.3% due to a favorable product mix which is reflected in a higher average unit price.

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

Impact of Inflation, Devaluation and Fluctuation of Currencies on Results of Operations, Liabilities and Assets

A significant portion of our operations is conducted through operations in foreign countries. As a result we enter into transactions with customers and suppliers in local currencies. The fluctuations in foreign currency exchange rates in countries where we operate can adversely effect how this activity is reflected both in our consolidated balance sheet and consolidated income statements and in the financial statements of our subsidiaries.

Revenues from our international operations outside of Israel represented 94% of our revenues in 2004 and 93% of our revenues in 2003. In 2004, approximately 72% of our revenues was recorded in dollars, 6% in NIS, 10% in Euros and 12% in British pounds (primarily in the fourth quarter as a result of the acquisition of Dione). In 2003, approximately 81% of our revenues was recorded in dollars, 7% in NIS and 12% in Euros. We also have significant non-dollar liabilities in Israeli shekels and British pound.

The reporting currency of our consolidated financial statements is the U.S. dollar. The functional currency of our Israeli and most of our foreign entities is the dollar. The functional currency is determined specifically for each subsidiary based on a number of criteria. All business activity carried out in a currency which is different then the functional currency of that specific entity creates a currency exposure in the financial statements of that entity. We from time to time enter into forward currency exchange contracts or other means in order to hedge this foreign currency exposure. Such arrangements may not always be effective, sufficient or economical to offset the fluctuations in currency exchange rates.

Seasonality

Historically, our revenues and results of operations have been stronger in the second half of the year as a result of increased purchases of POS payment systems to satisfy increased retail demand during the holiday season. Furthermore, our customers' capital budgets typically end at the end of the year, which leads to higher spending at the end of the year. We expect that the percentage of our revenues generated in the second half of the year will increase as a result of our acquisition of Dione.

B.    LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations primarily through cash from operations. In the first quarter of 2004, we sold 2,376,400 shares in our initial public offering in the United States and received net proceeds of approximately $91.3 million in this offering. In October 2004, we used $69 million of our cash to purchase all of the outstanding shares of Dione and $1.1 million to pay transaction expenses incurred in connection with this acquisition. As of December 31, 2004, we had cash and cash equivalents of $117.4 million.

We incurred loans to finance our headquarters building in Israel, which also contains one of our manufacturing facilities. These loans were fully repaid during 2004.

Our operating activities provided cash of $18.7 million in 2002 primarily as a result of our net income of $21.9 million and non-cash expenses of $2.7 million related to stock-based compensation, offset in part by an increase in inventories of $8.3 million. Our operating activities provided cash of $22.7 million in 2003, primarily as a result of our net income of $29.4 million and an increase of $8.1 million in payroll and other accruals and $6.7 million in trade payables, offset by an increase of $14.1 million in trade receivables, and an increase of $8.6 million in inventories. Our operating activities provided cash of $39.2 million in 2004 primarily as a result of our net income of $30.7 million, non-cash expenses of $4.8 million related to stock-based compensation and $1.4 million related to depreciation and amortization and an increase of $2.3 million in trade payables and other liabilities and $2.9 million in deferred income offset in part by an increase of $3.5 million in trade receivables.

We used $1.9 million of cash in 2002 in investing activities, primarily for the acquisition of property, plant and equipment and investments in short-term marketable securities. We had $197,000 of cash provided by investing activities in 2003, primarily as a result of proceeds of $1.9 million from the sale of marketable securities, offset in part by $1.5 million used for the acquisition of property, plant and equipment. We used $69.1 million of cash in 2004 for investing activities, primarily for the acquisition of Dione.

In 2002, we used $4.1 million of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $658,000 received from the issuance of shares upon the exercise of stock options. In 2003, we used $960,000 of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $3.8 million received from the issuance of shares upon the exercise of stock options. In 2004, cash provided by financing activities was $89.5 million, primarily as a result of net proceeds in the amount of $91.3 million from our initial public offering in the U.S., off-set in part by a dividend distribution of $5.1 million.

We believe that our existing cash and cash equivalents, as well as cash generated from operations, will be sufficient to meet our anticipated requirements for operations and capital expenditures. Part of our strategy is to pursue acquisition opportunities and establish joint ventures. The completion of one or more acquisitions or the establishment of one or more joint ventures could affect our need for additional capital.

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

Research and development at Dione is operated in a similar manner and has been focused for the past 18 months on developing and certifying a core payment module around which a variety of terminal solutions may be developed. This core module is used in three Dione products and has reduced the lead time and cost of mandatory certification processes.

As of December 31, 2004, we had 178 research and development employees representing 24% of our total workforce, of whom 60 were located in Israel, 33 were located in the UK, 26 were located in China, 23 were located in the U.S., 22 were located in Turkey, 8 were located in Spain, 3 were located in Russia, 2 in Italy and 1 in Canada. In addition, we outsource research and development to independent software companies who employ approximately 6 people in other countries.

Our research and development objective is to develop high quality systems at low production costs while maintaining a competitive time-to-market. To achieve this, we develop modular software and hardware platforms. Our operating system uses an identical core on all devices to facilitate customization of operating system functionality to the specific hardware features of each product. Our modular hardware platforms, supported by our operating system, enables reuse of hardware building blocks for short development cycles. We provide full compatibility between all our NURIT products so that applications developed for a specific product model are designed to be compatible with all future models. Our research and development expenses were $4.0 million in 2002, $4.8 million in 2003 and $7.8 million in 2004.

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

Due to the competitive nature of our business and the large amount of resources that have to be invested in research and development and subsequent certification of the products, there has been an increase in the number of regional POS manufacturers being offered for sale. We believe that this will result in a consolidation in our industry.

E.    OFF-BALANCE SHEET ARRANGEMENTS

None.

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2004, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Operating leases	9,927	1,447	2,607	2,122	3,751
Total cash obligations	9,927	1,447	2,607	2,122	3,751

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. from its shareholders. In addition to the payment we made to the shareholders of Dione in 2004, we are required to pay an additional purchase price of up to $33.4 million in cash, contingent upon Dione meeting certain financial targets in 2005 and 2006. If financial targets are met in 2006, we will also issue up to a maximum of 442,105 of our ordinary shares to the former shareholders of Dione.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information for our directors and senior management at February 14, 2005.

NAME	AGE	POSITION
Jacob Perry	61	Chairman of the board of directors
Isaac Angel	48	President and chief executive officer
Mike Lilo	45	Executive vice president, finance and chief financial officer
Yitzhak Cohen	57	Senior vice president, research and development; chief technology officer
Roy Neuman	46	Executive vice president, operations; chief operating officer
Eliezer Yanay	44	Vice president, sales and marketing
Rolf Salomon	42	Vice president, systems, solutions and applications
Lydia Sperber	45	Vice president, human resources
Yoram Navot	53	Vice president, chief information officer
Meir Shamir	53	Director
Ishay Davidi	43	Director
Aharon Lipman	58	Director
Rami Lipman	57	Director
Mordechai Gorfung	64	Director
Linda Harnevo	49	Director
Izhak Davidi	67	Director
Jonathan Kaplan	46	Director
David Rubner	65	Director

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

Eliezer Yanay has served as our vice president, sales and marketing since October 2001 responsible for all subsidiaries (including sales and marketing channels and direct corporate customers) other than Lipman U.S.A. and Dione Ltd. Prior to his employment at our company, he served as the vice president, marketing for Shira Computers from 2000 to 2001 and was a marketing manager of the workflow division of Scitex Corp. from 1996 to 2000.

Rolf Salomon has served as our vice president, systems, solutions and applications since January 2002. From 1999 to 2001, he served as vice president of research and development at Realm Technologies Ltd. From 1998 to 1999, he was the department manager of the servers and network management group at Vocaltec Ltd. From 1997 to 1998, Mr. Salomon was the chief architect in the Tetra subscriber development center at Motorola, Israel, and from 1995 to 1997, he was a software group manager in the wireless data design center at Motorola, Israel.

Lydia Sperber has served as our vice president, human resources since January 2003. Previously, she served as our human resource manager and chief accountant since 1986.

Yoram Navot has served as our vice president, information technology and chief information officer since December 1, 2004. From January 2000 until December 2004, he was a consultant to us. Mr. Navot operated a consulting firm from 1988 until November 2004 which provided consulting services to industrial and commercial firms.

Meir Shamir has served as a director since 1993. Since 1992, Mr. Shamir has been the chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel Aviv Stock Exchange. Mr. Shamir also serves as a director of each of the following companies: Wizcom Technologies Ltd., a company of which we own approximately 18.6% of the outstanding shares, that is engaged in the field of electronics and traded on the Deutsche Borse A.G.; Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel Aviv Stock Exchange, and Tefron Ltd., traded on the NYSE.

Ishay Davidi has served as a director since September 2002. Since August 1996, he has been the chief executive officer and senior partner of First Israel Mezzanine Investors Ltd. and chief executive officer of Mez-Op Holdings Ltd., a wholly-owned subsidiary of FIMI affiliates. Mr. Davidi also serves as chief executive officer and senior partner of FIMI (2001) Ltd., as chairman of the board of Tadir-Gan (Precision Products) 1993 Ltd., a manufacturer of machined and assembled aluminum high-pressure die cast products, traded on the Tel Aviv Stock Exchange and as a director of Tedea Technologies Development and Automation Ltd., a maker of load cells traded on the Tel Aviv Stock Exchange, TAT Technologies Ltd., specializing in design, development and manufacture of Heat Exchangers, Cooling Systems, Cold Plates, Air-Cycle and Vapor-Cycle Air Conditioning Systems and Fuel Systems, traded on the Tel Aviv Stock Exchange, and Medtechnica Ltd., an importer of medical and scientific equipment, also traded on the Tel Aviv Stock Exchange. Mr. Davidi also serves as a director of several privately-held companies. Mr. Davidi is the nephew of Izhak Davidi.

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

Mordechai Gorfung has served as a director since September 2002. Since 1982, Mr. Gorfung has served as the chairman and chief executive officer of Tedea Technological Development and Automation Ltd., a company traded on the Tel Aviv Stock Exchange. From July 2003 until November 2004, he served as the chairman and chief executive officer of Marathon Venture Capital Fund Ltd., a company traded on the Tel Aviv Stock Exchange.

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

Jonathan Kaplan has served as a director since December 2003. Mr. Kaplan has been a consultant at Bar Ilan University since January 2002, and has been a lecturer at Bar Ilan University since 1995. From January 1999 to January 2002, he served as the Income Tax Commissioner for the State of Israel and from January 1993 to January 1999, he served as Income Tax Vice Commissioner for the State of Israel. Mr. Kaplan is a director of Alony-Hetz Properties & Investments Ltd., a company listed on the Tel Aviv Stock Exchange, that specializes in foreign real estate and financial investments, and a member of the investment committee of Migdal Insurance Company Ltd., an insurance company listed on the Tel Aviv Stock Exchange. Mr. Kaplan also serves as a director in a privately-held company.

David Rubner has served as a director since January 2005. David Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and a partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner was President and Chief Executive Officer of ECI Telecom Ltd. Prior to serving as President and CEO of ECI, he was Executive Vice President and General Manager of the Telecommunications Division (1985-1991), Vice President of Operations (1977-1985) and Chief Engineer (1970-1977). Mr. Rubner is a director of Check Point Software Technologies Ltd., a company engaged in providing Internet security solutions and traded on the Nasdaq National Market, Koor Industries Ltd., an investment holding company and traded on the

Nasdaq National Market, and Elbit Medical Imaging Ltd., an operator of diversified businesses and traded on Nasdaq National Market. Mr. Rubner also serves as a director of several privately-held companies.

Each of our directors is serving a term until the next annual general meeting, except that our independent directors, Linda Harnevo and Izhak Davidi, are serving a three year term in accordance with Israeli law. Their three year terms expire in April 2006 and their terms may be extended for one additional term of three years to April 2009.

Pursuant to an agreement between Mivtach Shamir Holdings and Mez-Op Holdings, Jacob Perry, Meir Shamir and David Rubner are the board designees of Mivtach Shamir and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. See "Shareholders' Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings" in Item 7.A of this Annual Report for a discussion of this agreement.

B.    COMPENSATION

The aggregate direct remuneration paid to all 20 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2004 was approximately $4.7 million including approximately $710,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

In February 2003, we entered into a three-year agreement with Perry Jacob Management Services Ltd., a company controlled by Jacob Perry. Under this agreement, Mr. Perry is required to provide services as an active chairman of our board of directors for at least 2 days a week, approximately 40% of his business time. At the end of its initial term of three years, this agreement is automatically renewed for successive one year periods until either party notifies the other not to renew the agreement. The management company receives a monthly management fee of NIS 42,000, equal to approximately $9,750 based on the NIS to dollar exchange rate on December 31, 2004, subject to adjustments for inflation, for these services, plus reimbursement of Mr. Perry's business expenses.

Under this agreement, Mr. Perry received options, exercisable until December 31, 2006, to purchase 240,000 of our ordinary shares at a price of $8.00 per share. The current exercise price of Mr. Perry's options is $7.579 per share. In accordance with this agreement, the option exercise price of Mr. Perry's options was reduced by $0.225 as a result of the dividend paid in June 2003 and by $0.196 as a result of the dividend paid in September 2004. Options to purchase 120,000 shares vested on December 31, 2003, and options to purchase an additional 120,000 vested on the completion of our initial public offering in the U.S. In November 2004, Mr. Perry exercised 150,000 options and sold the 150,000 shares derived from these options.

As of February 14, 2005, our executive officers and directors held options to purchase an aggregate of 1,038,500 ordinary shares. The average exercise prices of these options, other than the options to purchase 90,000 ordinary shares held by Jacob Perry, is $14.86, and their vesting dates range from January 31, 2002 to November 18, 2009 .A summary of our stock option activity and related information for the years ended December 31, 2002, 2003 and 2004 is as follows:

	2002		2003		2004
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	3,183,000	7.25	1,978,200	5.49	1,605,700	7.11
Granted	—	—	548,700	11.00	1,738,650	22.43
Cancelled	(1,058,000)	10.30	(120,000)	10.79	(189,800)	19.82
Exercised	(146,800)	4.50	(801,200)	4.78	(652,700)	5.13
Outstanding at the end of the year	1,978,200	5.49	1,605,700	7.11	2,501,850	17.20

As of December 31, 2004, options to purchase 262,900 ordinary shares were exercisable at an average exercise price of $4.52 per share.

In January, 2005, our board of directors approved the grant, subject to shareholder approval, of 30,000 options to each of David Rubner and Mordechai Gorfung, at an exercise price equal to the market value on the date of shareholder approval, with vesting over a period of four years.

We do not have any agreements with directors providing for benefits upon termination of employment.

C.    BOARD PRACTICES

The Israeli Companies Law, 1999

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

Independent Directors

Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to independent directors:

•	companies must appoint two independent directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;

•	independent directors must be elected by a majority vote at a shareholders' meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied;

•	at least one-third of the shares held by shareholders other than controlling shareholders, present at the meeting, must be voted in favor of the election of the independent director; or

•	the total number of shares voted against the election of the independent director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;

•	the term of an independent director is three years and may be extended by vote of the shareholders for one additional term of three years, and an independent director can be removed from office only under limited circumstances;

•	if all directors are of the same gender, the next new independent director must be of the other gender;

•	each committee of the board of directors is required to include at least one independent director; and

•	independent directors may only be compensated in amounts as specified in the Companies Ordinance Rules for the Remuneration and Expense for Independent Directors, as approved from time to time by the Minister of Justice.

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

Our board of directors has formed an audit committee. The audit committee, which consists of Ms. Linda Harnevo and Messrs. Izhak Davidi and Jonathan Kaplan, exercises the powers of the board of directors for our accounting, reporting and financial control practices.

D.    EMPLOYEES

We had the following number of employees as of December 31, 2002, 2003 and 2004 in the areas set forth in the table below:

	AS OF DECEMBER 31,
	2002	2003	2004
Research and Development	100	110	180
Manufacturing	153	187	268
Sales and Marketing	126	145	200
Management and Administration	70	80	107
Total Employees	449	522	755

Our employees were located in the following countries as of December 31, 2002, 2003 and 2004:

	AS OF DECEMBER 31,
	2002	2003	2004
Israel	280	321	355
U.S.	74	76	74
UK	—	—	108
Turkey	50	76	111
China	27	30	46
Spain(1)	8	8	19
Russia	6	7	8
Other	4	4	34
Total Employees	449	522	755

(1)	Until December 31, 2003, represents employees in our representative office.

The growth in the number of our employees over the past three years was primarily attributable to the following factors:

•	replacement of a number of temporary or seasonal workers hired to manufacture our products with permanent employees as our manufacturing production requirements continued to grow;

•	additional sales and support personnel to sell our products and support our customers in new markets;

•	creation of a new division within research and development to develop new applications to increase recurring revenues;

•	discontinuance of our outsourcing arrangements for terminal and system design requirements and creation of a new department to handle the design requirements in-house; and

•	the purchase of Dione in October 2004.

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

E.    SHARE OWNERSHIP

Security Ownership of Our Directors and Executive Officers

The following table shows the number of our ordinary shares beneficially owned by each director or executive officer who are major holders of our outstanding ordinary shares. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days. As of February 14, 2005, 26,604,136 of our ordinary shares were issued and outstanding (excluding treasury shares).

The officers and directors have the same voting rights as the other shareholders.

Director or Executive Officer	Amount Owned	Percent of Class
Meir Shamir	4,765,108(1)	17.9%
Ishay Davidi	2,130,000(2)	8.0%
Rami Lipman	Less than 1%
Aharon Lipman	Less than 1%
Isaac Angel	Less than 1%
Jacob Perry	Less than 1%

(1)	Shares beneficially owned represents 4,765,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own.

(2)	Shares beneficially owned consists of 2,130,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Angel as of February 14, 2005:

Isaac Angel

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
480,000	August 31, 2001	3.844	261,000	—	Fully vested	August 31, 2005
240,000	August 29, 2003	10.88		—	50% on October 21, 2005; 25% on October 21, 2006; 25% on October 21, 2007	October 20, 2008

Options to Purchase Our Shares

From time to time we grant stock options to officers, directors and employees at an exercise price equal to the fair market value of our ordinary shares on the date of grant. All the options vest over periods ranging from two to five years commencing on the date of grant and have expiration dates up to seven years from the date of grant.

In August 2003, our board of directors adopted a share option plan, under which options to purchase an aggregate of 640,000 ordinary shares may be granted to our key employees. Under this plan, in August 2003 we granted options to purchase 240,000 ordinary shares to our chief executive officer and options to purchase an aggregate of 308,700 ordinary shares to other employees. In addition, we granted 53,800 options under this plan in February 2004. All of these options were granted at an exercise price of $11.00 per share. The closing price of our ordinary shares on the Tel Aviv Stock Exchange on the date our board of directors approved the grant was $11.70 per share. The options vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options expire 60 months after the date of grant.

In February 2004, our board of directors approved the grant to executive officers and employees of options to purchase an aggregate of 1,100,000 ordinary shares with an exercise price equal to $20.80 per share of which options to purchase 914,000 ordinary shares are outstanding. The options will vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options will expire 60 months after the date of grant.

In July 2004, options to purchase 30,000 ordinary shares with an exercise price equal to $20.80 per share were granted to one of our directors on the same terms as the options granted in February 2004.

In October 2004, our board of directors adopted a share option plan, under which options to purchase an aggregate of 700,000 ordinary shares may be granted to our key employees. Under this plan, in November 2004 we granted options to purchase an aggregate of 412,050 ordinary shares to our employees. All of these options were granted at an exercise price of $26.85 per share, a price equal to the market value on the date of grant. In December 2004, we granted options to purchase 140,000 ordinary shares in the aggregate to two of our officers, at an exercise price of $28.43 per share, a price equal to the market value on the date of grant. The options vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options expire 60 months after the date of grant.

As of December 31, 2004, options to purchase 2,501,850 ordinary shares were outstanding and options to purchase 262,900 ordinary shares were fully vested and exercisable. We reduce the exercise prices of all options granted before January 2004 and outstanding at the time we declare cash dividends. As a result, we reduced the exercise price of options then outstanding by $0.235 per share on December 26, 2002, by $0.225 per share on June 12, 2003, and by $0.196 per share on September 8, 2004. These reductions occurred in accordance with the terms of our option agreements entered into prior to January 2004, which provided for a price adjustment upon the declaration of a dividend by our board of directors.

As of December 31, 2004, the weighted average exercise price of all outstanding options was $17.20 per share.

In October, 2004, our board of directors adopted the U.S. Employee Stock Purchase Plan and the Global Employee Stock Purchase Plan (together: the "ESPP Plans"). Pursuant to U.S. law, the U.S. Employee Stock Purchase Plan was approved by our shareholders in November, 2004.

An aggregate of 600,000 of our ordinary shares are reserved for issuance under the ESPP Plans. Under the terms of the ESPP Plans, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or 5% shareholders) may, on each February 15 and August 15 when the ESPP Plans are in effect, elect to become participants in one of the ESPP Plans for that six-month period by filing a subscription agreement with us arranging for payroll deductions of between 1% and 15% of such employee's compensation for the relevant period. Each such employee may withdraw from the ESPP Plan at any time, upon written notice to us. The election price under the ESPP Plans is the lesser of 85% of the fair market value of our ordinary shares on (i) the enrollment date or (ii) the exercise date. The initial enrollment of the ESPP Plans has not yet been made effective by our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (1) the only shareholders known to us as of February 14, 2005, to beneficially own more than 5% of our outstanding ordinary shares and (2) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Identity of Person or Group	Amount Owned		Percent of Class
Mivtach Shamir Holdings Ltd.	4,765,108		17.9%
Meir Shamir	4,765,108	(1)	17.9%
Mez-Op Holdings Ltd (2)	2,130,000	(3)	8.0%
Ishay Davidi	2,130,000	(4)	8.0%
Zand International Holding Inc. (5)	2,670,000		10.0%
Jana Partners LLC(6)	1,766,846		6.6%
All directors and executive officers as a group (18 people)	1,306,958	(7)	4.7%

(1)	Shares beneficially owned represents 4,765,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own.

(2)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI.

(3)	Shares beneficially owned includes (a) 1,886,570 shares directly owned by Mez-Op Holdings; and (b) 339,668 shares beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders granting Mez-Op Holdings the right to vote 243,430 shares directly owned by them. Mez-Op Holdings has pledged the 2,130,000 shares it owns to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events, Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.

(4)	Shares beneficially owned consists of 2,130,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.

(5)	Zand International Holdings Inc. is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).

(6)	Information is based on a Schedule 13G, dated January 31, 2005, filed by Jana Partners with the Securities and Exchange Commission.

(7)	Shares beneficially owned includes 1,038,050 shares issuable upon exercise of options.

To our knowledge, the significant changes in the percentage ownership of our shares held by our major shareholders during the past three years are as follows:

In November 2003, Meir Shamir sold 80,000 shares in the Tel Aviv Stock Exchange.

Zand International Holding Inc. purchased, in public transactions on the Tel Aviv Stock Exchange, 21,276 ordinary shares during January 2003, an aggregate of 17,240 ordinary shares during March and April 2003 and 37,794 ordinary shares during August 2003.

On August 13, 2002, Aharon Lipman, Rami Lipman and Zeev Kopf entered into a share purchase agreement pursuant to which they sold an aggregate of 2,700,000 of our ordinary shares, or approximately 12.3% of our outstanding ordinary shares, consisting of 1,200,000 ordinary shares from Aharon Lipman, 1,000,000 ordinary shares from Rami Lipman and 500,000 ordinary shares from Zeev Kopf to Mez-Op Holdings, which is owned by affiliates of FIMI.

In addition, under the share purchase agreement, Aharon Lipman, Rami Lipman and Zeev Kopf granted Mez-Op Holdings the option to purchase up to 842,106 additional ordinary shares, consisting of 279,920 shares from Aharon Lipman, 345,800 shares from Rami Lipman and 216,386 shares from Zeev Kopf, at $9.50 per share. The price per share is subject to adjustment to be equal to the average closing price over a 90-day period immediately following September 10, 2004 multiplied by 115%, provided that the share price shall not be less than $8.04 per share or greater than $10.04 per share and is further subject to adjustment based on: (1) subdivisions or combinations of the ordinary shares;

(2) cash dividends; and (3) any right offerings. After adjusting for the cash dividends paid on December 26, 2002, June 12, 2003 and September 8, 2004, the exercise price is currently $10.001 per share. On October 28, 2004, Mez-Op assigned the option to Clal Finance Batucha Investment Ltd., an Israeli brokerage house, for a total consideration of US$19,654,754 of which US$ 8,421,929 were paid directly by Clal to Aharon Lipman, Rami Lipman and Zeev Kopf and US$ 11,232,825 were paid to Mez-Op itself, representing a price per share of approximately US$ 23.34.

In September 2002, Mez-Op Holdings sold an aggregate of 308,572 ordinary shares, as well as options to purchase an aggregate of 96,238 ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf to four individuals, one of whom was Mordechai Gorfung, one of our directors. Mr. Gorfung purchased from Mez-Op Holdings 96,428 ordinary shares as well as an option to purchase an aggregate of 30,074 additional ordinary shares from Aharon Lipman, Rami Lipman and Zeev Kopf. Pursuant to a voting trust, Mez-Op Holdings retained all voting rights related to the shares sold to the individuals and any additional shares that the four individuals may acquire upon exercise of the options which were exercised. Accordingly, Mez-Op Holdings may be considered the beneficial owner of these shares.

Mivtach Shamir Holdings sold 930,000 shares and Mez-Op Holdings sold 570,000 shares in our initial public offering in January 2004.

Aharon Lipman sold 255,000 shares on August 31, 2004 to a European bank.

Rami Lipman sold 200,000 shares on October 28, 2004, and 55,000 shares on November 7, 2004, to a European bank.

According to filings with the U.S. Securities and Exchange Commission, during 2004, Jana Partners LLC purchased 1,776,846 of our ordinary shares.

Shareholders' Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings

Mivtach Shamir Holdings and Mez-Op Holdings entered into a shareholders' agreement in August 2002 which requires them to vote all of the ordinary shares owned or otherwise held by them to elect (i) two members designated by Mez-Op Holdings, (ii) three members designated by Mivtach Shamir Holdings, (iii) Aharon Lipman and Rami Lipman, subject to the approval of each of them, and (iv) subject to applicable law, two external directors mutually acceptable to both Mivtach Shamir Holdings and Mez-Op Holdings. Jacob Perry, Meir Shamir and David Rubner are designees of Mivtach Shamir Holdings and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. As a result, they currently control significant decisions affecting us.

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

On February 10, 2005, we and Mivtach Shamir entered into an agreement with a third party to sell all our shares in Wizcom for aggregate consideration of approximately $ 2.2 million, of which we would receive approximately $ 1.3 million. The consummation of the purchase of our Wizcom shares is subject to the approval by the shareholders of Wizcom to the purchase of a private company owned by the third party.

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

In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.lipman.biz) as soon as practical following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market. Our shares commenced trading on the Nasdaq National Market on January 29, 2004. All per share prices for periods prior to or including June 22, 2004 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

	PRICE PER ORDINARY SHARE (USD) (NASDAQ)
	HIGH	LOW
During the last year:
2004	$29.35	$19.81

During the last six months:
August 2004	$22.50	$19.81
September 2004	23.75	21.51
October 2004	25.35	23.00
November 2004	29.03	24.18
December 2004	29.35	27.41
January 2005	31.40	27.60

During each fiscal quarter of 2004 and 2005:
First Quarter 2004	$23.99	$20.24
Second Quarter 2004	26.25	20.69
Third Quarter 2004	25.43	19.81
Fourth Quarter 2004	29.35	23.00
First Quarter 2005 (through February 14, 2005)	31.40	27.60

The following table shows, for the periods indicated, the high and low market prices of our ordinary shares as quoted on the Tel Aviv Stock Exchange. U.S. dollar per ordinary share amounts are calculated using the applicable rate of exchange on the date the high or low market price occurred during the period shown. All per share prices for periods prior to or including June 22, 2004 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

	PRICE PER ORDINARY SHARE (NIS) (TASE)		PRICE PER ORDINARY SHARE (USD) (TASE)
	HIGH	LOW	HIGH	LOW
During the last five years:
2000	97.30	30.50	24.13	7.55
2001	39.30	15.59	8.755	3.70
2002	45.75	29.985	9.80	6.08
2003	81.65	40.40	18.61	8.415
2004	127.90	82.52	29.288	18.695

During the last six months:
August 2004	106.36	89.89	23.552	19.839
September 2004	108.50	94.86	24.186	21.028
October 2004	110.10	101.00	24.730	22.799
November 2004	126.70	104.90	29.026	23.621
December 2004	127.90	117.7	29.288	27.051
January 2005	138.10	119.80	31.645	27.227

During each fiscal quarter of 2003, 2004 and 2005:
First Quarter 2003	48.00	40.40	9.335	8.415
Second Quarter 2003	71.65	47.75	16.615	10.035
Third Quarter 2003	71.45	51.05	16.615	11.32
Fourth Quarter 2003	81.65	58.25	18.61	13.135
First Quarter 2004	109.24	82.52	24.335	18.695
Second Quarter 2004	119.67	96.08	26.347	20.756
Third Quarter 2004	116.69	89.89	26.041	19.839
Fourth Quarter 2004	127.90	101.00	29.288	22.799
First Quarter 2005 (through February 14, 2005)	138.10	119.80	31.645	27.227

As of March 1, 2005, we had five known shareholders of record two of whom have an address of record in Israel, one of whom has an address of record in Switzerland and two of whom have an address of record in the United States. The number of record holders is not representative of the number or location of beneficial holders of our shares since many of these ordinary shares were held of record by brokers or other nominees.

B.    PLAN OF DISTRIBUTION

Not applicable

C.    MARKETS

Our ordinary shares are quoted on the Nasdaq Stock Market and the Tel Aviv Stock Exchange under the symbol LPMA.

D.    SELLING SHAREHOLDERS

Not applicable

E.    DILUTION

Not applicable

F.    EXPENSES OF THE ISSUE

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders' meeting have the power to elect all of our directors. The board of directors may appoint a director in place of a director whose office is vacated and/or as an addition to the board of directors, subject to the maximum number of directors allowed by our articles of association. The appointment of a director by the board of directors shall be in effect until the next annual meeting of the shareholders or until he shall cease serving in office pursuant to the provisions of the Articles.

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

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

A merger must be approved by the board of directors and, the holders of 75% of our shares present and voting on the proposed merger, excluding shares held by the potential acquirer and its related parties. The shareholders' meeting must be called on at least 21 days' advance notice. Any creditor of a merger party may seek a court order blocking or delaying the merger, if the court finds there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. A merger may not be completed until 70 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

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

Under Israeli law, any purchase of more than 25% of our ordinary shares may be subject to the approval of the antitrust authority in Israel.

Modification of Class Rights

The rights attached to any class, such as voting and dividend rights, may be amended by written consent of holders of a majority of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class present at a separate class meeting.

Israeli Securities Law Requirements

According to the Israeli Securities Law, 1968, the publication of this Annual Report does not require the approval of the Israeli Securities Authority.

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

C.    MATERIAL CONTRACTS

The registration rights agreement we entered into with Mivtach Shamir Holdings and Mez-Op Holdings is summarized under Item 7.B "Related Party Transactions." The purchase agreement we entered into with Seiko Instruments GmbH and RCM LTD on June 1, 2003 and the framework agreement we entered into with Philips Semiconductors, Avnet ASIC Israel Ltd. and Wizcom Technologies Ltd. on April 29, 2003 are described under "Manufacturing" under Item 4.B "Business Overview," and under "Related Party Transaction" under Item 7.B "Major Shareholders and Related Party Transactions. On December 18, 2002, our U.S. subsidiary, Lipman U.S.A. amended its reseller agreement with TASQ Technology to extend the term of the reseller agreement until April 30, 2004. See "Customers and End-Users" under Item 4.B "Business Overview" for additional information relating to the reseller agreement with TASQ Technology . On October 3, 2004 we entered into an agreement to purchase all of the outstanding shares of Dione Ltd. See "Purchase of Dione" under Item 4.A "History and Development of The Company." The Manufacture and Supply Agreement entered into by Dione with Wincor Nixdorf PTE Limited is described in "Manufacturing" under Item 4.B "Business Overview."

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

D.    EXCHANGE CONTROLS

See "Foreign Exchange Regulations" under Item 10.E "Taxation—Israeli Taxation."

E.    TAXATION

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

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to "U.S. holders" (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the "Code," the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a "U.S. holder" will be deemed to refer only to any of the following holders of our ordinary shares:

•	an individual who is either a U.S. citizen or a resident of the U.S. for U.S. federal income tax purposes;

•	a corporation or partnership (or other entity taxable as a corporation or a partnership) created or organized under the laws of the U.S. or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income tax regardless of the source of its income; and

•	a trust, if either (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders of our ordinary shares as part of a "straddle," "hedge" or "conversion transaction" and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to our Ordinary Shares

The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under "Israeli Taxation — Taxation of Non-Resident Shareholders." Other than distribution in liquidation and distributions in redemption of stock that are treated as exchanges, a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in its ordinary shares, and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Currently, a non-corporate U.S. holder's "qualified dividend income" is subject to tax at a rate of 15%. For this purpose, "qualified dividend income" generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a "foreign investment company," a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Based on the nature of our operations, we do not believe that we would be treated as a "foreign investment company," and as discussed in more detail below under "Foreign Personal Holding Company Status" and "Passive Foreign Investments Company Status," we do not believe that we currently would be classified as either a "foreign personal holding company" or a "passive foreign investment company" for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as "qualified dividend income" and, subject to U.S. holders' satisfaction of certain holding period requirements, should be eligible for the 15% U.S. federal income tax rate. Corporate U.S. holders generally will not be allowed a deduction for dividends received on our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based on the "spot rate" of exchange in effect on the date of received or deemed receipt of the distribution, regardless of whether the payment is in fact converted into dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss upon the conversion of the NIS into dollars or other disposition of the NIS will be taxable as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

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

Sale or Exchange of Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Status," a U.S. holder's sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized and the U.S. holder's tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. Individual U.S. holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. holder's holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See "Israeli Taxation — Capital Gains Taxes Applicable to Resident and Non-Resident Shareholders" under Item 10.E of this Annual Report for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non corporate U.S. holders, a capital loss is deductible in any year to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

A U.S. holder's tax basis in its ordinary shares generally will be equal to the purchase price paid therefore by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder's purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

In the case of a U.S. holder who uses the cash basis method of accounting and who receives NIS in connection with the sale or taxable disposition of ordinary shares, the amount realized will be based on the spot rate on the settlement date of such exchange. If such U.S. holder subsequently converts the NIS into dollars at a conversion rate other than the spot rate in effect on the settlement date, it may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. A U.S. holder who uses the accrual method of accounting may elect the same treatment required of cash basis taxpayers with respect to a sale or taxable disposition of ordinary shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the U.S. Internal Revenue Service. If an accrual basis U.S. holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. holder may be deemed to have realized an immediate foreign currency gain or loss for U.S. federal income tax purposes because of differences between the dollar value of the NIS on the date of sale or other taxable disposition and on the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. holder on the sale or taxable disposition of ordinary shares.

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

We believe that we were not a PFIC in either 2003 or 2004, and we do not expect to become a PFIC in the foreseeable future. The factual determination of our PFIC status is made annually, however, and there can be no assurance that we will not become a PFIC in 2005 or in a future year. In view of the complexity of the issues regarding our treatment as a PFIC, U.S. holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. holders who determine that we were a PFIC in any future tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

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

The implementation of many aspects of the Code's PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC. Upon their request, we will make available to U.S. holders who wish to make a QEF Election for any year in which we are treated as a PFIC the information necessary for them to make the QEF Election.

Information Reporting and Backup Withholding

Payments in respect of our ordinary shares that are made in the U.S. or by certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding tax at rates equal to 28% through 2010 and 31 % after 2010. Backup withholding will not apply, however, to a U.S. holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certifications. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. holder's U.S. tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service.

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

Tax Reform in Israel

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income or profit in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized by individuals as of January1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains Tax applicable to Shareholders" below; and

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

General Corporate Tax Structure

Israeli companies are subject to tax at the rate of 35% of taxable income for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 onwards. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

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

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the usual rate of 35%, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company's undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

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

A portion of our production facilities have been granted the status of Approved Enterprises. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to the Company's current Approved Enterprises are scheduled to expire gradually through 2011.

All dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the applicable tax rates. If we pay a cash dividend from income that is derived from our approved enterprises under the alternative package of benefits, we would be required to pay tax on the amount intended to be distributed as dividends at the rate that would have been applicable had we not elected the alternative package of benefits. We would also be required to withhold on behalf of the dividend recipient an additional 15% of the amount distributed as dividends. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

The Investment Law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is March 31, 2005 (which may be extended by ministerial decision until June 30, 2005), and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after March 31, 2005 or that existing benefits will be continued in the future at their current level or at any level. Various proposals have been put forth for new legislation to replace the Investment Law. We are not able to predict whether or when this new legislation will be enacted, nor can we predict the nature and scope of benefits that may be available under any new law.

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

Special Provisions Relating to Measurement of Taxable Income

Until December 31, 2003, we measured our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2004, we elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of "industrial companies" that are traded on specified non-Israeli markets, including The Nasdaq Stock Market, provided that the sellers purchased their shares either in the company's initial public offering or in public market transactions thereafter. This partial exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law — 1985. We believe that we are currently an industrial company, as defined in the Encouragement of Industry (Taxes) Law — 1969. The status of a company as an industrial company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny our status as an industrial company, including with retroactive effect.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the higher of the average closing share price in the three trading days preceding January 1, 2003, and cost. Non-Israeli residents will be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance provided such shareholders did not acquire their shares prior to an initial public offering and do not have a permanent establishment in Israel. Although it is generally believed that the Nasdaq National Market will be included in the list of recognized stock exchanges, the Israeli Minister of Finance has not yet issued a decree determining the list of such stock exchanges. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform do not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

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

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel, Attention: Maya Lustig, Investor Relations and Public Relations Manager, maya_l@lipman.co.il, telephone: 972-3-902-8603. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

A copy of each document (or a translation thereof to the extent not in English) concerning Lipman that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Lipman Electronic Engineering Ltd., 11 Haamal Street, Park Afek, Rosh Haayin 48092, Israel.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop and manufacture products primarily in Israel and sell them in the U.S., Turkey, Israel, the U.K and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the U.S. and Israel since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

To protect against foreign currency fluctuations resulting from payments to manufactures during 2005, we have instituted a foreign currency cash flow hedging program. We hedge portions of our anticipated payments for a period of one to twelve months with forward contracts.

These forward contracts are designed as cash flow hedges. As of December 31, 2004, we recognized a comprehensive loss of $1,001 related to our forward contracts in respect of anticipated payments expected in 2005. Such amounts are expected to be reclassified to earnings during 2005.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

E.	USE OF PROCEEDS

Net proceeds to us from our initial public offering in the United States were approximately $91.3 million. In 2004, we used approximately $70.1 million of these proceeds to purchase the outstanding shares of Dione (including transaction costs).

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

In addition, no changes in our internal control over financial reporting have occurred during the period covered by this Annual Report that have materially affected our internal controls over financial reporting.

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

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2004. The following table presents the aggregate fees for professional audit services and other services rendered by Ernst & Young Global in 2003 and 2004.

	Year ended December 31, (Amounts in thousands)
	2003	2004
Audit Fees	101	262
Audit Related Fees	250	151
Tax Fees	20	20
All Other Fees	—	—
Total	371	433

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

Audit Related Fees consist of fees in connection with our initial public offering in the United States and fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; due diligence related to acquisitions; and employee benefit plan audits. The fees for 2003 included $100,000 of accrued audit fees for the 2003 year-end audit that were not billed until 2004.

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

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Israeli law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the "Policy") that also meets the requirements set forth in (c)(7)(i) of Rule 2-01 of Regulation S-X.

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as "general pre-approval"; or (ii) require the specific pre-approval of the Audit Committee as "specific pre-approval". The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee. The audit committee pre-approved audit-related fees and non-audit fees which are not included in the auditors work plan as presented to the committee, in the sum of $20,000 per quarter for audit-related work but no more than $5,000 per item, and $5,000 per quarter for non-audit fees but provided further, that the committee members are notified immediately of the non-audit related work to be so performed by the auditors.

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

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors' reports are filed as part of this Annual Report.

Page
Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Income	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-29

ITEM 19.    EXHIBITS

(b)	Exhibits:

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT NO.	EXHIBIT
1.1	Memorandum of Association of Registrant.*
1.2	Articles of Association of Registrant, as amended.*
2.1	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).*
4.1A	Addendum to Lease Agreement, dated as of January 16, 2005, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).
4.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).*
4.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.†*
4.5	Lipman Electronic Engineering Ltd. Stock Option Plan (2003) (English Translation).*
4.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd.†*
4.7	Lipman Electronic Engineering Ltd. Stock Option Plan (2004) (English Translation).*
4.7A	Lipman Electronic Engineering Ltd. Stock Option Plan (November 2004) (Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-122374), filed on January 28, 2005).
4.7B	Lipman Electronic Engineering Ltd. Global Employee Share Purchase Plan.
4.7C	Lipman Electronic Engineering Ltd. U.S. Employee Share Purchase Plan.
4.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002.†*
4.9	Form of Underwriting Agreement.*
4.10A	Share Purchase Agreement, dated October 3, 2004, among Lipman Electronic Engineering Ltd., Lipman Electronic Engineering (UK) Limited and the shareholders of Dione Ltd.
4.10B	Share Purchase Agreement, dated October 3, 2004, between Lipman Electronic Engineering (UK) Limited and G.E. Capital Equity Investments Limited
4.11	Manufacture and Supply Agreement dated March 6, 2002, between Dione Ltd. and Wincor Nixdorf PTE. ††
8.0	List of significant subsidiaries.
12.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

EXHIBIT NO.	EXHIBIT
12.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

†	Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

††	Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIPMAN ELECTRONIC ENGINEERING LTD.
By: /s/ Isaac Angel Name: Isaac Angel Title: President and Chief Executive Officer Date: February 23, 2005

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN THOUSANDS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 − F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 − F-8
Notes to Consolidated Financial Statements	F-9 − F-27

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Lipman Electronic Engineering Ltd.

We have audited the accompanying consolidated balance sheets of Lipman Electronic Engineering Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 1, 2005	A Member of Ernst & Young Global

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands

	December 31,
	2003	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$57,465	$117,396
Marketable securities	—	1,176
Trade receivables (net of allowance for doubtful accounts of $ 470 and $ 655 at December 31, 2003 and 2004, respectively)	23,473	42,349
Other receivables and prepaid expenses	5,114	7,835
Inventories	28,889	31,941
Total current assets	114,941	200,697
LONG-TERM ASSETS:
Long-term marketable securities	1,600	—
Property, plant and equipment, net	6,966	11,971
Severance pay fund	2,196	2,674
Long-term receivable and other	123	2,054
Customers relations, net	566	17,428
Other intangible assets, net	6,630	13,218
Goodwill	1,150	56,081
	19,231	103,426
Total assets	$134,172	$304,123

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
In thousands (except share and per share data)

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term bank loans	$145	$—
Trade payables	11,917	20,028
Employee and payroll accruals	2,384	4,235
Accrued expenses and other liabilities	9,133	21,200
Total current liabilities	23,579	45,463
LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities	1,119	—
Deferred revenues	—	8,160
Deferred tax liability	—	7,097
Accrued severance pay	3,083	3,810
	4,202	19,067
Total liabilities	27,781	64,530
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital −
Ordinary shares of NIS 1.00 par value:
Authorized: 70,000,000 shares at December 31, 2003 and 2004;
Issued: 22,929,296 and 28,484,796 shares at December 31, 2003 and 2004, respectively;
Outstanding: 21,003,636 and 26,559,136 shares at December 31, 2003 and 2004, respectively	6,846	8,083
Additional paid-in capital	35,242	137,914
Accumulated other comprehensive income	829	4,470
Retained earnings	70,092	95,744
Treasury stock − 1,925,660 shares at December 31, 2003 and 2004	(6,618)	(6,618)
Total shareholders' equity	106,391	239,593
Total liabilities and shareholders' equity	$134,172	$304,123

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
In thousands (except per share data)

	Year ended December 31,
	2002	2003	2004
Revenues	$85,534	$117,667	$180,553
Cost of revenues (1)	37,046	58,374	99,012
Amortization of acquired technology	—	—	260
Gross profit	48,488	59,293	81,281
Operating expenses:
Research and development (1)	4,043	4,770	7,829
Selling and marketing (1)	12,422	16,317	20,665
General and administrative (1)	5,466	6,122	10,556
Stock-based compensation	2,746	2,579	4,783
Amortization of intangible assets	206	206	699
Total operating expenses	24,883	29,994	44,532
Operating income	23,605	29,299	36,749
Financial income, net	160	3,627	3,099
Other income (expenses), net	(472)	189	62
Income before income taxes	23,293	33,115	39,910
Income taxes	1,366	3,750	9,167
Net income	$21,927	$29,365	$30,743
Basic net earnings per share	$1.09	$1.44	$1.20
Diluted net earnings per share	$1.06	$1.38	$1.15
(1) Expenses exclude stock-based compensation expenses related to options granted to employees and others as follows:
Cost of revenues	$70	$39	$358
Research and development	654	258	1,111
Selling and marketing	418	231	904
General and administrative	1,604	2,051	2,410
	$2,746	$2,579	$4,783

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
In thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Treasury stock	Total shareholders' equity
Balance as of January 1, 2002	$6,632	$24,852	$—	$28,126		$(6,618)	$52,992
Dividend paid	—	—	—	(4,665)		—	(4,665)
Exercise of options granted to employees	32	626	—	—		—	658
Stock-based compensation related to options issued to employees	—	2,746	—	—		—	2,746
Comprehensive income:
Net income	—	—	—	21,927	$21,927	—	21,927
Total comprehensive income					$21,927
Balance as of December 31, 2002	6,664	28,224	—	45,388		(6,618)	73,658
Dividend paid	—	—	—	(4,661)		—	(4,661)
Exercise of options granted to employees	182	3,647	—	—		—	3,829
Stock-based compensation related to options issued to employees and others	—	2,579	—	—		—	2,579
Tax benefit related to exercise of options	—	792	—	—		—	792
Comprehensive income:
Unrealized gain on available-or-sale securities	—	—	829	—	$829	—	829
Net income	—	—	—	29,365	29,365	—	29,365
Total comprehensive income					$30,194
Balance as of December 31, 2003	6,846	35,242	829	70,092		(6,618)	106,391
Dividend paid	—	—	—	(5,091)		—	(5,091)
Exercise of options granted to employees	179	4,308	—	—		—	4,487
Stock-based compensation related to options issued to employees and others	—	4,783	—	—		—	4,783
Tax benefit related to exercise of options	—	1,865	—	—		—	1,865
Tax benefit related to issuance costs	—	1,427	—	—		—	1,427
Issuance of share capital, net	1,058	90,289	—	—		—	91,347
Comprehensive income:
Unrealized loss on available-for-sale securities	—	—	(424)	—	$(424)	—	(424)
Unrealized loss from hedging transactions, net	—	—	(1,001)	—	(1,001)	—	(1,001)
Foreign currency translation adjustments	—	—	5,066	—	5,066	—	5,066
Net income	—	—	—	30,743	30,743	—	30,743
Total comprehensive income					$34,384
Balance as of December 31, 2004	$8,083	$137,914	$4,470	$95,744		$(6,618)	$239,593

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income	$21,927	$29,365	$30,743
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	864	1,145	1,417
Stock-based compensation related to options issued to employees and others	2,746	2,579	4,783
Accrued severance pay, net	(19)	(115)	249
Amortization of intangible assets	206	206	959
Impairment of investment in long-term available-for-sale marketable securities	289	—	—
Loss (gain) on sale of available-for-sale marketable securities	451	(403)	—
Loss (gain) on sale of property, plant and equipment	182	17	(21)
Currency fluctuations of long-term bank loans	130	124	(29)
Increase in trade receivables	(98)	(14,084)	(3,423)
Increase in other receivables and prepaid expenses	(82)	(2,654)	(1,271)
Decrease (increase) in inventories	(8,329)	(8,626)	634
Increase (decrease) in trade payables	187	6,699	(1,183)
Increase in employee and payroll accruals, accrued expenses and other liabilities	582	8,052	3,482
Deferred revenues	—	—	2,859
Deferred taxes, net	(294)	(391)	(1,779)
Tax benefit related to exercise of options	—	792	1,865
Net cash provided by operating activities	18,742	22,706	39,285

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands

	Year ended December 31,
	2002	2003	2004
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,330)	(1,469)	(4,306)
Proceeds from sale of property, plant and equipment	113	59	120
Investment in short-term available-for-sale marketable securities and short-term deposit	(1,189)	(247)	—
Proceeds from sales of available-for-sale marketable securities and short-term deposit	515	1,854	—
Acquisition of Dione (a)	—	—	(64,896)
Net cash provided by (used in) investing activities	(1,891)	197	(69,082)
Cash flows from financing activities:
Exercise of options granted to employees	658	3,829	4,487
Issuance of share capital, net	—	—	91,347
Principal payments of long-term bank loans	(124)	(128)	(1,235)
Dividend paid	(4,665)	(4,661)	(5,091)
Net cash provided by (used in) financing activities	(4,131)	(960)	89,508
Effect of exchange rate differences on cash and cash equivalents	—	—	220
Increase in cash and cash equivalents	12,720	21,943	59,931
Cash and cash equivalents at the beginning of the year	22,802	35,522	57,465
Cash and cash equivalents at the end of the year	$35,522	$57,465	$117,396
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$1,055	$974	$4,346
(a) Acquisition of Dione:
Fair value of assets acquired and liabilities assumed at the acquisition date:
Working capital (excluding cash and cash equivalents)			$1,921
Property and equipment			2,181
Other long-term liabilities			(13,236)
Goodwill			51,220
Other intangible assets			22,810
Amount paid in 2004			$64,896

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	General:

Lipman Electronic Engineering Ltd. (collectively with its subsidiaries, the "Company") is a worldwide provider of electronic payment systems. The Company's products include landline and wireless point-of-sale terminals, personal identification number pads, electronic cash registers, self-service systems that include automatic teller machines and related applications.

The Company is headquartered in Israel, where its operations primarily consist of product development, manufacturing, sales and marketing, local distribution and customer service. The Company's United States operations primarily consist of product distribution and sales and support in the United States. The Company's European operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices located in Turkey, Russia, Spain, Italy and the operation of the recently acquired subsidiary, Dione (see Note 1b). The Company's Latin American operations primarily consist of product distribution through the Company's subsidiary in Brazil and sales and support offices in Argentina. The Company's Far East operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in China.

b.	Acquisition of Dione:

On October 3, 2004, the Company acquired all of the outstanding shares of Dione, a UK-based company for a total consideration of $70,127, in cash, including $1,127 of related acquisition expenses. In addition, the Company will be required to pay a supplementary cash amount of up to $33,400, contingent upon Dione meeting certain financial targets in 2005 and 2006. If financial targets are met in 2006, the Company will also issue up to a maximum of 442,105 of its ordinary shares to the former shareholders of Dione under the terms of the acquisition agreement. The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Dione. The results of Dione's operations have been included in the consolidated financial statements of the Company since October 2004.

With the acquisition of Dione, the Company expanded its customer relation, its presence in Europe and its product portfolio.

The Company has allocated the total cost of the acquisition of Dione's shares on October 3, 2004, as follows:

Current assets	$25,195
Property and equipment	2,181
Technology	5,200
Customer relation	16,400
Other intangible assets	1,210
Goodwill	51,220
Current liabilities	(17,637)
Long-term liabilities	(6,393)
Deferred tax liability	(7,249)
Net assets acquired	$70,127

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

A deferred tax liability of $6,843 was recorded for the difference between the assigned values and the tax bases of the acquired intangible assets.

Acquired intangible assets in the amount of $21,896 with definite lives are amortized using the straight-line method at an annual weighted average rate of 14%.

Trade name in the amount of $514 was accounted as acquired indefinite-lived intangible asset.

Goodwill of $51,220 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill is not amortized and is reviewed for impairment at least annually.

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2003 and for 2004, assuming that the acquisition occurred on January 1, 2003 and 2004, respectively. The following unaudited pro-forma information does not purport to represent what Dione's results of operations would have been had the acquisition occurred on January 1, 2003 and 2004, nor does it purport to represent the results of operations for any future period.

	Year ended December 31,
	2003	2004
	Unaudited
Revenues	$145,500	$229,717
Net income	$25,658	$35,738
Basic net earnings per share	$1.26	$1.40
Diluted net earnings per share	$1.20	$1.34

c.	The Company derived 30%, 22% and 11% of its revenue in 2002, 2003 and 2004, respectively from two major customers, as described in Note 13b.

d.	The Company depends on a limited number of suppliers and on a single supplier for custom designed components for its products. If this single supplier fails to deliver the necessary components, the Company will be required to seek alternative sources of supply. In 2002, 2003 and 2004, purchases of products from the single supplier accounted for 13%, 12% and 20%, respectively, of total purchases of raw materials.

e.	In June 2004, the Company effected a two-for-one stock split in the form of a share dividend. All share and per share amounts have been retroactively adjusted to reflect this stock split.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the Company's revenues are generated in U.S. dollars ("dollars"). In addition, a substantial portion of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

For those foreign subsidiaries whose functional currency has been determined to be their local currency, assets and liabilities are translated at year-end exchange rates and statement of income items are translated at average exchange rates prevailing during the year. Such translation adjustments are recorded as a separate component of accumulated other comprehensive income in shareholders' equity.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Lipman Electronic Engineering Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less.

e.	Marketable securities:

The Company accounts for investments in marketable equity securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determinations at each balance sheet date. All marketable securities are classified as available-for-sale and are stated at fair value with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income, and have been immaterial to date.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

According to Staff Accounting Bulletin No. 59 ("SAB No. 59") management is required to evaluate each period whether the securities decline in value is other than temporary. In 2002, the Company's available-for-sale securities declined in the amount of $289 which was included in the statement of income as other expenses.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and market prices lower than cost. Cost is determined as follows:

Raw materials, parts and supplies − using the "first-in, first-out" method.

Work-in-progress and finished products − cost of manufacturing with the addition of allocable indirect manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items, excess inventories and discontinued products. Inventory provisions for the years ended December 31, 2002, 2003 and 2004, were $250, $992 and $776, respectively, and have been included in cost of revenues.

g.	Investment in affiliate:

Investment in a company represents an investment in Cell-Time Ltd., a privately held company. The investment in Cell-Time is accounted for under the equity method of accounting in accordance with Accounting Principle Bulletin No. 18, "The Equity Method of Accounting for Investments in Common Stock". As of December 31, 2004, the investment in Cell-Time amounted to $0.

The Company is not applying the equity method, because the investment balance is zero and the Company is not committed to provide further financial support.

h.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Years
Computers and peripheral equipment	3
Office furniture and equipment	7 − 17
Motor vehicles	7
Buildings	20
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

i.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. During 2002, 2003 and 2004, no impairment losses have been identified.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

j.	Goodwill, indefinite-lived intangible assets and other intangible assets:

Goodwill, indefinite-lived intangible assets and other purchased intangible assets have been recorded as a result of the Company's acquisitions. Goodwill and indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using straight-line basis over the weighted average remaining useful lives of approximately 7 years.

The Company is required to perform an annual impairment test of goodwill and indefinite-lived intangible assets. An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. During 2002, 2003 and 2004, no impairment losses were identified.

k.	Revenue recognition:

The Company generates revenues mainly from sales of products and, to a lesser extent, from periodic rentals of equipment, maintenance and support services. The Company sells its products to distributors, independent sales organizations, value-added resellers, payment processors, financial institutions and, to a lesser extent, directly to end-users, all of whom are considered final customers.

Revenues are recognized provided that all criteria outlined in Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" are met: delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists, and collectibility is probable. When collectibility is not probable, revenue is recognized on a cash basis. When a right of return exists, the Company defers revenues until the right of return expires.

Revenues from operating lease and maintenance are recognized ratably over the term of the contract.

Revenues derived from product sales to distributors that contain a price protection guarantee are recorded net of such estimated allowances. To date, no allowance for such price protection has been provided since the Company has not been required to grant any credits or incur obligations in connection with such guarantee.

Deferred revenue includes amounts received from customers but not recognized as revenues.

The Company records cash rebates as a reduction of revenues.

l.	Warranty costs:

The Company provides a warranty for its products to end-users for up to three years at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. To date, warranty costs and warranty liability have not been material.

m.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

n.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

o.	Income taxes:

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

p.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash and cash equivalents are invested in deposits with major banks in Israel and the United States. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to customers located primarily in the United States, United Kingdom, Turkey, Israel, Spain and Latin America. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require from its customers letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, and a general provision is provided for the remaining balance.

q.	Derivatives instruments:

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For derivative instruments that are designated and qualify as a cash flows hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

To protect against foreign currency fluctuations resulting from payments to manufactures during 2005, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its anticipated payments for a period of one to twelve months with forward contracts.

These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective as hedges of these expenses. As of December 31, 2004, the Company recognized a comprehensive loss of $1,001 related to its forward contracts in respect of anticipated payments expected in 2005. Such amounts are expected to be reclassified to earnings during 2005.

r.	Severance pay:

The Company's liability for severance pay to its Israeli employees is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits in insurance policies, severance pay funds and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, amounted to $265, $392 and $727, respectively.

s.	401(k) Plan:

The Company's subsidiary in the U.S. has a 401(K) plan covering all eligible employees. The plan requires a matching contributions. Expenses for the years ended December 31, 2002, 2003 and 2004 amounted to $65, $74 and $103, respectively.

t.	Basic and diluted net earnings per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earning per share since they would have had an anti-dilutive effect, was 352,000, 0 and 72,340, for 2002, 2003 and 2004, respectively.

The contingent maximum of 442,105 shares, that could be issued to Dione's former shareholders (see Note 1b), were also excluded from the calculation, since as of December 31, 2004, the necessary conditions have not yet been satisfied.

u.	Accounting for stock-based compensation:

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

The Company accounts for options granted to employees under the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which requires the use of an option valuation model to measure the fair value of options at the date of grant.

The fair value of options granted by the Company to employees was estimated at the date of grant using Black-Scholes option pricing model with the following assumptions for grants in 2003 and 2004: risk-free interest rates of 2.0% and 3.2%, respectively; dividend yield of 0%; volatility factors of the expected market price of the Company's Ordinary shares of 46.0% and 36.0%, respectively and a weighted average expected life of the options of 2.4 and 3.0 years, respectively.

The Company used a 0% dividend yield in years prior to 2004 in accordance with the terms of the option agreements, which state that if dividends are declared, the exercise price of the options will be reduced by the dividends per share amount.

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

v.	Fair value of financial instruments:

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

w.	Advertising expenses:

Advertising expenses are charged to the statement of income, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $505, $403 and $503, respectively.

x.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"), which is a revision of SFAS No. 123. Generally, the approach in Statement 123(R) is similar

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

to the approach described in SFAS No. 123. The new standard will be effective for the Company in the first interim period beginning after June 15, 2005. The adoption of Statement 123(R) will not have a significant effect on the Company's results of operations, since the Company has already adopted SFAS No. 123.

NOTE 3:-	OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2003	2004
Government authorities	$2,546	$2,677
Deferred taxes	733	3,517
Prepaid expenses	251	757
Offering expenses	374	—
Advance to suppliers	368	342
Other	842	542
	$5,114	$7,835

NOTE 4:-	INVENTORIES

Raw materials	$12,488	$12,323
Work-in-progress	1,117	1,417
Finished products	15,284	18,201
	$28,889	$31,941

NOTE 5:-	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,
	2003	2004
Cost:
Computers and peripheral equipment	$3,875	$7,747
Office furniture and equipment	2,260	2,296
Motor vehicles	1,403	1,853
Buildings, land and leasehold improvements	4,600	6,442
	12,138	18,338
Accumulated depreciation and amortization	5,172	6,367
Depreciated cost	$6,966	$11,971

Depreciation expenses totaled $864, $1,145 and $1,417 for the years ended December 31, 2002, 2003 and 2004, respectively.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 6:-	CUSTOMER RELATIONS AND OTHER INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	Original amount	Accumulated amortization	Foreign currency translation adjustments	Amortized balance
	December 31,
	2004	2004	2004	2003	2004
Technology	$5,200	$260	$358	$—	$5,298
Customer relations	17,841	1,566	1,153	566	17,428
Sole agent franchise	9,770	3,140	—	6,630	6,630
Other intangible assets (mainly – trade names)	1,210	8	88	—	1,290
	$34,021	$4,974	$1,599	$7,196	$30,646

Amortization of intangible assets amounted to $206, $206 and $959 for the years ended December 31, 2002, 2003 and 2004, respectively. As of December 31, 2004, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2005 − $3,438; 2006 − $3,386; 2007 − $3,230; 2008 − $3,226 and 2009 − $2,946.

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, are as follows:

Balance as of January 1, 2003	$1,150
Balance as of January 1, 2004	1,150
Goodwill acquired during the year	51,220
Foreign currency translation adjustments	3,711
Balance as of December 31, 2004	$56,081

NOTE 8:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2003	2004
Accrued expenses	$4,209	$6,916
Income tax payable	2,843	6,565
Deferred revenues	1,957	5,321
Customer advances	93	160
Hedging transactions	—	1,430
Other	31	808
	$9,133	$21,200

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 9:-	LONG-TERM BANK LOANS

The Company had long-term bank loans which were linked to the Japanese Yen, bore interest at the three-month Yen LIBOR rate plus 1.5% per annum and were payable in equal quarterly installments through 2012. The loans were received to finance the acquisition of a building.

During 2004, the Company fully repaid those loans.

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company rents certain of its offices under various operating lease agreements. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2004, were as follows:

2005	$1,447
2006	1,404
2007	1,203
2008	1,131
2009	991
Thereafter	3,751
$9,927

Total rent expenses were approximately $377, $584 and $1,010 for the years ended December 31, 2002, 2003 and 2004, respectively.

b.	Guarantees:

Guarantees in the amount of approximately $320 were issued by a bank to secure certain warranty obligations on behalf of the Company.

c.	Registration right agreement

In November 2003, the Company entered into a registration rights agreement with certain shareholders. Pursuant to this agreement the shareholders may, subject to the conditions set forth in the agreement, require the Company on an aggregate of three occasions to register its ordinary shares under the Securities Act. The shareholders will also have piggyback registration rights. The Company agreed to pay all expenses incurred in connection with a registration, other than underwriting commissions for shares to be sold. The Company has also agreed to indemnify the Shareholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration statement filed pursuant to this agreement. This agreement will remain in effect until all shares owned by these shareholders can be sold within a six month period without registration under the provisions of Rule 144.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 11:-	INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Practically, all of the Company's production facilities have been granted the status of an "Approved Enterprise", according to the Law under five investment programs (the "Programs").

According to the Law, the Company has chosen the alternative system of benefits. Accordingly, taxable income derived from the "Approved Enterprise" is tax exempt for a period of two to four years and is liable to a reduced corporate tax rate of up to 25% for an additional period of three to eight years, based on the percentage of foreign investment in the Company. The abovementioned tax benefits are scheduled to gradually expire through 2011.

The benefit period for each of the Programs is limited to twelve years from the year that the enterprise began operations, or fourteen years from the year in which the approval was granted, whichever is earlier.

The entitlement to the above benefits is conditioned upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Through December 31, 2004, approximately $78,555 of the Company's net income have been derived from tax-exempt income. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises".

If the net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (currently 25% on the gross distributed amount) and an income tax liability of approximately $19,639 would be incurred as of December 31, 2004.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the statutory tax rate.

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, including accelerated depreciation and deduction of public issuance expenses in three equal annual installments.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

b.	Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2003	2004
Deferred tax assets:
Reserves and allowances	$205	$1,241
Tax benefit related to issuance costs	—	951
Unrecognized intercompany gains	622	1,857
Total deferred tax asset	827	4,049
Deferred tax liabilities:
Intangible assets	—	(7,097)
Net deferred tax assets (liabilities)	$827	$(3,048)

c.	A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income, is as follows:

	Year ended December 31,
	2002	2003	2004
Income before income taxes, as reported in the consolidated statements of income	$23,293	$33,115	$39,910
Tax based on statutory tax rate in Israel (36% in 2002 and 2003, 35% in 2004)	$8,385	$11,921	$13,969
Decrease in taxes resulting from effect of "Approved Enterprise" benefits (*)	(7,735)	(8,685)	(6,352)
Increase in taxes resulting from stock-based compensation	989	867	1,534
Non-deductible expenses, tax-exempt income, net	289	(118)	74
Other	(562)	(235)	(58)
Actual tax expense	$1,366	$3,750	$9,167
*) Per share amounts (basic) of the tax benefit resulting from the "Approved Enterprise" status	$0.39	$0.43	$0.25
*) Per share amounts (diluted) of the tax benefit resulting from the "Approved Enterprise" status	$0.37	$0.41	$0.24

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

d.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2002	2003	2004
Domestic (Israel)	$21,643	$31,035	$35,618
Foreign	1,650	2,080	4,292
	$23,293	$33,115	$39,910

e.	The provision for income taxes is comprised as follows:

Current taxes	$1,660	$4,141	$10,946
Deferred taxes	(294)	(391)	(1,779)
	$1,366	$3,750	$9,167
Domestic (Israel)	$743	$3,022	$7,540
Foreign	623	728	1,627
	$1,366	$3,750	$9,167

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	On January 28, 2004, the Company effected an initial public offering of its Ordinary shares in the United States. The Company issued 4,752,800 shares at a price of $20.80 per share before underwriting discount and issuance expenses.

b.	The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when, declared.

c.	Stock options:

The Company granted stock options to employees, officers and directors of the Company at an exercise price equal to or below the fair market value of the Company's shares at the date of grant. Options granted generally vest over a period of two to five years, and expire up to seven years from the date of grant.

Under the Company's stock option plans, options to purchase 5,747,000 Ordinary shares were reserved for future grants. As of December 31, 2004, 199,450 options are available for future grants. Any options which are cancelled or forfeited before expiration become available for future grants.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

A summary of the Company's stock option activity excluding options granted to a service provider and related information is as follows:

	Year ended December 31,
	2002		2003		2004
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
		$		$		$
Outstanding at the beginning of the year	3,183,000	7.25	1,978,200	5.49	1,605,700	7.11
Granted	—		548,700	11.00	1,738,650	22.43
Exercised	(146,800)	4.5	(801,200)	4.78	(652,700)	5.13
Forfeited / cancelled	(1,058,000)	10.3	(120,000)	10.79	(189,800)	19.82
Outstanding at the end of the year	1,978,200	5.49	1,605,700	7.11	2,501,850	17.2
Exercisable at the end of the period	752,400	5.46	456,400	5.35	262,900	4.52

The options outstanding as of December 31, 2004, have been separated into exercise price categories as follows:

Exercise Price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable
$		(Years)	$		$
3.84	358,500	1.75	3.84	236,400	3.84
10.59	56,800	0.16	10.59	26,500	10.59
10.80	590,500	3.75	10.80	—	—
20.80	944,000	4	20.80	—	—
26.85	412,050	4.83	26.85	—	—
28.43	140,000	4.92	28.43		—
	2,501,850	3.72	17.2	262,900	4.52

Weighted-average fair values and weighted average exercise prices of options on the date of grant are as follows:

	Weighted average fair values of options on the date of grant			Weighted average exercise prices of options on the date of grant
	Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001
	Adjusted NIS in thousands
Less than market value	$—	$—	$10.95	$—	$—	$14.36
Equal to market value	$—	$8.88	$8.00	$—	$10.8	$23.22

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

d.	Options granted to the chairman of the Board of Directors:

On February 9, 2003, the Company entered into in a management services agreement ("the Agreement") with a company wholly owned and controlled by its then newly appointed Chairman of the Board of Directors ("the Chairman"). According to the Agreement, the Chairman would dedicate to the Company at least two days a week in consideration for a monthly payment of NIS 42 (approximately $10), payable to the management services company. In addition, the Company granted the management services company 240,000 options to purchase Ordinary shares of the Company, with an exercise price of $7.58 per share following a reduction of $0.225 per option as a result of the dividend paid in June 2003 and by $0.196 as a result of the dividend paid in September 2004. 120,000 options vested on December 31, 2003 and 60,000 options were to vest on each of December 31, 2004 and December 31, 2005. Pursuant to the terms of the options, the options scheduled to vest in 2004 and 2005 vested upon completion of an initial public offering in the United States in January 2004.

The Company accounted for these options as a variable plan under the fair value method under SFAS No. 123 and EITF No. 96-18, because these options were granted to the Chairman in his capacity as a service provider and not as the chairman of the Board of Directors. The fair value of these options was measured in accordance with EITF 00-18 on December 31, 2003 and was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.53%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 32.2%, and contractual life of the options of 3.5 years. The Company recorded stock-based compensation expense in the amount of $1,913 and $1,100 in the years ended December 31, 2003 and 2004, respectively, relating to these options.

e.	Cancellation of options.

During 2002, by mutual agreement between them and the Company, certain employees of the Company cancelled out-of-the-money options they held. In accordance with SFAS No. 123 all remaining unrecognized compensation expense, measured at their grant date, in the amount of $514 was charged to expense at the time of cancellation. No replacement awards were granted to these employees.

f.	Acceleration:

According to the option agreement between the Company's Chief Executive Officer ("CEO") and the Company, in case of a dividend payment, all of the CEO's unvested options will become vested. As a result of the dividend payment on December 26, 2002, the vesting of the CEO's 120,000 unvested options was accelerated. In accordance with SFAS No. 123, the unrecognized compensation expenses related to the accelerated options, measured at their grant date, totaling approximately $70, was charged to expense on the acceleration date. Modification date accounting did not have an effect.

g.	Dividends:

1.	Dividends are paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of conversion.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

2.	In August 2002, two of the major shareholders of the Company agreed with each other to use their best efforts to cause the Company during each of the five years commencing July 1, 2002 to distribute cash dividends to the Company's shareholders out of all current profits, up to an annual amount (net of Israeli taxes) of $4,500 per year. This agreement terminates on the date the aggregate amount of dividends distributed after July 1, 2002 equals $22,500. As of December 31, 2004, dividends in the aggregate amount of $14,417 had been distributed. Pursuant to this agreement. The Company is not a party to this agreement.

3.	In November 2002, the Board of Directors announced a dividend payment in the amount of $4,665, or $0.235 per share. The dividend was paid on December 26, 2002.

4.	On May 18, 2003, the Board of Directors announced a dividend payment in the amount of $4,661, or $0.225 per share. The dividend was paid on June 12, 2003.

5.	On August 9, 2004, the Board of Directors announced a dividend payment in the amount of $5,091, or $0.196 per share. The dividend was paid on September 8, 2004.

NOTE 13:-	MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information". Total revenues are attributed to geographic areas based on the location of the customers.

The following data presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004:

	ecember 31,
	2002		2003		2004
	Total Revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$45,866	$9,035	$50,560	$8,984	$46,243	$8,577
Turkey	19,608	—	24,934	213	46,224	474
Latin America	—	—	10,109	—	22,470	15
UK	—	—	—	—	19,568	82,570
Spain	3,669	—	14,302	—	15,753	215
China	1,200	—	5,090	—	13,488	147
Israel	7,698	6,235	7,974	6,047	10,710	8,171
Europe (except Turkey, UK and Spain)	1,167	—	4,005	—	3,762	50
Other	6,326	—	693	68	2,335	—
	$85,534	$15,270	$117,667	$15,312	$180,553	$100,219

b.	Sales to major customers representing more than 10% of total revenues are as follows:

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

	Year ended December 31,
	2002	2003	2004
	%
Customer A	12	6	6
Customer B	18	16	5

It is impracticable to provide revenues by product lines for the years ended December 31, 2002, 2003 and 2004.

NOTE 14:-	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2002	2003	2004
Net income	$21,927	$29,365	$30,743
Weighted average number of Ordinary shares outstanding	20,078	20,422	25,599
Dilutive effect:
Employee and others stock options	664	932	1,081
Diluted weighted average number of Ordinary shares outstanding	20,742	21,354	26,680
Basic net earnings per share	$1.09	$1.44	$1.20
Diluted net earnings per share	$1.06	$1.38	$1.15

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2002	2003	2004
Financial income, net:
Financial income:
Interest	$962	$1,358	$1,854
Foreign currency translation adjustments	—	2,481	1,610
	962	3,839	3,464
Financial expenses:
Interest	249	207	271
Foreign currency translation adjustments	546	—	—
Other	7	5	94
	802	212	365
	$160	$3,627	$3,099

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 16:-	RELATED PARTIES TRANSACTIONS

The Company owned 19.5%, 18.8% and 18.6% of the outstanding shares of Wizcom Ltd. ("Wizcom") as of December 31, 2002, 2003 and 2004, respectively, and Mr. Meir Shamir, a director of the Company, is also a director of Wizcom. In 2002, 2003 and 2004, the Company paid Wizcom $29, $53 and $47 for services and products rendered by Wizcom to the Company. On February 10, 2005, the Company entered an agreement to sell all of its shares in Wizcom (see Note 17).

The Company paid SDSA Technologies Ltd., a company controlled by the son of Mr. Aharon Lipman, who served as the chairman of the board of directors of the Company from 1983 to February 2003, $53 in 2002, $17 in 2003 and $20 in 2004 for software development services provided by SDSA Technologies to the Company. The Company received $4 in 2002 from SDSA Technologies for bookkeeping services that the Company provided.

NOTE 17:-	SUBSEQUENT EVENTS (UNAUDITED)

On February 10, 2005, the Company and Mivtach Shamir entered into an agreement with a third party to sell all of their shares in Wizcom for the aggregate consideration of approximately $2.2 million, of which the Company would receive approximately $1.3 million. As a result of the selling, the Company expects to reclassify an amount of $405 from comprehensive income to financial income in 2005.