Form 20-F/A
period 2004-12-31
LIPMAN ELECTRONIC ENGINEERING LTD
filed 2005-03-24
CIK 1270484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20–F/A

(Amendment No. 1)

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

Item 17       Item 18

EXPLANATORY NOTE

THIS AMENDMENT NO. 1 TO FORM 20-F IS BEING FILED FOR THE PURPOSE OF AMENDING AND RESTATING (A) ITEM 7 (SPECIFICALLY, THE "MAJOR SHAREHOLDERS" SUBSECTION) TO CORRECT THE AMOUNT PREVIOUSLY REPORTED FOR THE TOTAL NUMBER OF SHARES BENEFICIALLY OWNED BY OUR DIRECTORS AND OFFICERS AND TO PROVIDE ADDITIONAL INFORMATION IN THE FOOTNOTES TO THE TABLE AND (B) ITEM 19 TO ATTACH OUR AMENDED AND RESTATED ARTICLES OF ASSOCIATION AS AN EXHIBIT.

THIS AMENDMENT NO. 1 DOES NOT REFLECT EVENTS OCCURRING AFTER THE FILING OF THE ORIGINAL FORM 20-F AND DOES NOT MODIFY OR UPDATE THE DISCLOSURE THEREIN IN ANY WAY OTHER THAN FOR THE PURPOSES SET FORTH ABOVE. AS A RESULT, THIS AMENDMENT NO. 1 CONTINUES TO SPEAK AS OF FEBRUARY 23, 2005.

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

Identity of Person or Group	Amount Owned		Percent of Class
Mivtach Shamir Holdings Ltd.	4,765,108		17.9%
Meir Shamir	4,765,108	(1)	17.9%
Mez-Op Holdings Ltd(2)	2,130,000	(3)	8.0%
Ishay Davidi	2,130,000	(4)	8.0%
Zand International Holding Inc.(5)	2,670,000		10.0%
Jana Partners LLC(6)	1,766,846		6.6%
All directors and executive officers as a group (18 people)	7,473,016	(7)	27.8%

(1)	Shares beneficially owned represents 4,765,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir, a director of Lipman for more than three years, may be considered to beneficially own. In accordance with a pledge agreement, Mivtach Shamir Holdings has pledged 500,000 of its shares to Bank Leumi LC Israel Ltd., which may become a beneficial owner of the pledged shares upon the occurrence of specified events.

(2)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI.

(3)	Shares beneficially owned includes (a) 1,886,570 shares directly owned by Mez-Op Holdings; and (b) 243,430 shares beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders granting Mez-Op Holdings the right to vote 243,430 shares directly owned by them. Mez-Op Holdings has pledged the 2,130,000 shares it owns to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events, Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.

(4)	Shares beneficially owned consists of 2,130,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi, a director of Lipman since September 2002, may be considered to beneficially own.

(5)	Zand International Holdings Inc. is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).

(6)	Information is based on a Schedule 13G/A, dated January 31, 2005, filed with the Securities and Exchange Commission by Jana Partners LLC.

(7)	Shares beneficially owned includes 309,000 shares issuable upon exercise of options.

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

In addition, under the share purchase agreement, Aharon Lipman, Rami Lipman and Zeev Kopf granted Mez-Op Holdings the option to purchase up to 842,106 additional ordinary shares, consisting of 279,920 shares from Aharon Lipman, 345,800 shares from Rami Lipman and 216,386 shares from Zeev Kopf, at $9.50 per share. The price per share is subject to adjustment to be equal to the average closing price over a 90-day period immediately following September 10, 2004 multiplied by 115%, provided that the share price shall not be less than $8.04 per share or greater than $10.04 per share and is further subject to adjustment based on: (1) subdivisions or combinations of the ordinary shares; (2) cash dividends; and (3) any right offerings. After adjusting for the cash dividends paid on December 26, 2002, June 12, 2003 and September 8, 2004, the exercise price is currently $10.001 per share. On October 28, 2004, Mez-Op assigned the option to Clal Finance Batucha Investment Ltd., an Israeli brokerage house, for a total consideration of US $19,654,754, of which US $8,421,929 was paid directly by Clal to Aharon Lipman, Rami Lipman and Zeev Kopf and US $11,232,825 was paid to Mez-Op itself, representing a price per share of approximately US $23.34.

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

C.    INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 19.    EXHIBITS

(b)	Exhibits:

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT NO.	EXHIBIT
1.1	Memorandum of Association of Registrant.*
1.2	Amended and Restated Articles of Association of Registrant.
2.1	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).*
4.1A	Addendum to Lease Agreement, dated as of January 16, 2005, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).**
4.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).*
4.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.†*
4.5	Lipman Electronic Engineering Ltd. Stock Option Plan (2003) (English Translation).*
4.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd.†*
4.7	Lipman Electronic Engineering Ltd. Stock Option Plan (2004) (English Translation).*
4.7A	Lipman Electronic Engineering Ltd. Stock Option Plan (November 2004) (Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-122374), filed on January 28, 2005).
4.7B	Lipman Electronic Engineering Ltd. Global Employee Share Purchase Plan. **
4.7C	Lipman Electronic Engineering Ltd. U.S. Employee Share Purchase Plan. **
4.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002.†*
4.9	Form of Underwriting Agreement.*
4.10	Share Purchase Agreement, dated October 3, 2004, between Lipman Electronic Engineering Ltd. and the shareholders of Dione Ltd. **
4.11	Manufacture and Supply Agreement dated March 6, 2002, between Dione Ltd. and Wincor Nixdorf PTE. **††
8.0	List of significant subsidiaries.**
12.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

EXHIBIT NO.	EXHIBIT
13.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14(a)	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

†	Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

††	Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

**	Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on February 23, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIPMAN ELECTRONIC ENGINEERING LTD.
By: /s/ Isaac Angel Name: Isaac Angel Title: President and Chief Executive Officer Date: March 24, 2005