Form 20-F/A
period 2004-12-31
LIPMAN ELECTRONIC ENGINEERING LTD
filed 2005-04-26
CIK 1270484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20–F/A

(Amendment No. 2)

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

Item 17      Item 18

EXPLANATORY NOTE

THIS AMENDMENT NO. 2 TO FORM 20-F IS BEING FILED FOR THE PURPOSE OF AMENDING (A) A NOTE TO THE FINANCIAL STATEMENTS IN ITEM 18 TO CORRECT THE AMOUNTS PREVIOUSLY REPORTED FOR THE UNAUDITED PRO-FORMA REVENUES, NET INCOME, BASIC NET EARNINGS PER SHARE AND DILUTED NET EARNINGS PER SHARE FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004 ASSUMING THAT THE ACQUISITION OF DIONE LTD. OCCURRED ON JANUARY 1, 2003 AND 2004, RESPECTIVELY (SET FORTH IN THE LAST TABLE IN NOTE 1(B) ON PAGE F-10) AND (B) ITEM 19 TO ATTACH EXHIBIT 4.8 IN ACCORDANCE WITH AN APPLICATION FOR EXTENSION OF A PREVIOUSLY GRANTED ORDER GRANTING CONFIDENTIAL TREATMENT.

THIS AMENDMENT NO. 2 DOES NOT REFLECT EVENTS OCCURRING AFTER THE FILING OF THE ORIGINAL FORM 20-F AND DOES NOT MODIFY OR UPDATE THE DISCLOSURE THEREIN IN ANY WAY OTHER THAN FOR THE PURPOSES SET FORTH ABOVE. AS A RESULT, THIS AMENDMENT NO. 2 CONTINUES TO SPEAK AS OF FEBRUARY 23, 2005.

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

2

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

	Year ended December 31,
	2003	2004
	Unaudited
Revenues	$145,501	$229,717
Net income	$29,244	$35,098
Basic net earnings per share	$1.43	$1.37
Diluted net earnings per share	$1.37	$1.32

c.	The Company derived 30%, 22% and 11% of its revenue in 2002, 2003 and 2004, respectively from two major customers, as described in Note 13b.

d.	The Company depends on a limited number of suppliers and on a single supplier for custom designed components for its products. If this single supplier fails to deliver the necessary components, the Company will be required to seek alternative sources of supply. In 2002, 2003 and 2004, purchases of products from the single supplier accounted for 13%, 12% and 20%, respectively, of total purchases of raw materials.

e.	In June 2004, the Company effected a two-for-one stock split in the form of a share dividend. All share and per share amounts have been retroactively adjusted to reflect this stock split.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

a.	Use of estimates:

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

	December 31,
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

ITEM 19.    EXHIBITS

(b) Exhibits:

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT NO.	EXHIBIT
1.1	Memorandum of Association of Registrant.*
1.2	Amended and Restated Articles of Association of Registrant. ***
2.1	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation).*
4.1A	Addendum to Lease Agreement, dated as of January 16, 2005, between Lipman Electronic Engineering Ltd. and Mivnei Ta'asiya Ltd. (English translation). **
4.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).*
4.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.+*
4.5	Lipman Electronic Engineering Ltd. Stock Option Plan (2003) (English Translation).*
4.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd. ++*
4.7	Lipman Electronic Engineering Ltd. Stock Option Plan (2004) (English Translation).*
4.7A	Lipman Electronic Engineering Ltd. Stock Option Plan (November 2004) (Incorporated by reference to the Registrant's Registration Statement on Form S-8 (File No. 333-122374), filed on January 28, 2005).
4.7B	Lipman Electronic Engineering Ltd. Global Employee Share Purchase Plan. **
4.7C	Lipman Electronic Engineering Ltd. U.S. Employee Share Purchase Plan. **
4.8	Reseller Agreement between TASQ Technology, Inc. and Lipman U.S.A. Inc., dated November 26, 1999, and Addendum No. 4 thereto, dated December 18, 2002. ++
4.9	Form of Underwriting Agreement.*

3

EXHIBIT NO.		EXHIBIT
4.10		Share Purchase Agreement, dated October 3, 2004, between Lipman Electronic Engineering Ltd. and the shareholders of Dione Ltd. **
4.11		Manufacture and Supply Agreement dated March 6, 2002, between Dione Ltd. and Wincor Nixdorf PTE. +++**
8.0		List of significant subsidiaries. **
12.1		Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2		Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1		Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2		Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14	(a)	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global.

+	Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

++	Certain portions of this exhibit have been omitted pursuant to an application for extension of a previously granted order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

+++	Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

*	Incorporated herein by reference to Registrant's Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

**	Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on February 23, 2005.

***	Incorporated by reference to Amendment No. 1 on Form 20-F/A to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on March 24, 2005.

4

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 2 to the Annual Report on its behalf.

LIPMAN ELECTRONIC ENGINEERING LTD.
By:	/s/ Isaac Angel
Name: Isaac Angel
Title: President and Chief Executive Officer
Date: April 26, 2005

5