Form 20-F
period 2005-12-31
LIPMAN ELECTRONIC ENGINEERING LTD
filed 2006-03-09
CIK 1270484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                         to

Commission file number 0-50544

LIPMAN ELECTRONIC ENGINEERING LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2005, the Registrant had outstanding 26,993,936 Ordinary Shares, par value NIS 1 per share, excluding shares held in treasury.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes No

If this report is an annual or transition report, indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Yes No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17     Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No

PART I

Unless the context otherwise requires, ‘‘Lipman,’’ ‘‘us,’’ ‘‘we’’ and ‘‘our’’ refer to Lipman Electronic Engineering Ltd. and its subsidiaries.

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

We have derived the following selected consolidated financial data from our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The following data were derived from our audited consolidated financial statements included in Item 18 of this Annual Report:

•	consolidated statement of income data for the years ended December 31, 2003, 2004 and 2005; and

•	consolidated balance sheet data as of December 31, 2004 and 2005.

The following data were derived from our audited consolidated financial statements that are not included in this Annual Report

•	consolidated statement of income data for the years ended December 31, 2001 and 2002; and

•	consolidated balance sheet data as of December 31, 2001, 2002 and 2003.

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

Reclassifications have been made to the presentation in prior years to conform to the 2005 presentation of stock based compensation expenses in accordance with SAB 107.

	YEAR ENDED DECEMBER 31,
	2001	2002	2003	2004	2005
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Revenues	$62,958	$85,534	$117,667	$180,553	$235,400
Cost of revenues excluding amortization of acquired technology(1)	27,781	37,116	58,413	99,370	135,396
Amortization of acquired technology	—	—	—	260	985
Total cost of revenues	27,781	37,116	58,413	99,630	136,381
Gross profit	35,177	48,418	59,254	80,923	99,019
Operating expenses:
Research and development(1)	4,241	4,697	5,028	8,940	16,054
Selling and marketing(1)	12,037	12,840	16,548	21,569	31,908
General and administrative(1)	7,446	7,070	8,173	12,966	11,826
Amortization of goodwill and other intangible assets	1,844	206	206	699	2,223
Impairment of goodwill	—	—	—	—	10,493
Total operating expenses	25,568	24,813	29,955	44,174	72,504
Operating income	9,609	23,605	29,299	36,749	26,515
Financial income, net	221	160	3,627	3,099	2,909
Other income (expenses), net	(2,712)	(472)	189	62	44
Income before taxes on income	7,118	23,293	33,115	39,910	29,468
Taxes on income	2,017	1,366	3,750	9,167	9,384
Net income	$5,101	$21,927	$29,365	$30,743	20,084
Dividend paid	$—	$4,665	$4,661	$5,091	$—
Dividend per share	$—	$0.24	$0.225	$0.196	$—
Basic net earnings per share	$0.26	$1.09	$1.44	$1.20	$0.75
Diluted net earnings per share	$0.26	$1.06	$1.38	$1.15	$0.73
Weighted average number of shares used in computing
Basic net earnings per share	20,056	20,078	20,422	25,599	26,835
Diluted net earnings per share	20,098	20,742	21,354	26,680	27,475

(1)	Expenses include stock-based compensation expenses related to options granted to employees and others as follows:

Cost of revenues	$65	$70	$39	$358	$467
Research and development	1,026	654	258	1,111	1,326
Selling and marketing	235	418	231	904	1,084
General and administrative	2,927	1,604	2,051	2,410	2,406
	$4,253	$2,746	$2,579	$4,783	$5,283

	AT DECEMBER 31,
	2001	2002	2003	2004	2005
	(IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents	$22,802	$35,522	$57,465	$117,396	$124,413
Working capital	38,505	59,534	91,362	155,234	189,822
Total assets	64,547	86,300	134,172	304,123	325,042
Bank loans	1,262	1,268	1,264	—	—
Shareholders’ equity	52,992	73,658	106,391	239,593	260,049

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable

D.	RISK FACTORS

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business and Industry

We depend on independent distributors, independent sales organizations, value-added resellers and payment processors to sell or rent our products. If these parties do not succeed in selling or renting our products, or if we are not able to maintain our relationships with them, our revenues and income will decline.

We sell a significant portion of our products through third parties such as independent distributors, independent sales organizations, value-added resellers, financial institutions and payment processors that are not under our direct control. We are dependent on their active marketing and sales efforts to convince their customers or end-users to purchase or rent. our products. These third parties also provide after-sales support and related services to end-user customers. Typically, our arrangements with these third parties do not prevent them from selling products of other companies, including our competitors. As a result, they may not successfully sell or rent our product offerings or they may give higher priority to products of other companies. We also may not be able to maintain our existing relationships with these third parties. If one or more of our major third-party sellers terminates or otherwise adversely changes their relationship with us, we may be unsuccessful in replacing them. The loss of one of our major third-party sellers could impair our ability to sell or rent our products and result in lower revenues and income.

We depend on a small number of large customers and the loss of one or more of these customers, or a significant decrease in sales to any of these customers, could significantly reduce our revenues and income.

A significant portion of our revenues have resulted, and are expected to continue to result, from substantial purchases made by a limited number of customers, including distributors, independent sales organizations and financial institutions. In 2005, we derived approximately 26.2% of our revenues from our four largest customers and 46.3% of our revenues from our ten largest customers. In 2004, we derived approximately 26.8% of our revenues from our four largest customers and 52.0% of our revenues from our ten largest customers. Our significant customers are not required to purchase minimum quantities under their agreements with us and we cannot be sure that our large customers will continue to purchase products from us. Based on our experience, our largest customers may change from period to period. If any of our large customers significantly reduces or delays purchases from us or if we are required to sell products to them at reduced prices, our revenues and income could be materially adversely affected.

The market for our products is highly competitive and these competitive pressures may result in lower prices or reduced demand for our products.

Competition in our industry is intense and we expect it to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic transaction systems include Ingenico, VeriFone and Hypercom. In addition, we also compete frequently with Axalto, a division of SchlumbergerSema, Sagem and Thales e-transactions, as well as local competitors in certain regions where we operate. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our gross margins, which may impair our ability to maintain profitability. Competitive pricing in Turkey, Brazil, India and the U.S. has negatively impacted our gross margins and we expect pricing competition in these and other markets to continue. We also may face additional competition if new participants enter the markets in which we operate.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

We currently purchase some key components used in our products from only one source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Philips Semiconductors, to manufacture our proprietary application specific integrated circuits, or ASICs, for our NURIT product line and upon Arrow UK for the supply of microprocessors for our Dione suite of products. If either of these suppliers is unable to produce the quantities of ASICs or microprocessors we require, we would be faced with a shortage of critical components. We also experience from time to time an increase in the lead time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. In addition, we usually build one plastic injection mold to make the plastic casings for each of our products. If the plastic injection mold used to manufacture the plastic casing of a particular product is damaged or destroyed, our ability to deliver that product in a timely manner will be adversely affected. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, or to replace our plastic injection molds in a timely manner if they are damaged or destroyed, could cause delays or reductions in product shipments. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components or replace our plastic injection molds in a timely manner, our costs could increase.

We depend on our manufacturing and warehouse facilities in Israel. If manufacturing at these facilities is interrupted for any reason, there could be a material adverse effect on our results of operations.

We assemble and test a majority of our NURIT products and some of our Dione products at our manufacturing facility located in Israel. Component and finished product inventories are also stored at this facility. Disruption of the manufacturing process at this facility or damage to it, whether as a result of fire, natural disaster, act of war, terrorist attack or otherwise, could materially affect our ability to deliver products on a timely basis and could materially adversely affect our results of operations.

We depend upon third parties to manufacture some of our products. Although we plan to begin manufacturing these products in our own facility in the future, we cannot be certain that this will be accomplished in a timely and cost effective manner.

We do not manufacture a majority of the products that are designed by Dione, our subsidiary based in the U.K. Most of Dione’s products were manufactured for us in 2005 by a single third party.

Our agreement with this third party is not long term. If this manufacturer becomes unwilling or unable to provide us with adequate supplies of Dione products when we need them, or if it increases its prices, we might not be able to find alternative sources in a timely manner and could be faced with a shortage of products. This could harm our relationships with our customers and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. We began manufacturing some of Dione’s products at our Israeli manufacturing facility during 2005. If we are unsuccessful in maintaining our relationship with the third party manufacturer or if the potential transfer of the manufacturing to our own facilities proves to be more complicated, costly or ultimately not feasible, this could materially adversely affect our results of operations. Furthermore, this manufacturer is part of a large multinational entity which serves as the distributor of Dione’s products in certain regions. If the manufacturing arrangement terminates, this could also have an adverse effect on the distribution of Dione’s products. We have also begun to assemble some of our NURIT products in Brazil and Turkey, and are reviewing the possibility of manufacturing in other countries. To the extent our products are manufactured by third parties in additional countries, we may become more dependent on third party manufacturers to produce and deliver products sold in these markets on a timely basis and at an acceptable cost.

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

The market for electronic transaction systems is characterized by:

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

We often hold high levels of inventory of components and finished goods in order to meet our customers’ delivery requirements and to be able to fill orders quickly. During the third quarter of 2005, we substantially increased our inventories of finished goods primarily in anticipation of sales orders for our Dione subsidiary that did not materialize. We may find it difficult to sell these products to other customers. We could be required to reduce prices of these products and/or write down the value of this inventory. Technological changes and evolving technological and industry standards are resulting in shorter life cycles for our inventory. Shorter life cycles could cause decreases in selling price, inventory write-offs and a lower rate of return on our research and development expenditures, all of which could adversely affect our results of operations.

We must adhere to industry and government regulations and standards and therefore sales of our products will suffer if we cannot comply with them.

Our products must meet industry standards imposed by EMVCo, Visa, MasterCard and other credit card companies, and regional financial organizations. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless transmissions and communication over the Internet. For example, at the end of 2004, Visa International and MasterCard International introduced enhanced security requirements in order to align their requirements and to take into account additional fraud technologies. These requirements, known as Payment Card Industry PIN Entry Device (PCI PED), will eventually replace the older Visa PED standard defined by Visa and later adopted by MasterCard. Furthermore, the international card associations, Visa, MasterCard and JCB, are jointly or individually defining further security requirements for general transaction data protection and for use of the Internet for payment transaction communications from the point-of-sale.

Our products also must comply with government regulations, including those imposed by the Federal Communications Commission and Underwriters’ Laboratory in the U.S., the European Union and other local telecommunications authorities and independent standards groups worldwide regarding emissions, radiation and connections with telephone lines and radio networks. We cannot be sure that we will be able to design our products to comply with future standards or regulations. Compliance with these standards could increase the cost of producing our products. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by our customers before being purchased. The certification process is costly and time consuming and increases the amount of time it takes to sell our products. Our business and financial condition could be adversely affected if we cannot comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of our products. Selling products that are non-compliant may result in fines against us or our customers, which we may be liable to pay.

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

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. There is an increasing number of patents and patent applications in the electronic payment industry. Third parties have in the past and may in the future assert claims alleging infringement by our current or future products or applications. We may be required to discontinue using and selling any infringing technology, to expend resources to develop non-infringing technology or to purchase or pay royalties for other technology. Infringement claims may cause us to incur significant costs in defending those claims. For example, during 2005, we incurred approximately $899,000 of legal expenses in connection with the proceedings brought by Verve L.L.C. that have been dismissed. Infringement claims are expensive and time consuming to defend, regardless of the merits or ultimate outcome. Similar claims may result in additional protracted and costly litigation.

A large portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

The percentage of our revenues generated outside of the U.S. and Israel has increased in each of the past four years. During 2005, 70.0% of our revenues were generated outside of the U.S. and Israel compared to 68.5% in 2004 and 50.3% in 2003. In 2005, revenues generated in Turkey constituted 16.0% of our revenues, revenues generated in Latin America constituted 15.0% of our revenues and revenues generated in the U.K. constituted 12.6% of our revenues.

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

Part of our strategy is to pursue acquisitions of businesses and technologies or to establish joint ventures to expand our business. In October 2004, we purchased all of the outstanding shares of Dione, which is located in the U.K., and, in April 2005, we purchased certain assets from Lipserv, which is located in Brazil. The negotiation of potential acquisitions or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management’s time and resources and disrupt our ongoing business. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. We may not realize the intended benefits of any acquisition or joint venture.

Acquisitions could result in:

•	substantial cash expenditures;

•	potentially dilutive issuances of equity securities;

•	the incurrence of debt and contingent liabilities;

•	a decrease in our profit margins; and

•	amortization of intangible assets and potential impairment of goodwill.

For example, the consolidation of the results of Dione’s operations into our financial statements contributed to our lower gross margin percentage in 2004 and 2005 and is expected to do so again in 2006. In addition, weaker performance by Dione resulted in our inability to achieve expected results for 2005 and in a goodwill impairment charge of $10.5 million in 2005. If acquisitions disrupt our operations, our business may suffer.

We depend on a limited number of key personnel who would be difficult to replace. If we lose the services of these individuals, our business will be adversely affected.

Our continued growth and success depend in large part on the managerial and technical skills of Isaac Angel, our president and chief executive officer; and Yitzhak Cohen, our senior vice president,

research and development and chief technology officer, as well as other members of our senior management. Our future success depends in large part on the continued services of our senior management and key personnel. Any loss of services of a member of senior management or other key personnel would negatively affect our business, at least until a suitable replacement is identified, hired and acclimated.

We may experience difficulties in hiring and retaining employees.

We are experiencing increasing competitive pressure with respect to retaining and hiring employees in the high technology sector in Israel, because technology-related businesses have resumed recruitment efforts after the reduction in demand for these types of employees following the slowdown in technology-related fields that began in 2001. If we fail to hire and retain skilled employees, our business may be adversely affected.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our stock price.

We have experienced, and expect to continue to experience, significant fluctuations in our quarterly results of operations. During 2005, our quarterly results of operations ranged from a net loss of $(360,000) to net income of $7.8 million and our quarterly gross margins ranged from 40.6% to 45.1%. In some future periods, our operating results may be below public expectations, as they were in 2005. If this occurs, the market price of our ordinary shares would likely decline. In addition, quarterly fluctuations can affect our planning processes.

The point-of-sale, or POS, terminal industry historically has been seasonal. Our revenues historically have been stronger during the second half of the year than during the first half of the year due primarily to increased POS terminal purchases to satisfy increased retail demand during the holiday season.

In addition, throughout the year, factors that may contribute to fluctuations in our quarterly results of operations include:

•	the mix of products we sell (as the gross margins we realize on our various products differ);

•	the mix of sales into different countries (as the gross margins we realize in various countries differ);

•	the size, timing and pricing of orders;

•	the timing, results of operations and accounting treatment of acquisitions;

•	the timing of our product introductions or enhancements, or those of our competitors;

•	market acceptance of new products;

•	competitive pricing pressures; and

•	availability of key components for manufacture;

Therefore, the results of any past periods should not be relied upon as an indication of our future performance.

A growing percentage of our business is being executed towards the end of our fiscal quarters. The continuation of this trend could negatively impact our business and results of operations.

Our fiscal quarters are becoming increasingly back end loaded. This means that sales orders are being received more and more towards the latter part of each fiscal quarter. This trend could negatively impact our business and results of operations as a result of the following factors:

•	the bulk of the manufacturing of our products could become concentrated in a shorter time period. The concentration of manufacturing into a shorter time period increases labor and other manufacturing costs and could have a negative impact on our gross margin. Our risk of inventory write offs could increase if we were to produce additional products to hold in inventory;

•	the back-end loading of orders may cause difficulties in forecasting our needs for components and, as a result, we could experience a shortage of the components we need to produce our products. This could cause delays in shipment and the loss of orders;

•	our inability to fill orders at the end of a quarter may cause delays in shipments. This could increase the fluctuation of our quarterly results if shipments are delayed from one fiscal quarter to the next quarter or lead to cancellations of orders by our customers; and

•	our financial ratio for measuring customer days outstanding is negatively impacted if sales are executed at quarter end and collections are done only in the subsequent quarter.

We have not yet evaluated our internal controls over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act by no later than the end of our 2006 fiscal year. While we have begun the process of determining whether our existing internal controls over financial reporting systems is compliant with Section 404, this process may take a long time to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as outside auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. As a result of the growth of our business, our acquisition of Dione and our need to comply with Section 404, we have begun an effort to expand and enhance our systems and controls, including the implementation of an enterprise resource management, or ERP, system. Until all our new systems are in place, it will be more difficult for us to assure compliance with Section 404 and prepare timely and accurate financial statements. In addition, if we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results, and could result in our being unable to obtain an unqualified report on internal controls from our independent auditors.

If there is an adverse outcome in the securities class action lawsuit that has been filed against us and some of our officers and directors, we may be materially harmed. Defending against this type of lawsuit may be expensive and could divert the attention of our management.

A purported class action lawsuit claiming violations of U.S. securities laws was filed in October 2005 in the United States District Court for the Eastern District of New York against us and some of our officers and directors. The complaint alleges that the defendants violated federal securities laws by issuing a series of materially false and misleading statements throughout the purported class period of October 4, 2004 through September 27, 2005. The complaint seeks, among other things, unspecified damages and costs associated with the litigation.

We cannot predict with certainty the eventual outcome of this lawsuit. We will have to incur expenses in connection with this lawsuit, which may be substantial. Responding to and defending this lawsuit could also result in a significant diversion of management’s attention and resources. In the event of an adverse outcome, our financial condition could be materially harmed.

Risks Relating to Our Operations in Israel

We are headquartered in Israel and therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

Our principal offices and manufacturing facilities and many of our suppliers are located in Israel. Therefore, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Since September 2000, there has been a marked increase in hostilities between Israel and the Palestinians, characterized by terrorist attacks on civilian targets, suicide bombings and military incursions by the Israeli army into areas under the control of the Palestinian Authority. The future of relations between the Palestinian Authority and Israel is uncertain. Israel’s disengagement from the Gaza Strip and some parts of the West Bank in 2005 may serve to further disrupt the balance within the Palestinian Authority and affect the overall stability of the region. The election of a majority of Hamas-supported candidates in the January 2006 elections held in the Palestinian territories is widely considered to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole. Hamas does not recognize Israel's right to exist as a state and Israel considers Hamas to be a terrorist organization. In Israel, elections for a new government are scheduled for March 28, 2006. Prime Minister Ariel Sharon is in a comatose state and Ehud Ulmert currently holds the position of acting prime minister until the elections. The effect of Mr. Sharon’s illness and the election in Israel on the future relations between Israel and the Palestinian Authority cannot be predicted.

We also cannot predict the effect on us of any increase in the degree of violence by the Palestinians against Israel or the effect of military action elsewhere in the Middle East. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or political instability in the region would likely negatively affect business conditions and adversely affect our results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit our ability to make sales in those countries.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our male executive officers and employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The government tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

We receive tax benefits under Israeli law for capital investments that are designated as ‘‘Approved Enterprises.’’ We received tax benefits of approximately $5.0 million in 2005 and $6.4 million in 2004. To maintain our eligibility for these tax benefits, we must continue to meet conditions, including making specified investments in property, plant and equipment, and continuing to manufacture in Israel. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled or reduced and we could be required to pay increased taxes or refund the amounts of the tax benefits we received in the past, together with interest and penalties. Also, an increase in our assembly of products outside of Israel may be construed as a failure to comply with these conditions. These tax benefits may not continue in the future at the current levels or at any level. The termination or reduction of these tax benefits, or our inability to qualify for new programs, could adversely affect our results of operations. In addition, we are currently negotiating with the Israeli tax authorities regarding taxes owed for 2001 - 2003. There is a significant difference between the amount of tax which we believe is owed and the amount the Israeli Tax Authority claims should be paid. A majority of the sums in contention arise out of the Approved Enterprise programs and our eligibility to enjoy lower tax rates under these programs. If the Israeli Tax Authority were to prevail in its position, this would result in a material adverse affect on our results of operations.

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See ‘‘Approval of Related Party Transactions Under Israeli Law’’ under Item 10.B of this Annual Report for additional information concerning this duty.

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

Mivtach Shamir Holdings Ltd. beneficially owns, in the aggregate, approximately 13.1% of our outstanding ordinary shares (excluding treasury shares) and Mez-Op Holdings Ltd., which is owned by affiliates of First Israel Mezzanine Investors Ltd., or FIMI, beneficially owns, in the aggregate, approximately 5.1% of our outstanding ordinary shares (excluding treasury shares). Meir Shamir, the chairman of Mivtach Shamir Holdings, Jacob Perry and David Rubner are members of our board of directors designated by Mivtach Shamir Holdings. Ishay Davidi, the chief executive officer of FIMI and Mez-Op Holdings, and Mordechai Gorfung are members of our board of directors designated by Mez-Op Holdings.

Mivtach Shamir Holdings and Mez-Op Holdings have entered into an agreement with respect to the election of our directors, rights of first refusal relating to their shares, distribution of dividends and maintenance of shareholders’ equity. As a result, Mivtach Shamir Holdings and Mez-Op Holdings, or their designated directors, can exert significant influence over decisions affecting us while this agreement is in effect. This concentration of ownership of our ordinary shares could delay or prevent mergers, tender offers or other purchases of our ordinary shares. Therefore, this concentration of ownership may adversely affect our share price.

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

Since the end of 1989, we have focused our product development efforts on electronic transaction systems and have generally marketed them under the NURIT brand name. In 1995, we incorporated wireless POS terminals into our product offerings. In 2003, we formed a joint venture with two partners in which we own a 25% stake, to develop, market and operate prepaid cellular airtime payment systems in Israel. We use the equity method to account for our interest in this joint venture. In 2004, we formed a company in which we have an 80% interest to market automatic teller machines in the Israeli market. Installations began in 2005 and, as of February 28, 2006, we had 130 ATMs installed, or 9% of the total ATMs installed in Israel. In October 2004, we acquired Dione Ltd., a U.K. based supplier of point-of-sale terminals, personal identification number entry devices and smart card systems.

In April 2005, as part of our strategy to increase recurring revenues, we purchased specified assets and assumed specified liabilities of Lipserv Do Brasil Ltda., a Brazilian company, comprising LipServ's business of rendering services related to equipment for computing, telephony and payment systems, as well as supply of payment resources systems, consulting services, development of computer programs and applications, logistics, installation, maintenance and, repairs.

Our ordinary shares began trading on the Nasdaq National Market in January 2004.

Principal Capital Expenditures

We had capital expenditures of $5.2 million in 2005, $4.3 million in 2004 and $1.5 million in 2003. We expect that our capital expenditures will be approximately $7.8 million in 2006. We have financed our capital expenditures with cash generated from operations.

Our capital expenditures in 2005 consisted primarily of purchase of computers and ERP system for $1.7 million, the purchase of manufacturing equipment for $1.6 million, the purchase of office space leasehold improvement for $1 million, the purchase of office furniture for $724,000 and the purchase of vehicles for $178,000. Our capital expenditures in 2004 consisted primarily of the purchase in Israel of office space and leasehold improvement for $1.6 million, the purchase in Israel of manufacturing equipment and computers for $1.5 million, the purchase of office furniture for $550,000 and the purchase of vehicles for $545,000. Our capital expenditures in 2003 consisted primarily of the purchase in Israel of manufacturing equipment for $325,000 and the purchase in the U.S. of office furniture and equipment and computers and peripheral equipment for $492,000 and the purchase of vehicles for $215,000.

B.	BUSINESS OVERVIEW

Overview

We are a leading worldwide provider of electronic transaction systems and solutions for the payment industry. Our systems and solutions are used mainly for processing debit and credit electronic payments and are also used for other electronic transactions such as prepaid cell-phone airtime, ATM cash withdrawal, lottery ticket purchase, loyalty programs, gift cards and transportation ticketing. Our products include landline and wireless point-of-sale, or POS, terminals, personal identification number, or PIN, pads, electronic cash registers, self-service systems that include automatic teller machines, or ATMs. In addition, we provide a range of software solutions for a variety of retail applications and other terminal and transaction-related applications such as prepaid systems and terminal fleet management. Our electronic transaction systems are generally sold or leased under our NURIT brand name, as well as under the Dione brand. Our systems are designed to be reliable, easy to use, and cost-efficient and provide our customers with a low total cost of ownership and additional revenue generating opportunities. We have established ourselves as a technology leader in the electronic payment industry by developing and integrating advanced technologies and security features and applications into our products. In addition, we are continuously developing new revenue sources through penetration into vertical markets, such as prepaid cellular air time and service of our terminals.

Our customers consist primarily of distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. Distributors, independent sales organizations, value-added resellers and payment processors generally resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Banks and financial institutions generally provide our terminals to their end-users. In Israel and certain other countries, we sell or rent POS terminals, PIN pads and electronic cash registers directly to a limited number of end-users.

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd., a U.K. based company. Dione is a supplier of point-of-sale terminals, PIN pads and smart card-based payment systems with applications and managed services that help merchants improve margins and customer satisfaction. Dione specializes in the design, development and provision of card transaction terminals supporting payment and value-added applications for retailers, including integrated PIN and smart card, known as Chip & PIN, solutions, standalone terminals for deployment at small to medium size enterprises, or SMEs, wireless terminals for the portable/mobile sectors and secure solutions for unattended payment. Dione also specializes in the provision of managed professional services such as on-site and call-center support with remote terminal management. Dione sells primarily to customers in the U.K., Finland and South Africa. Since we purchased Dione, we have expanded the sale of Dione products to customers in Mexico, Germany and Spain.

In April 2005, as part of our strategy to increase recurring revenues, we completed the purchase of specified assets and assumed specified liabilities of Lipserv Do Brasil Ltda., a Brazilian company, comprising LipServ's business of rendering services related to equipment for computing, telephony and payment resources, as well as supply of payment resources system consulting services, development of computer programs, applications, logistics, installation, maintenance, repairs and congeners services.

Industry Background and Trends

The electronic payment system serves as the interface between consumers and merchants at the point of sale and with the payment processing infrastructure. It captures critical electronic payment data, secures the data through sophisticated encryption software and algorithms and routes the data across a range of payment networks for processing, authorization and settlement. A card-based POS transaction typically begins when a customer presents a credit or debit card to a merchant for payment. A POS terminal captures the customer’s account information from the magnetic strip or electronic chip on the card and electronically transmits this information and the transaction amount to a transaction processor. The processor then electronically communicates with the financial institution that issued the card to determine whether to authorize the transaction. After the determination is made, the processor transmits an authorization or rejection response to the terminal. If the transaction is authorized, the cardholder’s account is charged for the transaction. In some cases, merchants also use POS terminals for offline payment authorizations. To authorize an offline transaction, the terminal applies algorithms to the information stored on the terminal and the card, thereby avoiding the time and cost associated with verifying each transaction individually over a landline or a wireless network.

Global Shift Toward Electronic Payment Transactions

North America

The use of card-based forms of electronic payment such as credit and debit cards by consumers in the United States is significant and continues to increase. According to The Nilson Report, in 2003, card-based payments (including credit, debit and prepaid cards) in the U.S. accounted for 33% of total consumer payment transactions and 35% of total purchase amount in dollars, representing $2.1 trillion of expenditures, compared to 28.6% of total consumer payment transactions, representing $1.8 trillion of expenditures in 2001. Card-based payments in the U.S. are expected to represent 44% of total consumer payment transactions by 2008. According to the U.S. Department of Commerce, card payments accounted for approximately 24% of all transactions in the U.S. in 1997, increased to 34% by 2002 and are expected to constitute a majority of all transactions by 2007. According to The Nilson Report, the United States has the highest concentration of credit and debit cards per capita, with an average of 2.41 cards per person in 2000 that is expected to grow to 3 cards per person by 2007. The proliferation of credit and debit cards has made the acceptance of card-based payments almost a necessity for businesses of all sizes in order to remain competitive.

Europe

While credit and debit card usage has grown significantly in the U.S., usage in Europe has grown even faster as the current level of penetration of payment cards and terminals is lower in Europe than in the U.S. In 2002, Visa and MasterCard’s international transaction volume increased by 15.4%, as compared to their U.S. transaction volume, which increased by 11.1%. According to Frost & Sullivan, the number of POS terminals shipped annually in Europe and the Middle East region is expected to grow from 2.6 million in 2003 to 5.1 million by 2007. In addition, according to The Nilson Report, in Europe the number of credit and debit cards per person is expected to grow from 0.35 in 2000 to 0.70 by 2007. Increased credit and debit card use in Europe has led to the implementation of increased security measures and new security standards. These standards are expected to drive additional growth in sales of payment systems.

Emerging Markets

The largest growth in card-based payments is expected to occur in emerging markets in Latin America and Asia. The increasing use of card-based payments in developing markets such as China, India and Russia are important drivers of growth for POS systems. According to The Nilson Report, the average ratio of cards to people in these regions shows even greater potential, with the number of cards expected to more than double relative to the population between 2000 and 2007. According to Frost & Sullivan, annual shipments of POS terminals in Latin America and Asia-Pacific are expected to grow from 2 million in 2003 to 5 million by 2007. The increasing adoption of electronic payments in these regions is driven primarily by economic growth, improving infrastructure development, support from governments seeking to increase VAT and sales tax collections and the expansion of wireless networks. As electronic payment adoption increases in these markets, merchants, government agencies, banks and retailers will need to purchase equipment to process card-based POS transactions.

Evolution of Point-of-Sale Equipment and Applications

To accommodate the growth of card-based payments and to facilitate the electronic processing of these payments, automated POS systems were introduced in the early 1980s. These POS systems improved accuracy, lowered costs, decreased transaction time, improved settlement procedures and reduced credit card abuse and fraud compared to the manual, paper-based processes of non-automated POS systems. New technologies are continually being introduced in the continuous battle against payment card fraud. These technologies include smart cards, which provide much greater protection from counterfeiting than magnetic stripe cards, secured hardware and software systems, and the use of increasing complex encryption algorithms.

New applications developed in recent years have greatly expanded the functionality that POS terminals are able to provide. These new applications include gift and loyalty cards, prepaid cellular phone card activation, signature capture on the terminal screen, electronic capture and storage of receipts, electronic check truncation (which refers to the conversion of a paper check to an electronic transaction), e-mail, interactive couponing and advertising. We believe merchants are increasingly demanding these new applications. Advances in microprocessing technology, storage capacity and software are enabling the increased functionality at the point of sale that allows many of these new applications, as well as the performance required for improved encryption. These applications and security measures require greater memory and faster processing speeds than most of the installed base of POS terminals is capable of supporting. As a result, a significant portion of the installed base of POS terminals will likely need to be replaced with newer, more powerful terminals.

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

Broadband and IP Connectivity.

Broadband connectivity provides faster transmission of transaction data at a lower cost, enabling more advanced payment and other value-added applications at the point of sale. Major telecommunications carriers have expanded their communications networks and lowered fees, which allows more merchants to utilize IP networks cost effectively. The faster processing and lower costs associated with IP connectivity have opened new markets for electronic transaction systems, many of which have been primarily cash-only businesses. We were one of the first manufacturers to offer wireless electronic payment solutions that increase transaction processing speed, throughput and mobility at the point of sale, and offer significant security benefits by enabling consumers to avoid relinquishing their payment cards. A portable device can be presented to consumers, for example, for payment at the table in full-service restaurants or to pay in other environments, such as outdoor arenas, taxi cabs and gas stations.

Increasing Need for Security

The growth of electronic payments has been accompanied by an increase of payment fraud. According to The Nilson Report, members of the Visa and MasterCard associations lost approximately $3.8 billion to fraud in 2002, an increase of 15% over 2001. In the U.K. alone, according to the U.K. Association for Payment Clearing Services, total card fraud rose by 18% to 478.8 million British pounds in the 12 month period ended June 2004. In response to this, payment processors and terminal providers are aggressively pursuing ways to increase the security of their payment networks. These measures include:

•	the use of a PIN to initiate a transaction at the point-of-sale;

•	terminal hardware and software designed to prevent skimming or copying account and PIN data;

•	encryption algorithms, which securely protect the transaction and authenticate information; and

•	migration to smart cards with embedded processors, which are more difficult to duplicate and contain significantly more information than traditional magnetic strip cards and can be programmed to support different applications.

The major card associations have introduced new security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International established EMVCo LLC, a smart card standards organization, which prescribed new specifications that all new and existing terminals must meet in order to be certified as acceptable for use by their member merchants. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. These standards are continually reviewed and updated. Deadlines for EMV compliance vary by card association and region. In 2004, Visa International and MasterCard International introduced the new Payment Card Industry PIN Entry Device, or PCI PED, security standards. The PCI PED standards are replacing the previous Visa PED requirements introduced by Visa International in 2002. These physical and logical security requirements apply to all PIN entry devices, or PEDs, that are used in a POS device that can accept a Visa or MasterCard cardholder’s PIN for authorization. These requirements mandate that all newly deployed PIN acceptance devices for POS terminals pass testing by a PCI-recognized laboratory and be approved by Visa or Mastercard.

The major payment organizations have also introduced data security standards intended to reduce the risk of other cardholder data being fraudulently accessed. They have defined auditing requirements for card payment acquiring financial institutions and merchant systems to assure that these standards are met.

Electronic transaction systems must also comply with evolving country-specific security regulations and with the recommendations of quasi-regulatory authorities and standards-setting committees, which address, among other things, fraud prevention, processing protocols and technologies utilized. New standards are continually being adopted as a result of worldwide fraud prevention initiatives, increasing the need for system compatibility and new technology developments.

This focus on security and the introduction of EMVCo and PCI PED requirements is creating increasing demand for POS terminals that incorporate advanced security features, ensure interoperability and are capable of supporting new security methods and requirements.

Impact of Wireless Communications

The wireless communications industry has grown substantially in the U.S. and globally over the past twenty years. Major wireless technologies that are now available for cost effective secure POS terminal solutions include cellular, WiFi and Bluetooth. The communications costs of these networks can be less expensive and faster than landline networks. These technologies are often the most suitable solutions for countries with limited, or virtually nonexistent, landline networks.

The increased use and availability of wireless communications are also enabling businesses in the hospitality sector, transportation and delivery businesses to provide fast, efficient, secure payment transaction authorization over wireless networks. Wireless technology affords ease of use in hospitality applications such as restaurants, hotels and unattended payment environments such as transportation terminals and vending machines. In addition, there is an increasing trend towards use of secure PIN rather than signature to verify the cardholder's identity, both for EMV compliant transactions and for traditional magnetic stripe debit transactions. The resulting need for the cardholder to interface with the terminal or PIN Pad during the transaction increases the attractiveness of wireless portable terminals that may be brought directly to the customer. The growth of wireless telecommunications and the speed and cost advantage offered by wireless communications are creating a demand for compact, easy-to-use, reliable, wireless POS systems that provide rapid transaction processing for businesses that have traditionally relied on paper or coin-based payments.

Bluetooth is a wireless protocol enabling seamless voice and data connections between a wide range of devices through short-range digital two-way radio. It is an open specification for short-range communications of data and voice between both mobile and stationary devices. We are utilizing the broadening capability of Bluetooth technology in certain of our products, mainly the Dione products.

WiFi (or Wireless Fidelity) is a standard wireless local area network that uses high frequency radio signals to transmit and receive data over distances of a few hundred feet, using IP protocol. We are utilizing the WiFi technology in certain of our products, such as the NURIT 8000.

Market Opportunity

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

Our Solution

Our electronic transaction systems provide merchants and transaction processors with the following key benefits:

Broad, integrated product suites.    We have developed a comprehensive suite of electronic transaction systems that are easy to use, provide fast, secure transmission of payment and other data and offer significant value on a price-to-performance basis. Our NURIT and Dione product lines are each based on its own operating platform that allows the same applications to be implemented across each family's products. This makes it more cost-effective for our customers to purchase additional POS products from the product line it uses than it would be to invest in new products from our competitors. In addition to features specifically geared to payment application development, each platform allows the development of non-payment applications for vertical markets, such as prepaid cellular air time, loyalty cards and inventory management.

Comprehensive security features.    Our electronic transaction systems offer high levels of security. Our payment terminals and PIN pads are designed to be tamper resistant and tamper responsive so that all sensitive data is instantly erased if any attempt is made to access the terminal’s electronics or if the device is opened or tampered with in any way. These terminals also provide visual evidence of any attempted tampering. We have implemented Triple DES (Data Encryption Standard) encryption into our terminals so that they are compatible with the migration of payment systems to this latest industry encryption standard. Our operating systems prevent multiple, independent applications from accessing each other’s data and assure that application software cannot access encryption keys or secure data, further protecting the security of transaction data. In addition, we have received EMVCo approval for our systems which accept EMV card payments. Our landline and wireless terminals and PIN pads introduced since mid-2003 have received Visa PED security approval. In late 2004, Visa International and MasterCard International published new requirements, known as Payment Card Industry PED, or PCI PED. We have received PCI PED approval for several products, and intend to receive it for our new payment devices that accept PIN.

Modular and customizable architecture.    We build our POS systems using advanced, modular hardware and software architectures and proprietary customization and management tools. This helps us shorten our production time, reduce manufacturing errors and meet the individual needs of our customers. Our modular architectures allow us to add different software applications to our terminals using our proprietary operating systems based on a customer’s individual requirements, while maintaining compatibility with electronic transaction systems manufactured by others. Each of our NURIT and Dione operating systems allow the same applications to be deployed across its product line. This enables us to introduce new products in a cost efficient manner. As a result, new software applications, upgrades and processing system interfaces, also known as protocols, that are developed for one of our products by us or third parties can be easily integrated into other current and future products in the same product line. We employ advanced hardware components, including proprietary application specific integrated circuits, or ASICs, and Flash memory, to produce customized products rapidly, efficiently and cost-effectively.

Complete solutions for specific market needs.    We focus our research and development efforts on specific market needs and continually seek to combine our POS systems with proprietary or third-party applications and related services to offer complete solutions that address each stage of the transaction process. For example, we have developed several applications and technologies such as time and attendance and store management applications that integrate the POS terminal with the accounting, inventory management and marketing systems of a merchant. These features transform our POS terminals into critical components of merchants’ operations and help them to improve their profitability, increase efficiencies and retain their customers. We also offer our customers a proprietary management system that operates on our network or our customer’s network and enables remote downloading, software maintenance and customer support for the end-users of our products. We have developed a general-purpose transaction switch which allows payment and value-added transactions to be securely switched to the correct processor, simplifying deployment and network management for our customers.

Low total cost of ownership.    Our electronic transaction systems are designed to provide our customers and end-users with a lower total cost of ownership than competing products. A bank or transaction processor’s total cost of ownership takes into consideration the cost of the hardware and software required to operate the system, the reliability of the system, the effort required to provide merchant support, the ease with which new software can be developed, installed and modified and the speed with which new hardware platforms can be integrated and deployed. Our products incorporate easy-to-use keyboard configurations and monitor displays and user-friendly self-help features that minimize the amount of merchant support a bank or transaction processor must provide to resolve problems that a merchant experiences. We train the help desk personnel of our customers to use our NURIT Control Center Terminal Management System so that our customers can respond to most inquiries received from merchants and remotely update the software and deployment parameters of a merchant’s terminals through a modem connection. Our modular and customizable architecture simplifies the process of developing, installing and modifying new software applications on our terminals. In addition, software compatibility between products in a product line simplifies the process of incorporating terminal models with new capabilities into an existing terminal network.

Our Strategy

Our objective is to continue our growth and become the leader in the electronic transaction systems market worldwide. The principal elements of our strategy include:

Seek market leadership in target markets.    A key aspect of our marketing strategy is to select attractive target markets and concentrate our efforts to become a leader in these markets. We divide the POS terminal market into five primary segments: standalone retail merchants, multi-lane retail stores, quick service restaurants, petroleum and government. Our marketing efforts historically were focused primarily on the standalone retail merchant segment. With the purchase of Dione, we have entered, and plan to continue to expand sales to, multi-lane retail stores and the petroleum industry. In addition, we are adding products that target the market for unattended payment systems. We target specific geographic markets as well based on the existing level of penetration of card-based payments, the opportunity for rapid growth in the adoption of card-based payments and the competitive landscape for POS systems. Currently, our primary geographic markets are the U.K., the U.S., Turkey, Brazil, Spain, China and Israel. We also sell in Italy, Russia, Greece, Australia, Argentina, Colombia, India, Taiwan, Asia Pacific, Finland, South Africa, Canada, Mexico, Germany and certain countries in East Europe.

Acquire complementary businesses and technologies.    We expect to pursue the acquisition of complementary businesses and technologies or the establishment of joint ventures to expand our marketing and distribution capabilities, enhance the features and functionality of our electronic transaction systems, facilitate the creation of solutions in the most timely fashion and increase our penetration in targeted markets. We acquired the business of Dione in October 2004, and of Lipserv in April 2005, as part of this strategy.

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

Increase our recurring revenues.    We expect the percentage of our total revenues that is generated from recurring sources to increase because many of our newer services are billed on a contractual basis. For example, we offer our POS terminals to some customers on a rental basis in Israel, the U.K. and Finland and bill these customers monthly for this service. Additionally, we provide after-sale support and extended warranties under long-term contracts, as well as value added applications. We believe there is strong potential to increase our revenues from these services due to our expanding installed base world-wide. We expect to generate revenues from our prepaid systems from each transaction for the sale of prepaid cellular airtime and other prepaid services at the point-of-sale. In 2005, we began generating revenue from transactions that take place at our ATMs that are installed in selected retail locations in Israel.

Penetrate new market segments.    We have expanded our targeted market segments to include markets that are not typically associated with payment systems and that can utilize our terminals and our specialized applications. We believe that our broad, integrated suite of products, our modular and customizable architecture, our value-added applications and the low total cost of ownership of our products make us particularly well suited to meet the increasing demands in these market segments. For example, we provide state lotteries with customized terminals that allow the end-users to automate lottery processing, including number selections, payment and generation of winning vouchers. In addition, we offer customized loyalty card programs that our customers can use to promote loyalty and repeat sales by their customers. A version of our handheld wireless terminal with WiFi local area networking is being deployed in fuel stations in China. Through the combination of an ATM based prepaid system with wireless POS terminals, we are offering in Europe the ability to provide a cashless sports stadium. The demand for POS systems is increasing in these new market segments and we expect them to be an important source of our future growth.

Extend our technological leadership.    We have established ourselves as a technology leader in the electronic payment industry by developing innovative POS payment terminals and related products. For example, we believe that we were the first in our industry to offer technologies such as 32-bit processors, which are significantly faster than the traditional 8-bit or 16-bit processors that are used in much of the installed base of terminals, and Flash memory, which allows for easy remote downloading of software updates to our terminals. Our current ASIC processor used as the basis for the NURIT hardware design is based on ARM7 TDMI technology and our new ASIC processor, currently under design, will be based on ARM9 technology, which allows for a higher level of circuit integration and serves to simplify and reduce the cost of design while providing elevated performance and additional capabilities. Our research and development activities are driven by present and anticipated market needs and opportunities, which we determine based on discussions with our customers. For example, we began to offer retail ATMs, automatic scrip machines, wireless POS terminals and smart card products in response to specific market needs. We intend to use our technological expertise to continually upgrade our existing products and introduce new products to maintain and enhance our competitive position.

Products

We design, manufacture and sell a broad suite of electronic transaction systems. Our systems and solutions are used mainly for processing debit and credit electronic payments and are also used for other electronic transactions such as prepaid cell-phone airtime, ATM cash withdrawal, lottery ticket purchase, loyalty programs, gift cards and transportation ticketing. Our principal products are landline and wireless POS terminals along with related PIN pads. We also offer self-service systems and electronic cash registers that incorporate technology similar to that used in our POS terminals. We generally market our products under our NURIT brand name, as well as under the Dione brand name of our Dione subsidiary. We recently introduced the Lipman ATM Switch System, which complements the Lipman ATM Management System in building a complete ATM network. We have also added Dione’s integrated PIN and smart card solutions including merchant terminals and PIN pads and card readers, and unattended payment terminal, or UPT, products. The Dione UPT products can be supplied as OEM devices for integration into third party equipment such as ticketing systems and vending machines. Our proprietary operating systems are included in all of our programmable devices.

Point-of-Sale Terminals.    We offer compact, low-cost landline and wireless POS terminals that accept all types of magnetic and smart cards and support credit, debit, check, electronic benefits transfer, gift cards and other electronically submitted transactions. Our terminals contain built-in receipt printers, keyboards and easy-to-read liquid crystal displays. Our POS terminals are designed to occupy minimal counter space and some are wall or swivel-base mountable or hand-held for portable use. A new product introduced in 2005, the NURIT 8210, combines the benefits of a countertop terminal with the PIN-entry convenience of a separate PIN Pad. Our POS terminals are easily integrated with a variety of optional external devices such as PIN pads, check imagers, contactless card readers and barcode readers. Our POS terminals have a user interface that can be adapted to the local language in the markets we serve, with customized applications for specific industry use.

Our landline POS terminals are low cost, compact systems that complete transactions with rapid online authorizations in permanent locations such as supermarkets, retail stores and restaurants. We offer our users the ability to customize features, including terminal color, company logo, language fonts and keyboard functionality.

Our wireless POS terminals provide quick and efficient online transaction authorization for outdoor locations and mobile retailers. Our wireless solutions use cellular, WiFi and Bluetooth technologies. We believe that our wireless POS terminals are more efficient and, in many markets, less expensive to operate than landline POS terminals. In addition to handheld wireless terminals, we have also introduced countertop wireless terminals. As the cost of communication through wireless systems decreases, we expect to further capitalize on our ability to provide cost-efficient wireless POS terminals.

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

Self-Service and Unattended Payment Systems.    We have applied our technology and experience in developing POS terminals to developing a line of self-service systems. We offer full-size, free standing, countertop and wall-mounted self-service kiosks. Our free standing self-service systems include NURIT ATMs and scrip machines. These products incorporate the same technology used in our POS terminals to rapidly process a customer’s request to receive cash, access banking information, make cash or credit card payments or purchase prepaid services. Our ATMs are designed for non-bank or financial institution deployments and are targeted at high traffic retail locations and offices. We believe that our ATMs are more cost-efficient and easier to install and maintain than retail PC-based ATMs because our ATMs are based on the same technology as our POS terminals. Our scrip machines are counter-top and wall-mounted kiosks that dispense printed coupons or tickets that can be used to purchase goods or services, but do not dispense cash. These scrip machines can be used at venues such as theaters, fast food restaurants, malls and airports.

Our NURIT self-service systems can support multiple value-added applications, including dispensing phone cards, gift cards and stored-value cards and initiating cash transfers. Our self-service systems accept cash, loyalty cards, credit cards and debit cards to pay for these services, as well as smart cards for prepaid services. Our self-service kiosks satisfy both the customer demand for greater convenience and the need of the site owner to enhance revenue and promote brand equity. These kiosks also enable us to generate recurring revenue from sales of the products dispensed by the self-service system.

Our Dione Unattended Payment Terminal, or UPT, uses Dione’s core, secure module and houses it in a number of casings, approved and appropriate for operation in both indoor and outside locations. The UPTs have begun to be sold directly to major retailers for integration in customer operated payment systems, such as self checkouts, user operated sales kiosks and pay-at-the-pump operations in fuel dispensing. The same devices are also provided to a number of distributors who work with manufacturers and operators of vending and gaming equipment to enable secure payment.

ATM Management System.    Our web-based ATM Management System provides remote 24/7 monitoring of ATM activity in retail environments. This allows operators of ATM networks to optimize cash inventory based on geographic and time-related usage patterns, analyze financial results in order to determine the best ATM placement and identify potential operational problems related to the ATM. In addition to ATM network monitoring, our ATM Management System provides tools for remotely configuring of ATMs, updating software and downloading advertising that appears on the ATM screen.

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

We formed a joint venture in 2004 with an Israeli bank and a credit card company to operate our ATMs in Israel. Installations began in mid-2005 and, as of February 28, 2006, 130 of our ATMs had been installed, or 9% of the total ATMs installed in Israel.

Our Dione Solution for Multi-Lane Retail Stores.    Our Dione magnetic stripe and smart card reader services high throughput multi-lane retail markets in their need for a chip and PIN solution. This reader enables the magnetic stripe and chip to be read in a single movement. As a result, it delivers real operating benefits at the point of sale, such as improved checkout times, reduced operator training and minimal effort for the customer.

NURIT Control Center (terminal management system).    Our NURIT Control Center is a proprietary management system that operates on our or our customer’s network and enables direct and remote downloading, software maintenance and customer support for the end-users of our products. Our NURIT Control Center allows us to provide support to our customers and allows either us or our customers to provide support to their end-users. Remote downloading is a critical tool that allows our customers to update their installed POS terminals remotely in a quick and efficient manner, thereby eliminating the need to replace their terminals or send technicians to each terminal site to manually update the terminals. We train the help desk personnel of our customers to use our NURIT Control Center so that they can respond to most inquiries they receive from their end-users. The help desk personnel of our customers, as well as our help desk personnel, can utilize our NURIT Control Center to remotely update an end-user’s terminal through a modem connection. Our Dione brand offers a similar control center for its suite of products.

Dione Terminal Management System.    The Dione terminal management system offers the ability to carry out remote diagnostics and software downloading, as well as service monitoring, location tracking, warranty tracking and identification of callers to the helpdesk. For clients and distributors there is version control of software, messaging and other support activity to maintain terminal resilience.

Prepaid System.    Our Prepaid System is a server-based system for the sale of cellular airtime from multiple cellular operators on our self-service systems, POS terminals or electronic cash registers. Depending on the infrastructure of each cellular operator, our system can connect online directly to the cellular operator to prepay for airtime upon sale or purchase airtime in advance and maintain a virtual stock of codes for sale.

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

The joint venture which we formed with two partners commenced commercial sales of our Prepaid System in Israel in late 2003 and has an installed base of approximately 1,800 units as of December 31, 2005, including several multi lane retail chains. We hold a 25% stake in this joint venture.

Customers and End-Users

Our customers are mainly distributors, independent sales organizations, value-added resellers, payment processors and financial institutions, including banks and credit card companies. Distributors, independent sales organizations, value-added resellers and payment processors generally resell our products to end-users, which are typically small and mid-sized retail businesses and multiple retail stores of large corporations in a variety of industries, including fast food chains, multi-lane retailers, furniture stores and convenience store chains. We also manufacture privately branded products for large reseller customers. Banks and financial institutions generally provide our terminals to their end-users. In Israel and certain other countries, we also sell or rent directly to a limited number of end-users. Through December 31, 2005, we had shipped more than 3,100,000 NURIT and Dione terminals to locations in 24 countries.

In 2005, we derived approximately 26.2% of our revenues from our four largest customers and 46.3% of our revenues from our ten largest customers. In 2004, we derived 26.8% of revenues from our four largest customers and 52.0% of our revenues from our ten largest customers. We expect to continue to rely on a limited number of customers for a significant percentage of our revenues.

Customer and End-User Service and Support

We are committed to providing high quality, reliable products, and superior service and support for our products. Customer and end-user service and support are an integral part of our business activities. We have assembled a technical support team with localized expertise in Israel, the U.S., Turkey, the U.K., Finland, Spain, China, Brazil and Russia. Our offices and our customers in these countries utilize our NURIT Control Center, our Dione Terminal Management System or local products with similar capability. In most locations, we use MyNurit.com and Emulator as well as our modular application software to provide customized POS systems for customers or end-users.

MyNurit.com is a web-based tool we make available to our resellers and distributors to streamline and automate their terminal sales and support processes, including contact management, ordering, payment, troubleshooting, downloading terminal software and interactive training. MyNurit.com also provides our resellers with access to our database containing numerous articles related to our industry and allows our resellers to earn and redeem points under our value incentive program, or VIP, reward program. Emulator is our seamless application development environment, that combines a software development tool kit with testing and help desk personnel training programming modules. It enables our customers and third-party application developers to rapidly design, write, test and deploy new terminal applications in a graphical user interface environment.

We provide a wide range of support services that increase our profitability and meet the needs of our customers. Our value-added services include help desk services for end-users in the U.S., Finland and Israel, terminal download services to download merchant specific parameters in the U.S. and Israel, PIN pad encryption services and applications in the U.S., customized deployment and packaging services in the U.S. and Israel and web-based training, in the U.S., Brazil and other countries. We offer our NURIT Control Center and Emulator in all countries.

We typically offer a limited one-year warranty, although we also offer warranties that range from one to five years. Our warranty generally provides that we will repair or replace products with defects in materials or workmanship. We also sell extended three to five year warranties for our products in the U.S., Israel, the U.K., Finland and Turkey.

Sales and Marketing

Our sales and marketing department is responsible for product management, technical services, application development, international sales, account management, sales administration and marketing communication. Our product management group analyzes and identifies product and technology trends in the marketplace and works closely with our research and development group to develop new products and product enhancements. Our product management group also manages our international certification processes and has the overall responsibility for the implementation of security features across our product range. Our technical services team provides support for application development by our subsidiaries and distributors, facilitating interchange of knowledge and solutions within Lipman.

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

Our account management group, which is primarily located in Israel, works closely with our distributors and value-added resellers to provide them with sales tools, technical training and on-going logistical support that facilitate their sales and support efforts. Our sales administration group supports our sales offices and our customers with all areas of their sales activities. Our corporate marketing communications group is responsible for our marketing programs, including corporate and product branding, trade shows, press releases, press interviews, speaker engagements, training and technology seminars, print advertising, sales and marketing material and white papers, articles and newsletters.

As of December 31, 2005, we had 225 sales and marketing employees, representing 23% of our total workforce. Our sales and marketing employees were located as follows: 70 in Israel, 67 in Turkey, 34 in the U.S., 15 in the U.K., 11 in China, 9 in Finland, 7 in Latin America, 3 in Canada, 2 in each of Spain, Italy and India and 1 in each of Mexico and Russia. We also use independent sales representatives in some countries.

Manufacturing

Until the end of 2005, we had two manufacturing facilities located in the same industrial park in Rosh Haayin, Israel, one for printed circuit board assembly operations, and the other for final assembly, testing and packaging of our products. In January 2006, we completed the consolidation of these two facilities into one location at the industrial park. The consolidation achieves an improved work flow, as well as enhancing our manufacturing capacity.

In our production facilities, we use sophisticated surface mount technology, or SMT, assembly lines, extensive testing equipment and quality control procedures for components, subassemblies and final products. We use subcontractors in Israel for assembly of printed circuit boards, or PCBs, and peripherals to handle peak demands and thereby optimize the use of our own manufacturing facilities. Our materials, planning, purchasing and logistical processes are coordinated through our enterprise resource planning system that is an integrated software system we use to manage our resources.

We have a manufacturing agreement with Sanmina-SCI Integration do Brasil Ltda., a Brazilian company, under which Sanmina procures components, parts and raw materials, and stores Lipman-supplied or consigned components and/or finished products. Sanmina manufactures, assembles, tests, inspects, configures and ships NURIT products designated for sale in the Brazilian market. Manufacturing at this site commenced in August 2004. This manufacturing operation is entitled to tax benefits under Brazilian law that lowers the cost of NURIT products sold in Brazil. Core sub-assembly manufacturing for these products is still performed at our Israeli facility.

In the third quarter of 2005, our subsidiary in Turkey began to operate a manufacturing facility in Izmir. Manufacturing in Turkey is expected to reduce production costs and to be part of our disaster recovery plan. We are also investigating local manufacturing in India, China and other markets where import taxes can run as high as 40% or where laws or regulations require local manufacturing.

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

We update our forecasts on a weekly and monthly basis and review daily materials requirement planning to optimize our inventory and raw materials supply. We procure all components and raw materials used in our products centrally, based on our forecasts, to obtain favorable prices. We maintain strong relationships with our suppliers to ensure that we receive an adequate supply of components and raw materials at favorable prices and to access their latest technologies and product specifications. In addition, we use advanced logistic systems and supply management tools to increase the efficiency of our operations.

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

In addition, we have a supply agreement for the purchase of all of our thermal printer modules from Seiko Instruments Inc. Purchases from Seiko under this agreement accounted for 15.0% of our total purchases of raw materials in 2004 and 13% of our total purchases of raw materials in 2005. From time to time we pay our suppliers in advance to assure a supply of components at a fixed price. As of December 31, 2005, we had advanced $906,000 to our suppliers.

As of December 31 2005, we had 220 employees in our manufacturing division, representing 18% of our total work force, with 175 of these employees located in Israel and 45 of these employees located in Turkey.

In 2005, the majority of Dione’s products were manufactured on a full turn-key basis by Wincor-Nixdorf Pte. Ltd. Singapore. Under a manufacturing and supply agreement, Wincor procures components, parts and raw materials and manufactures all products for Dione based on an agreed product schedule for each product type. Wincor supplies the products to Dione based on a delivery schedule included in a purchase order placed by Dione from time to time. The purchase order specifies the prices set by Dione and Wincor. However, the prices are subject to change based on monthly price reviews of critical components. Dione provides Wincor with the tooling to use for the manufacture of the products for Dione and Wincor has agreed not to manufacture and supply the same products to a third party without the prior written consent of Dione. This agreement is automatically renewable for successive one year periods subject to an annual review and update unless terminated by Dione or Wincor by giving at least three months' written notice to the other party. We began manufacturing some of Dione’s products at our Israeli manufacturing facilities during 2005. We expect in 2006 to manufacture an increasing amount of Dione’s products at our manufacturing facility in Israel.

Seasonality

Historically, our revenues and results of operations have been stronger in the second half of the year as a result of increased purchases of POS payment systems to satisfy increased retail demand during the holiday season. Furthermore, our customers’ capital budgets typically end at the end of the year, which leads to higher spending at the end of the year.

Competition

Competition in our industry is intense, and we expect it to increase. Some of our competitors are more established, enjoy greater market recognition and have greater financial and marketing resources than we do. Our principal competitors in the market for electronic transaction systems include Ingenico, VeriFone and Hypercom. We also compete with Axalto, a division of SchlumbergerSema, Sagem and Thales e-transactions, as well as local competitors in certain regions where we operate. These competitors and others may be able to respond more quickly to new or emerging technologies or changes in customer requirements or benefit from greater economies of scale. They compete with us in some cases by offering more aggressive pricing or devoting greater resources to product marketing than we do.

The principal factors on which we compete are security, availability of certifications, cost of ownership and price, value-added services provided, performance, ease-of-use, flexibility, customer support and scalability. We believe that our products compete favorably based on these factors and that our implementation period is shorter than that of our competitors, providing us with a competitive advantage.

Industry Standards and Government Regulations

Our products must comply with industry and government standards with respect to, among other things, anti-fraud protection, processing protocols and technological matters. Industry and government security standards ensure the integrity of the electronic payment process and protect the privacy of customers using electronic transaction systems. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, increasing needs for system compatibility and developments in technology such as transactions and communication over the Internet. We actively participate in vendor forums advising electronic payment industry working groups that help develop market standards. The major credit card associations have introduced security standards to address the growing need for transaction security. Europay International, MasterCard International and Visa International have established EMVCo, a smart card standards organization, and prescribed specifications that all new and existing terminals must meet, according to a prescribed time table, in order to be certified for use in their respective systems. Other payment associations have also adopted the EMVCo specifications. These specifications are designed to ensure interoperability between smart cards and terminals on a global basis. We have updated our systems to comply with EMVCo specifications and received EMVCo certification for all of our systems that accept smart card payments.

Visa International also introduced physical security requirements that apply to all PIN entry devices, or PEDs, that are used at the point-of-sale. These requirements, known as Visa PED, mandated that all newly deployed PIN acceptance devices for POS terminals pass testing by a Visa-recognized laboratory and be approved by Visa. According to Visa’s regulations, all PEDs purchased by its payment processors after January 1, 2004 needed to have such approval. In 2004, Visa International and MasterCard International defined the more strict Payment Card Industry PIN Entry Device, or PCI PED, requirements which align their PIN entry device security requirements and are intended to meet new fraud threats. These requirements supersede Visa PED requirements for new devices introduced since January 1, 2005, and for existing devices whose three-year Visa PED approvals expire. MasterCard International also accepts the validity of Visa PED approvals for PIN acceptance devices deployed by their members for the duration of their three-year approvals. All non-approved devices used for PIN entry and deployed prior to January 1, 2004 are mandated to be replaced by approved devices by July 1, 2010.

In 2003, we were one of the first companies in the industry to have one of their systems pass Visa International’s security tests and to receive Visa PED approval. All of our recently introduced products intended for PIN entry, including landline and wireless terminals and PIN pads, have received either Visa PED or PCI PED security approval. We intend to comply with the PCI PED standard for all devices introduced since its effective date.

In addition to the globally recognized Visa PED and PCI PED standards, regional and processor-specific security standards are mandated in certain regions. Certain of our NURIT and Dione products have been approved by ZKA in Germany, Interac in Canada, Interpay in the Netherlands, APACS in the U.K., and APCA in Australia.

Both Visa and MasterCard are in the process of migrating from the DES encryption standard to the more secure Triple DES algorithm. In order to be ready to support these new security measures on their networks, Visa and MasterCard also require that all PEDs be capable of complying with these new security measures. All of our terminals, PIN Pads and self-service systems support Triple DES encryption.

There are also other certifications required by card processors, which are essential for deploying our terminals in the U.S. and other markets. These certifications assure purchasers that the terminals adhere to the processors’ functional and network requirements.

Our products also must comply with government regulations, including those imposed by the Federal Communications Commission and similar telecommunications authorities worldwide regarding emissions, radiation and connections with telephone lines and radio networks, and by the European Union regarding environmental issues, such as the directive on Waste Electrical and Electronic Equipment and the directive on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment. Our NURIT terminals have been certified as complying with a large number of national requirements, including Federal Communications Commission and Underwriters Laboratory in the U.S., CE in the European Union and similar local requirements elsewhere. In addition to national requirements for telecommunications devices, many cellular network operators have their own certification process for devices to be used on their networks. Our wireless terminals are presented for certification to operators as the need arises.

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

Intellectual Property and Proprietary Rights

We have developed a significant amount of proprietary technology, including intellectual property relating to our operating systems, our NURIT Control Center, our hardware design, our integrated development environment, our configuration software and our communication tools. We rely on a combination of trade secrets and confidentiality, non-disclosure and assignment of inventions agreements to protect our proprietary rights. We have three U.S. patents, one application pending and one provisional application pending in the U.S., three applications pending in the U.K., one application pending in Europe, an application pending in China, three applications pending in Israel, one application pending in Hong Kong and three Patent Cooperation Treaty, or PCT, applications covering our POS terminals. In addition, we have patent applications pending in the U.S., Europe and Israel covering our management system, and one PCT application covering cash management.

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

A purported class action lawsuit claiming violations of U.S. securities laws was filed on October 11, 2005 in the United States District Court for the Eastern District of New York against us and some of our officers and directors. The complaint alleges that the defendants violated federal securities laws by issuing a series of materially false and misleading statements throughout the purported class period of October 4, 2004 through September 27, 2005. The complaint seeks, among other things, unspecified damages and costs associated with the litigation. On December 12, 2005, Altshuler-Shacham Mutual Fund Management Ltd. and Altshuler-Shacham Ltd. moved for appointment as lead plaintiff. Defendants opposed the application. On February 24, 2006, Altshuler-Shacham Mutual Fund Management Ltd. and Altshuler-Shacham Ltd withdrew their motion to be appointed as lead plaintiff and sought the appointment of named plaintiff Eisenberg O. Management & Consulting Ltd. as lead plaintiff or leave for other purported class members to intervene as lead plaintiff. On March 7, 2006, defendants opposed these requests. We believe we have meritorious defenses to the claims in the complaint and will contest them vigorously.

In August, 2004, Verve LLC, a Texas limited liability company and purported assignee of certain patents (‘‘Verve’’), filed a complaint with the U.S. International Trade Commission (the ‘‘ITC’’) under Section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. § 1337, against Lipman Electronic Engineering Ltd. and our subsidiary, Lipman USA, Inc. The complaint alleged that Lipman and other companies in the POS industry named as respondents infringed a patent owned by Verve and violated Section 337 by importing and selling in the United States certain point of sale terminals. The ITC instituted an investigation based the complaint. The relief sought by Verve was an order from the ITC excluding Lipman and the other respondents’ products which are alleged to infringe Verve’s patent from entry into the United States and an order requiring the respondents to cease and desist from selling infringing point of sale terminals in the U.S. Lipman denied infringement and vigorously contested Verve's allegations in the ITC proceeding. In February 2005, Verve filed a motion to withdraw the complaint and terminate the ITC action. The ITC Judge granted Verve's motion to withdraw the complaint on June 8, 2005 and ordered Verve to pay sanctions for bad faith litigation. The ITC terminated the investigation favorably to Lipman on July 8, 2005 without any finding of infringement or imposition of any limitation on Lipman's right to import or sell POS terminals in the United States. The judge's sanctions order is under review by the ITC commission.

Also in August, 2004, Verve filed a complaint in the United States District Court for the Northern District of California against Lipman USA, Inc. and other parties, again alleging infringement of its patent. The complaint sought an injunction to prevent sale of the allegedly infringing products and unspecified monetary damages. On September 30, 2004, Lipman USA, Inc. filed a motion to stay the California District Court proceeding because Verve has alleged that Lipman infringes the patent in both the ITC proceeding and the civil action and these proceedings involve the same patent issues. The California District Court civil action was stayed, pending the conclusion of the ITC proceeding. Verve withdrew its California action in March 2005, and the California action was formally dismissed favorably to Lipman without any finding of infringement or imposition of any limitation on Lipman's right to import and sell POS terminals in the United States.

C.	ORGANIZATIONAL STRUCTURE

List of Significant Subsidiaries

Lipman U.S.A., Inc., Lipman Elektronik ve Danismanlik Ltd., Dione Ltd. and Lipman do Brazil Ltda. are our significant subsidiaries that we wholly own. Lipman U.S.A., Inc. is a New York corporation, Lipman Elektronik ve Danismanlik Ltd. is a company organized under the laws of Turkey, Dione Ltd. is incorporated in the U.K., and Lipman do Brazil Ltda is incorporated under the laws of Brazil.

D.	PROPERTY, PLANTS AND EQUIPMENT

We own our 61,000 square foot office located in Rosh Haayin, Israel. We first occupied the majority of this space in 1998 and purchased additional office space in November 2004, for a purchase price of $1.2 million, and in January 2006, for a purchase price of $320,000. Most of the office space is used by us for general office use and some areas are planned for future expansion. Our offices are located on land that we have leased from the Israeli Lands Authority for a period of 49 years, ending in 2041. Across the street from our owned office facility, we lease a 55,000 square feet production facility, service center and warehouse. The lease period ends in 2014, although we have the right to terminate this lease every 18 months beginning at the end of 2007.

We lease 27,900 square feet of office space in Syosset, New York. The term of the lease is through March 2009. We lease 20,000 square feet of office and light industrial space in Stokenchurch, England, the term of which runs through 2013.

We lease a 21,500 square feet in a building in the Aegean free zone, an industrial park located in Izmir, Turkey. This building includes our manufacturing facility in Turkey which became operational during the third quarter of 2005. The total amount of our investment for infrastructure and leasehold improvements in this building was $441,000.

We also have sales and support offices and representative offices in Miami, Buenos Aires, Sao Paolo, Mexico City, Beijing, New Delhi, Moscow, Istanbul, Madrid, Helsinki and Milan.

We believe that our current facilities are adequate for our operations as currently conducted and support projected future growth. If additional facilities are required, we believe that we could obtain additional facilities at commercially reasonable prices.

In 2005, we began a company-wide, multi-phase implementation of an Oracle application ERP, or Enterprise Resource Management. The implementation is expected to occur over a period of three years.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are ‘‘forward-looking statements’’ as that term is defined under the United States Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under ‘‘Risk Factors’’ in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the Securities and Exchange Commission.

A.	OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this Annual Report.

Overview

We are a leading worldwide provider of electronic transaction systems and solutions. Our products include landline and wireless POS terminals, PIN pads, electronic cash registers, self-service systems that include ATMs and related applications.

The growth of our industry is driven by the long term shift towards electronic payment transactions and away from cash and check payments, as well as by the need for improved security standards. Growth rates have been higher internationally than in the U.S. because of the relatively low penetration rates of electronic payment transactions in many countries and the interest by governments in modernizing their economies and using electronic payments as a means of improving VAT and sales tax collections.

Our revenues consist primarily of sales of our electronic transaction systems, and, to a lesser extent, rentals of our electronic transaction systems and maintenance and support services. Sales of our electronic transaction systems accounted for 86% of our revenue in 2005, 92.2% of our revenues in 2004 and 93.9% of our revenues in 2003.

We currently generate recurring revenue from rentals of our POS terminals in Israel, the U.K., Finland and the U.S. for which we bill our customers monthly and by providing after-sale support services. We are developing and have launched additional applications that are expected to generate recurring revenues in the future. We expect to generate revenues from our prepaid systems from each transaction at the point of sale for the sale of prepaid cellular airtime and other prepaid services. We intend to increase revenues generated from on-going service contracts in 2006. We expect that recurring revenues will represent an increasing percentage of our revenues over the next several years.

In October 2004, we completed the purchase of 100% of the share capital of Dione Ltd. from its shareholders. We paid $69 million in cash for all of the outstanding shares of Dione (not including acquisition costs of approximately $1.1 million). In addition, the acquisition agreement provided for additional purchase price of up to $33.4 million in cash, contingent upon Dione meeting certain financial targets in 2005 and 2006, and issuance of up to a maximum of 442,105 of our ordinary shares to the former shareholders of Dione, also dependent on the post-acquisition performance of Dione. As a result of Dione’s financial performance in 2005, we will not be required to pay any additional cash purchase price, or issue any of our ordinary shares, to the former shareholders of Dione.

Dione’s results of operations are included in our consolidated statement of operations from the date of acquisition. The inclusion of Dione into our consolidated results reduced our gross profit percentage in 2004 and 2005 and is expected to do so in 2006 because the gross margin on Dione’s products is considerably lower than Lipman’s products. This is caused primarily by the use by Dione of third party manufacturers while Lipman products are manufactured primarily at our own facilities and is expected to improve as we manufacture more of our Dione products at our own facilities.

The acquisition of Dione was accounted for as a purchase and, accordingly, the purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. During 2005, as a result of our annual impairment analysis, we determined that the goodwill of Dione was impaired. The recent under-performance of Dione's financial results, combined with a reduction of its future expected cash flows, resulted in a goodwill impairment charge of $10.5 million. The estimated fair value of the reporting unit was determined based on our best estimate of future cash flows from revenue and operating costs considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies. Amortization expenses in connection with the Dione acquisition are estimated to be approximately $2.9 million per year from 2006 through 2008; $2.6 million in 2009; $1.9 million in 2010, 1.6 million in 2011, $926,000 in 2012-2013 and $694,000 in 2014 to reflect the value of Dione’s intangible assets.

In April 2005, we acquired specified assets and assumed specified liabilities of Lipserv Do Brasil Ltda., a Brazilian based company. The total consideration paid by us for Lipserv, including assumed liabilities, was $ 1.8 million. The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Lipserv. Acquired intangible assets in the amount of $1.4 million with definite lives are amortized using the straight-line method at an annual weighted average rate of 14%. Goodwill of $385,000 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill is not amortized and is reviewed for impairment at least annually.

Part of our strategy has been to expand on a targeted basis the geographical areas that we serve. The following table indicates our revenues by geographical region during 2003, 2004 and 2005 (dollars in thousands):

	YEAR ENDED DECEMBER 31,
	2003		2004		2005
U.S.	$50,560	43.0%	$44,529	24.7%	$59,084	25.1%
Turkey	24,934	21.2	46,224	25.6	37,648	16.0
Latin America	10,109	8.6	22,470	12.4	35,273	15.0
U.K.	—	—	19,568	10.8	29,594	12.6
Spain	14,302	12.2	15,753	8.7	15,921	6.8
China	5,090	4.3	13,488	7.5	14,979	6.4
Rest of Europe	4,005	3.4	3,762	2.1	12,721	5.4
Israel	7,974	6.8	10,710	5.9	11,558	4.9
India	—	—	1,604	0.9	9,515	4.0
Other	693	0.5	2,445	1.4	9,107	3.8
Total	$117,667	100.0%	180,553	100.0%	235,400	100%

Revenues in the U.S. increased 33% in 2005 compared to 2004 due to the success of our efforts to expand into financial institutions and data processors. Revenues in Turkey decreased 19% in 2005 compared to 2004 due to an increasingly saturated market place. We expect the decrease in revenues from the sale of terminals in Turkey to continue in 2006. Revenues in Latin America grew 57% in 2005 compared to 2004 due mainly to our continued growth of the Brazilian market and penetration of the Mexican market. In 2005, we also penetrated the Indian market and grew our revenues in Europe, mainly in Italy and Eastern Europe. Revenues in the U.K. increased 51% in 2005 compared to 2004, mainly due to the full year consolidation of Dione's results in 2005 compared to a single quarter of consolidated results in 2004.

Cost of revenues consists primarily of raw material costs, salaries and related personnel expenses for employees engaged in the assembly of our products, overhead charges relating to the manufacture of our products and maintenance and support services relating to our products. Pricing pressures on our products increased during 2005 and are expected to continue to be a significant competitive factor impacting our results for the foreseeable future.

Our gross profit percentage has decreased in each of the past two years primarily due to competitive price pressures in our existing and emerging markets. We have been able to offset this decrease in part by selling more products, such as wireless terminals, that carry a higher gross margin than landline terminals, reducing our manufacturing costs and increasing our services-related business. Our gross profit percentage from the sale of our products in Turkey was lower during 2005 because of increased competition and competitive pricing pressures in that market. Our increasing sales in Latin America also had a negative impact on our gross profit percentage in 2005 because of competitive pricing pressures. We have begun to have products assembled for us in Brazil in an attempt to improve our gross profit on products sold in Brazil.

Our gross margins in the U.S. were lower in 2005 as a result of competitive pricing. The gross profit percentage from the sale of Dione’s products is lower than the gross profit percentage from the sale of our other products, mainly due to Dione’s utilizing third parties to manufacture and distribute Dione’s products. We expect that the transfer of the manufacturing of Dione’s products to our own manufacturing facilities will improve the gross profit percentage that we derive from our Dione products. We also expect our gross profit percentage to be lower in 2006 than in 2005.

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

Stock-based compensation consists of non-cash charges based on the fair value of options granted by us. We expense options as they vest based on the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period. Stock-based compensation expense is allocated to our expense line items (cost of revenues, research and development, selling and marketing, and general and administrative) based on options granted to the employees whose compensation is included a line item. Our stock-based compensation expenses were $5.3 million in 2005 and we expect that our total stock-based compensation charges relating to options outstanding as of December 31, 2005 will be $3.9 million for 2006. We expect to grant additional options in 2006 that will result in additional stock-based compensation expenses in 2006.

Goodwill and intangible assets with an indefinite life are not amortized and are subject to periodic impairment tests. As a result of the acquisition of Dione, we will incur an annual amortization expense of approximately $3 million in 2006 that will decrease to approximately $1 million by 2012. As previously discussed, in 2005 we determined that the goodwill of Dione was impaired. This resulted in a goodwill impairment charge of $10.5 million.

Financial income, net consists of interest received on deposits or short-term investments, offset by interest expense on borrowings and bank fees, and incorporates adjustments due to exchange rate variances.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the ‘‘Tax Ordinance’’), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, we have been granted Approved Enterprise status under the Law for the Encouragement of Capital

Investments, 1959. Our status as an Approved Enterprise provided us with a blended tax rate, i.e. the weighted average tax rate of our global activity, of approximately 23.5% in 2005 (excluding the effect of the impairment charge) and provides us with a theoretical reduced tax rate of approximately up to 25% from 2006 to 2009. Our tax rate after 2005 might be less than 25% depending upon future capital investments and Approved Enterprise certifications as well as the rate of growth of our revenues. Other items included in our financial statements, such as stock-based compensation, impairment charges or financial income, can affect our effective tax rate because they either may not be deductible or may not be considered income for tax purposes in Israel.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate past judgments and our estimates, including those related to revenue recognition and accounts receivable, stock-based compensation, inventories, goodwill and intangible assets and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements included in this Annual Report on Form 20-F.

Revenue Recognition and Accounts Receivable

Most of our revenues relate to product shipments, which are recognized upon shipment of product pursuant to Staff Accounting Bulletin No. 104 ‘‘Revenue Recognition in Financial Statements’’ (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized:

•	there is persuasive evidence that an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the fee is fixed or determinable; and

•	collectibility is probable.

Determinations related to the third and fourth criteria above are based on management’s judgments regarding the fixed nature of the fee charged for products delivered and the collectibility of those fees.

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

Stock-based Compensation

We account for employee stock options in accordance with SFAS No. 123, ‘‘Accounting for Stock-Based Compensation,’’ and SFAS No. 148, ‘‘Accounting for Stock-Based Compensation — Transition and Disclosure.’’ SFAS No. 123 defines a fair value based method of accounting for employee stock option compensation. We concluded that stock options are a form of employee compensation expense, and therefore believe that it is appropriate that these costs be recorded in our financial results to more clearly reflect economic reality.

On December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("Statement 123R"), which is a revision of SFAS No. 123. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123. The new standard will be effective for the Company in the first interim period beginning after December 15, 2005. The adoption of Statement 123(R) will not have a significant effect on our results of operations, since we have already adopted SFAS No. 123.

We use the Black-Scholes option-pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk-free interest rates. These assumptions reflect management’s best estimates, but the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of subjective assumptions including, inter alia, the expected stock price volatility. Because our employee stock option plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of our options. Furthermore, if management uses different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.

Inventories

We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions generally over a twelve-month period on an item-by-item basis. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required. During the third quarter of 2005, we substantially increased our inventories of finished goods primarily in anticipation of sales orders for our Dione subsidiary that did not materialize. We currently believe that we will be able to sell all, or substantially all, of this inventory at normal market prices.

Goodwill and Intangible Assets

On January 1, 2002, we adopted SFAS No. 142, ‘‘Goodwill and Other Intangible Assets.’’ SFAS No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment on adoption and at least annually thereafter. Goodwill and intangible assets with an indefinite life are required to be written down when impaired, rather than amortized as previous accounting standards required. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

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

We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. Such valuations require management to make significant estimations and assumptions, especially with respect to intangible assets.

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

During 2005, as the result of our annual impairment analysis, we determined that the goodwill of our Dione subsidiary was impaired. The recent under-performance of the subsidiary's financial results, combined with a reduction of the future expected cash flows from this subsidiary, resulted in a goodwill impairment charge of approximately $10.5 million. The estimated fair value of the reporting unit was determined based on our best estimate of future cash flows from revenue and operating costs considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies.

Should future results or economic events cause a change in projected cash flows or other assumptions, or should our business or operational strategies change, future determinations of fair value may not support the carrying amount of a reporting unit, and the related goodwill would need to be written down to an amount considered recoverable.

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

We are in a process of tax assessments with the Israeli Tax Authorities, or ITA, with respect to the years ended December 31, 2001, 2002 and 2003. The allocation of the income between our "Approved Enterprise" and other sources that were subject to corporate tax rate of 36% in those years has not yet been agreed. We recorded a tax provision which in the opinion of our management represents the probable payment to ITA.

Results of Operations

The following table shows selected items from our consolidated statements of income as a percentage of our total revenues:

	YEAR ENDED DECEMBER 31,
	2003	2004	2005
Revenues	100.00%	100.00%	100.00%
Cost of revenues excluding amortization of acquired technology	49.6	55.1	57.5
Amortization of acquired technology	—	0.1	0.4
Total cost of revenues	49.6	55.2	57.9
Gross profit	50.4	44.8	42.1
Operating expenses:
Research and development	4.3	4.9	6.8
Selling and marketing	14.1	11.9	13.6
General and administrative	6.9	7.2	5.0
Amortization of intangible assets	0.2	0.4	0.9
Impairment of Goodwill	—	—	4.5
Total operating expenses	25.5	24.4	30.8
Operating income	24.9	20.4	11.3
Financial income, net	3.1	1.7	1.2
Other income, net	0.2	0	0
Income before taxes on income	28.2	22.1	12.5
Taxes on income (benefit)	3.2	5.1	4.0
Net income	25.0%	17.0%	8.5%

Years Ended December 31, 2004 and 2005

Revenues.    Revenues increased 30.4% to $235.4 million in 2005 from $180.6 million in 2004. Revenues in 2005 increased by $14.6 million in the U.S., $12.8 in Latin America and $10.0 million in the U.K. The increase in revenues in the U.S. reflects the success of our efforts to expand into financial institutions and data processors. The increase in revenues in Latin America is a result of our continued growth of the Brazilian market and penetration of the Mexican market. The increase in revenues in the U.K. is mainly due to the full year consolidation of Dione's results of operations in 2005 compared to one quarter of consolidated operations in 2004. In 2005, we also penetrated the Indian market and increased our revenues from this country by $7.9 million and grew our revenues in the rest of Europe by $9.0 million, mainly in Italy and Eastern Europe. Revenues in Turkey decreased by $8.6 million due to an increasingly saturated market place. These revenue increases were due to an increase of approximately 39.4% in unit volume, offset in part by decreases in the prices of our products.

Cost of revenues.    Cost of revenues increased 36.3% to $135.4 million in 2005 from $99.4 million in 2004. Gross profit as a percentage of revenues decreased to 42.1% in 2005 from 44.8% in 2004. The decrease in gross profit as a percentage of revenues was attributable to pricing pressures on sales in the U.S. as a result of increased competition in that market, low gross margins on sales in Brazil because of competitive pricing and pricing pressures in Turkey. In addition, the gross profit percentage on our Dione products is lower because a third party manufacturer is used to produce most of these products.

Research and development.    Research and development expenses increased 79.6% to $16.1 million in 2005 from $8.9 million in 2004. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department and the inclusion of a full year research and development expenses of Dione in 2005, compared to one quarter in 2004. In addition, we continued the expansion of the division we established in 2002 within research and development to develop new applications in connection with our strategy to increase recurring revenues. As a result, research and development expenses as a percentage of revenues were 6.8% in 2005 compared to 4.9% in 2004.

Selling and marketing.    Selling and marketing expenses increased 47.9% to $31.9 million in 2005 from $21.6 million in 2004. This increase was attributable primarily to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales, and the inclusion of a full year selling and marketing expenses of Dione in 2005, compared to one quarter in 2004. Selling and marketing expenses as a percentage of revenues were 13.6% in 2005 compared to 11.9% in 2004.

General and administrative.    General and administrative expenses decreased 8.8% to $11.8 million in 2005 from $13.0 million in 2004. This decrease was primarily the result of our recording severance expenses in connection with the retirement of two members of our management in 2004.. There were no similar expenses in 2005. General and administrative expenses in 2005 included $899,000 of legal fees in connection with the ITC proceeding brought against us by Verve. General and administrative expenses as a percentage of revenues decreased to 5.0% in 2005 from 7.2% in 2004.

Amortization of intangible assets.    Amortization of intangible assets was $3.2 million in 2005 and $959,000 in 2004. The increase is due to the amortization of intangible assets in connection with the purchase of Dione for the full year, compared to one quarter in 2004.

Impairment of goodwill.    During 2005, as a result of the annual impairment analysis, we determined that the goodwill of Dione was impaired. The recent under-performance of Dione's financial results, combined with a reduction of its future expected cash flows, resulted in a goodwill impairment charge of $10.5 million.

Financial income, net.    Financial income, net was $2.9 million in 2005 compared to $3.1 million in 2004. We had $2.6 million of interest income, net during 2005 compared to $1.6 million in 2004 due to higher interest rates. The remainder of our financial income, net, resulted from gain on sale of available-for-sale marketable securities.

Other income, net.    We had other income, net of $44,000 in 2005 compared to other income, net of $62,000 in 2004.

Taxes on income.    Taxes on income were $9.4 million in 2005, representing an effective tax rate of 23.5% (excluding the effects of the goodwill impairment charge), compared to $9.2 million in 2004, representing an effective tax rate of 23.0%.

Years Ended December 31, 2003 and 2004

Revenues.    Revenues increased 53.4% to $180.6 million in 2004 from $117.7 million in 2003. We recognized approximately $19.7 million of revenues from the business of Dione following its acquisition in October, 2004. Revenues in 2004 also increased by $21.3 million in Turkey, $12.4 million in Latin America and $8.4 million in China. The increase in sales in Turkey and China reflects increased deployment of electronic point of sales terminals in those countries. The increase of sales in Latin America is a result of our continuing market penetration in Brazil. These revenue increases were primarily due to an increase of approximately 22.9% in unit volume, exclusive of sales made by our Dione subsidiary.

Cost of revenues.    Cost of revenues increased 70.1% to $99.4 million in 2004 from $58.4 million in 2003. Gross profit as a percentage of revenues decreased to 44.8% in 2004 from 50.4% in 2003. The decrease in gross profit as a percentage of revenues was attributable to pricing pressures on sales in the U.S. as a result of increased competition in that market, low gross margins on sales in Brazil because of competitive pricing and import taxes imposed on sales of products manufactured outside of Brazil and pricing pressures in Turkey. Following the acquisition of Dione, we recorded a charge of $1.3 million to the cost of revenues that negatively affected the Company’s gross profit to reflect the purchase price allocation of Dione’s inventory. In addition, the gross profit percentage on products sold by Dione is lower because it uses a third party manufacturer.

Research and development.    Research and development expenses increased 77.8% to $8.9 million in 2004 from $5.0 million in 2003. This increase was attributable primarily to an increase in personnel expenses due to the continued expansion of our research and development department and the inclusion of approximately $1.5 million of these expenses incurred by Dione in the fourth quarter of 2004. In addition, we continued the expansion of the division we established in 2002 within research and development to develop new applications in connection with our strategy to increase recurring revenues. As a result, research and development expenses as a percentage of revenues were 4.9% in 2004 compared to 4.3% in 2003.

Selling and marketing.    Selling and marketing expenses increased 30.3% to $21.6 million in 2004 from $16.5 million in 2003. This increase was attributable primarily to the expansion of our marketing efforts, including hiring additional sales personnel and increased sales commissions as a result of higher sales, and the inclusion of approximately $1.0 million of these expenses incurred by Dione in the fourth quarter of 2004. Selling and marketing expenses as a percentage of revenues decreased to 11.9% in 2004 from 14.1% in 2003 as a result of the increase in our revenues.

General and administrative.    General and administrative expenses increased 58.6% to $13.0 million in 2004 from $8.2 million in 2003. This increase was attributable primarily to higher bonus provisions as a result of the increase in our net income, a severance payment in the amount of $600,000, legal fees in connection with the ITC proceeding brought against us by Verve and the inclusion of approximately $800,000 of general and administrative expenses of Dione in the fourth quarter of 2004. General and administrative expenses as a percentage of revenues increased to 7.2% in 2004 from 6.9% in 2003.

Amortization of intangible assets.    Amortization of intangible assets was in $959,000 2004 and $206,000 in 2003. The increase is due to the amortization of intangible assets in connection with the purchase of Dione.

Financial income, net.    Financial income, net was $3.1 million in 2004 compared to $3.6 million in 2003. We had $1.6 million of interest income, net during 2004 due to higher average cash balances mainly due to the proceeds of our initial public offering in the U.S. in January 2004. The remainder of our financial income, net, resulted from currency gains.

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

Revenues from our international operations outside of Israel represented 95% of our revenues in 2005 and 94% of our revenues in 2004. In 2005, approximately 72% of our revenues was recorded in dollars, 5% in NIS, 10% in Euros and 13% in British pounds. In 2004, approximately 72% of our revenues was recorded in dollars, 6% in NIS, 10% in Euros and 12% in British pounds (primarily in the fourth quarter as a result of the acquisition of Dione). We also have significant non-dollar liabilities in Israeli shekels and British pound.

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

We have funded our operations primarily through cash from operations. In the first quarter of 2004, we sold 2,376,400 shares in our initial public offering in the United States and received net proceeds of approximately $91.3 million in this offering. In October 2004, we used $69 million of our cash to purchase all of the outstanding shares of Dione and $1.1 million to pay transaction expenses incurred in connection with this acquisition. As of December 31, 2005, we had cash and cash equivalents of $124.4 million.

We incurred loans to finance our headquarters building in Israel. These loans were fully repaid during 2004.

Our operating activities provided cash of $22.7 million in 2003, primarily as a result of our net income of $29.4 million and an increase of $8.1 million in payroll and other accruals and $6.7 million in trade payables, offset by an increase of $14.1 million in trade receivables, and an increase of $8.6 million in inventories. Our operating activities provided cash of $39.3 million in 2004 primarily as a result of our net income of $30.7 million, non-cash expenses of $4.8 million related to stock-based compensation and $2.4 million related to depreciation and amortization and an increase of $2.3 million in trade payables and other liabilities and $2.9 million in deferred income offset in part by an increase of $3.4 million in trade receivables. Our operating activities provided cash of $11.7 million in 2005 primarily as a result of our net income of $20.1 million, non-cash expenses of $5.2 million related to stock-based compensation and $5.2 million related to depreciation and amortization, an increase of $6.6 million in trade payables and a decrease of $2.4 million in deferred income, offset in part by an increase of $21.5 million in inventories, $7.1 million in trade receivables and $4.5 million in other receivables. Inventories increased as a result of producing inventory of Dione products in expectation of sales orders that have not yet materialized.

We had $197,000 of cash provided by investing activities in 2003, primarily as a result of proceeds of $1.9 million from the sale of marketable securities, offset in part by $1.5 million used for the acquisition of property, plant and equipment. We used $69.1 million of cash in 2004 for investing activities, primarily for the acquisition of Dione. We used $5.2 million of cash in 2005 in investing activities, primarily for the acquisition of property, plant and equipment.

In 2003, we used $960,000 of cash in financing activities, primarily as a result of a dividend payment of $4.7 million, offset in part by $3.8 million received from the issuance of shares upon the exercise of stock options. In 2004, cash provided by financing activities was $89.5 million, primarily as a result of net proceeds in the amount of $91.3 million from our initial public offering in the U.S., off-set in part by a dividend distribution of $5.1 million. In 2005, cash provided by financing activities was $1.5 million, primarily as a result of $2.8 million received from the issuance of shares upon the exercise of stock options, offset in part by the use of $1.5 million to repurchase our ordinary shares. In November 2005, our board of directors authorized us to repurchase up to $30.0 million worth of our ordinary shares. Purchases of shares may be made from time to time at the discretion of our management. We will use our cash resources to purchase shares. Purchases of shares may be commenced or suspended at any time or from time to time. As of December 31, 2005, we had purchased 67,500 of our ordinary shares for an aggregate purchase price of approximately $1.5 million.

We believe that our existing cash and cash equivalents, as well as cash generated from operations, will be sufficient to meet our anticipated requirements for operations and capital expenditures, as well as to purchase our ordinary shares as authorized by our board of directors. Part of our strategy is to pursue acquisition opportunities and establish joint ventures. The completion of one or more acquisitions or the establishment of one or more joint ventures could affect our need for additional capital.

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

Research and development at our Dione subsidiary is operated in a similar manner and has been focused on complete certification of payment applications across its product families, which is close to completion for Germany and Finland.

As of December 31, 2005, we had 225 research and development employees representing 23% of our total workforce, of whom 65 were located in Israel, 40 were located in China, 37 were located in the U.K., 29 were located in Turkey, 26 were located in the U.S., 9 were located in Spain, 5 were located in each of Russia and India, 3 in Italy, 2 in each of Latin America and Canada and 1 in each of Finland and Australia. In addition, we outsource research and development to independent software companies.

Our research and development objective is to develop high quality systems at low production costs while maintaining a competitive time-to-market. To achieve this, we develop modular software and hardware platforms. Our operating system uses an identical core on all devices to facilitate customization of operating system functionality to the specific hardware features of each product. Our modular hardware platforms, supported by our operating system, enables reuse of hardware building blocks for short development cycles. We provide full compatibility between all our NURIT products so that applications developed for a specific product model are designed to be compatible with all future models. Our research and development expenses were $5.0 million in 2003, $8.9 million in 2004 and $16.0 million in 2005.

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

Competition in the market for electronic transaction systems is also increasing, which is resulting in significant pressure on prices and subsequent lower gross margins. Increasing competition and the need to incorporate the latest technologies into products to compete in our markets require us to make significant investments in research and development to offer competitive new products and services.

Due to the competitive nature of our business and the large amount of resources that have to be invested in research and development and subsequent certification of the products, there has been an increase in the number of regional POS manufacturers being offered for sale. We believe that this will result in a consolidation in our industry.

E.	OFF-BALANCE SHEET ARRANGEMENTS

None.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2005, our contractual obligations were as follows (in thousands):

	PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	AFTER 5 YEARS
Operating leases	8,480	1,404	3,325	1,828	1,923
Long-term loan from minority shareholders in a subsidiary	222		222
Total cash obligations	8,702	1,404	3,547	1,828	1,923

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Sections 21E of the Exchange Act shall apply to forward-looking information provided in Items 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information for our directors and senior management at February 28, 2006.

NAME	AGE	POSITION
Jacob Perry	62	Chairman of the board of directors
Isaac Angel	49	President and chief executive officer
Mike Lilo	46	Executive vice president, finance and chief financial officer
Yitzhak Cohen	58	Senior vice president, research and development; chief technology officer
Roy Neuman	47	Executive vice president, operations; chief operating officer
Eliezer Yanay	45	Executive vice president, sales and marketing
Rolf Salomon	43	Vice president, systems, solutions and applications
Lydia Sperber	46	Vice president, human resources
Yoram Navot	54	Executive vice president, chief information officer
Meir Shamir	54	Director
Ishay Davidi	44	Director
Rami Lipman	58	Director
Mordechai Gorfung	65	Director
Linda Harnevo	50	Director
Izhak Davidi	68	Director
Jonathan Kaplan	47	Director
David Rubner	66	Director

Jacob Perry has served as chairman of our board of directors since February 2003. He has also served as chairman of the board of directors of Lipman U.S.A. since May 2003. From March 1995 to December 2002, Mr. Perry was the president and chief executive officer of Cellcom Israel Ltd., a cellular provider in Israel. Mr. Perry is also the chairman of the board of directors of Mizrahi Tefahot Bank Ltd., a banking company traded on the Tel Aviv Stock Exchange, and a director of Magal Security Systems Ltd., a company engaged in the development and marketing of computerized security systems and traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Mr. Perry also serves as chairman of the board of directors of M.I.D Ltd., a company with headquarters in Israel, engaged in the management, entrepreneurship and investment in water and energy infrastructures, as a member of the Strategic Advisory Board of Markstone Capital Group LLC., a company investing in emerging markets with offices in California and Israel, and is a member of the board of directors of ALLO TELECOM (formerly D.M.L. Ltd), a telecommunications corporation with headquarters in Belgium.

Isaac Angel has served as our president since August 1999 and as chief executive officer since February 2001. He has been a senior employee of Lipman since 1979, initially as chief development manager and from 1993 to August 1999 as senior vice president, marketing.

Mike Lilo has served as our executive vice president, finance and chief financial officer since January 1, 2004. From October 1998 until December 2003, he was the chief financial officer of AudioCodes, Ltd., a provider of voice over packet technologies traded on the Nasdaq National Market. He also served as chief operating officer of AudioCodes from May 2002 until December 2003. From 1996 to 1998, Mr. Lilo served as chief financial officer of Comfy Interactive Ltd., a multimedia company traded on the Tel Aviv Stock Exchange. Mr. Lilo worked from 1985 until 1996 for Scitex Corporation Ltd., a digital imaging solutions company, in various financial positions, including as manager of Scitex Israel’s Economic Department.

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

Meir Shamir has served as a director since 1993. Since 1992, Mr. Shamir has been the chairman of Mivtach Shamir Holdings Ltd., an investment company traded on the Tel Aviv Stock Exchange. Mr. Shamir also serves as a director of each of the following companies: Digal Investments and Holdings Ltd, a real estate holding company traded on the Tel Aviv Stock Exchange, and Tefron Ltd., a textile company, traded on the New York Stock Exchange and on the Tel-Aviv Stock Exchange. Mr. Shamir also serves as a director of several privately-held companies.

Ishay Davidi has served as a director since September 2002. Since August 1996, he has been the chief executive officer and senior partner of First Israel Mezzanine Investors Ltd. and chief executive officer of Mez-Op Holdings Ltd., a wholly-owned subsidiary of FIMI affiliates. Mr. Davidi also serves as chief executive officer and senior partner of FIMI (2001) Ltd. and senior partner of FIMI Opportunity 2005 Ltd. Mr. Davidi serves as chairman of the board of Tadir-Gan (Precision Products) 1993 Ltd., a manufacturer of machined and assembled aluminum high-pressure die cast products, traded on the Tel Aviv Stock Exchange and as chairman of the board of Tefron Ltd. Mr Davidi also serves as a director of Tedea Technologies Development and Automation Ltd., a maker of load cells traded on the Tel Aviv Stock Exchange, TAT Technologies Ltd., specializing in design, development and manufacture of Heat Exchangers, Cooling Systems, Cold Plates, Air-Cycle and Vapor-Cycle Air Conditioning Systems and Fuel Systems, which is traded on the Tel Aviv Stock Exchange, Medtechnica Ltd., an importer of medical and scientific equipment, also traded on the Tel Aviv Stock Exchange and Formula Systems (1985) Ltd. traded on the Nasdaq National Market and the Tel Aviv Stock Exchange. Mr. Davidi also serves as a director of several privately-held companies. Mr. Davidi is the nephew of Izhak Davidi.

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

Linda Harnevo Ph.D. has served as a director since April 2003. Dr. Harnevo is a co-founder of RedZebra Ltd., a technology solutions company, and has served as its chief executive officer since July 2001. Dr. Harnevo is a also co-founder of Global Medical Networks Inc., a company engaged in the field of mobile medical information. From May 1997 to January 2001, she was a general manager of Teamworks Technology Ltd., a company engaged in developing new visual technologies. She is also a director of Elbit Vision Systems Ltd., a manufacturer of inspection and quality monitoring systems.

Izhak Davidi has served as a director since April 2003. From 1992 until December 31, 2002, Mr. Davidi served as president and chief executive officer of Nesher Israeli Cement Enterprises Ltd. Izhak Davidi is the uncle of Ishay Davidi.

Jonathan Kaplan has served as a director since December 2003. Mr. Kaplan has been a finance consultant since January 2002, and has been a lecturer at Bar Ilan University since 1995. From January 1999 to January 2002, he served as the Income Tax Commissioner for the State of Israel and from January 1993 to January 1999, he served as Income Tax Vice Commissioner for the State of Israel. Mr. Kaplan is a director of Alony-Hetz Properties & Investments Ltd., a company traded on the Tel Aviv Stock Exchange, that specializes in foreign real estate and financial investments, and a member of the investment committee of Migdal Insurance Company Ltd., an insurance company traded on the Tel Aviv Stock Exchange. Mr. Kaplan also serves as a director in a privately-held company.

David Rubner has served as a director since January 2005. David Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and a partner in Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner was President and Chief Executive Officer of ECI Telecom Ltd., a company that provides advanced telecommunications solutions to leading carriers and service providers worldwide and is traded on the Nasdaq National Market. Prior to serving as President and CEO of ECI, he was Executive Vice President and General Manager of the Telecommunications Division (1985-1991), Vice President of Operations (1977-1985) and Chief Engineer (1970-1977). Mr. Rubner is a director of Check Point Software Technologies Ltd., a company engaged in providing Internet security solutions and traded on the Nasdaq National Market, Koor Industries Ltd., an investment holding company and traded on the Nasdaq National Market, and Elbit Medical Imaging Ltd., an operator of diversified businesses and traded on Nasdaq National Market. Mr. Rubner also serves as a director of several privately-held companies.

Each of our directors is serving a term until the next annual general meeting, except that our independent directors, Linda Harnevo and Izhak Davidi, are serving a three year term in accordance with Israeli law. Their three year terms expire in April 2006 and their terms may be extended for one additional term of three years to April 2009. A meeting of the shareholders of the Company will be convened on March 27, 2006 for, among other things, the purpose of approving the extension of the terms as directors of Linda Harnevo and Izhak Davidi.

Pursuant to an agreement between Mivtach Shamir Holdings and Mez-Op Holdings, Jacob Perry, Meir Shamir and David Rubner are the board designees of Mivtach Shamir and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. See ‘‘Shareholders’ Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings’’ in Item 7.A of this Annual Report for a discussion of this agreement.

B.	COMPENSATION

The aggregate direct remuneration paid to all 18 persons who served in the capacity of director or senior executive officer during the year ended December 31, 2005 was approximately $2.8 million including approximately $233,000 which was set aside for pension and retirement benefits. This does not include amounts expended by us for automobiles made available to our officers, expenses (including business, travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

In February 2003, we entered into a three-year agreement with Perry Jacob Management Services Ltd., a company controlled by Jacob Perry. Under this agreement, Mr. Perry is required to provide services as an active chairman of our board of directors for at least 2 days a week, approximately 40% of his business time. At the end of its initial term of three years, this agreement is automatically renewed for successive one year periods until either party notifies the other that it does not wish to renew the agreement. The management company receives a monthly management fee of NIS 42,000, equal to approximately $9,120 based on the NIS to dollar exchange rate on December 31, 2005, subject to adjustments for inflation, for these services, plus reimbursement of Mr. Perry’s business expenses.

Under this agreement, Mr. Perry received options, exercisable until December 31, 2006, to purchase 240,000 of our ordinary shares at a price of $8.00 per share. The current exercise price of Mr. Perry’s options is $7.579 per share. In accordance with this agreement, the option exercise price of Mr. Perry’s options was reduced by $0.225 as a result of the dividend paid in June 2003 and by $0.196 as a result of the dividend paid in September 2004. Options to purchase 120,000 shares vested on December 31, 2003, and options to purchase an additional 120,000 vested on the completion of our initial public offering in the U.S. In November 2004, Mr. Perry exercised 150,000 of these options and sold the 150,000 shares derived from these options. In May 2005, Mr. Perry exercised 50,000 of these options and sold the 50,000 shares derived from these options.

Our Audit Committee and Board of Directors have approved an amendment to the management services agreement with Mr. Perry’s company that would extend the initial term of the agreement for an additional three-year period until February 2009, and would grant the company options to purchase 100,000 of our Ordinary Shares at a price equal to the fair market value on the date of approval of such grant by our shareholders. The options will vest over a three year period in equal installments, subject to the following: if we terminate the agreement on or before February 8, 2007 for any reason other than a reason according to which an employee may be denied severance pay, then Mr. Perry's company will be entitled to the first installment; if we terminate the agreement after February 8, 2007 for any reason other than a reason according to which an employee may be denied severance pay, then Mr. Perry's company will be entitled to the first installment and to a portion of the second installment, pro-rated to the portion of the second year of services completed; if we terminate the agreement after February 8, 2008 for any reason other than a reason according to which an employee may be denied severance pay, then Mr. Perry's company will be entitled to the first and second installments and to a portion of the third installment, pro-rated to the portion of the third year of services completed. Each party may terminate the agreement upon 90 days prior written notice to the other. All other terms of the management services agreement will remain the same. This amendment is subject to the approval of our shareholders at a meeting of shareholders to be held on March 27, 2006.

As of February 28, 2006, our executive officers and directors held options to purchase an aggregate of 966,000 ordinary shares. The average exercise prices of these options, other than the options to purchase 40,000 ordinary shares held by Jacob Perry, is $20.25, and their vesting dates range from October 21, 2005 to July 26, 2009 .A summary of our stock option activity and related information for the years ended December 31, 2003, 2004 and 2005 is as follows:

	2003		2004		2005
	Number Of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Outstanding at the beginning of the year	1,978,200	5.49	1,605,700	7.11	2,501,850	17.20
Granted	548,700	11.00	1,738,650	22.43	328,600	29.62
Cancelled	(120,000)	10.79	(189,800)	19.82	(271,940)	24.28
Exercised	(801,200)	4.78	(652,700)	5.13	(452,300)	5.35
Outstanding at the end of the year	1,605,700	7.11	2,501,850	17.20	2,106,210	20.77

As of December 31, 2005, options to purchase 243,380 ordinary shares have vested and were exercisable at an average exercise price of $10.70 per share.

C.	BOARD PRACTICES

The Israeli Companies Law, 1999

We are incorporated in Israel and are listed on the Tel Aviv Stock Exchange, and therefore we are subject to various corporate governance matters under Israeli law relating to independent directors, the audit committee and the internal auditor under applicable Israeli law.

Outside and Independent Directors

Under Israeli law, Israeli companies whose shares are publicly traded in or outside of Israel are subject to the following requirements relating to ‘‘outside’’ directors:

•	companies must appoint at least two outside directors that may not be or have been affiliated with the company or its principals at any time during the previous two years;

•	at least one of outside directors must have either professional qualifications or accounting and financial skills;

•	outside directors must be elected by a majority vote at a shareholders’ meeting. In addition to the majority vote requirement, either of the following conditions must be satisfied;

•	at least one-third of the shares held by shareholders other than controlling shareholders, present at the meeting, must be voted in favor of the election of an outside director; or

•	the total number of shares voted against the election of an outside director and held by shareholders other than controlling shareholders, must not represent more than 1% of the aggregate voting rights in the company;

•	the term of an outside director is three years and may be extended by vote of the shareholders for one additional term of three years, and an independent director can be removed from office only under limited circumstances;

•	if all directors are of the same gender, the next new outside director must be of the other gender;

•	each committee of the board of directors which is vested with powers of the board is required to include at least one outside director; and

•	outside directors may only be compensated in amounts as specified in the Companies Ordinance Rules for the Remuneration and Expense for Independent Directors, as approved from time to time by the Minister of Justice. Certain alleviations apply to companies the shares of which are listed on an exchange outside of Israel.

Israeli law provides that a person may not be appointed as an outside director if the person, a relative, partner or employer of the person or any entity under the person’s control has, as of the date of the person’s appointment to serve as an independent director, or had during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by any entity controlling the company.

No person can serve as an outside director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an independent director or may otherwise interfere with the person’s ability to serve as an independent director.

Ms. Harnevo and Izhak Davidi have been elected as our outside directors under Israeli law for a term through April 2006. A meeting of the shareholders of the Company will be held on March 27, 2006 for the purpose, among other things, of approving the extension of the terms as directors of Linda Harnevo and Izhak Davidi.

Under the requirements for our listing on the Nasdaq National Market, we are also required to have a majority of our directors be independent as defined by Nasdaq rules. Mordechai Gorfung, Linda Harnevo, Izhak Davidi, Jonathan Kaplan and David Rubner are independent directors for purposes of the Nasdaq rules.

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

Audit Committee and Internal Auditor

Under Israeli law, as well as the Nasdaq rules, our board of directors must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the outside directors. The audit committee may not include the chairman of the board, any director who is employed by the company or regularly provides service, a controlling shareholder or their relatives.

Also, under Israeli law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine whether a company’s acts comply with the law and proper business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm.

Our board of directors has formed an audit committee. The audit committee, which consists of Linda Harnevo, Izhak Davidi and Jonathan Kaplan, exercises the powers of the board of directors for our accounting, reporting and financial control practices.

Compensation and Nominating Committees

Pursuant to the Nasdaq rules, our board of directors has adopted a resolution that the compensation of the chief executive officer and the executive officers shall be brought before the independent directors of the Company and the independent directors shall recommend to the board of directors whether to approve the compensation. The board of directors has also adopted director nomination procedures according to which the independent directors of the board of directors shall recommend to the board, for its selection, qualified individuals (i) as nominees for election to the board at our annual general meeting of the shareholders or (ii) to fill any vacancies or newly created directorships on the Board. Any action by the independent directors in accordance with these procedures may be taken by a majority of the independent directors in office at the time the action is taken

D.	EMPLOYEES

We had the following number of employees as of December 31, 2003, 2004 and 2005 in the areas set forth in the table below:

	AS OF DECEMBER 31,
	2003	2004	2005
Research and Development	110	180	225
Manufacturing and Operations	187	268	393
Sales and Marketing	145	200	225
Management and Administration	80	107	142
Total Employees	522	755	985

Our employees were located in the following countries as of December 31, 2003, 2004 and 2005:

	AS OF DECEMBER 31,
	2003	2004	2005
Israel	321	355	432
U.S.	76	74	76
U.K.	—	108	111
Turkey	76	111	181
China	30	46	64
Spain(1)	8	19	21
Russia	7	8	12
Other	4	34	88
Total Employees	522	755	985

(1)	Until December 31, 2003, represents employees in our representative office.

The growth in the number of our employees over the past three years was primarily attributable to the following factors:

•	replacement of a number of temporary or seasonal workers hired to manufacture our products with permanent employees as our manufacturing production requirements continued to grow;

•	our fiscal quarters are becoming increasingly back end loaded. The concentration of manufacturing into a shorter time period increases the number of employees we need to meet the manufacturing requirements;

•	additional sales and support personnel to sell our products and support our customers in new markets;

•	creation of a new division within research and development to develop new applications to increase recurring revenues;

•	discontinuance of our outsourcing arrangements for terminal and system design requirements and creation of a new department to handle the design requirements in-house; and

•	the purchase of Dione in October 2004 and of Lipserv's assets in April 2005.

Competition in Israel for technical personnel is intense and we believe it is intensifying. We believe we have been able to attract talented engineering and other technical personnel but may encounter difficulties in the future. None of our employees are represented by a labor union, and we have not experienced any work stoppage. We believe our relations with our employees to be good and that our future success will depend on our continuing ability to hire, integrate and retain qualified personnel.

Our employees in Israel are subject to Israeli labor laws and regulations and other special practices and employment customs. The laws and regulations principally concern matters such as paid annual vacation, paid sick days, the length of the workday, payment for overtime and severance pay. Israeli law generally requires severance pay equal to one month’s salary for each year of employment upon the retirement or death of an employee or termination of employment without a valid legal reason. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Since January 1, 1995, these amounts also include payments for national health insurance. The payments to the National Insurance Institute by us amount to approximately 15% of wages, up to a specified amount, of which the employee contributes two-thirds and the employer contributes one-third.

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

Security Ownership of Our Directors and Executive Officers

The following table shows the number of our ordinary shares beneficially owned by each director or executive officer who are holders of our outstanding ordinary shares. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days. As of February 28, 2006, 26,861,222 of our ordinary shares were issued and outstanding (excluding treasury shares).

The officers and directors have the same voting rights as the other shareholders.

Director or Executive Officer	Amount Owned	Percent of Class
Meir Shamir	3,515,108(1)	13.1%
Ishay Davidi	1,380,000(2)	5.1%
Rami Lipman	*	*
Isaac Angel	*	*
Jacob Perry	*	*
Mordechai Gorfung(3)	*	*

*	Less than 1%

(1)	Shares beneficially owned represents 3,515,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own.

(2)	Shares beneficially owned consists of 1,380,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.

(3)	Mordechai Gorfung's shares are voted by Mez-Op Holdings, pursuant to a voting trust.

The following table sets forth information with respect to the options to purchase our ordinary shares held by Mr. Angel as of February 28, 2005:

Number of Options	Grant Date	Exercise Price	Exercised	Cancelled	Vesting	Expiration Date
240,000	August 29, 2003	10.88		—	50% on October 21, 2005; 25% on October 21, 2006; 25% on October 21, 2007	October 20, 2008

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

In July 2005, we granted options to purchase an aggregate of 148,600 ordinary shares to our employees and 60,000 ordinary shares to two of our directors. All of these options were granted at an exercise price of $29.21 per share, a price equal to the fair market value on the date of grant. Later in the same month, we granted options to purchase an aggregate of 120,000 ordinary shares to officers, at an exercise price of $30.32 per share, a price equal to the fair market value on the date of grant. All of these options vest over 48 months from the date of the grant, with 50% of the options vesting in 24 months, 25% vesting in 36 months and the remaining 25% vesting in 48 months from the date of grant. The options expire 60 months after the date of grant.

In February 2006, our board of directors adopted, subject to shareholder approval, a share incentive plan, under which we may grant options, share appreciation rights or restricted shares to purchase an aggregate of 2,000,000 ordinary shares to our officers, directors, employees and consultants. The adoption of the plan is subject to shareholder approval. A meeting of the shareholders of the Company will be held on March 27, 2006 for, among other things, the purpose of approving this plan. If the Plan is approved by our shareholders, the 414,090 options available for grant under our 2004 Share Option Plan will be cancelled and no new option awards will be made under our 2004 Share Option Plan.

As of December 31, 2005, options to purchase 2,106,210 ordinary shares were outstanding and options to purchase 243,380 ordinary shares were fully vested and exercisable. We reduce the exercise prices of all options granted before January 2004 and outstanding at the time we declare cash dividends. As a result, we reduced the exercise price of options then outstanding by $0.235 per share on December 26, 2002, by $0.225 per share on June 12, 2003, and by $0.196 per share on September 8, 2004. These reductions occurred in accordance with the terms of our option agreements entered into prior to January 2004, which provided for a price adjustment upon the declaration of a dividend by our board of directors.

As of December 31, 2005, the weighted average exercise price of all outstanding options was $20.77 per share.

In October, 2004, our board of directors adopted the U.S. Employee Stock Purchase Plan and the Global Employee Stock Purchase Plan (together: the ‘‘ESPP Plans’’). Pursuant to U.S. law, the U.S. Employee Stock Purchase Plan was approved by our shareholders in November, 2004.

An aggregate of 600,000 of our ordinary shares are reserved for issuance under the ESPP Plans. Under the terms of the ESPP Plans, eligible employees (generally, all our employees and the employees of our eligible subsidiaries who are not directors or 5% shareholders) may, on each February 15 and August 15 when the ESPP Plans are in effect, elect to become participants in one of the ESPP Plans for that six-month period by filing a subscription agreement with us arranging for payroll deductions of between 1% and 15% of such employee’s compensation for the relevant period. Each such employee may withdraw from the ESPP Plan at any time, upon written notice to us. The election price under the ESPP Plans is the lesser of 85% of the fair market value of our ordinary shares on (i) the enrollment date or (ii) the exercise date. The initial enrollment of the ESPP Plans has not yet been made effective by our board of directors.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows the number of our ordinary shares beneficially owned by (1) the only shareholders known to us as of February 28, 2006, to beneficially own more than 5% of our outstanding ordinary shares and (2) all of our directors and executive officers as a group. The number of ordinary shares used in calculating the percentage for each person listed below includes the shares underlying options or warrants held by such person that are exercisable within 60 days.

The shareholders listed below do not have any different or special voting rights from any other shareholders of our company. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

As of February 28, 2006, 26,861,222 of our ordinary shares were issued and outstanding (excluding treasury shares).

Identity of Person or Group	Amount Owned		Percent of Class
Mivtach Shamir Holdings Ltd.	3,515,108		13.1%
Meir Shamir	3,515,108	(1)	13.1%
Cardinal Capital Management, LLC	1,646,540	(2)	6.1%
Mez-Op Holdings Ltd(3)	1,380,000	(4)	5.1%
Ishay Davidi	1,380,000	(5)	5.1%
Zand International Holding Inc.(6)	2,580,000		9.6%
Jana Partners LLC(7)	1,816,846		6.8%
All directors and executive officers as a group (17 people)	5,312,616	(8)	19.5%

(1)	Shares beneficially owned represents 3,515,108 shares owned by Mivtach Shamir Holdings Ltd., all of which Meir Shamir may be considered to beneficially own. In accordance with a pledge agreement, Mivtach Shamir Holdings has pledged 550,000 of its shares to Bank Leumi Le Israel Ltd., which may become a beneficial owner of the pledged shares upon the occurrence of specified events.

(2)	Information based on a Schedule 13G, dated February 10, 2006, filed by Cardinal Capital Management, LLC. According to this filing, Cardinal Capital has sole investment power as to all of these shares and sole voting power as to 776,900 of these shares.

(3)	Mez-Op Holdings Ltd. is owned by affiliates of First Israel Mezzanine Investors, or FIMI.

(4)	Shares beneficially owned includes (a) 1,222,286 shares directly owned by Mez-Op Holdings; and (b) 157,714 shares beneficially owned by Mez-Op Holdings in accordance with voting trusts between Mez-Op Holdings and four other shareholders, one of whom is Mordechai Gorfung, a member of our board of directors, granting Mez-Op Holdings the right to vote 157,714 shares directly owned by them. Mez-Op Holdings has pledged the 1,380,000 shares to Bank Hapoalim Ltd. to secure a loan for $9 million. Upon the occurrence of specified events, Bank Hapoalim Ltd. may become a beneficial owner of the pledged shares and the shares that may be purchased upon exercise of the pledged option.

(5)	Shares beneficially owned consists of 1,380,000 shares beneficially owned by Mez-Op Holdings Ltd., all of which Ishay Davidi may be considered to beneficially own.

(6)	Information based on a Schedule 13G, dated May 18, 2005, filed by Line Trust Corporation Limited. According to this filing Zand International Holdings Inc. is a company organized under the laws of Panama and is owned by Zand Trust of Gibraltar (a complex trust).

(7)	Information is based on a Schedule 13G, dated February 10, 2006, filed by Jana Partners with the Securities and Exchange Commission.

(8)	Shares beneficially owned includes 408,000 shares issuable upon exercise of options.

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

According to filings with the U.S. Securities and Exchange Commission, Jana Partners LLC purchased 1,766,846 of our shares during 2004 and purchased 50,000 of our shares during 2005.

The following shareholders sold an aggregate of 2,269,000 of our ordinary shares (including an over allotment option exercised by the underwriter) in a public offering completed in May 2005 at a price of $29.75 per share: Mivtach Shamir sold 1,250,000 shares; Mez-Op Holdings sold 750,000 shares, of which 85,716 shares were sold on behalf of the four shareholders whose shares Mez-Op Holdings votes pursuant to a voting trust, including 28,786 shares sold on behalf of Mordechai Gorfung; Isaac Angel sold 219,000 shares and Jacob Perry sold 50,000 shares.

As of March 7, 2006, there was one holder of record of our ordinary shares in the United States, although we believe that the number of beneficial owners of the ordinary shares is significantly greater. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees.

Shareholders’ Agreement Between Mivtach Shamir Holdings and Mez-Op Holdings

Mivtach Shamir Holdings and Mez-Op Holdings entered into a shareholders’ agreement in August 2002 which requires them to vote all of the ordinary shares owned or otherwise held by them to elect (i) two members designated by Mez-Op Holdings, (ii) three members designated by Mivtach Shamir Holdings, (iii) Aharon Lipman and Rami Lipman, subject to the approval of each of them, and (iv) subject to applicable law, two external directors mutually acceptable to both Mivtach Shamir Holdings and Mez-Op Holdings. Jacob Perry, Meir Shamir and David Rubner are designees of Mivtach Shamir Holdings and Ishay Davidi and Mordechai Gorfung are designees of Mez-Op Holdings. As a result, they currently control significant decisions affecting us.

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

Subject to their agreement to cause dividend distributions as described above and applicable law, Mivtach Shamir Holdings and Mez-Op Holdings also agreed to use their best efforts to cause our shareholders’ equity to be equal to at least 50% of our total assets at the end of each fiscal period, in each case, not less than $55.5 million.

This agreement terminates upon the disposition of more than 60% of the ordinary shares held by either Mivtach Shamir Holdings or Mez-Op Holdings on the date of the agreement. They are close. If Mez-Op sells an additional 300K shares, the agreement is terminated. We are not a party to this agreement.

B.	RELATED PARTY TRANSACTIONS

Subject to the agreement described in the next paragraph, we owned 18.6% of the outstanding shares of Wizcom Technologies Ltd. and Meir Shamir beneficially owned 13.9% of the outstanding shares of Wizcom through Mivtach Shamir Holdings Ltd. Under our agreement with Philips Semiconductors, we and Wizcom are permitted but are not obligated to perform each others’ obligations to purchase ASICs under the agreement. We do not intend to assume any obligations of Wizcom under the agreement.

On February 10, 2005, we and Mivtach Shamir entered into an agreement with a third party to sell all our shares in Wizcom Technologies Ltd., for aggregate consideration of approximately

$2.2 million, of which we would receive approximately $1.3 million. According to the terms of this agreement, we have placed all of the Wizcom shares held by us in escrow and are to receive the consideration in three equal installments. We have received two of the installments and the third installment is required to be paid no later than July 2006.

In May 2005, Mivtach Shamir Holdings and Mez-Op Holdings exercised their rights under the registration rights agreement dated November 2003, in connection with the secondary offering of our shares on Nasdaq.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION.

See Item 18.

B.	SIGNIFICANT CHANGES.

None.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares have been traded on the Tel Aviv Stock Exchange since May 1993 and on the Nasdaq National Market since January 29, 2004 under the symbol ‘‘LPMA.’’

In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.lipman.biz).

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

	PRICE PER ORDINARY SHARE (USD) (NASDAQ)
	HIGH	LOW
Calendar year:
2004 (from January 29, 2004)	$29.90	$19.26
2005	33.65	19.15
During each fiscal quarter of 2004, 2005 and 2006:
First Quarter 2004 (from January 29, 2004)	$24.65	$20.30
Second Quarter 2004	26.77	20.57
Third Quarter 2004	25.79	19.26
Fourth Quarter 2004	29.90	22.91
First Quarter 2005	32.05	27.20
Second Quarter 2005	33.65	27.90
Third Quarter 2005	33.52	19.15
Fourth Quarter 2005	24.77	20.06
First Quarter 2006 (through February 28, 2006)	27.68	22.55
During the last six months:
September 2005	32.67	19.15
October 2005	22.39	20.06
November 2005	24.77	21.01
December 2005	24.46	22.45
January 2006	26.78	22.55
February 2006	27.68	23.68

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

	PRICE PER ORDINARY SHARE (NIS) (TASE)		PRICE PER ORDINARY SHARE (USD) (TASE)
	HIGH	LOW	HIGH	LOW
During the last five years:
2001	39.30	15.59	8.755	3.70
2002	45.75	29.985	9.80	6.08
2003	81.65	40.40	18.61	8.415
2004	127.90	82.52	29.288	18.695
2005
During each fiscal quarter of 2004, 2005 and 2006:
First Quarter 2004	109.24	82.52	24.335	18.695
Second Quarter 2004	119.67	96.08	26.347	20.756
Third Quarter 2004	116.69	89.89	26.041	19.839
Fourth Quarter 2004	127.90	101.00	29.288	22.799
First Quarter 2005	136.50	120.20	31.71	27.59
Second Quarter 2005	147.90	122.80	33.56	28.08
Third Quarter 2005	150.20	93.74	33.49	20.45
Fourth Quarter 2005	114.70	97.10	24.46	21.11
First Quarter 2006 (through February 28, 2006)	128.00	101.40	27.28	21.91
During the last six months:
September 2005	146.00	93.74	32.60	20.45
October 2005	101.20	97.10	22.01	21.11
November 2005	114.70	99.70	24.46	21.02
December 2005	112.00	104.10	24.16	22.64
January 2006	126.00	101.40	27.09	21.91
February 2006	128.00	111.00	27.28	23.65

As of February 28, 2006, there were four holders of record of our ordinary shares in Israel, two of whom have an address of record in Israel, one of whom has an address of record in Switzerland and one of whom has an address of record in the United States. The number and addresses of record holders of our ordinary shares in Israel is not representative of the number or location of beneficial holders of our shares since many of these ordinary shares were held of record by brokers or other nominees.

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

Election of Directors

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders’ meeting have the power to elect all of our directors. The board of directors may appoint a director in place of a director whose office is vacated and/or as an addition to the board of directors, subject to the maximum number of directors allowed by our articles of association. The appointment of a director by the board of directors shall be in effect until the next annual meeting of the shareholders or until he shall cease serving in office pursuant to the provisions of the Articles.

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

Shareholder Meetings

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, Lipman's articles of association provide that the board of directors is required to convene a special meeting upon the request of (a) any two directors or one quarter of our board of directors, (b) any director if the director states in the request to call a meeting, that the director is aware of any matter which involves any breach of the law or deviation from the ordinary course of business by Lipman or (c) one or more shareholders holding, in the aggregate, (i) five percent of our outstanding shares and one percent of the voting power in Lipman or (ii) five percent of the voting power in Lipman.

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

Voting Rights

Quorum requirements

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 331/3% of the voting rights. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or to a later date specified in the summon or notice of the meeting. At the reconvened meeting, the required quorum consists of any number of shareholders.

Vote required

Under Israeli law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority and all shareholders’ meetings require prior notice of at least 21 days. Under our articles of association, only a resolution to approve voluntary dissolution requires the approval of the holders of 75% of the voting rights represented at the meeting and voting on the resolution.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

A merger must be approved by the board of directors and, the holders of 75% of our shares present and voting on the proposed merger, excluding shares held by the potential acquirer and its related parties. The shareholders’ meeting must be called on at least 21 days’ advance notice. Any creditor of a merger party may seek a court order blocking or delaying the merger, if the court finds there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. A merger may not be completed until 50 days have passed from the time that the merger proposal has been filed with the Israeli Registrar of Companies.

Israeli Companies Law also provides that an acquisition of shares in a public company such as us must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger.

Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for example, subject a shareholder who exchanges our shares for shares in a foreign corporation to immediate Israeli taxation.

Under Israeli law, any purchase of more than 25% or 50% of our ordinary shares may be subject to the approval of the antitrust authority in Israel.

Modification of Class Rights

The rights attached to any class, such as voting and dividend rights, may be amended by written consent of all the holders of the issued shares of that class, or by adoption by the holders of a majority of the shares of that class present at a separate class meeting.

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

Approval of Related Party Transactions Under Israeli Law

Office Holders

Fiduciary duties.    Israeli law codifies the fiduciary duties that office holders, including directors and executive officers, owe to their company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. Under the duty of loyalty, an office holder is required to act in good faith and for the good of the company. Specifically, an office holder must:

•	refrain from any conflict of interest between the office holder’s position in the company and his other positions or personal affairs;

•	refrain from competing against the company or exploiting any business opportunity of the company for his own advantage or the advantage of others; and

•	disclose any information and deliver any document to the company relating to the company’s affairs that the office holder has received due to his position in the company.

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

Under Israeli law, once the office holder discloses his personal interest, board approval is required to approve the transaction. A transaction may not be adverse to the company’s interest for it to be eligible for approval. If the transaction is an extraordinary transaction, it must be approved by the company’s audit committee and board of directors. Under some circumstances, shareholder approval is also required. An extraordinary transaction with an office holder is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a substantial effect on the company’s profitability, assets or liabilities.

Required approval.    The vote required by the audit committee and the board of directors for the approval of transactions between the company and an office holder is a majority of the disinterested directors participating in a duly convened meeting; provided that at least one of the independent directors attended the meeting. A director who has a personal interest in a matter may not be present at a board of directors or audit committee meeting during discussions on the matter or vote on the matter. However, a director with a personal interest may be present during discussions and vote on the matter at the meeting of the audit committee or the board of directors if a majority of the audit committee members or the directors, as the case may be, has a personal interest in the matter. Under specific circumstances, shareholder approval may also be required. In addition, the company must publish notice of the shareholders’ meeting in two daily newspapers in Hebrew in Israel at least 21 days before the meeting.

Shareholders

Controlling shareholders.    The Israeli Companies Law applies to a controlling shareholder of a public company the same disclosure requirements described above with respect to an office holder who has a personal interest in a transaction. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders who each have a personal interest in a transaction are considered joint holders. A shareholder whose power derives solely from his position on the board of directors or any other position with the company is not a controlling shareholder.

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

A private placement of securities representing 20% or more of the company's voting rights, or that will increase the relative holding of a five percent shareholder of a company or that will cause any person to become a five percent shareholder, or to a director of the company requires the approval of the company’s board of directors and shareholders.

Shareholder duties.    Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

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

Indemnification

Our articles of association provide that, subject to the provisions of applicable law, we may procure insurance for or indemnify any person who is an office holder. We may procure insurance for or indemnify any office holder to the fullest extent permitted under law for any liability resulting from a breach of trust, provided he or she acted in good faith, and a breach of duty in relation with the affairs of the company. We are authorized to grant an undertaking in advance to indemnify an officer or director, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated and is limited to an amount determined by our board of directors to be reasonable under the circumstances, up to $5 million per each office holder not to exceed 25% of the shareholders’ equity set forth in the last financial statement.

C.	MATERIAL CONTRACTS

On October 3, 2004, we entered into an agreement to purchase all of the outstanding shares of Dione Ltd. See ‘‘Purchase of Dione’’ under Item 4.A ‘‘History and Development of The Company.’’

The Manufacture and Supply Agreement entered into by Dione with Wincor Nixdorf PTE Limited is described in ‘‘Manufacturing’’ under Item 4.B ‘‘Business Overview.’’

On May 10, 2005, we entered into an Underwriting Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated with respect to the sale by some of our shareholders of an aggregate of 2,269,000 of our ordinary shares in a public offering. We did not sell any shares in that public offering. In that agreement, we agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

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

See also ‘‘Foreign Exchange Regulations’’ under Item 10.E ‘‘Taxation — Israeli Taxation.’’

E.	TAXATION

The following is a general summary only and should not be considered as income tax advice or relied upon for tax planning purposes.

UNITED STATES TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to ‘‘U.S. holders’’ (as defined below) arising from the purchase, ownership and disposition of our ordinary shares. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended, or the ‘‘Code,’’ the final, temporary and proposed U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. For purposes of this summary, a ‘‘U.S. holder’’ will be deemed to refer only to any of the following holders of our ordinary shares:

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

This summary does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of state, local or non-U.S. federal tax laws. In addition, this summary is directed only to U.S. holders that hold our ordinary shares as capital assets and does not address the considerations that may be applicable to particular classes of U.S. holders, including financial institutions, regulated investment companies, real estate investment trusts, pension funds, insurance companies, broker-dealers, tax-exempt organizations, grantor trusts, or other pass-through entities, holders whose functional currency is not the U.S. dollar, holders who acquired ordinary shares through exercise of options or otherwise as compensation, persons who hold our ordinary shares as part of a ‘‘straddle,’’ ‘‘hedge’’ or ‘‘conversion transaction’’ and holders, directly, indirectly or through attribution, of 10% or more (by vote or value) of our outstanding ordinary shares.

If a partnership is a beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership that is a beneficial owner or our ordinary shares, and partners in such partnership, are urged to consult their own tax advisors regarding such partnership's ownership of our ordinary shares.

Each U.S. holder should consult with its own tax advisor as to the particular tax consequences to it of the purchase, ownership and sale of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions With Respect to our Ordinary Shares

The amount of a distribution with respect to our ordinary shares will equal the amount of cash and the fair market value of any property distributed and will also include the amount of any Israeli taxes withheld as described below under ‘‘Israeli Taxation — Taxation of Non-Resident Shareholders.’’ Other than distribution in liquidation and distributions in redemption of stock that are treated as exchanges, a distribution paid by us with respect to our ordinary shares to a U.S. holder generally will be treated as a dividend to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares, and then generally as capital gain from a deemed sale or exchange of such ordinary shares. Currently, a non-corporate U.S. holder’s ‘‘qualified dividend income’’ is subject to tax at a rate of 15%. For this purpose, ‘‘qualified dividend income’’ generally includes dividends paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividends are paid is readily tradable on an established securities market in the U.S., including the Nasdaq National Market, or (b) such corporation is eligible for the benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. The U.S. Secretary of the Treasury has indicated that the income tax treaty between the U.S. and Israel is satisfactory for this purpose. Dividends paid by a foreign corporation will not qualify for the 15% U.S. federal income tax rate, however, if such corporation is treated, for the tax year in which the dividends are paid or the preceding tax year, as a ‘‘passive foreign investment company’’ for U.S. federal income tax purposes. As discussed in more detail below under ‘‘Passive Foreign Investments Company Status,’’ we do not believe that we currently would be classified as a ‘‘passive foreign investment company’’ for U.S. federal income tax purposes. Accordingly, dividend distributions with respect to our ordinary shares should be treated as ‘‘qualified dividend income’’ and, subject to U.S. holders’ satisfaction of certain holding period requirements, should be eligible for the 15% U.S. federal income tax rate. Corporate U.S. holders generally will not be allowed a deduction for dividends received on our ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the dollar amount of the dividend, based on the ‘‘spot rate’’ of exchange in effect on the date of received or deemed receipt of the distribution, regardless of whether the payment is in fact converted into dollars. U.S. holders will have a tax basis in the NIS for U.S. federal income tax purposes equal to that dollar value. Any subsequent gain or loss upon the conversion of the NIS into dollars or other disposition of the NIS will be taxable as ordinary income or loss and will be U.S. source income or loss for U.S. foreign tax credit purposes.

Dividend income derived with respect to our ordinary shares will constitute ‘‘portfolio income’’ for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and generally will be treated as ‘‘investment income’’ for purposes of the limitation on the deduction of investment interest expense. Dividends paid by us generally will be foreign source passive income for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, financial services income. Subject to certain limitations, U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability any Israeli income tax withheld from dividends received on our ordinary shares. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld. In addition, special rules may apply to the computation of foreign tax credits relating to qualified dividend income. The calculation of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign income taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid.

Sale or Exchange of Ordinary Shares

Subject to the discussion below under ‘‘Passive Foreign Investment Company Status,’’ a U.S. holder’s sale or exchange of our ordinary shares generally will result in the recognition by such U.S. holder of capital gain or loss in an amount equal to the difference between the United States dollar value of the amount realized and the U.S. holder’s tax basis in the ordinary shares sold. This gain or loss will be long-term capital gain or loss if the ordinary shares sold have been held for more than one year at the time of the sale or exchange. Individual U.S. holders currently are subject to a maximum tax rate of 15% on long-term capital gains for tax years beginning on or before December 31, 2008. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. If the U.S. holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be a short-term capital gain or loss. See ‘‘Israeli Taxation — Capital Gains Taxes Applicable to Resident and Non-Resident Shareholders’’ under Item 10.E of this Annual Report for a discussion of taxation by Israel of capital gains realized on sales of our ordinary shares. Any capital loss realized upon the sale, exchange or other disposition of our ordinary shares generally will be deductible only against capital gains and not against ordinary income, except that in the case of non corporate U.S. holders, a capital loss is deductible in any year to the extent of capital gains plus ordinary income up to $3,000. In general, any capital gain recognized by a U.S. holder upon the sale or exchange of our ordinary shares will be treated as U.S.-source income for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

A U.S. holder’s tax basis in its ordinary shares generally will be equal to the purchase price paid therefore by such U.S. holder. The holding period of each ordinary share owned by a U.S. holder will begin on the day following the date of the U.S. holder’s purchase of such ordinary share and will include the day on which the ordinary share is sold by such U.S. holder.

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

Passive Foreign Investment Company Status

Generally, a foreign corporation is treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it owns 25% or more of the shares by value, is passive in nature, which we refer to as the ‘‘Income Test,’’ or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it owns 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more, which we refer to as the ‘‘Asset Test.’’ For these purposes, the legislative history of the PFIC provisions indicates that ‘‘the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities.’’

We believe that we were not a PFIC in 2005, and we do not expect to become a PFIC in the foreseeable future. The factual determination of our PFIC status is made annually, however, and there can be no assurance that we will not become a PFIC in 2006 or in a future year. In view of the complexity of the issues regarding our treatment as a PFIC, U.S. holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. holders who determine that we were a PFIC in any future tax year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. holder’s holding period of our ordinary shares and the U.S. holder does not make a QEF Election or a ‘‘mark-to-market’’ election (both as described below):

•	‘‘Excess distributions’’ by us to a U.S. holder would be taxed in a special way. ‘‘Excess distributions’’ with respect to any U.S. holder are amounts received by such U.S. holder with respect to our ordinary shares in any tax year that exceed 125% of the average distributions received by such U.S. holder from us during the shorter of (i) the three previous years, or (ii) such U.S. holder’s holding period of our ordinary shares before the then-current tax year. Excess distributions must be allocated ratably to each day that a U.S. holder has held our ordinary shares. A U.S. holder must include amounts allocated to the current tax year in its gross income as ordinary income for that year. A U.S. holder must pay tax on amounts allocated to each prior tax year in which we were a PFIC at the highest rate in effect for such prior year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

•	The entire amount of any gain realized by a U.S. holder upon the sale or other disposition of our ordinary shares also would be treated as an excess distribution subject to tax as described above.

•	The tax basis in ordinary shares acquired from a decedent who was a U.S. holder would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

Although we generally will be treated as a PFIC as to any U.S. holder if we are a PFIC for any year during the U.S. holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in its ordinary shares through the close of the tax year in which we cease to be a PFIC.

A U.S. holder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the U.S. Internal Revenue Service for each tax year it holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

For any tax year in which we are treated as a PFIC, a U.S. holder may elect to treat its ordinary shares as an interest in a qualified electing fund, which we refer to as a ‘‘QEF Election,’’ in which case, the U.S. holder would be required to include in income currently its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually made to the U.S. holder. Any gain subsequently recognized by the

U.S. holder upon the sale of its ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

As an alternative to a QEF Election, a U.S. holder generally may elect to mark its ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the tax year, between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues unless revoked with the consent of the U.S. Internal Revenue Service.

The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC. Upon their request, we will make available to U.S. holders who wish to make a QEF Election for any year in which we are treated as a PFIC the information necessary for them to make the QEF Election.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax at the rate of 34% of taxable income for the 2005 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows:, 31% for 2006 tax year, 29% for 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.. However, the effective tax rate payable by a company that derives income from an approved enterprise may be considerably less, as further discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, or the Investments Law, as in effect prior to 2005, provides that upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

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

Taxable income of a company derived from an Approved Enterprise is subject to tax at the maximum rate of 25%, rather than the regular Corporate Tax rate, for the benefit period. This period is ordinarily seven years beginning with the year in which the Approved Enterprise first generates taxable income, and is limited to 12 years from when production begins or 14 years from the date of approval, whichever is earlier. A company owning an Approved Enterprise may elect to receive an alternative package of benefits, which allows the company to receive tax exemptions rather than grants. Under the alternative package, the company’s undistributed income derived from an Approved Enterprise will be exempt from tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and the company will be eligible for the tax benefits under the law for the remainder of the benefit period.

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

A portion of our production facilities have been granted the status of Approved Enterprise. Income arising from our Approved Enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of our foreign ownership for specified periods. A foreign investors’ company is a company in which more than 25% of its combined share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents. For such company, the tax rate is reduced to 20% if the foreign ownership is 49% or more but less than 74%; 15% if the foreign ownership is 74% or more but less than 90%; and 10% if the foreign ownership is 90% or more. The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. The tax benefits attributable to the Company’s current Approved Enterprises are scheduled to expire gradually through 2011.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of ‘‘Approved Enterprise’’ only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, according to one of the following new tax routes:

•	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay Corporate Tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of ‘‘foreign investment’’ in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

As a result of the amendment, tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing inflation. This law is highly complex. Until December 31, 2003 we measured our Israeli taxable income in accordance with the provisions of this law. Since January 1, 2004, however, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to us.

Special Provisions Relating to Measurement of Taxable Income

Until December 31, 2003, we measured our taxable income in accordance with the Adjustments Law The Tax Ordinance and regulations promulgated thereunder allow ‘‘Foreign-Invested Companies,’’ which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli Consumer Price Index , or the CPI, in lieu of the principles set forth by the Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Adjustments Law. Since January 1, 2004, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of changes in the CPI.

Under an order published in December 2005, the said requirement to pay stamp duty is cancelled with respect to documents signed on or after January 1, 2006.

Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003 from the sale of shares in, among others, (i) Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as Nasdaq), or (ii) companies dually traded on both the TASE and Nasdaq or another recognized stock market outside of Israel (such as Lipman).. This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally taxed at a rate of 25%), and did not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Adjustments Law; or (3) shareholders who acquired their shares prior to an initial public offering; or (4) the sale of shares to a relative (as defined in the Tax Ordinance).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a ‘‘Material Shareholder’’ at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the higher of the average closing share price in the three trading days preceding January 1, 2003, and cost.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (including Nasdaq), provided however that such shareholders did not acquire their shares prior to an initial public offering, that such capital gains are not derived from a permanent establishment in Israel, and that such shareholders are not subject to the Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the convention between the United States and Israel concerning taxes on income, as amended, or the U.S.-Israel Tax Treaty, generally, Israeli capital gains tax will not apply to the sale, exchange or disposition of shares by a person who holds the shares as a capital asset and who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, and who is entitled to claim the benefits available by the U.S.-Israel Tax Treaty. However, this exemption will not apply if (i) the treaty U.S. resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to specified conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the treaty U.S. resident would be permitted to claim a credit for the taxes against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes...

Taxation of Non-Resident Shareholders

Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. As aforesaid, dividends of income generated by an Approved Enterprise are subject to withholding tax at a rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefited Enterprise). Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the non-resident is a U.S. corporation and holds 10% or more of our voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. or SEC. A person may read and copy any document we file, including any exhibits, with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E. Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and ‘‘short swing’’ profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop and manufacture products primarily in Israel and sell them in the U.S., Turkey, Latin America, Israel, the U.K and other countries. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As most of our sales are made in dollars, a strengthening of the dollar could make our products less competitive in foreign markets. In addition, the lower value of the dollar compared to the NIS increases the operating expenses reported in our financial statements. Our interest income is sensitive to changes in the general level of interest rates in the U.S. and Israel since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure. Therefore, no quantitative tabular disclosures are required.

To protect against foreign currency fluctuations resulting from our operations in non-US dollar currency , we have instituted a foreign currency hedging program. In 2005, we hedged portions of our anticipated payments and receivables for a period of one to twelve months with forward contracts.

These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133, and are all effective as hedges of these expenses. For the years ended December 31, 2004 and 2005, We recognized other comprehensive loss of $1.0 million in 2004 and a gain of $1.1 million in 2005 related to our forward contracts in respect of anticipated payments expected in the following year. These amounts are expected to be reclassified to earnings during the following year.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rule 15d-15(e) under the Exchange Act). The evaluation was performed with the participation of our key corporate senior management and under the supervision and with the participation of our chief executive officer and chief financial officer. Based on this evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

In addition, no changes in our internal control over financial reporting have occurred during the period covered by this Annual Report that have materially affected our internal controls over financial reporting.

ITEM 16.    [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that each of Linda Har-Nevo and Jonathan Kaplan, who serve on our audit committee, qualifies as an ‘‘audit committee financial expert’’ as defined in Item 16A of Form 20-F, and are independent as such term is defined in the Nasdaq Listing Standards.

ITEM 16B.    CODE OF ETHICS

In 2004, we adopted a Code of Conduct and Business Ethics that applies to our chief executive officer, chief financial officer and other senior financial officers. This Code has been posted on our website, www.lipman.biz.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global, has served as our independent public accountants for each of the years ended in the three-year period ended December 31, 2005. The following table presents the aggregate fees for professional audit services and other services rendered by Kost Forer Gabbay and Kasierer, and other Ernst & Young affiliates worldwide, in 2004 and 2005.

	Year ended December 31,
	(Amounts in thousands)
	2004	2005
Audit Fees	$262	$276
Audit Related Fees	151	147
Tax Fees	20	130
All Other Fees	—	—
Total	$433	$553

Audit Fees consist of fees billed for the annual audit of the company’s consolidated financial statements and the statutory financial statements of the company’s subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation services relating to internal controls and the review of documents filed with the SEC.

Audit Related Fees consist of fees in connection with our initial public offering in the United States in 2004, the secondary public offering in the United States in May 2005 and fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; internal control reviews; due diligence related to acquisitions; and employee benefit plan audits.

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

Audit Committee Pre-approval Policies and Procedures

The Audit Committee of our Board of Directors is responsible, among other matters, for the oversight of the external auditor subject to the requirements of Israeli law. The Audit Committee has adopted a policy regarding pre-approval of audit and permissible non-audit services provided by our independent auditors (the ‘‘Policy’’) that also meets the requirements set forth in (c)(7)(i) of Rule 2-01 of Regulation S-X.

Under the Policy, proposed services either (i) may be pre-approved by the Audit Committee without consideration of specific case-by-case services as ‘‘general pre-approval’’; or (ii) require the specific pre-approval of the Audit Committee as ‘‘specific pre-approval’’. The Audit Committee may delegate either type of pre-approval authority to one or more of its members. The appendices to the Policy set out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee, including those described in the footnotes to the table, above; these services are subject to annual review by the Audit Committee. All other audit, audit-related, tax and other services must receive a specific pre-approval from the Audit Committee. The audit committee pre-approved audit-related fees and non-audit fees which are not included in the auditors work plan as presented to the committee, in the sum of $20,000 per quarter for audit-related work, and $5,000 per quarter for non-audit fees but provided further, that the committee members are notified of the non-audit related work to be so performed by the auditors. All of the fees paid to our auditors were approved by the audit committee.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the following table, the information is specified with respect to purchases made by us of our own shares.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum approximate dollar value of shares that may yet be purchased under the program
November 2005	—	—	—	30,000,000
December 2005	67,500	$22.77	67,500	28,500,000
January 2006	8,000	$22.71	75,500	28,320,000
February 2006	135,300	$24.49	210,800	25,000,000

These purchases were made pursuant to the November 2005 authorization from our board of directors to repurchase up to $30.0 million worth of our ordinary shares. Purchases of shares may be made from time to time at the discretion of our management. We will use our cash resources to purchase shares. Purchases of shares may be commenced or suspended at any time or from time to time.

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements and related auditors’ reports are filed as part of this Annual Report.

Report of Independent Auditors	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Income	F-5
Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-29

ITEM 19.	EXHIBITS

(b)	Exhibits:

The following exhibits are filed as part of this Annual Report on Form 20-F:

EXHIBIT NO.	EXHIBIT
1.1	Memorandum of Association of Registrant.*
1.2	Amended and Restated Articles of Association of Registrant. ***
2.1	Registration Rights Agreement, dated November 18, 2003, by and among Lipman Electronic Engineering Ltd., Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.1	Lease Agreement, dated as of March 17, 2002, between Lipman Electronic Engineering Ltd. and Mivnei Ta’asiya Ltd. (English translation).*
4.1A	Addendum to Lease Agreement, dated as of January 16, 2005, between Lipman Electronic Engineering Ltd. and Mivnei Ta’asiya Ltd. (English translation). **
4.2	Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).*
4.2A	Amendment, dated February 8, 2006, to Management Contract, dated as of April 4, 2003, between Lipman Electronic Engineering Ltd. and Jacob Perry Management Services Ltd. (English translation).
4.3	Shareholders Agreement, dated as of August 13, 2002, between Mivtach Shamir Holdings Ltd. and Mez-Op Holdings Ltd.*
4.4	Purchase Agreement, dated June 1, 2003, among Seiko Instruments GmbH, RCM LTD and Lipman Electronic Engineering Ltd.+*
4.5	Lipman Electronic Engineering Ltd. Stock Option Plan (2003) (English Translation).*
4.6	Framework Agreement, dated April 29, 2003, among Philips Semiconductors, Avnet ASIC Israel Ltd., Wizcom Technologies Ltd. and Lipman Electronic Engineering Ltd. ++*
4.7	Lipman Electronic Engineering Ltd. Stock Option Plan (2004) (English Translation).*
4.7A	Lipman Electronic Engineering Ltd. Stock Option Plan (November 2004). # #
4.7B	Lipman Electronic Engineering Ltd. Global Employee Share Purchase Plan. **
4.7C	Lipman Electronic Engineering Ltd. U.S. Employee Share Purchase Plan. **
4.7D	Lipman Electronic Engineering Ltd. 2006 Share Incentive Plan.
4.9	Form of Underwriting Agreement.*
4.9A	Form of Underwriting Agreement. #
4.10	Share Purchase Agreement, dated October 3, 2004, between Lipman Electronic Engineering Ltd. and the shareholders of Dione Ltd. **
4.11	Manufacture and Supply Agreement dated March 6, 2002, between Dione Ltd. and Wincor Nixdorf PTE. +++**
8.0	List of significant subsidiaries.
12.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

EXHIBIT NO.	EXHIBIT
12.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Isaac Angel, President and Chief Executive Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Mike Lilo, Chief Financial Officer of Lipman Electronic Engineering Ltd., pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

+	Certain portions of this exhibit have been omitted pursuant to an order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

++	Certain portions of this exhibit have been omitted pursuant to an application for extension of a previously granted order granting confidential treatment by the United States Securities and Exchange Commission. The omitted non-public information has been filed with the United States Securities and Exchange Commission.

+++	Certain portions of this exhibit have been omitted pursuant to a request for an order granting confidential treatment by the United States Securities and Exchange Commission.

*	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-111849) filed on January 12, 2004.

**	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on February 23, 2005.

***	Incorporated by reference to Amendment No. 1 on Form 20-F/A to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004 filed on March 24, 2005.

#	Incorporated herein by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-124328) filed on April 26, 2005.

##	Incorporated by reference to the Registrant’s Registration Statement on Form S-8 (File No. 333-122374), as amended by Registrant’s Registration Statement on Form S-8 (File No. 333-126955).

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

LIPMAN ELECTRONIC ENGINEERING LTD.
By:	/s/ Isaac Angel
Name:	Isaac Angel
Title:	President and Chief Executive Officer
Date:	March 8, 2006

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARES IN THOUSANDS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 - F-4
Consolidated Statements of Income	F-5
Consolidated Statements of Changes in Shareholders' Equity	F-6
Consolidated Statements of Cash Flows	F-7 - F-8
Notes to Consolidated Financial Statements	F-9 - F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Lipman Electronic Engineering Ltd.

We have audited the accompanying consolidated balance sheets of Lipman Electronic Engineering Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were no engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 8, 2006	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands

	December 31,
	2004	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,396	$124,413
Marketable securities	1,176	—
Trade receivables (net of allowance for doubtful accounts of $ 655 and $ 967 at December 31, 2004 and 2005, respectively)	42,349	46,921
Other receivables and prepaid expenses	7,835	13,667
Inventories	31,941	53,906
Total current assets	200,697	238,907
LONG-TERM ASSETS:
Property, plant and equipment, net	11,971	14,969
Severance pay fund	2,674	3,120
Long-term receivable and other	2,054	2,192
Customer relations, net	17,428	14,768
Other intangible assets, net	13,218	11,479
Goodwill	56,081	39,607
	103,426	86,135
Total assets	$304,123	$325,042

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In thousands (except share and per share data)

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$20,028	$20,864
Employee and payroll accruals	4,235	4,933
Accrued expenses and other liabilities	21,200	23,288
Total current liabilities	45,463	49,085
LONG-TERM LIABILITIES:
Long-term loan from minority shareholders in a subsidiary	—	222
Deferred revenues	8,160	5,825
Deferred tax liability	7,097	5,467
Accrued severance pay	3,810	4,394
	19,067	15,908
Total liabilities	64,530	64,993
COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.00 par value:
Authorized: 70,000,000 shares at December 31, 2004 and 2005;
Issued: 28,484,796 and 28,987,096 shares at December 31, 2004 and 2005, respectively;
Outstanding: 26,559,136 and 26,993,936 shares at December 31, 2004 and 2005, respectively	8,083	8,197
Additional paid-in capital	137,914	147,607
Accumulated other comprehensive income (loss)	4,470	(3,428)
Retained earnings	95,744	115,828
Treasury stock at cost - 1,925,660 and 1,993,160 shares at December 31, 2004 and 2005, respectively	(6,618)	(8,155)
Total shareholders' equity	239,593	260,049
Total liabilities and shareholders' equity	$304,123	$325,042

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

In thousands (except per share data)

	Year ended December 31,
	2003	2004	2005
Revenues	$117,667	$180,553	$235,400
Cost of revenues, excluding amortization of acquired technology(1)	58,413	99,370	135,396
Amortization of acquired technology	—	260	985
Total cost of revenues	58,413	99,630	136,381
Gross profit	59,254	80,923	99,019
Operating expenses:
Research and development(1)	5,028	8,940	16,054
Selling and marketing(1)	16,548	21,569	31,908
General and administrative(1)	8,173	12,966	11,826
Amortization of intangible assets	206	699	2,223
Impairment of goodwill	—	—	10,493
Total operating expenses	29,955	44,174	72,504
Operating income	29,299	36,749	26,515
Financial income, net	3,627	3,099	2,909
Other income, net	189	62	44
Income before income taxes	33,115	39,910	29,468
Income taxes	3,750	9,167	9,384
Net income	$29,365	$30,743	$20,084
Basic net earnings per share	$1.44	$1.20	$0.75
Diluted net earnings per share	$1.38	$1.15	$0.73

(1) Expenses include stock-based compensation expenses related to options granted to employees and others as follows:
Cost of revenues	$39	$358	$467
Research and development	258	1,111	1,326
Selling and marketing	231	904	1,084
General and administrative	2,051	2,410	2,406
	$2,579	$4,783	$5,283

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Treasury stock	Total shareholders' equity
Balance as of January 1, 2003	$6,664	$28,224	$—	$45,388		$(6,618)	$73,658
Dividend paid	—	—	—	(4,661)		—	(4,661)
Exercise of options granted to employees	182	3,647	—	—		—	3,829
Stock-based compensation related to options issued to employees and others	—	2,579	—	—		—	2,579
Tax benefit related to exercise of options	—	792	—	—		—	792
Comprehensive income:
Unrealized gain on available-for-sale securities	—	—	829	—	$829	—	829
Net income	—	—	—	29,365	29,365	—	29,365
Total comprehensive income					$30,194
Balance as of December 31, 2003	6,846	35,242	829	70,092		(6,618)	106,391
Dividend paid	—	—	—	(5,091)		—	(5,091)
Exercise of options granted to employees	179	4,308	—	—		—	4,487
Stock-based compensation related to options issued to employees and others	—	4,783	—	—		—	4,783
Tax benefit related to exercise of options	—	1,865	—	—		—	1,865
Tax benefit related to issuance costs	—	1,427	—	—		—	1,427
Issuance of share capital, net	1,058	90,289	—	—		—	91,347
Comprehensive income:
Unrealized loss on available-for-sale securities	—	—	(424)	—	$(424)	—	(424)
Unrealized loss from hedging transactions, net	—	—	(1,001)	—	(1,001)	—	(1,001)
Foreign currency translation adjustments	—	—	5,066	—	5,066	—	5,066
Net income	—	—	—	30,743	30,743	—	30,743
Total comprehensive income					$34,384
Balance as of December 31, 2004	8,083	137,914	4,470	95,744		(6,618)	239,593
Exercise of options granted to employees	114	2,712	—	—		—	2,826
Stock-based compensation related to options issued to employees and others	—	5,283	—	—		—	5,283
Tax benefit related to exercise of options	—	1,698	—	—		—	1,698
Treasury stock at cost (67,500 ordinary shares)	—	—	—	—		(1,537)	(1,537)
Comprehensive income:
Realized gain on available-for-sale securities	—	—	(405)	—		—	(405)
Unrealized gain from hedging transactions, net	—	—	1,104	—	$1,104	—	1,104
Foreign currency translation adjustments	—	—	(8,597)	—	(8,597)	—	(8,597)
Net income	—	—	—	20,084	20,084	—	20,084
Total comprehensive income					$12,591
Balance as of December 31, 2005	$8,197	$147,607	$(3,428)	$115,828		$(8,155)	$260,049

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income	$29,365	$30,743	$20,084
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation	1,145	1,417	2,028
Stock-based compensation related to options issued to employees and others	2,579	4,783	5,283
Accrued severance pay, net	(115)	249	139
Amortization of intangible assets	206	959	3,208
Impairment of goodwill	—	—	10,493
Gain on sale of available-for-sale marketable securities	(403)	—	(522)
Loss (gain) on sale of property, plant and equipment	17	(21)	39
Currency fluctuations of long-term bank loans	124	(29)	—
Increase in trade receivables	(14,084)	(3,423)	(7,105)
Increase in other receivables and prepaid expenses	(2,654)	(1,271)	(4,508)
Decrease (increase) in inventories	(8,626)	634	(21,489)
Increase (decrease) in trade payables	6,699	(1,183)	2,603
Increase in employee and payroll accruals, accrued expenses and other liabilities	8,052	3,482	3,986
Increase (decrease) in deferred revenues	—	2,859	(2,411)
Increase in deferred taxes, net	(391)	(1,779)	(1,856)
Tax benefit related to exercise of options	792	1,865	1,752
Net cash provided by operating activities	22,706	39,285	11,724

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from investing activities:
Purchase of property, plant and equipment	(1,469)	(4,306)	(5,222)
Proceeds from sale of property, plant and equipment	59	120	39
Investment in short-term available-for-sale marketable securities and short-term deposit	(247)	—	—
Proceeds from sales of available-for-sale marketable securities and short-term deposit	1,854	—	431
Acquisition of Dione(a)	—	(64,896)	—
Acquisition of Lipserv(b)	—	—	(435)
Net cash provided by (used in) investing activities	197	(69,082)	(5,187)
Cash flows from financing activities:
Exercise of options granted to employees and other	3,829	4,487	2,826
Loan received from minority shareholders in a subsidiary	—	—	222
Purchase of treasury stock at cost	—	—	(1,537)
Issuance of share capital, net	—	91,347	—
Principal payments of long-term bank loans	(128)	(1,235)	—
Dividend paid	(4,661)	(5,091)	—
Net cash provided by (used in) financing activities	(960)	89,508	1,511
Effect of exchange rate differences on cash and cash equivalents	—	220	(1,031)
Increase in cash and cash equivalents	21,943	59,931	7,017
Cash and cash equivalents at the beginning of the year	35,522	57,465	117,396
Cash and cash equivalents at the end of the year	$57,465	$117,396	$124,413
Supplemental disclosure of cash flows activities:
Cash paid during the year for:
Income taxes	$974	$4,346	$11,939

(a) Acquisition of Dione:
Fair value of assets acquired and liabilities assumed at the acquisition date:
Working capital (excluding cash and cash equivalents)	$1,921
Property and equipment	2,181
Other long-term liabilities	(13,236)
Goodwill	51,220
Other intangible assets	22,810
Amount paid in 2004	$64,896
(b) Acquisition of Lipserv:
Fair value of assets acquired and liabilities assumed at the acquisition date:
Working capital deficiencies (excluding cash and cash equivalents)		$(1,045)
Goodwill		385
Other intangible assets		1,388
Amount due in respect of Lipserv acquisition		(293)
Amount paid in 2005		$435

The accompanying notes are an integral part of the consolidated financial statements.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:-    GENERAL

a.	General:

Lipman Electronic Engineering Ltd. (collectively with its subsidiaries, the ‘‘Company’’) an Israeli company, is a worldwide provider of electronic payment systems. The Company's products include landline and wireless point-of-sale terminals, personal identification number pads, electronic cash registers, self-service systems that include automatic teller machines and related applications.

The Company is headquartered in Israel, where its operations primarily consist of product development, manufacturing, sales and marketing, local distribution and customer service. The Company's United States operations primarily consist of product distribution and sales and support in the United States. The Company's European operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices located in Turkey, Russia, Spain, Italy and Finland and the operation of its Dione subsidiary, which was acquired in 2004, (see Note 1b). The Company's Latin American operations primarily consist of product distribution through the Company's subsidiaries in Brazil and Mexico and sales and support offices in Argentina. The Company's Asia pacific operations primarily consist of product distribution through the Company's subsidiaries and sales and support offices in China and India.

b.	Acquisition of Dione:

On October 3, 2004, the Company acquired all of the outstanding shares of Dione, a UK-based company for a total consideration of $ 70,127, in cash, including $ 1,127 of related acquisition expenses. In addition, the Company was required to pay a supplementary cash amount of up to $ 33,400, contingent upon Dione meeting certain financial targets in 2005 and 2006. According to the terms of the acquisition agreement, if financial targets were not met in 2005 then no additional consideration would be due, and if financial targets were met in both 2005 and 2006, the Company would be required to issue up to a maximum of 442,105 of its Ordinary shares to the former shareholders of Dione. The targets set forth in the acquisition agreement for 2005 were not met and, accordingly, the Company is not required to make any supplementary cash payments, or issue any of its ordinary shares to the former shareholders of Dione.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price was allocated to the estimated fair value of the assets acquired and liabilities assumed of Dione. The results of Dione's operations have been included in the consolidated financial statements of the Company since October 2004.

With the acquisition of Dione, the Company expanded its customer relationships, its presence in Europe and its product portfolio.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:-    GENERAL   (Cont.)

The Company allocated the total cost of the acquisition of Dione's shares on October 3, 2004, as follows:

Current assets	$25,195
Property and equipment	2,181
Technology	5,200
Customer relation	16,400
Other intangible assets	1,210
Goodwill	51,220
Current liabilities	(17,637)
Long-term liabilities	(6,393)
Deferred tax liability	(7,249)
Net assets acquired	$70,127

A deferred tax liability of $ 6,843 was recorded for the difference between the assigned values and the tax bases of the acquired intangible assets.

Acquired intangible assets in the amount of $ 21,896 with definite lives are amortized using the straight-line method at an annual weighted average rate of 14%.

Trade name in the amount of $ 914 was accounted for as an acquired indefinite-lived intangible asset.

Goodwill of $ 51,220 represented the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized and is reviewed for impairment at least annually.

During 2005, in the framework of the annual impairment analysis, the Company determined that the goodwill of Dione was impaired. The recent under-performance of Dione’s financial results, combined with a reduction in the future expected cash flows from this subsidiary, resulted in a goodwill impairment charge of $10,493. The estimated fair value of the reporting unit was determined based on the Company's best estimate of future cash flows from revenue and operating costs considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business and operational strategies.

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2003 and 2004, assuming that the acquisition of Dione occurred on January 1, 2003 and 2004, respectively. The following unaudited pro-forma information does not purport to represent what the Company's results of operations would have been, had the acquisition occurred on January 1, 2003 or 2004, nor does it purport to represent the results of operations for any future period.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:-    GENERAL   (Cont.)

	Year ended December 31,
	2003	2004
	Unaudited
Revenues	$145,500	$229,717
Net income	$29,244	$35,098
Basic net earnings per share	$1.43	$1.37
Diluted net earnings per share	$1.37	$1.32

c.	Acquisition of Lipserv:

In April 2005, the Company acquired certain assets and assumed certain liabilities of Lipserv Do Brasil Ltda., a Brazilian based company, for a total consideration of $ 1,773 (including $1,045 offset agents a debt of Lipser and the rest will be paid with in one year). The acquisition was accounted for by the purchase method of accounting and, accordingly, the purchase price has been allocated to the estimated fair value of the assets acquired and liabilities assumed of Lipserv. Acquired intangible assets in the amount of $ 1,388 with definite lives are amortized using the straight-line method at an annual weighted average rate of 14%. Goodwill of $ 385 represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill is not amortized and is reviewed for impairment at least annually.

Pro forma information was not presented due to immateriality.

d.	The Company derived 16%, 5% and 9% of its revenue in 2003, 2004 and 2005, respectively from one major customer, as described in Note 12b.

e.	The Company depends on a limited number of suppliers and on a single supplier for custom designed components for its products. If this single supplier fails to deliver the necessary components, the Company will be required to seek alternative sources of supply. In 2003, 2004 and 2005, purchases of products from the single supplier accounted for 5%, 9% and 10%, respectively, of total purchases of raw materials.

f.	The Company's manufacturing depends mainly on its manufacturing facilities located in an industrial park in Israel. Disruption of the manufacturing process at its facilities or damage to its facilities could materially affect the Company’s ability to deliver products on a timely basis and could materially adversely affect the Company’s results of operations.

g.	In June 2004, the Company effected a two-for-one stock split in the form of a share dividend. All share and per share amounts have been retroactively adjusted to reflect this stock split.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in accordance with United States Generally Accepted Accounting Principles (‘‘U.S. GAAP’’).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the Company's revenues is generated in U.S. dollars (‘‘dollars’’). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, functional and reporting currency of the Company is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standards No. 52, ‘‘Foreign Currency Translation’’ (‘‘SFAS No. 52’’). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable equity securities in accordance with Statement of Financial Accounting Standard No. 115, ‘‘Accounting for Certain Investments in Debt and Equity Securities’’ (‘‘SFAS No. 115’’). All marketable securities are classified as available-for-sale and are stated at fair value with unrealized gains and losses reported in accumulated other comprehensive income, a separate component of shareholders' equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

On February 10, 2005, the Company and Mivtach Shamir Holdings Ltd. (a related party) entered into an agreement with a third party to sell all of their shares in Wizcom Ltd (‘‘Wizcom’’) for the aggregate consideration of approximately $ 2,200, of which the Company would receive approximately $ 1,300. As a result of this sale, the Company reclassified an amount of $ 405 from comprehensive income to financial income in 2005 (see also Note 15).

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from obsolete or slow-moving items, excess inventories and market prices lower than cost. Cost is determined as follows:

Raw materials, parts and supplies - using the ‘‘first-in, first-out’’ method.

Work-in-progress and finished products - cost of manufacturing with the addition of allocable indirect manufacturing costs.

Inventory provisions are provided to cover risks arising from slow-moving items, excess inventories and discontinued products.

The changes in the Company’s provision for inventory during the three years ended are as follows:

	Balance at beginning of period	Additions	Deduction	Balance at end of period
Year ended December 31, 2003
Inventory provision	$—	$992	$250	$742
Year ended December 31, 2004
Inventory provision	$742	$776	$240	$1,278
Year ended December 31, 2005
Inventory provision	$1,278	$1,524	$443	$2,359

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

g.	Property, plant and equipment, net:

Property, plant and equipment are stated at cost, net of accumulated depreciation.

Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Years
Computers and peripheral equipment	3
Office furniture and equipment	7-17
Motor vehicles	7
Buildings	20
Leasehold improvements	Over the term of the lease or the life of the asset, whichever is shorter

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. During 2003, 2004 and 2005, no impairment losses have been identified.

i.	Goodwill, indefinite-lived intangible assets and other intangible assets:

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

SFAS No. 142 requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. During 2003 and 2004, no impairment losses were identified. In 2005 goodwill impairment charge of $ 10,493 related to goodwill was recognized in operating expenses (see note 1b).

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

j.	Revenue recognition:

The Company generates revenues mainly from sales of products and, to a lesser extent, from periodic rentals of equipment, maintenance and support services. The Company sells its products to distributors, independent sales organizations, value-added resellers, payment processors, financial institutions and, to a lesser extent, directly to end-users, all of whom are considered final customers.

Revenues are recognized provided that all criteria outlined in Staff Accounting Bulletin No. 104, ‘‘Revenue Recognition in Financial Statements’’ are met: delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists, and collectibility is probable. When collectibility is not probable, revenue is recognized on a cash basis. When a right of return exists, the Company defers revenues until the right of return expires.

Revenues from operating lease, maintenance and support services are recognized ratably over the term of the contract.

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

The Company provides a warranty for its products to end-users for up to five years at no extra charge. The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company’s liability for product warranties during the period are as follows:

	December 31,
	2004	2005
Balance at the beginning of the year	$653	$2,085
Change in provision during the year, net	1,432	(119)
Balance at the end of the year	$2,085	$1,966

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

l.	Shipping and handling costs:

Shipping and handling fees billed to customers are reflected as revenues while the related shipping and handling costs are included in cost of revenues. To date, shipping and handling costs have not been material.

m.	Research and development costs:

Research and development costs are charged to the statement of income as incurred.

n.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, ‘‘Accounting for Income Taxes’’ (‘‘SFAS No. 109’’). This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

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

The Company's trade receivables are derived from sales to customers located primarily in the United States, United Kingdom, Turkey, Israel, Spain, Latin America, China and India. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. In certain circumstances, the Company may require from its customers letters of credit. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection, and a general provision is provided for the remaining balance.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

The changes in the Company’s allowance for doubtful account during the three years ended is as follows:

	Balance at beginning of period	Additions	Deduction	Balance at end of period
Year ended December 31, 2003
Allowances for doubtful account	$446	$116	$92	$470
Year ended December 31, 2004
Allowances for doubtful account	$470	$185	$—	$655
Year ended December 31, 2005
Allowances for doubtful account	$655	$312	$—	$967

p.	Derivative instruments:

Statement of Financial Accounting Standard No. 133, ‘‘Accounting for Derivative Instruments and Hedging Activities’’ (‘‘SFAS No. 133’’), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

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

To protect against foreign currency fluctuations resulting from payments to manufacture during 2005, the Company instituted a foreign currency cash flow hedging program. The Company hedges portions of its anticipated payments for a period of one to twelve months with forward contracts.

These forward contracts are designated as cash flow hedges, as defined by SFAS No. 133 and are all effective as hedges of these expenses. For the years ended December 31, 2004 and 2005, the Company recognized other comprehensive loss of $1,001 and a gain of $1,104, respectively, related to its forward contracts in respect of anticipated payments expected in the following year. expected to be reclassified to earnings during the following year.

q.	Severance pay:

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

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, amounted to $ 392, $ 727 and $ 584, respectively.

r.	401(k) Plan:

The Company's subsidiary in the U.S. has a 401(K) plan covering all eligible employees. The plan requires a matching contributions. Expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $ 74, $ 103 and $ 137, respectively.

s.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus the dilutive potential equivalent of Ordinary shares considered to be outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, ‘‘Earnings Per Share’’.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earning per share since they would have had an anti-dilutive effect, was 0, 72,340 and 878,100, for 2003, 2004 and 2005, respectively.

t.	Accounting for stock-based compensation:

The Company accounts for options granted to employees under the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, ‘‘Accounting for Stock-Based Compensation’’ (‘‘SFAS No. 123’’), which requires the use of an option valuation model to measure the fair value of options at the date of grant.

The fair value of options granted by the Company to employees was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for grants in 2003, 2004 and 2005: risk-free interest rates of 2.0%, 3.2% and 3.6%, respectively; dividend yield of 0%; volatility factors of the expected market price of the Company's

Ordinary shares of 46.0%, 36.0% and 25.0%, respectively and a weighted average expected life of the options of 2.4, 3.0 and 3.0 years, respectively.

The Company applies SFAS No. 123 and Emerging Issue Task Force No. 96-18 ‘‘Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’’ (‘‘EITF No. 96-18’’) with respect to options issued to non-employees.

Stock-based compensation is charged to expense over the vesting period of two to five years using the graded method, an accelerated method which results in charging a greater portion of the value of options granted in the earlier years of their vesting period.

u.	Fair value of financial instruments:

The carrying amount reported in the consolidated balance sheet for cash and cash equivalents, trade receivables and trade payables approximates their fair value due to the short-term maturities of such instruments.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES   (Cont.)

v.	Advertising expenses:

Advertising expenses are charged to the statement of income, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $ 403, $ 503 and $ 1,645, respectively.

w.	Reclassification:

Certain reclassifications have been made in the prior years financial statements and related disclosures to conform to the current year’s presentation of the stock based compensation expenses in compliance with SAB 107.

x.	Impact of recently issued accounting standards:

On December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), ‘‘Share-Based Payment’’ (‘‘Statement 123R’’), which is a revision of SFAS No. 123. Generally, the approach in Statement 123(R) is similar to the approach described in SFAS No. 123 that is used by the Company. The new standard will be effective for the Company in the first interim period beginning after December 15, 2005. The adoption of Statement 123(R) is not expected to have a significant effect on the Company's results of operations.

In May 2005, the FASB issued SFAS No. 154 (‘‘SFAS 154’’), ‘‘Accounting Changes and Error Corrections’’, a replacement of APB No. 20, ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements’’. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS 154 will have a material impact on its financial position or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, ‘‘Inventory Costs, an amendment of ARB No. 43, Chapter 4.’’ (‘‘SFAS 151’’). SFAS 151 amends Accounting Research Bulletin (‘‘ARB’’) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 3:-    OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2004	2005
Government authorities	$2,677	$4,080
Deferred taxes	3,517	4,182
Prepaid expenses	757	2,425
Advance to suppliers	342	906
Income receivable	—	862
Other	542	1,212
	$7,835	$13,667

NOTE 4:-    INVENTORIES

	December 31,
	2004	2005
Raw materials	$12,323	$21,331
Work-in-progress	1,417	2,729
Finished products	18,201	29,846
	$31,941	$53,906

NOTE 5:-    PROPERTY, PLANT AND EQUIPMENT, NET

Cost:
Computers and peripheral equipment	$7,747	$13,503	(*)
Office furniture and equipment	2,296	2,645
Motor vehicles	1,853	1,831
Buildings, land and leasehold improvements	6,442	7,421
	18,338	25,400
Accumulated depreciation	6,367	10,431
Depreciated cost	$11,971	$14,969

Depreciation expenses totaled $ 1,145, $ 1,417 and $ 2,028 for the years ended December 31, 2003, 2004 and 2005, respectively.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 6:-    CUSTOMER RELATIONS AND OTHER INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	December 31,
	2004	2005
Original amounts:
Technology	$5,200	$5,200
Customer relations	17,841	19,229
Other intangible assets (mainly – trade names)	1,210	1,210
	24,251	25,639
Accumulated amortization:
Technology	260	1,245
Customer relations	1,566	3,756
Other intangible assets (mainly – trade names)	8	40
	1,834	5,041
Foreign currency translation adjustments	1,599	981
Amortized cost	24,016	21,579
Sole agent franchise	6,630	6,630
Total other intangible assets	$30,646	$26,247

Amortization of intangible assets amounted to $ 206, $ 959 and $ 3,208 for the years ended December 31, 2003, 2004 and 2005, respectively. As of December 31, 2005, the estimated aggregate amortization of intangible assets for the next five years is as follows: 2006 - $ 3,236; 2007 - $ 3,080; 2008 - $ 3,077; 2009 - $ 2,827 and 2010 - $ 2,081.

NOTE 7:-    GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

Balance as of January 1, 2004	$1,150
Goodwill acquired during the year	51,220
Foreign currency translation adjustments	3,711
Balance as of December 31, 2004	56,081
Goodwill acquired during the year	385
Impairment	(10,493)
Foreign currency translation adjustments and other	(6,366)
Balance as of December 31, 2005	$39,607

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 8:-    ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2004	2005
Accrued expenses	$6,916	$11,023
Income tax payable	6,565	5,527
Deferred revenues	5,321	3,650
Customer advances	160	280
Government authorities	802	1,544
Other	1,436	1,264
	$21,200	$23,288

NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company rents certain of its offices under various operating lease agreements. Aggregate minimum rental commitments under non-cancelable leases as of December 31, 2005, were as follows:

2006	1,404
2007	1,203
2008	1,131
2009	991
2010	943
Thereafter	2,808
$8,480

Total rent expenses were approximately $ 584, $ 1,010 and $ 1,447 for the years ended December 31, 2003, 2004 and 2005, respectively.

b.	Guarantees:

Guarantees in the amount of approximately $ 530 were issued by a bank to secure certain warranty obligations on behalf of the Company.

c.	Registration right agreement

In November 2003, the Company entered into a registration rights agreement with certain shareholders. Pursuant to this agreement, the shareholders may, subject to the conditions set forth in the agreement, require the Company on an aggregate of three occasions to register its Ordinary shares under the Securities Act. The shareholders also have piggyback registration rights. The Company agreed to pay all expenses incurred in connection with a registration, other than underwriting commissions for shares to be sold. The Company has also agreed to indemnify the Shareholders against certain liabilities, including liabilities under the Securities Act, in connection with any registration statement filed pursuant to this agreement. This agreement will remain in effect until all shares owned by these shareholders can be sold within a six month period without registration under the provisions of Rule 144. In May 2005, the shareholders exercised their rights under the registration rights agreement in connection with a secondary offering of the Company's shares.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES   (Cont.)

d.	Legal claims:

A purported class action lawsuit claiming violations of U.S. securities laws was filed in October 2005 in the United States District Court for the Eastern District of New York against the Company and some of its officers and directors. The complaint alleges that the defendants violated federal securities laws by issuing a series of materially false and misleading statements throughout the purported class period of October 4, 2004 through September 27, 2005. The complaint seeks, among other things, unspecified damages and costs associated with the litigation. The Company’s management is presently unable to estimate the ultimate outcome of these claims, and therefore, no provision has been recorded in respect thereof.

NOTE 10:-    INCOME TAXES

a.	Israeli taxation:

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006 and 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the ‘‘Law’’):

A portion of the Company's production facilities have been granted the status of an ‘‘Approved Enterprise’’, according to the Law under five investment programs (the ‘‘Programs’’).

In accordance with the Law, the Company has chosen the alternative system of benefits. Accordingly, taxable income derived from the ‘‘Approved Enterprise’’ is tax exempt for a period of two to four years and is liable to a reduced corporate tax rate of up to 25% for an additional period of three to eight years, based on the percentage of foreign investment in the Company. The abovementioned tax benefits are scheduled to gradually expire through 2011.

The benefit period for each of the Programs is limited to twelve years from the year in which the enterprise began operations, or fourteen years from the year in which the approval was granted, whichever is earlier.

The entitlement to the above benefits is conditioned upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in an ‘‘Approved Enterprise’’. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-    INCOME TAXES   (Cont.)

The tax-exempt income attributable to the ‘‘Approved Enterprise’’ can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Through December 31, 2005, approximately $ 92,229 of the Company's net income has been derived from tax-exempt income. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's ‘‘Approved Enterprises’’.

If the net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits (between 10%-25%) and an income tax liability of approximately $ 23,057 would be incurred as of December 31, 2005.

Income from sources other than the ‘‘Approved Enterprise’’ during the benefit period will be subject to tax at the statutory tax rate.

On April 1, 2005, an amendment to the Law came into effect (‘‘the Amendment’’) that has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. Tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income

3.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

The Company is an ‘‘industrial company’’, as defined by this law and, as such, is entitled to certain tax benefits, including accelerated depreciation and deduction of public issuance expenses in three equal annual installments.

4.	The Company is currently in the process of tax assessments with the Israeli Tax Authorities (‘‘ITA’’) with respect to the years ended December 31, 2001, 2002 and 2003. The allocation of the Company's income between the ‘‘Approved Enterprise’’ and other sources that were subject to corporate tax at a rate of 36% in those years has not yet been agreed. The Company recorded a tax provision which in the opinion of the Company’s management represents the probable payment to ITA.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-    INCOME TAXES   (Cont.)

b.	Deferred taxes:

Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,
	2004	2005
Deferred tax assets:
Reserves and allowances	$1,241	$2,947
Tax benefit related to issuance costs	951	476
Unrecognized intercompany gains	1,857	1,573
Total deferred tax asset	4,049	4,996
Deferred tax liabilities:
Intangible assets	(7,097)	(5,467)
Net deferred tax liabilities	$(3,048)	$(471)

c.	A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income, is as follows:

	Year ended December 31,
	2003	2004	2005
Income before income taxes, as reported in the consolidated statements of income	$33,115	$39,910	$29,468
Tax based on statutory tax rate in Israel (36% in 2003, 35% in 2004 and 34% in 2005)	$11,921	$13,969	$10,019
Decrease in taxes resulting from effect of ‘‘Approved Enterprise’’ benefits *)	(8,685)	(6,352)	(5,041)
Increase in taxes resulting from stock-based compensation	867	1,534	1,626
Impairment of goodwill	—	—	3,568
Other	(353)	16	(788)
Actual tax expense	$3,750	$9,167	$9,384
____________
*) Per share amounts (basic) of the tax benefit resulting from the ‘‘Approved Enterprise’’ status	$0.43	$0.25	$0.19
*) Per share amounts (diluted) of the tax benefit resulting from the ‘‘Approved Enterprise’’ status	$0.41	$0.24	$0.18

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 10:-    INCOME TAXES   (Cont.)

d.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2003	2004	2005
Domestic	$31,035	$35,618	$34,702
Foreign	2,080	4,292	*)(5,234)
	$33,115	$39,910	$29,468

*)	Including goodwill impairment of $ 10,493.

e.	The provision for income taxes is comprised as follows:

	Year ended December 31,
	2003	2004	2005
Current taxes	$4,141	$10,946	$11,240
Deferred taxes	(391)	(1,779)	(1,856)
	$3,750	$9,167	$9,384
Domestic (Israel)	$3,022	$7,540	$8,509
Foreign	728	1,627	875
	$3,750	$9,167	$9,384

NOTE 11:-    SHAREHOLDERS' EQUITY

a.	On January 28, 2004, the Company effected an initial public offering of its Ordinary shares in the United States. The Company issued 4,752,800 shares at a price of $ 20.80 per share before underwriting discount and issuance expenses.

b.	The Ordinary shares of the Company confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if and when, declared.

c.	In November 2005, the Company's board of directors authorized the repurchase of up to $30,000 worth of the Company's Ordinary shares in the open market. Under the repurchase program, purchases of Ordinary shares may be made from time to time at the discretion of management and commenced or suspended at any time or from time to time. Under the repurchase program, during 2005 the Company purchased 67,500 shares, at a total cost of $ 1,537. The average purchase price was $ 22.77 per share (see also Note 17a). These shares are dormant and do not have the right to vote or to receive dividends.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-    SHAREHOLDERS' EQUITY   (Cont.)

d.	Stock options:

The Company has granted stock options to employees, officers and directors of the Company at an exercise price equal to or below the fair market value of the Company's shares at the date of grant. Options granted generally vest over a period of two to five years, and expire up to seven years from the date of grant.

Under the Company's stock option plans, options to purchase 5,897,000 Ordinary shares have been reserved for grants of options. As of December 31, 2005, 414,090 options are available for future grants. Any options which are cancelled or forfeited before expiration become available for future grants (see also Note 17b).

A summary of the Company's stock option activity excluding options granted to a service provider and related information is as follows:

	Year ended December 31,
	2003		2004		2005
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
		$		$		$
Outstanding at the beginning of the year	1,978,200	5.49	1,605,700	7.11	2,501,850	17.20
Granted	548,700	10.80	1,738,650	22.43	328,600	29.62
Exercised	(801,200)	4.78	(652,700)	5.13	(452,300)	5.35
Forfeited / cancelled	(120,000)	10.79	(189,800)	19.82	(271,940)	24.28
Outstanding at the end of the year	1,605,700	7.11	2,501,850	17.2	2,106,210	20.77
Exercisable at the end of the period	456,400	5.35	262,900	4.52	243,380	10.7

The options outstanding as of December 31, 2005, have been separated into exercise price categories as follows:

Exercise Price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable
$		(Years)	$		$
3.84	3,250	0.16	3.84	3,250	3.84
10.80	523,010	2.75	10.80	240,130	10.80
20.80	898,400	3	20.80	—	—
26.85	226,450	3.83	26.85	—	—
28.43	140,000	3.92	28.43	—	—
29.21	195,100	4.50	29.21	—	—
30.32	120,000	4.58	30.32	—	—
	2,106,210	3.31	20.77	243,380	10.7

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-    SHAREHOLDERS' EQUITY   (Cont.)

Weighted-average fair values and weighted average exercise prices of options on the date of grant are as follows:

	Weighted average fair values of options on the date of grant			Weighted average exercise prices of options on the date of grant
	Year ended December 31,			Year ended December 31,
	2003	2004	2005	2003	2004	2005
	Adjusted NIS in thousands
Less than market value	$—	$12.41	$—	$—	$10.8	$—
Equal to market value	$8.88	$7.76	$6.09	$10.8	$22.96	$29.62

e.	Options granted to the chairman of the Board of Directors:

On February 9, 2003, the Company entered into in a management services agreement (‘‘the Agreement’’) with a company wholly owned and controlled by its then newly appointed Chairman of the Board of Directors (‘‘the Chairman’’). According to the Agreement, the Chairman would dedicate to the Company at least two days a week in consideration for a monthly payment of NIS 42 (approximately $ 9), payable to the management services company. In addition, the Company granted the management services company 240,000 options to purchase Ordinary shares of the Company, with an exercise price of $ 7.58 per share following a reduction in the per share exercise price of $ 0.225 as a result of the dividend paid in June 2003 and $ 0.196 as a result of the dividend paid in September 2004. 120,000 options vested on December 31, 2003 and 60,000 options were to vest on each of December 31, 2004 and December 31, 2005. Pursuant to the terms of the options, the options scheduled to vest in 2004 and 2005 vested in January 2004 upon completion of the Company’s initial public offering in the United States (see also Note 17c).

The Company accounted for these options as a variable plan under the fair value method under SFAS No. 123 and EITF No. 96-18, because these options were granted to the Chairman in his capacity as a service provider and not as the chairman of the Board of Directors. The fair value of these options was measured in accordance with EITF 00-18 on December 31, 2003 and was estimated using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.53%, dividend yield of 0%, volatility factors of the expected market price of the Company's Ordinary shares of 32.2%, and contractual life of the options of 3.5 years. The Company recorded stock-based compensation expense in the amount of $ 1,913, $ 1,099 and $ 0 in the years ended December 31, 2003, 2004 and 2005, respectively, relating to these options.

f.	Dividends:

1.	Dividends are paid in NIS. Dividends paid to shareholders outside Israel may be converted into dollars on the basis of the exchange rate prevailing at the date of conversion.

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 11:-    SHAREHOLDERS' EQUITY   (Cont.)

2.	In August 2002, two of the major shareholders of the Company agreed with each other to use their best efforts to cause the Company during each of the five years commencing July 1, 2002 to distribute cash dividends to the Company's shareholders out of all current profits, up to an annual amount (net of Israeli taxes) of $ 4,500 per year. This agreement terminates on the date the aggregate amount of dividends distributed after July 1, 2002 equals $ 22,500. As of December 31, 2005, dividends in the aggregate amount of $ 14,417 had been distributed. Pursuant to this agreement. The Company is not a party to this agreement.

3.	On May 18, 2003, the Board of Directors announced a dividend payment in the amount of $ 4,661, or $ 0.225 per share. The dividend was paid on June 12, 2003.

4.	On August 9, 2004, the Board of Directors announced a dividend payment in the amount of $ 5,091, or $ 0.196 per share. The dividend was paid on September 8, 2004.

NOTE 12:-    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standards No. 131, ‘‘Disclosure About Segments of an Enterprise and Related Information’’. Total revenues are attributed to geographic areas based on the location of the customers.

The following data presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2003, 2004 and 2005:

	December 31,
	2003		2004		2005
	Total Revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets
United States	$50,560	$8,984	$44,529	$8,543	$59,084	$8,285
Turkey	24,934	213	46,224	474	37,648	1,065
Latin America	10,109	—	22,470	15	35,273	1,757
UK	—	—	19,568	82,570	29,594	59,956
Spain	14,302	—	15,753	215	15,921	290
China	5,090	—	13,488	147	14,979	213
Israel	7,974	6,047	10,710	8,171	11,558	10,555
Europe (except Turkey, UK and Spain)	4,005	—	3,762	50	12,721	54
India	—	—	1,604	—	9,515	—
Other	693	68	2,445	34	9,107	26
	$117,667	$15,312	$180,553	$100,219	$235,400	$82,201

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 12:-    MAJOR CUSTOMER AND GEOGRAPHIC INFORMATION   (Cont.)

b.	Sales to major customers representing more than 10% of total revenues are as follows:

	Year ended December 31,
	2003	2004	2005
	%
Customer A	16	5	9

It is impracticable to provide revenues by product lines for the years ended December 31, 2003, 2004 and 2005.

NOTE 13:-    EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2003	2004	2005
Net income	$29,365	$30,743	$20,084
Weighted average number of Ordinary shares outstanding	20,422	25,599	26,835
Dilutive effect:
Employee and others stock options	932	1,081	640
Diluted weighted average number of Ordinary shares outstanding	21,354	26,680	27,475
Basic net earnings per share	$1.44	$1.20	$0.75
Diluted net earnings per share	$1.38	$1.15	$0.73

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 14:-    SELECTED STATEMENTS OF INCOME DATA

	Year ended December 31,
	2003	2004	2005
Financial income, net:
Financial income:
Interest	$1,358	$1,854	$2,640
Gain on sale of available-for-sale marketable securities	—	—	522
Foreign currency translation gains	2,481	1,610	1,095
Other	—	—	661
	3,839	3,464	4,918
Financial expenses:
Interest	207	271	46
Foreign currency translation losses	—	—	1,849
Other	5	94	114
	212	365	2,009
	$3,627	$3,099	$2,909

NOTE 15:-    RELATED PARTIES TRANSACTIONS

The Company owned 18.8%, 18.6% and 0% of the outstanding shares of Wizcom as of December 31, 2003, 2004 and 2005, respectively, and Mr. Meir Shamir, a director of the Company, is also a director of Wizcom. In 2003, 2004 and 2005, the Company paid Wizcom $ 53, $ 47 and $ 0 for services and products rendered by Wizcom to the Company. On February 10, 2005, the Company entered into an agreement to sell all of its shares in Wizcom (see Note 2e).

The Company paid SDSA Technologies Ltd., a company controlled by the son of Mr. Aharon Lipman, who served as the chairman of the board of directors of the Company from 1983 to February 2003, $ 17 in 2003, $ 20 in 2004 and $ 10 in 2005 for software development services provided by SDSA Technologies to the Company.

NOTE 16:-    OTHER COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,
	2004		2005
Unrealized gains from hedging transactions, net		$(1,001)	$103
Unrealized gain on available-for-sale securities	405		—
Foreign currency translation adjustments	5,066		(3,531)
Total other comprehensive income	$4,470		$(3,428)

LIPMAN ELECTRONIC ENGINEERING LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 17:-    SUBSEQUENT EVENTS (UNAUDITED)

a.	As part of the Company's share repurchase program (see Note 11c), from January 1, 2006 through February 28, 2006, the Company purchased 143,300 of its Ordinary shares, at a total cost of $ 3,497.

b.	In February 2006, the Board of Directors adopted the 2006 share incentive plan (the ‘‘Plan’’) and authorized issuance of up to 2,000,000 of its ordinary shares the grant of options to employees, directors and consultants of up to 2,000,000 share options for the Company's Ordinary shares. The Plan authorizes the issuance of stock options, share appreciation rights and restricted shares. The adoption of the Plan is subject to shareholders approval.

If the Plan is approved by the Company’s shareholders, the 414,090 options available for grant under the Company’s 2004 option plan as of December 31, 2005, will be cancelled and no new option awards will be made under its 2004 option plan.

c.	The Company's Audit Committee and Board of Directors have approved an amendment to the management services agreement with the company owned and controlled by the Chairman that would extend the term of the agreement for an additional three-year period until February 2009, and would grant that company options to purchase 100,000 of the Company's Ordinary Shares at a price equal to the fair market value on the date of approval of such grant by its shareholders. The options will vest over a three year period in equal installments. This amendment is subject to the approval of the Company's shareholders.